Exhibit 99.2

This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority in the United States or Canada has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

NOTICES OF MEETINGS

AND

JOINT INFORMATION CIRCULAR

CONCERNING AN ARRANGEMENT INVOLVING

FIRST MAJESTIC SILVER CORP.

AND

SILVERCREST MINES INC.

AND

SILVERCREST METALS INC.

August 24, 2015

If you have any questions regarding the information described in this joint information circular or require assistance with voting your shares, please contact Laurel Hill Advisory Group, our proxy solicitation agent, at 1-877-452-7184 (416-304-0211 collect) or by e-mail at assistance@laurelhill.com.

Dear SilverCrest Shareholder:	August 24, 2015

The Board of Directors invites you to attend the special meeting (the “SilverCrest Meeting”) of shareholders (“SilverCrest Shareholders”) of SilverCrest Mines Inc. (“SilverCrest”) to be held at 10:00 a.m. (Vancouver time) on Friday, September 25, 2015 at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia.

At the SilverCrest Meeting, you will be asked to consider and vote upon, among other things, a resolution approving the plan of arrangement (the “Arrangement”) contemplated by the arrangement agreement (the “Arrangement Agreement”) dated July 26, 2015 among SilverCrest, First Majestic Silver Corp. (“First Majestic”) and SilverCrest Metals Inc. (“New SilverCrest”) pursuant to which First Majestic will acquire all of the issued and outstanding shares of SilverCrest and in return SilverCrest Shareholders will receive, in respect of each common share of SilverCrest (a “SilverCrest Share”) held, 0.2769 of a common share of First Majestic (a “First Majestic Share”) and C$0.0001 in cash (the “Consideration”). SilverCrest Shareholders will also receive 0.1667 of a common share of New SilverCrest (a “New SilverCrest Share”), a company newly incorporated by SilverCrest for purposes of the Arrangement. Each unexercised SilverCrest stock option will be exchanged for a New SilverCrest stock option and a First Majestic replacement option based on the same exchange ratios.

The Consideration implies a value of C$1.30 per SilverCrest Share based on the closing price of the First Majestic Shares on the Toronto Stock Exchange (“TSX”) on July 24, 2015, the last trading day prior to announcement of the Arrangement Agreement. The Consideration represents a premium of approximately 37% to the 30-day volume-weighted average price of the SilverCrest Shares on the TSX for the period ending July 24, 2015 and a premium of approximately 35% to the closing price of the SilverCrest Shares on the TSX on such date.

New SilverCrest will be an exploration company which will have the benefit of current SilverCrest management’s exploration expertise. As part of the Arrangement, SilverCrest will transfer to New SilverCrest its Cruz de Mayo, Las Chispas, Angel de Plata, Huasabas and Estacion Llano exploration properties located in northern Mexico, as well as C$5,250,000 in cash and certain other assets currently owned by SilverCrest. First Majestic will transfer its Guadalupe exploration property located in Durango, Mexico to New SilverCrest, and will own approximately 9.9% of the New SilverCrest Shares following completion of the Arrangement. N. Eric Fier, SilverCrest’s Chief Operating Officer, will be the CEO and President of New SilverCrest along with other members of SilverCrest’s current board and management team. New SilverCrest has applied to list the New SilverCrest Shares on the TSX Venture Exchange.

On completion of the Arrangement, former SilverCrest Shareholders are expected to hold approximately 21.2% of the outstanding First Majestic Shares and approximately 90.1% of the outstanding New SilverCrest Shares.

To be effective, the Arrangement must be approved by a resolution (the “Arrangement Resolution”) passed by (i) at least two-thirds of the votes cast on such resolution by SilverCrest Shareholders at the SilverCrest Meeting, and (ii) at least a simple majority of the votes cast on such resolution by SilverCrest Shareholders at the SilverCrest Meeting, excluding the votes of SilverCrest Shares held or controlled by J. Scott Drever, N. Eric Fier and Barney Magnusson, each of whom is an “interested party” under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions. The Arrangement is also subject to certain conditions and the approval of the Supreme Court of British Columbia as well as certain regulatory approvals. Subject to receiving such approvals and satisfying all other conditions of closing, it is anticipated that the Arrangement will be completed in early October 2015.

The accompanying Notices of Special Meetings and Joint Information Circular of SilverCrest and First Majestic (the “Circular”) provide a full description of the Arrangement and include certain additional information to assist you in considering how to vote on the Arrangement. You are encouraged to consider carefully all of the information in the Circular including the documents incorporated by reference therein.

Vote your shares today FOR the Arrangement Resolution. Your vote is important regardless of the number of SilverCrest Shares you own. If you are a registered holder of SilverCrest Shares, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy by not later than 10:00 a.m. (Vancouver time) on September 23, 2015 (or 48 hours prior to the time of any adjournment or postponement of the SilverCrest Meeting), to ensure that your SilverCrest Shares will be voted at the SilverCrest Meeting in accordance with your instructions, whether or not you are able to attend in person. If you hold your SilverCrest Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your SilverCrest Shares.

All directors and certain officers of SilverCrest have entered into a lock-up agreement with First Majestic pursuant to which they have agreed, subject to the terms of that agreement, to vote for the Arrangement Resolution. As of the date of the lock-up agreement, these directors and officers held, in aggregate, 4,658,530 SilverCrest Shares which represented 3.9% of the then issued and outstanding SilverCrest Shares.

The Board of Directors of SilverCrest (the “SilverCrest Board”) has unanimously determined that the Consideration is fair to SilverCrest Shareholders and the SilverCrest Optionholders and that the Arrangement is in the best interests of SilverCrest. Further, the SilverCrest Board has unanimously approved the Arrangement Agreement and unanimously recommends that SilverCrest Shareholders vote FOR the Arrangement Resolution. The recommendation of the SilverCrest Board is based on various factors, as more particularly set out in the Circular, including the fairness opinion of National Bank Financial Inc., to the effect that the Consideration is fair, from a financial point of view, to the SilverCrest Shareholders.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free (416-304-0211 collect) or by email at assistance@laurelhill.com, or contact your professional advisor.

Yours truly,

“J. Scott Drever”

J. Scott Drever

Chief Executive Officer

Dear First Majestic Shareholder:	August 24, 2015

The Board of Directors invites you to attend the special meeting (the “First Majestic Meeting”) of shareholders (“First Majestic Shareholders”) of First Majestic Silver Corp. (“First Majestic”) to be held at 2:00 p.m. (Vancouver time) on Friday, September 25, 2015 at Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

At the First Majestic Meeting, you will be asked to consider and vote upon a resolution (the “First Majestic Resolution”) authorizing (i) the issuance of common shares of First Majestic (“First Majestic Shares”) to shareholders (“SilverCrest Shareholders”) of SilverCrest Mines Inc. (“SilverCrest”) as consideration under the plan of arrangement (the “Arrangement”) contemplated by the arrangement agreement dated July 26, 2015 among SilverCrest, First Majestic and SilverCrest Metals Inc. (“New SilverCrest”), and (ii) the allotment and reservation for issuance of the First Majestic Shares underlying replacement options (the “First Majestic Replacement Options”) to be issued to holders of stock options of SilverCrest pursuant to the Arrangement.

Pursuant to the Arrangement, First Majestic will acquire all of the issued and outstanding shares of SilverCrest, and in return SilverCrest Shareholders will receive, in respect of each common share of SilverCrest held, 0.2769 of First Majestic Share and C$0.0001 in cash (the “Consideration”). SilverCrest Shareholders will also receive 0.1667 of a common share of New SilverCrest, a company newly incorporated by SilverCrest for purposes of the Arrangement. Each unexercised SilverCrest stock option will be exchanged for a New SilverCrest stock option and a First Majestic Replacement Option based on the same exchange ratios.

To be effective, the First Majestic Resolution must be approved by at least a majority of the votes cast on such resolution by First Majestic Shareholders in person or by proxy at the First Majestic Meeting. The Arrangement is also subject to certain conditions and the approval of the Supreme Court of British Columbia as well as certain regulatory approvals. Subject to receiving such approvals and satisfying all other conditions of closing, it is anticipated that the Arrangement will be completed in early October 2015.

The accompanying Notices of Special Meetings and Joint Information Circular of First Majestic and SilverCrest (the “Circular”) provide a full description of the Arrangement and include certain additional information to assist you in considering how to vote on the First Majestic Resolution. You are encouraged to consider carefully all of the information in the Circular including the documents incorporated by reference therein.

Vote your shares today FOR the First Majestic Resolution. Your vote is important regardless of the number of First Majestic Shares you own. If you are a registered holder of First Majestic Shares, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy by not later than 2:00 p.m. (Vancouver time) on September 23, 2015 (or 48 hours prior to the time of any adjournment or postponement of the First Majestic Meeting), to ensure that your First Majestic Shares will be voted at the First Majestic Meeting in accordance with your instructions, whether or not you are able to attend in person. If you hold your First Majestic Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your First Majestic Shares.

The Board of Directors of First Majestic (the “First Majestic Board”) has unanimously determined that the Arrangement is in the best interests of First Majestic. Further, the First Majestic Board has unanimously approved the Arrangement Agreement and unanimously recommends that First Majestic Shareholders vote FOR the First Majestic Resolution. The recommendation of the First Majestic Board is based on various factors, as more particularly set out in the Circular, including the opinion of Cormark Securities Inc., to the effect that the Arrangement is fair, from a financial point of view, to First Majestic.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free (416-304-0211 collect) or by email at assistance@laurelhill.com, or contact your professional advisor.

Yours truly,

“Keith Neumeyer”

Keith Neumeyer

President and Chief Executive Officer

SILVERCREST MINES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “SilverCrest Meeting”) of the shareholders (“SilverCrest Shareholders”) of SilverCrest Mines Inc. (“SilverCrest”) will be held on September 25, 2015 at 10:00 a.m. (Vancouver time) at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia for the following purposes:

1.	in accordance with the interim order of the Supreme Court of British Columbia dated August 24, 2015 (the “Interim Order”), to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia), the purpose of which is to effect, among other things, the exchange of each issued and outstanding common share (“SilverCrest Share”) of SilverCrest for 0.2769 of a common share of First Majestic Silver Corp. (“First Majestic”) plus C$0.0001 in cash and the distribution of 0.1667 of a common share of SilverCrest Metals Inc. (“New SilverCrest”) for each SilverCrest Share, all as more fully set forth in the accompanying joint information circular dated August 24, 2015 of SilverCrest and First Majestic (the “Circular”) with the full text of the Arrangement Resolution set out in Appendix A to the Circular;

2.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve a stock option plan for New SilverCrest, as more particularly described in the Circular; and

3.	to transact such further or other business as may properly come before the SilverCrest Meeting and any adjournments or postponements thereof.

The Board of Directors of SilverCrest (the “SilverCrest Board”) unanimously recommends that SilverCrest Shareholders vote FOR the Arrangement Resolution. It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the SilverCrest Meeting.

The SilverCrest Board has fixed August 17, 2015 as the record date for determining SilverCrest Shareholders who are entitled to receive notice of and to vote at the SilverCrest Meeting. Only registered SilverCrest Shareholders of record at the close of business on August 17, 2015 are entitled to receive notice of the SilverCrest Meeting (“SilverCrest Notice of Meeting”) and to attend and vote at the SilverCrest Meeting. This SilverCrest Notice of Meeting is accompanied by the Circular, a form of proxy and a letter of transmittal.

Registered SilverCrest Shareholders who are unable to attend the SilverCrest Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the instructions on the form of proxy. To be used at the SilverCrest Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or 416-263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon prior to 10:00 a.m. (Vancouver time) on September 23, 2015, or, if the SilverCrest Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start of such adjourned or postponed meeting. Notwithstanding the foregoing, late proxies may be accepted or rejected by the Chair of the SilverCrest Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. SilverCrest Shareholders whose SilverCrest Shares are registered in the name of a broker, custodian, nominee or other intermediary (“Beneficial SilverCrest Shareholders”) should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein. Failure to do so may result in your SilverCrest Shares not being voted at the SilverCrest Meeting.

Registered SilverCrest Shareholders have the right to dissent (“Dissent Rights”) with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their SilverCrest Shares in accordance with the Plan of Arrangement and the Interim Order. Failure to strictly comply with the requirements to exercise Dissent Rights as set forth in section 242 of the Business Corporations Act (British Columbia) as modified by Article 3 of the Plan of Arrangement and the Interim Order may result in the loss or unavailability of the right to dissent. Among other things, a dissenting SilverCrest Shareholder must send a written objection to the Arrangement Resolution, which written objection must be received by SilverCrest at its registered office at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4 on or before 5:00 p.m. (Vancouver time) on September 23, 2015.

Beneficial SilverCrest Shareholders who wish to dissent should be aware that only registered SilverCrest Shareholders are entitled to dissent. Accordingly, a Beneficial SilverCrest Shareholder desiring to exercise Dissent Rights must make arrangements for the SilverCrest Shares beneficially owned by such Beneficial SilverCrest Shareholder to be registered in the Beneficial SilverCrest Shareholders’ name prior to the time the written objection to the Arrangement Resolution is required to be received by SilverCrest or, alternatively, make arrangements for the registered holder of such SilverCrest Shares to dissent on behalf of the Beneficial SilverCrest Shareholder. A summary of the procedures with respect to the exercise of Dissent Rights is set out in the Circular under the heading “Rights of Dissenting SilverCrest Shareholders”.

The Circular provides additional information relating to the matters to be dealt with at the SilverCrest Meeting and is deemed to form part of this SilverCrest Notice of Meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the SilverCrest Meeting will be held at a time and place to be specified either by SilverCrest before the SilverCrest Meeting or by the Chair at the SilverCrest Meeting.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free (416-304-0211 collect) or by email at assistance@laurelhill.com, or contact your professional advisor.

DATED as of the 24th day of August, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“J. Scott Drever”

J. Scott Drever

Chief Executive Officer

FIRST MAJESTIC SILVER CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “First Majestic Meeting”) of the shareholders (“First Majestic Shareholders”) of First Majestic Silver Corp. (“First Majestic”) will be held on September 25, 2015 at 2:00 p.m. (Vancouver time) at Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia for the following purposes:

1.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “First Majestic Resolution”) to authorize (i) the issuance of common shares of First Majestic (“First Majestic Shares”) to shareholders of SilverCrest Mines Inc. (“SilverCrest”) as consideration under the plan of arrangement (the “Arrangement”) contemplated by the arrangement agreement dated July 26, 2015 among SilverCrest, First Majestic and SilverCrest Metals Inc., and (ii) the allotment and reservation for issuance of the First Majestic Shares underlying replacement options to be issued to holders of stock options of SilverCrest pursuant to the Arrangement, all as more fully set forth in the accompanying joint information circular dated August 24, 2015 of SilverCrest and First Majestic (the “Circular”) with the full text of the First Majestic Resolution set out in Appendix B to the Circular; and

2.	to transact such further or other business as may properly come before the First Majestic Meeting and any adjournments or postponements thereof.

The Board of Directors of First Majestic (the “First Majestic Board”) unanimously recommends that First Majestic Shareholders vote FOR the First Majestic Resolution. It is a condition to the completion of the Arrangement that the First Majestic Resolution be approved at the First Majestic Meeting.

The First Majestic Board has fixed August 17, 2015 as the record date for determining First Majestic Shareholders who are entitled to receive notice of and to vote at the First Majestic Meeting. Only registered First Majestic Shareholders of record at the close of business on August 17, 2015 are entitled to receive notice of the First Majestic Meeting (“First Majestic Notice of Meeting”) and to attend and vote at the First Majestic Meeting. This First Majestic Notice of Meeting is accompanied by the Circular and a form of proxy.

Registered First Majestic Shareholders who are unable to attend the First Majestic Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the instructions on the form of proxy. To be used at the First Majestic Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (toll free within North America) or 416-263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon prior to 2:00 p.m. (Vancouver time) on September 23, 2015, or, if the First Majestic Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start of such adjourned or postponed meeting. Notwithstanding the foregoing, late proxies may be accepted or rejected by the Chair of the First Majestic Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. First Majestic Shareholders whose First Majestic Shares are registered in the name of a broker, custodian, nominee or other intermediary should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein. Failure to do so may result in your First Majestic Shares not being voted at the First Majestic Meeting.

The Circular provides additional information relating to the matters to be dealt with at the First Majestic Meeting and is deemed to form part of this First Majestic Notice of Meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the First Majestic Meeting will be held at a time and place to be specified either by First Majestic before the First Majestic Meeting or by the Chair at the First Majestic Meeting.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll-free (416-304-0211 collect) or by email at assistance@laurelhill.com, or contact your professional advisor.

DATED as of the 24th day of August, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Keith Neumeyer”

Keith Neumeyer

President and Chief Executive Officer

Joint Management Information Circular	4
Information Contained in this Information Circular	4
Reporting Currency, Exchange Rate and Financial Information	4
Forward-Looking Statements	5
National Instrument 43-101	6
Additional Information	7
Information for Beneficial Shareholders	7
Information for United States Shareholders	8
SILVERCREST SHAREHOLDERS - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE SILVERCREST MEETING	11
FIRST MAJESTIC SHAREHOLDERS - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE FIRST MAJESTIC MEETING	18
Glossary of Terms	23
Summary	32
Information Concerning the SilverCrest Meeting	43
Purpose of the SilverCrest Meeting; Approvals Required	43
Date, Time and Place of the SilverCrest Meeting	43
Record Date	43
Solicitation of Proxies	43
Appointment of Proxyholders	43
Voting by Proxyholder	43
Registered SilverCrest Shareholders	44
Beneficial SilverCrest Shareholders	44
Revocation of Proxies	44
Voting Shares and Principal Holders Thereof	45
Information Concerning the First Majestic Meeting	45
Purpose of the First Majestic Meeting; Approvals Required	45
Date, Time and Place of the First Majestic Meeting	45
Record Date	45
Solicitation of Proxies	45
Appointment of Proxyholders	45
Voting by Proxyholder	46
Registered First Majestic Shareholders	46
Beneficial First Majestic Shareholders	46
Revocation of Proxies	46
Voting Shares and Principal Holders Thereof	47
The Arrangement	47
Overview	47
Background to the Arrangement	48
Recommendation of the SilverCrest Board	51
Reasons for the Recommendation of the SilverCrest Board	51
SilverCrest Fairness Opinion	53
Recommendation of the First Majestic Board	54
Reasons for the Recommendation of the First Majestic Board	54
First Majestic Fairness Opinion	56
Description of the Arrangement	56
Procedure for the Arrangement to Become Effective	59
SilverCrest Shareholder Approval	59
First Majestic Shareholder Approval	59
Lock-up Agreement	59
Court Approval and Completion of the Arrangement	61
Stock Exchange Listing and Reporting Issuer Status	62

Letter of Transmittal	62
Entitlement to Cash Consideration	63
Treatment of Fractional Shares	63
Return of SilverCrest Share Certificates	64
Lost Certificates	64
Cancellation of Rights after Three Years	64
Withholding Rights	64
Right to Dissent	64
Delivery Requirements	65
Interests of Certain Persons in the Arrangement	65
Intention of SilverCrest Directors and Officers	68
Intention of First Majestic Directors and Officers	69
Depositary	69
Expenses of the Arrangement	69
Regulatory Matters	69
Canadian Securities Law Matters	69
United States Securities Law Matters	71
Mexican Antitrust Clearance	72
Stock Exchange Approvals	72
The Arrangement Agreement	72
Effective Date and Conditions of Arrangement	73
Representations, Warranties and Covenants of SilverCrest	73
Representations, Warranties and Covenants of First Majestic	73
Representations, Warranties and Covenants of New SilverCrest	74
Conditions to the Arrangement	74
Non-Solicitation Covenants and Rights to Accept a Superior Proposal	75
First Majestic’s Right to Match	77
Termination	78
Termination Payment	78
Certain Canadian Federal Income Tax Considerations	79
Certain United States Federal Income Tax Considerations	87
Information CONCERNING SilverCrest	99
Information CONCERNING First Majestic	99
Information Concerning First Majestic Post-Arrangement	99
Information Concerning New SilverCrest Post-Arrangement	99
Risk Factors	100
Risk Factors Relating to the Arrangement	100
Risk Factors Relating to First Majestic Post-Arrangement	102
Rights of Dissenting SilverCrest Shareholders	104
Interest of Informed Persons in Material Transactions	107
APPROVAL OF New SilverCrest Stock Option Plan	107
Legal Matters	108
INTERESTS OF EXPERTS OF FIRST MAJESTIC AND SILVERCREST	108
FIRST MAJESTIC DIRECTORS’ APPROVAL	111
SILVERCREST DIRECTORS’ APPROVAL	111
Consent of National Bank Financial Inc.	112
Consent of CORMARK SECURITIES Inc.	113

Appendices

Joint Management Information Circular

Information Contained in this Information Circular

This Circular is delivered in connection with the solicitation of proxies by and on behalf of management of SilverCrest and First Majestic for use at the SilverCrest Meeting and the First Majestic Meeting, respectively, and any adjournment(s) or postponement(s) thereof. No person is authorized to give any information or make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized or as being accurate. For greater certainty, to the extent that any information provided on SilverCrest’s or First Majestic’s website or by SilverCrest and First Majestic’s proxy solicitation agent is inconsistent with this Circular, you should rely on the information provided in this Circular.

The information concerning SilverCrest and New SilverCrest contained in this Circular has been provided by SilverCrest. Although First Majestic has no knowledge that would indicate that any of the information provided by SilverCrest is untrue or incomplete, First Majestic does not assume any responsibility for the accuracy or completeness of such information or the failure by SilverCrest to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to First Majestic.

The information concerning First Majestic contained in this Circular has been provided by First Majestic. Although SilverCrest has no knowledge that would indicate that any of the information provided by First Majestic is untrue or incomplete, SilverCrest does not assume any responsibility for the accuracy or completeness of such information or the failure by First Majestic to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to SilverCrest.

All summaries of, and references to, the Arrangement Agreement and the Plan of Arrangement in this Circular are qualified in their entirety by the complete text of those documents. The Arrangement Agreement is available under SilverCrest’s and First Majestic’s profiles on SEDAR at www.sedar.com and on EDGAR under SilverCrest’s and First Majestic’s profiles at www.sec.gov. The Plan of Arrangement is attached hereto as Appendix C. The Arrangement Agreement was amended by agreement of the parties on August 24, 2015 to set the exercise price of the New SilverCrest Options at C$0.06. You are urged to read carefully the full text of the Arrangement Agreement and the Plan of Arrangement.

Information in this Circular is given as at August 24, 2015 unless otherwise indicated. Information contained in the documents incorporated herein by reference is given as at the respective dates stated therein.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

SilverCrest Shareholders and First Majestic Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

Reporting Currency, Exchange Rate and Financial Information

Each of SilverCrest and First Majestic publishes its consolidated financial statements in United States dollars. Except as otherwise indicated in this Circular, references to “U.S. dollars” or “US$” are to the currency of the United States and references to “Canadian dollars” and “C$” are to the currency of Canada.

The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the financial periods of each of SilverCrest and First Majestic ended June 30, 2015, December 31, 2014 and December 31, 2013, as quoted by the Bank of Canada, were as follows:

	Six months ended June 30, 2015	Year ended December 31, 2014	Year ended December 31, 2013
High	1.2803	1.1643	1.0697
Low	1.1728	1.0614	0.9839
Average	1.2354	1.1045	1.0299
Closing	1.2474	1.1607	1.0617

On August 24, 2015, the Bank of Canada noon rate of exchange for U.S. dollars was US$1.00 = C$1.3213.

Except as otherwise indicated in this Circular, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to SilverCrest and New SilverCrest, including the unaudited pro forma consolidated financial statements of New SilverCrest, have been prepared and presented in U.S. dollars in accordance with IFRS and all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to First Majestic, including the unaudited pro forma consolidated financial statements of First Majestic, have been prepared and presented in U.S. dollars in accordance with IFRS.

Forward-Looking Statements

This Circular includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities laws. When used in this Circular, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: anticipated benefits of the Arrangement to First Majestic, SilverCrest and their respective shareholders; the timing and receipt of required shareholder, court, stock exchange, creditor and regulatory approvals for the Arrangement; the ability of First Majestic and SilverCrest to satisfy the other conditions to, and to complete, the Arrangement; the closing of the Arrangement; the listing of the New SilverCrest Shares on the TSX-V; the integration of First Majestic and SilverCrest; pro forma financial information; the tax consequences of holding and disposing SilverCrest Shares, First Majestic Shares and New SilverCrest Shares; the completion of a post-closing reorganization of First Majestic and SilverCrest; the development of the Santa Elena Mine; future silver production; analyst coverage, liquidity and institutional shareholdings of First Majestic Shares; future growth potential for First Majestic, SilverCrest and their respective businesses; future plans for the La Joya property; future mine development plans; estimates regarding mineral reserves and resources of First Majestic and SilverCrest; estimates regarding the life of and recovery of minerals at the Santa Elena mine; and estimates of production costs.

In respect of the forward-looking statements and information concerning the anticipated completion of the Arrangement and the anticipated timing for completion of the Arrangement, the parties have provided them in reliance on certain assumptions that they believe are reasonable at this time, including the ability of the parties to receive, in a timely manner, the necessary shareholder, court, stock exchange, creditor and regulatory approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. These dates may change for a number of reasons, including inability to secure necessary shareholder, court, stock exchange, creditor and regulatory approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Circular, including the information incorporated by reference, concerning these times.

Forward-looking information relating to future silver production, analyst coverage, liquidity and institutional shareholdings of First Majestic Shares, future growth potential for First Majestic, SilverCrest and their respective businesses, future mine development plans, estimates regarding the life of and recovery of minerals at the Santa Elena mine, and estimates of production costs is based on management of the applicable parties’ reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of development and production; estimated production rates for silver and other metals produced by the parties; the estimated costs of development of development projects; First Majestic’s and/or SilverCrest’s ability to operate in a safe and effective manner and their ability to obtain financing on reasonable terms.

These statements reflect the parties’ respective current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: satisfaction or waiver of all applicable conditions to closing of the Arrangement including, without limitation, receipt of all necessary shareholder, court, stock exchange, creditor and regulatory approvals or consents and lack of material changes with respect to First Majestic and SilverCrest and their respective businesses, all as more particularly set forth in the Arrangement Agreement; the synergies expected from the Arrangement not being realized; business integration risks; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of the First Majestic Shares; fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the parties do business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; title to properties; and the factors identified under the caption “Risk Factors” in the First Majestic AIF, under the caption “Risk Factors” in the SilverCrest AIF and under “Risk Factors” in this Circular. In addition, the failure of a party to comply with the terms of the Arrangement Agreement may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and is ability to fund growth prospects and current operations.

Readers are cautioned against attributing undue certainty to forward-looking statements or information. Although the parties have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The parties do not intend, and do not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

National Instrument 43-101

All information concerning the First Majestic Material Properties in this Circular has been provided by First Majestic. Unless otherwise stated, scientific and technical information concerning the First Majestic Material Properties is summarized, derived, or extracted from the First Majestic Material Technical Reports. The First Majestic Material Technical Reports have been filed with Canadian securities regulatory authorities and the SEC and are available for review on First Majestic’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For a complete description of the assumptions, qualifications, and procedures associated with the information in the First Majestic Material Technical Reports, reference should be made to the full text of the reports.

All information concerning the SilverCrest Material Properties in this Circular has been provided by SilverCrest. Unless otherwise stated, scientific and technical information concerning the SilverCrest Material Properties is summarized, derived, or extracted from the SilverCrest Material Technical Reports. The SilverCrest Material Technical Reports have been filed with Canadian securities regulatory authorities and the SEC and are available for review on SilverCrest’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For a complete description of the assumptions, qualifications, and procedures associated with the information in the SilverCrest Material Technical Reports, reference should be made to the full text of the reports.

Each of the authors of the First Majestic Material Technical Reports and the SilverCrest Material Technical Reports listed under the heading “Interests of Experts of First Majestic and SilverCrest” in this Circular is a “qualified person” for the purposes of NI 43-101.

Additional Information

This Circular incorporates important business and financial information about SilverCrest and First Majestic from documents that are not included in or delivered with this Circular. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this Circular free of charge by requesting them in writing by mail or email or by telephone at the following respective addresses and telephone numbers:

For additional information concerning SilverCrest or New SilverCrest:

SilverCrest Mines Inc.

Suite 501 - 570 Granville Street

Vancouver, BC V6C 3P1

info@silvercrestmines.com

604-694-1730

1-866-691-1730 (toll free)

For additional information concerning First Majestic: First Majestic Silver Corp. 1805 - 925 West Georgia Street Vancouver, BC V6C3L2 info@firstmajestic.com 604-688-3033 1-866-529-2807 (toll free)

For a more detailed description of the information incorporated by reference into this Circular and how you may obtain it, see “Appendix D – Information Concerning SilverCrest – Documents Incorporated by Reference” and “Appendix E – Information Concerning First Majestic – Documents Incorporated by Reference”, as applicable.

Information for Beneficial Shareholders

The information set out in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold Shares in their own name. This Circular and the accompanying materials are being sent also to Beneficial SilverCrest Shareholders and Beneficial First Majestic Shareholders (collectively, “Beneficial Shareholders”). Beneficial Shareholders hold their Shares through a broker, investment dealer or other intermediary (each, an “Intermediary”).

If you are a Beneficial Shareholder, your Intermediary will send you a voting instruction form (“VIF”) or proxy form with this Circular. This form will instruct the Intermediary as to how to vote your Shares at the SilverCrest Meeting or First Majestic Meeting, as applicable, on your behalf. You must follow the instructions from your Intermediary to vote. The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically mails a voting instruction form to Beneficial Shareholders and asks Beneficial Shareholders to return the VIF to Broadridge (in some cases the completion of the VIF may be by telephone or the internet). Additionally, there are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”. SilverCrest and First Majestic may utilize the Broadridge QuickVote™ service to assist Beneficial Shareholders that are NOBOs with voting their Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of Shares to be represented at the SilverCrest Meeting and First Majestic Meeting, as applicable.

For greater certainty, Beneficial Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote Shares directly at the SilverCrest Meeting or the First Majestic Meeting, as applicable. Instead, the Beneficial Shareholder must complete the VIF or proxy form and return it as instructed on the form. The Beneficial Shareholder must complete these steps well in advance of the SilverCrest Meeting or the First Majestic Meeting, as applicable, in order to ensure such Shares are voted.

In the alternative, if you wish to vote in person at the SilverCrest Meeting or the First Majestic Meeting, as applicable, or have another person attend and vote in person on your behalf, insert your name or such other person’s name in the space provided for the proxyholder appointment in the VIF or proxy form, and return it as instructed by your Intermediary. Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the SilverCrest Meeting or First Majestic Meeting, as applicable, through the internet. When you arrive at the SilverCrest Meeting or First Majestic Meeting, as applicable, please register with the scrutineer.

Beneficial Shareholders who have questions or concerns regarding any of these procedures may also contact their Intermediary. It is recommended that inquiries of this kind be made well in advance of the SilverCrest Meeting and the First Majestic Meeting. Beneficial SilverCrest Shareholders should also instruct their Intermediary to complete the Letter of Transmittal with respect to the Beneficial SilverCrest Shareholder’s SilverCrest Shares in order to receive in exchange pursuant to the Arrangement the applicable Consideration from First Majestic and, concurrently, the applicable number of New SilverCrest Shares.

Management of SilverCrest and First Majestic, respectively, will pay for Intermediaries to forward this Circular, the proxy form or a voting instruction form to objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

See “Information Concerning the SilverCrest Meeting” and “Information Concerning the First Majestic Meeting”.

Information for United States Shareholders

The First Majestic Shares and New SilverCrest Shares issuable under the Arrangement have not been and will not be registered under the U.S. Securities Act or any state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on August 24, 2015, and, subject to the approval of the Arrangement Resolution by the SilverCrest Shareholders and the approval of the First Majestic Resolution by the First Majestic Shareholders, a hearing for a final order approving the Arrangement will be held on September 30, 2015 (or as soon thereafter as legal counsel can be heard) at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. All SilverCrest Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. See “The Arrangement – Court Approval and Completion of the Arrangement”. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the First Majestic Shares, New SilverCrest Shares, First Majestic Replacement Options and New SilverCrest Options issued in connection with the Arrangement.

The First Majestic Shares and New SilverCrest Shares to be received by SilverCrest Shareholders upon completion of the Arrangement may be resold without restriction in the United States, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act”) of First Majestic or New SilverCrest, as applicable, at the time of such resale or who have been affiliates of First Majestic or New SilverCrest, as applicable, within 90 days before such resale. Further, the First Majestic Shares issuable upon the exercise of the First Majestic Replacement Options and the New SilverCrest Shares issuable upon exercise of the New SilverCrest Options in the United States after the Effective Time will not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and such options may be exercised only pursuant to registration under the U.S. Securities Act or an available exemption from the registration requirements of the U.S. Securities Act and pursuant to any applicable state securities laws and, if issued in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act, such securities will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and will be subject to transfer restrictions. See “Regulatory Matters – United States Securities Law Matters”.

SilverCrest and First Majestic are “foreign private issuers,” within the meaning of Rule 3b-4 under the U.S. Exchange Act, and the solicitation of proxies for the SilverCrest Meeting and the First Majestic Meeting are not subject to the requirements of section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada. SilverCrest Shareholders and First Majestic Shareholders in the United States should be aware that such requirements are different from those applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Although the unaudited historical interim financial statements and audited historical annual financial statements of SilverCrest and First Majestic and other financial information included or incorporated by reference in this Circular have been prepared in U.S. dollars, such financial statements and other financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS, which differs from U.S. generally accepted accounting principles in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles.

SilverCrest Shareholders should be aware that the Arrangement described in this Circular may have tax consequences in both the United States and Canada. Shareholders who are resident in, or citizens of, the United States are advised to review the summaries contained in this Circular under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

Information concerning the properties and operations of SilverCrest and First Majestic has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

The enforcement by investors of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that SilverCrest and First Majestic are organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are and will be residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, and that all or a substantial portion of the assets of SilverCrest, First Majestic and such persons are and will be located outside the United States. As a result, it may be difficult or impossible for SilverCrest Shareholders or First Majestic Shareholders resident in the United States to effect service of process within the United States upon SilverCrest or First Majestic, as applicable, their respective officers and directors or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, the SilverCrest Shareholders and the First Majestic Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

NEITHER THE FIRST MAJESTIC SHARES NOR THE NEW SILVERCREST SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SILVERCREST SHAREHOLDERS - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE SILVERCREST MEETING

The information contained below is of a summary nature and therefore is not complete. This summary information is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in this Circular.

If you have any questions regarding the information described in this joint information circular or require assistance with voting your shares, please contact Laurel Hill Advisory Group, our proxy solicitation agent, at 1-877-452-7184 (416-304-0211 collect) or by e-mail at assistance@laurelhill.com.

Q&A on the Arrangement

Q: What are SilverCrest Shareholders being asked to vote on?

A: SilverCrest Shareholders are being asked to vote on a special resolution to approve the plan of arrangement involving SilverCrest, First Majestic and New SilverCrest under the BCBCA pursuant to which First Majestic will acquire all of the outstanding SilverCrest Shares.

See “The Arrangement – SilverCrest Shareholder Approval”.

Q: What will I receive for my SilverCrest Shares under the Arrangement?

A: Under the Arrangement, each SilverCrest Shareholder will receive, subject to the terms of the Plan of Arrangement, 0.2769 of a First Majestic Share and C$0.0001 for each SilverCrest Share held. SilverCrest Shareholders will also receive 0.1667 of a common share of New SilverCrest, a company newly incorporated by SilverCrest for purposes of the Arrangement.

See “The Arrangement – Description of the Arrangement” and “The Arrangement – Letter of Transmittal”.

Q: Does the Consideration reflect a premium for the SilverCrest Shares?

A: The Consideration implied a share price premium for SilverCrest Shareholders as of the date of the Arrangement Agreement. The amount of the premium will vary according to the relative market prices of First Majestic Shares and SilverCrest Shares at the time of closing.

The Consideration represents a premium of approximately 37% to the 30-day volume-weighted average price of the SilverCrest Shares on the TSX for the period ending July 24, 2015 and a premium of approximately 35% to the closing price of the SilverCrest Shares on the TSX on such date.

Q: Does the SilverCrest Board support the Arrangement?

A: Yes. The SilverCrest Board has unanimously determined that the Consideration is fair to SilverCrest Shareholders and the SilverCrest Optionholders and that the Arrangement is in the best interests of SilverCrest. Further, the SilverCrest Board has unanimously approved the Arrangement Agreement and unanimously recommends that SilverCrest Shareholders vote FOR the Arrangement Resolution.

The recommendation of the SilverCrest Board is based on various factors, as more particularly set out in the accompanying joint information circular, including the fairness opinion of National Bank Financial Inc., to the effect that the Consideration is fair, from a financial point of view, to the SilverCrest Shareholders.

See “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the First Majestic Board” and “The Arrangement – Reasons for the Recommendation of the First Majestic Board”.

Q: What approvals are required of SilverCrest Shareholders at the SilverCrest Meeting?

A: To be effective, the Arrangement Resolution must be approved by:

(a)	at least two-thirds of the votes cast on the Arrangement Resolution by SilverCrest Shareholders present in person or represented by proxy and entitled to vote at the SilverCrest Meeting, and

(b)	at least a majority of the votes cast on the Arrangement Resolution by SilverCrest Shareholders present in person or represented by proxy and entitled to vote at the SilverCrest Meeting, excluding for this purpose votes attached to SilverCrest Shares held by certain executive officers of SilverCrest who are entitled to receive “change of control” payments upon completion of the Arrangement pursuant to their respective management consulting agreements with SilverCrest. See “The Arrangement – SilverCrest Shareholder Approval” and “Regulatory Matters – Canadian Securities Law Matters – MI 61-101”.

First Majestic has entered into voting agreements with the Locked-up Shareholders, pursuant to which the Locked-up Shareholders have agreed, subject to the terms and conditions of the Lock-up Agreement, to vote their SilverCrest Shares in favour of the Arrangement Resolution. As of the date of the Arrangement Agreement, the Locked-up Shareholders collectively beneficially owned or exercised control or direction over an aggregate of 4,658,530 SilverCrest Shares and 6,475,000 SilverCrest Options, representing 3.92% of the SilverCrest Shares on a non-diluted basis, and 8.61% of the SilverCrest Shares on a fully-diluted basis. See “The Arrangement – Lock-up Agreement”.

Q: What other approvals are required for the Arrangement?

The issuance of shares of First Majestic must be approved by the First Majestic Shareholders. See “The Arrangement – First Majestic Shareholder Approval”.

In addition, the Arrangement must be approved by the Court. The Court will be asked to grant an order approving the Arrangement and to determine that the Arrangement is fair to the SilverCrest Shareholders and the SilverCrest Optionholders. SilverCrest will apply to the Court for this order if the SilverCrest Shareholders approve the Arrangement Resolution at the SilverCrest Meeting and the First Majestic Shareholders approve the First Majestic Resolution at the First Majestic Meeting.

The Arrangement and the transactions contemplated thereby are also subject to regulatory approval including the approval of the (i) TSX, (ii) the NYSE and the NYSE MKT, and (iii) Mexican Antitrust Clearance.

See “The Arrangement – First Majestic Shareholder Approval” and “The Arrangement – Court Approval and Completion of the Arrangement”.

Q: When will the Arrangement become effective?

A: Subject to obtaining the Court approval as well as the satisfaction of all other conditions precedent, if SilverCrest Shareholders approve the Arrangement Resolution and the First Majestic Shareholders approve the First Majestic Resolution, it is anticipated that the Arrangement will be completed in early October 2015.

Q: What are the Canadian federal income tax consequences of the Arrangement?

A: SilverCrest Shareholders who are Eligible Holders and who make a valid Tax Election with First Majestic may defer all or part of the Canadian income tax that would otherwise arise on an exchange of their SilverCrest Shares for First Majestic Shares and cash under the Arrangement.

A tax instruction letter providing certain instructions on how to complete the Tax Election forms may be obtained from the Depositary by checking Box G on the Letter of Transmittal and submitting the Letter of Transmittal to the Depositary within 90 days of the Effective Date in accordance with the procedures set out under “The Arrangement – Letter of Transmittal”. A tax instruction letter may also be obtained on First Majestic’s website at www.firstmajestic.com on or around the Effective Date. First Majestic agrees only to execute tax election forms of Eligible Holders that have been prepared in accordance with the procedures set out in the tax instruction letter within 90 days of the Effective Date and which comply with the provisions of the Tax Act. For further information about making a Tax Election see “Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Exchange of SilverCrest Shares for First Majestic Shares and Cash — Section 85 Election”.

Subject to the qualifications set forth in this Circular, a Resident Shareholder whose SilverCrest Shares are exchanged for First Majestic Shares and cash pursuant to the Arrangement, and who does not make a valid Tax Election with respect to the exchange, will be considered to have disposed of those SilverCrest Shares for proceeds of disposition equal to the aggregate fair market value of the First Majestic Shares and cash. As a result, a Resident Shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Shareholder’s SilverCrest Shares immediately before the exchange. Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Shareholder in a taxation year must be included in computing the Resident Shareholder’s income for that taxation year. One-half of any capital loss must be deducted from taxable capital gains realized by the Resident Shareholder in the year of disposition, in accordance with the detailed rules of the Tax Act.

A Non-Resident Shareholder will generally not be taxable in Canada with respect to any capital gains generated on the disposition of SilverCrest Shares pursuant to the Arrangement as long as such SilverCrest Shares do not constitute “taxable Canadian property” as defined in the Tax Act.

See “Certain Canadian Federal Income Tax Considerations” for the definitions of terms used but not defined above and for a general summary of certain Canadian federal income tax consequences relating to the Arrangement.

Tax matters are complicated and the tax consequences of the Arrangement to you will depend on the facts of your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you.

Q: What are the United States federal income tax consequences of the Arrangement?

A: The exchange of SilverCrest Shares for First Majestic Shares, cash and the New SilverCrest Share Consideration pursuant to the Exchange generally is intended by First Majestic to qualify as part of a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”) provided that the Substantially All Assets Requirement is satisfied and the Amalgamation Transactions take place as currently intended by First Majestic. However, it is not entirely clear that the Arrangement will qualify for treatment as a Reorganization and neither SilverCrest nor First Majestic has sought or obtained either a ruling from the IRS or an opinion of counsel or other tax advisors regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Exchange as a Reorganization or that the U.S. courts will uphold the status of the Exchange as a Reorganization in the event of an IRS challenge. If the Amalgamation Transactions do not take place, the Exchange will be a fully taxable transaction for U.S. federal income tax purposes.

Assuming the Exchange is treated as part of a Reorganization, and subject to special rules applicable to interests in a PFIC, as discussed under “Certain United States Federal Income Tax Considerations” below, U.S. Holders of SilverCrest Shares should not recognize gain or loss, except to the extent of the U.S. dollar amount of the cash and the fair market value of the New SilverCrest Share Consideration received pursuant to the Exchange. In addition, the distribution of the New SilverCrest Shares not treated as additional consideration paid by First Majestic for the SilverCrest Shares should generally be treated as a taxable distribution by SilverCrest.

Regardless of whether the Exchange qualifies as a Reorganization, the PFIC rules may require U.S. Holders to recognize taxable gain or income subject to tax at ordinary income tax rates and incur an interest charge on a deemed income deferral benefit. This description of U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the longer discussion under “Certain United States Federal Income Tax Considerations” below, and neither this description nor the longer discussion is intended to be legal or tax advice to any particular U.S. Holder of SilverCrest Shares (or after the Arrangement, New SilverCrest Shares and First Majestic Shares). Accordingly, U.S. Holders of SilverCrest Shares (or after the Arrangement, New SilverCrest Shares and First Majestic Shares) should consult their own tax advisors with respect to their particular circumstances.

See “Certain United States Federal Income Tax Considerations” for the definitions of terms used but not defined above and for a general summary of certain United States federal income tax consequences relating to the Arrangement.

Tax matters are complicated and the tax consequences of the Arrangement to you will depend upon the facts of your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you, including the applicability of United States federal, state, local, non-United States and other tax laws.

Q: What will happen to SilverCrest if the Arrangement is completed?

A: If the Arrangement is completed, First Majestic will acquire all of the outstanding SilverCrest Shares and SilverCrest will become a direct wholly-owned subsidiary of First Majestic. Following completion of the Arrangement, it is expected that the SilverCrest Shares will be delisted from the TSX and NYSE MKT, and First Majestic will apply to the applicable securities regulatory authorities in Canada to have SilverCrest cease to be a reporting issuer in all applicable jurisdictions in which SilverCrest is a reporting issuer. In addition, it is anticipated that First Majestic will cause SilverCrest to terminate its registration under section 12(g) and suspend its reporting obligations under section 13(a) of the U.S. Exchange Act.

Q: Are the First Majestic Shares listed on a stock exchange?

A: Yes. First Majestic Shares currently trade on the TSX under the symbol “FR” and on the NYSE under “AG”. First Majestic has applied to the TSX and the NYSE to list the First Majestic Shares issuable (i) under the Arrangement and (ii) upon the exercise of the Replacement Options. It is a condition of closing that First Majestic will have obtained approval of the TSX, subject only to the customary listing conditions of the TSX, and of the NYSE, subject to fulfilling the requirements of the NYSE.

Q: Are SilverCrest Shareholders entitled to Dissent Rights?

A: Yes. Under the Interim Order, registered holders of SilverCrest Shares are entitled to Dissent Rights but only if they follow the procedures specified in the BCBCA, as modified by the Plan of Arrangement and the Interim Order. If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor.

See “The Arrangement – Right to Dissent”.

Q: What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A: If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In certain circumstances, including if SilverCrest accepts a competing offer that the SilverCrest Board concludes is superior to the Arrangement, SilverCrest will be required to pay to First Majestic the Termination Payment of C$8,000,000 if SilverCrest accepts a competing offer. In certain other circumstances, including termination due to breach of a representation or warranty or due to failure to obtain shareholder approval, one of the parties may be required to pay to the other than expense reimbursement fee of US$1,000,000.

See “The Arrangement Agreement – Termination” and The Arrangement Agreement – Termination Payment”.

Q: Should I send in my Letter of Transmittal and SilverCrest Share certificates now?

A: All registered holders of SilverCrest Shares should complete, sign and return the Letter of Transmittal with accompanying SilverCrest Share certificate(s) (if applicable) to the Depositary as soon as possible. In the event the Arrangement is not consummated, the Depositary will promptly return any SilverCrest Share certificates (if applicable) that have been deposited. Please be sure to use the Letter of Transmittal.

See “The Arrangement – Letter of Transmittal”.

Q: When will I receive the First Majestic Shares, cash and New SilverCrest Shares issuable pursuant to the Arrangement in exchange for my SilverCrest Shares?

A: You will receive 0.2769 of a First Majestic Share, C$0.0001 and 0.1667 of a New SilverCrest Share in exchange for each SilverCrest Share held as soon as practicable after the Arrangement becomes effective and your properly completed Letter of Transmittal and SilverCrest Share certificate(s) (if applicable) are received by the Depositary. It is anticipated that the Arrangement will be completed in early October 2015.

See “The Arrangement – Procedure for the Arrangement to Become Effective”.

Q: What happens if I send in my SilverCrest Share certificate(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A: If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your SilverCrest Share certificate(s) (if applicable) will be returned promptly to you by the Depositary.

Q: What will happen to my SilverCrest Options?

A: Under the Arrangement, each SilverCrest Option which is outstanding and has not been duly exercised prior to the Effective Time will be exchanged for a First Majestic Replacement Option to purchase from First Majestic such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio and a New SilverCrest Option to purchase from New SilverCrest such number of New SilverCrest Shares as is equal to the New SilverCrest Exchange Ratio. Each First Majestic Replacement Option will provide for an exercise price per First Majestic Share (rounded up to the nearest whole cent) equal to the exercise price per SilverCrest Share that would otherwise be payable pursuant to the SilverCrest Option it replaces, divided by the First Majestic Exchange Ratio. Each New SilverCrest Option will provide for an exercise price of C$0.06 per New SilverCrest Share. All terms and conditions of a First Majestic Replacement Option and a New SilverCrest Option, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Option for which it was exchanged except that there will be no accelerated expiry of First Majestic Replacement Options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant.

See “The Arrangement – Description of the Arrangement”.

Q&A on Proxy Voting

Q: Who is entitled to vote on the Arrangement Resolution?

A: The record date for determining the SilverCrest Shareholders entitled to receive notice of and to vote at the SilverCrest Meeting is August 17, 2015. Only SilverCrest Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the SilverCrest Meeting. Each SilverCrest Shareholder is entitled to one vote in respect of each SilverCrest Share held.

Q: What do I need to do now in order to vote on the Arrangement Resolution?

A: You should carefully read and consider the information contained in this Circular. Registered SilverCrest Shareholders should then vote by completing, dating and signing the enclosed form of proxy or, alternatively, by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the SilverCrest Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax:1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on September 23, 2015, or in the case of any postponement or adjournment of the SilverCrest Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned SilverCrest Meeting. Late proxies may be accepted or rejected by the Chair of the SilverCrest Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you hold your SilverCrest Shares through an Intermediary, please follow the instructions provided by such Intermediary to ensure that your vote is counted at the SilverCrest Meeting and contact your Intermediary for instructions and assistance in delivering the share certificate(s) representing those shares.

See “Information Concerning the SilverCrest Meeting – Voting by Proxyholder”.

Q: Should I send in my proxy now?

A: Yes. Once you have carefully read and considered the information contained in this Circular, to ensure your vote is counted, you need to complete and submit the enclosed form of proxy or, if applicable, provide your Intermediary with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 10:00 a.m. (Vancouver time) on September 23, 2015 (or if the SilverCrest Meeting is postponed or adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the postponed or adjourned meeting).

Q: What happens if I sign the form of proxy sent to me?

A: Signing and depositing the enclosed form of proxy gives authority to the person(s) designated by management of SilverCrest on such form to vote your SilverCrest Shares at the SilverCrest Meeting. If the instructions in a proxy given to SilverCrest’s management are specified, the SilverCrest Shares represented by such proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the SilverCrest Shares represented by a proxy given to SilverCrest’s management will be voted FOR the approval of the Arrangement Resolution as described in this Circular.

See “Information Concerning the SilverCrest Meeting – Voting by Proxyholder”.

Q: Can I appoint someone other than the person(s) designated by management of SilverCrest to vote my SilverCrest Shares?

A: Yes. A SilverCrest Shareholder has the right to appoint a person (who need not be a SilverCrest Shareholder) to attend and act for him, her or it and on his, her or its behalf at the SilverCrest Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy.

See “Information Concerning the SilverCrest Meeting – Voting by Proxyholder”.

Q: What if amendments are made to these matters or if other matters are brought before the SilverCrest Meeting?

A: If any amendments to matters identified in the accompanying SilverCrest Notice of Meeting or any other matters which are not now known to management should properly come before the SilverCrest Meeting or any postponement or adjournment thereof, the SilverCrest Shares represented by properly executed proxies given in favour of the person(s) designated by management of SilverCrest in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

See “Information Concerning the SilverCrest Meeting – Voting by Proxyholder”.

Q: Can I change my vote after I have voted by proxy?

A: Yes. In addition to revocation in any other manner permitted by law, a Registered SilverCrest Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the SilverCrest Shareholder, or his or her legal representative authorized in writing or, where the SilverCrest Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at SilverCrest’s principal and head office by fax at (604) 694-1761, or by mail or by hand at 570 Granville Street, Suite 501, Vancouver, British Columbia, V6C 3P1 at any time up to and including the last business day preceding the day of the SilverCrest Meeting, or in the case of any postponement or adjournment of the SilverCrest Meeting, the last business day preceding the day of the postponed or adjourned SilverCrest Meeting, or delivered to the Chair of the SilverCrest Meeting on the day fixed for the SilverCrest Meeting, and prior to the start of the SilverCrest Meeting or any postponement or adjournment thereof.

Only Registered SilverCrest Shareholders have the right to revoke a proxy. Beneficial SilverCrest Shareholders who wish to change their vote must in sufficient time in advance of the SilverCrest Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

See “Information Concerning the SilverCrest Meeting – Revocation of Proxies”.

Q: Who will count the votes?

A: SilverCrest’s transfer agent, Computershare Investor Services Inc., will act as scrutineer for the SilverCrest Meeting and will count and tabulate the votes received for the SilverCrest Meeting.

Q: If my SilverCrest Shares are held by my Intermediary, will they vote my SilverCrest Shares?

A: An Intermediary will vote the SilverCrest Shares held by you only if you provide instructions to them on how to vote. Without instructions, those SilverCrest Shares will not be voted. SilverCrest Shareholders should instruct their Intermediaries to vote their SilverCrest Shares on their behalf by following the directions provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the SilverCrest Shares at the SilverCrest Meeting, you cannot vote those SilverCrest Shares owned by you at the SilverCrest Meeting.

See “Information Concerning the SilverCrest Meeting – Beneficial SilverCrest Shareholders”.

If you have any questions regarding the information described in this joint information circular or require assistance with voting your shares, please contact Laurel Hill Advisory Group, our proxy solicitation agent, at 1-877-452-7184 (416-304-0211 collect) or by e-mail at assistance@laurelhill.com.

FIRST MAJESTIC SHAREHOLDERS - QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE FIRST MAJESTIC MEETING

The information contained below is of a summary nature and therefore is not complete. This summary information is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto, the form of proxy and the Letter of Transmittal, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in this Circular.

If you have any questions regarding the information described in this joint information circular or require assistance with voting your shares, please contact Laurel Hill Advisory Group, our proxy solicitation agent, at 1-877-452-7184 (416-304-0211 collect) or by e-mail at assistance@laurelhill.com.

Q&A on the Arrangement

Q: What are First Majestic Shareholders being asked to vote on?

A: First Majestic Shareholders are being asked to vote on a resolution to approve the issuance, or reservation for issuance, as the case may be, by First Majestic of the First Majestic Shares necessary to give effect to the Arrangement.

See “The Arrangement – First Majestic Shareholder Approval”.

Q: What will SilverCrest Shareholders receive for their SilverCrest Shares under the Arrangement?

A: Under the Arrangement, each SilverCrest Shareholder will receive, subject to the terms of the Plan of Arrangement, 0.2769 of a First Majestic Share and C$0.0001 for each SilverCrest Share held. SilverCrest Shareholders will also receive 0.1667 of a common share of New SilverCrest, a company newly incorporated by SilverCrest for purposes of the Arrangement. Each unexercised SilverCrest stock option will be exchanged for a New SilverCrest stock option and a First Majestic stock option based on the same exchange ratios.

See “The Arrangement – Description of the Arrangement” and “The Arrangement – Letter of Transmittal”.

Q: What will happen to my First Majestic Shares if the Arrangement is completed?

A: First Majestic Shareholders will continue to own their existing First Majestic Shares. The First Majestic Shares will continue to be listed on the TSX and on the NYSE.

Q: How many First Majestic Shares will be issuable pursuant to the Arrangement?

A: First Majestic expects to issue up to an aggregate of 35,795,750 First Majestic Shares pursuant to the Arrangement, which is equal to approximately 29.3% of the First Majestic Shares that were issued and outstanding as of the date of the Arrangement Agreement. This number includes the First Majestic Shares issuable in exchange for SilverCrest Shares outstanding at the Effective Time, as well as First Majestic Shares issuable on the exercise of the First Majestic Replacement Options that are issuable on completion of the Arrangement.

Following completion of the Arrangement, former First Majestic Shareholders will own approximately 78.8% of the First Majestic Shares and former SilverCrest Shareholders will own approximately 21.2% of the First Majestic Shares.

Q: Does the First Majestic Board support the Arrangement?

A: Yes. The First Majestic Board has unanimously determined that the Arrangement is in the best interests of First Majestic. Further, the First Majestic Board has unanimously approved the Arrangement Agreement and unanimously recommends that First Majestic Shareholders vote FOR the First Majestic Resolution.

The recommendation of the First Majestic Board is based on various factors, as more particulartly set out in the accompanying joint information circular, including the opinion of Cormark Securities Inc., to the effect that the Arrangement is fair, from a financial point of view, to First Majestic.

See “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendation of the First Majestic Board” and “The Arrangement – Reasons for the Recommendation of the First Majestic Board”.

Q: What approvals are required of First Majestic Shareholders at the First Majestic Meeting?

A: To be effective, the matters to be voted on at the First Majestic Meeting, including the First Majestic Resolution, must be approved by at least a majority of the votes cast by First Majestic Shareholders present in person or represented by proxy and entitled to vote at the First Majestic Meeting.

See “The Arrangement – First Majestic Shareholder Approval”.

Q: What other approvals are required for the Arrangement?

The Arrangement Resolution must be approved by the SilverCrest Shareholders. See “The Arrangement – SilverCrest Shareholder Approval” and “Regulatory Matters – Canadian Securities Law Matters – MI 61-101”.

In addition, the Arrangement must be approved by the Court. The Court will be asked to grant an order approving the Arrangement and to determine that the Arrangement is fair to the SilverCrest Shareholders and the SilverCrest Optionholders. SilverCrest will apply to the Court for this order if the SilverCrest Shareholders approve the Arrangement Resolution at the SilverCrest Meeting and the First Majestic Shareholders approve the First Majestic Resolution at the First Majestic Meeting.

The Arrangement and the transactions contemplated thereby are also subject to regulatory approval including the approval of the (i) TSX, (ii) the NYSE and the NYSE MKT, and (iii) Mexican Antitrust Clearance.

See “The Arrangement – First Majestic Shareholder Approval” and “The Arrangement – Court Approval and Completion of the Arrangement”.

Q: When will the Arrangement become effective?

A: Subject to obtaining the Court approval as well as the satisfaction of all other conditions precedent, if SilverCrest Shareholders approve the Arrangement Resolution and the First Majestic Shareholders approve the First Majestic Resolution, it is anticipated that the Arrangement will be completed in early October 2015.

Q: What will happen to First Majestic if the Arrangement is completed?

A: If the Arrangement is completed, First Majestic will acquire all of the outstanding SilverCrest Shares and SilverCrest will become a direct wholly-owned subsidiary of First Majestic.

Q: Are First Majestic Shareholders entitled to Dissent Rights?

A: No. First Majestic Shareholders are not entitled to any right of dissent or appraisal in connection with the Arrangement or the First Majestic Resolution.

Q: What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A: If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In certain circumstances, including if SilverCrest accepts a competing offer that the SilverCrest Board concludes is superior to the Arrangement, SilverCrest will be required to pay to First Majestic a termination fee of C$8,000,000 if SilverCrest accepts a competing offer. In certain other circumstances, including termination due to breach of a representation or warranty or due to failure to obtain shareholder approval, one of the parties may be required to pay to the other than expense reimbursement fee of US$1,000,000.

See “The Arrangement Agreement – Termination” and “The Arrangement Agreement – Termination Payment”.

Q&A on Proxy Voting

Q: Who is entitled to vote on the First Majestic Resolution?

A: The record date for determining the First Majestic Shareholders entitled to receive notice of and to vote at the First Majestic Meeting is August 17, 2015. Only First Majestic Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the First Majestic Meeting. Each First Majestic Shareholder is entitled to one vote in respect of each First Majestic Share held.

Q: What do I need to do now in order to vote on the First Majestic Resolution?

A: You should carefully read and consider the information contained in this Circular. Registered First Majestic Shareholders should then vote by completing, dating and signing the enclosed form of proxy or, alternatively, by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the First Majestic Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Fax:1-866-249-7775 (toll free within North America) or (416) 263-9524 (outside North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. To be effective, a proxy must be received by Computershare not later than 10:00 a.m. (Vancouver time) on September 23, 2015, or in the case of any postponement or adjournment of the First Majestic Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the postponed or adjourned First Majestic Meeting. Late proxies may be accepted or rejected by the Chair of the First Majestic Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you hold your First Majestic Shares through an Intermediary, please follow the instructions provided by such Intermediary to ensure that your vote is counted at the First Majestic Meeting and contact your Intermediary for instructions and assistance in delivering the share certificate(s) representing those shares.

See “Information Concerning the First Majestic Meeting – Voting by Proxyholder”.

Q: Should I send in my proxy now?

A: Yes. Once you have carefully read and considered the information contained in this Circular, to ensure your vote is counted, you need to complete and submit the enclosed form of proxy or, if applicable, provide your Intermediary with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 10:00 a.m. (Vancouver time) on September 23, 2015 (or if the First Majestic Meeting is postponed or adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the postponed or adjourned meeting).

Q: What happens if I sign the form of proxy sent to me?

A: Signing and depositing the enclosed form of proxy gives authority to the person(s) designated by management of First Majestic on such form to vote your First Majestic Shares at the First Majestic Meeting. If the instructions in a proxy given to First Majestic’s management are specified, the First Majestic Shares represented by such proxy will be voted FOR or AGAINST in accordance with your instructions on any poll that may be called for. If a choice is not specified, the First Majestic Shares represented by a proxy given to First Majestic’s management will be voted FOR the approval of the First Majestic Resolution as described in this Circular.

See “Information Concerning the First Majestic Meeting – Voting by Proxyholder”.

Q: Can I appoint someone other than the person(s) designated by management of First Majestic to vote my First Majestic Shares?

A: Yes. A First Majestic Shareholder has the right to appoint a person (who need not be a First Majestic Shareholder) to attend and act for him, her or it and on his, her or its behalf at the First Majestic Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy.

See “Information Concerning the First Majestic Meeting – Voting by Proxyholder”.

Q: What if amendments are made to these matters or if other matters are brought before the First Majestic Meeting?

A: If any amendments to matters identified in the accompanying First Majestic Notice of Meeting or any other matters which are not now known to management should properly come before the First Majestic Meeting or any postponement or adjournment thereof, the First Majestic Shares represented by properly executed proxies given in favour of the person(s) designated by management of First Majestic in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

See “Information Concerning the First Majestic Meeting – Voting by Proxyholder”.

Q: Can I change my vote after I have voted by proxy?

A: Yes. In addition to revocation in any other manner permitted by law, a Registered First Majestic Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the First Majestic Shareholder, or his or her legal representative authorized in writing or, where the First Majestic Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at First Majestic’s principal and head office by fax at (604) 639-8873, or by mail or by hand at 1805 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2 at any time up to and including the last business day preceding the day of the First Majestic Meeting, or in the case of any postponement or adjournment of the First Majestic Meeting, the last business day preceding the day of the postponed or adjourned First Majestic Meeting, or delivered to the Chair of the First Majestic Meeting on the day fixed for the First Majestic Meeting, and prior to the start of the First Majestic Meeting or any postponement or adjournment thereof.

Only Registered First Majestic Shareholders have the right to revoke a proxy. Beneficial First Majestic Shareholders who wish to change their vote must in sufficient time in advance of the First Majestic Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

See “Information Concerning the First Majestic Meeting – Revocation of Proxies”.

Q: Who will count the votes?

A: First Majestic’s transfer agent, Computershare Investor Services Inc., will act as scrutineer for the First Majestic Meeting and will count and tabulate the votes received for the First Majestic Meeting.

Q: If my First Majestic Shares are held by my Intermediary, will they vote my First Majestic Shares?

A: An Intermediary will vote the First Majestic Shares held by you only if you provide instructions to them on how to vote. Without instructions, those First Majestic Shares will not be voted. First Majestic Shareholders should instruct their Intermediaries to vote their First Majestic Shares on their behalf by following the directions provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the First Majestic Shares at the First Majestic Meeting, you cannot vote those First Majestic Shares owned by you at the First Majestic Meeting.

See “Information Concerning the First Majestic Meeting – Beneficial First Majestic Shareholders”.

If you have any questions regarding the information described in this joint information circular or require assistance with voting your shares, please contact Laurel Hill Advisory Group, our proxy solicitation agent, at 1-877-452-7184 (416-304-0211 collect) or by e-mail at assistance@laurelhill.com.

Glossary of Terms

The following is a glossary of certain terms used in this Circular, including the Summary hereof:

“Acquisition Proposal” means any proposal or offer made by any person, whether written or oral, other than First Majestic (or any affiliate of First Majestic or any person acting in concert with First Majestic or any affiliate of First Majestic) with respect to:

(a)	the acquisition or purchase by any person or group of persons acting jointly or in concert of any capital stock or other voting securities, or securities convertible into or exercisable or exchangeable for any capital stock or other voting securities of SilverCrest or any of its affiliates representing 20% or more of the outstanding voting securities of SilverCrest or such affiliate, on a fully diluted basis;

(b)	the acquisition or purchase by any person or group of persons acting jointly or in concert of any assets of SilverCrest and/or one or more of its affiliates (including equity interests in any of the SilverCrest Subsidiaries) which assets individually or in the aggregate contribute 20% or more of the consolidated revenue or represent 20% or more of the total asset value of SilverCrest and its affiliates taken as a whole (in each case based on the most recent consolidated financial statements of SilverCrest) (or any lease, licence, royalty, long-term supply agreement or other arrangement having a similar economic effect);

(c)	a merger, recapitalization, restructuring, reorganization, amalgamation, arrangement, joint venture or other business combination involving SilverCrest or any of its affiliates;

(d)	any other extraordinary business transaction involving or otherwise relating to SilverCrest or any of its affiliates; or

(e)	any public announcement of an intention to do any of the foregoing;

but does not include the Spin-Out Transaction;

“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA, on the terms set forth in the Plan of Arrangement, subject to any amendment or supplement thereto in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated July 26, 2015 among SilverCrest, First Majestic and New SilverCrest pursuant to which SilverCrest and First Majestic proposed to implement the Arrangement, a copy of which is available under SilverCrest’s and First Majestic’s profiles on SEDAR at www.sedar.com and on EDGAR under SilverCrest’s and First Majestic’s profiles at www.sec.gov, as amended on August 24, 2015 and as such agreement may be further amended or amended and restated;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the SilverCrest Meeting by SilverCrest Shareholders, substantially in the form set out in Appendix A;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Beneficial First Majestic Shareholder” means a non-registered beneficial holder of First Majestic Shares whose shares are held through an intermediary;

“Beneficial SilverCrest Shareholder” means a non-registered beneficial holder of SilverCrest Shares whose shares are held through an intermediary;

“Business Day” means any day other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada;

“Change of Recommendation” means (a) the SilverCrest Board fails to publicly recommend or has withdrawn, qualified or modified or SilverCrest or the SilverCrest Board, or any committee thereof, shall have changed in a manner adverse to First Majestic its approval or recommendation of the Arrangement; (b) the SilverCrest Board fails to publicly reaffirm its recommendation of the Arrangement and this Agreement as promptly as practicable after receipt of any request from First Majestic to do so and in any event within three business days after a public announcement of any Acquisition Proposal; (c) SilverCrest and/or the SilverCrest Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal; (d) SilverCrest accepts or enters into a letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding in respect of or that could reasonably be expected to lead to any Acquisition Proposal; or (e) SilverCrest or the SilverCrest Board, or any committee thereof, publicly proposes or announces its intention to do any of the foregoing;

“Circular” means the SilverCrest Notice of Meeting and the First Majestic Notice of Meeting, and this accompanying joint information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such joint information circular, to be sent to the SilverCrest Shareholders in connection with the SilverCrest Meeting and the First Majestic Shareholders in connection with the First Majestic Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

“COFECE” means the Comision Federal de Competencia Económica (Mexico);

“Consideration” means the consideration to be received from First Majestic pursuant to the Plan of Arrangement in respect of each SilverCrest Share that is issued and outstanding immediately prior to the Effective Time, consisting of such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio and C$0.0001 in cash;

“Cormark” means Cormark Securities Inc.;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc. acting as depositary for the purpose of, among other things, exchanging certificates representing SilverCrest Shares for certificates or DRS Advice Statements representing First Majestic Shares issuable as the Consideration and for certificates or DRS Advice Statements representing New SilverCrest Shares;

“Dissent Notice” means the written objection of a Registered SilverCrest Shareholder to the Arrangement Resolution, submitted to SilverCrest upon exercise of Dissent Rights;

“Dissent Rights” means the rights of dissent in respect of the Arrangement Resolution described in the Plan of Arrangement and the Interim Order;

“Dissent Shares” means SilverCrest Shares held by a Dissenting SilverCrest Shareholder and in respect of which the Dissenting SilverCrest Shareholder has validly exercised Dissent Rights;

“Dissenting SilverCrest Shareholder” means a Registered SilverCrest Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

“Distribution” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“DRS Advice Statement” means a statement prepared by the Transfer Agent pursuant to its direct registration system;

“EDGAR” means the Electronic Data Gathering and Retrieval System of the SEC;

“Effective Date” means the date the Arrangement completes, as determined in accordance with the Arrangement Agreement;

“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. on the Effective Date;

“Eligible Holder” means a beneficial holder of SilverCrest Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt under Part I of the Tax Act; or (ii) a partnership, any member of which is resident in Canada for the purposes of the Tax At (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the Tax Act);

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

“First Majestic” means First Majestic Silver Corp., a corporation existing under the laws of British Columbia;

“First Majestic AIF” means First Majestic’s Annual Information Form dated March 31, 2015 for the financial year ended December 31, 2014 (filed on SEDAR on March 31, 2015);

“First Majestic Board” means the board of directors of First Majestic as constituted from time to time;

“First Majestic Conveyance Agreement” means the agreement to be entered into on or prior to the Effective Date between First Majestic and New SilverCrest and their respective subsidiaries to effect (a) the subscription by First Majestic for New SilverCrest Shares; and (b) the transfer of the First Majestic Transferred Property from Guitarra Compañía Minera S.A. de C.V. (a subsidiary of First Majestic) to New SilverCrest Sub, such agreement to be in a form satisfactory to First Majestic, New SilverCrest and SilverCrest, acting reasonably;

“First Majestic Exchange Ratio” means 0.2769;

“First Majestic Fairness Opinion” means the opinion of Cormark to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Arrangement is fair, from a financial point of view, to First Majestic;

“First Majestic Material Properties” means the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine, the La Guitarra Silver Mine and the Del Toro Silver Mine (all as described in “Information Concerning First Majestic - Overview” in this Circular);

“First Majestic Material Technical Reports” means the NI 43-101 technical reports listed under the heading “Interests of Experts of First Majestic and SilverCrest” in this Circular;

“First Majestic Meeting” means the special meeting of the First Majestic Shareholders, including any adjournment or postponement thereof, to be called and held for the purpose of considering and, if thought fit, approving the First Majestic Resolution;

“First Majestic Notice of Meeting” means the notice of the First Majestic Meeting accompanying this Circular;

“First Majestic Option Plan” means First Majestic’s stock option plan approved by the First Majestic Shareholders on May 27, 2014;

“First Majestic Replacement Option” means an option to purchase from First Majestic such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio;

“First Majestic Resolution” means the ordinary resolution approving (i) the issuance of First Majestic Shares to SilverCrest Shareholders as consideration under the Arrangement, and (ii) the allotment and reservation for issuance of the First Majestic Shares underlying the First Majestic Replacement Options, to be substantially in the form and content of Appendix B, to be considered, and if deemed advisable, passed with or without variation, by the First Majestic Shareholders at the First Majestic Meeting;

“First Majestic Shareholders” means, at the relevant time, the Registered First Majestic Shareholders and/or Beneficial First Majestic Shareholders, as the context requires;

“First Majestic Shareholder Approval” means the approval by First Majestic Shareholders of the First Majestic Resolution at the First Majestic Meeting;

“First Majestic Shares” means the common shares in the authorized share structure of First Majestic;

“First Majestic Transferred Property” means all right, title and interest indirectly held by First Majestic in its mineral property referred to as the “Guadalupe” property, as more particularly described in Exhibit E to the Arrangement Agreement;

“IFRS” means International Financial Reporting Standards as incorporated in the CPA Canada Handbook - Accounting and as issued by the International Accounting Standards Board, at the relevant time applied on a consistent basis;

“Interim Order” means the interim order of the Court dated August 24, 2015 made in connection with the process for obtaining shareholder approval of the Arrangement and related matters attached as Appendix K to this Circular, as such order may be amended, supplemented or varied by the Court;

“In-the-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities issuable upon exercise of the stock option exceeds the aggregate exercise price of the stock option;

“Laurel Hill” means Laurel Hill Advisory Group, proxy solicitation agent for each of SilverCrest and First Majestic;

“Letter of Transmittal” means the letter of transmittal that accompanies the Circular for use by registered SilverCrest Shareholders;

“Lock-up Agreement” means the lock-up agreement between First Majestic and the Locked-up Shareholders entered into in connection with the Arrangement pursuant to which the Locked-up Shareholders have agreed, among other things, to vote their SilverCrest Shares for the Arrangement Resolution, as described in the Circular under “The Arrangement – Lock-up Agreement”;

“Locked-up Shareholders” means each of the directors and certain officers of SilverCrest who are parties to the Lock-up Agreement;

“Material Adverse Change”, when used in connection with First Majestic or SilverCrest, means:

(a)	any change, effect, development, event or occurrence that, individually or in the aggregate, prevents, or would reasonably be expected to prevent such party from performing its material obligations under this Agreement in any material respect prior to the Outside Date; or

(b)	any change, effect, development, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, operations, condition, affairs, liabilities (contingent or otherwise), obligations (whether absolute, conditional or otherwise) or prospects of such party and its subsidiaries taken as a whole, other than any change, effect, development, event or occurrence:

(i)	relating to the announcement of the execution of the Arrangement Agreement or relating to the Arrangement or other transactions contemplated by the Arrangement Agreement;

(ii)	relating to a decrease in the market price of such party’s common shares on any stock exchange (it being understood that, if the cause or causes of any decrease, in and of itself or themselves, is otherwise a Material Adverse Change, then such decrease may be taken into consideration when determining whether a Material Adverse Change has occurred);

(iii)	relating to the Canadian or international economy or securities markets in general;

(iv)	affecting the worldwide silver or gold mining industries in general, including any changes in the market price of silver or gold;

(v)	relating to any effect resulting from an act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof);

(vi)	relating to any natural disaster;

(vii)	relating to any generally applicable change in applicable laws (other than orders, judgments or decrees against a party or a subsidiary of a party) or in IFRS, in each case, to the extent necessary; or

(viii)	relating to any action taken by First Majestic or SilverCrest at the request of the other or that is required or contemplated by the Arrangement Agreement;

provided, however, that the effect referred to in clauses (iii) through (viii) above does not primarily relate to (or have the effect of primarily relating to) the party or the party’s subsidiaries, taken as a whole, or disproportionately adversely affect the party and the party’s subsidiaries, taken as a whole, compared with other companies of a similar size operating in the industry and jurisdiction in which that party and that party’s subsidiaries operate;

“Material Adverse Effect”, when used in connection with First Majestic or SilverCrest, means any change, effect, development, event or occurrence that has an effect that is, or would reasonably be expected to cause, a Material Adverse Change with respect to such party and its subsidiaries taken as a whole;

“Mexican Antitrust Clearance” means (a) the issuance of an authorization by COFECE to First Majestic and SilverCrest to consummate, on terms satisfactory to First Majestic and SilverCrest, the transactions contemplated by the Arrangement Agreement, or the expiry of the relevant statutory term (and any extension thereof) prescribed by the Mexican Competition Law without a decision by COFECE, and the deemed authorization of First Majestic and SilverCrest to consummate the transactions contemplated by the Arrangement Agreement; and (b) the receipt of all other applicable approvals or clearances from the appropriate governmental entities and/or the expiry or waiver of all applicable waiting periods by the appropriate governmental entities with respect to the transactions contemplated by the Arrangement Agreement under applicable antitrust or competition laws;

“Mexican Competition Law” means the Federal Economic Competition Law (Mexico) (Ley Federal de Competencia Económica);

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions adopted by certain of the Canadian Securities Administrators;

“National Bank Financial” means National Bank Financial Inc.;

“New SilverCrest” means SilverCrest Metals Inc. (formerly 1040669 B.C. Ltd.), a corporation existing under the laws of British Columbia;

“New SilverCrest Board” means the board of directors of New SilverCrest as constituted from time to time;

“New SilverCrest Exchange Ratio” means 0.1667;

“New SilverCrest Option” means an option to purchase from New SilverCrest such number of New SilverCrest Shares as is equal to the New SilverCrest Exchange Ratio, as more particularly described in the Plan of Arrangement;

“New SilverCrest Option Plan” means the stock option plan for the issuance of New SilverCrest Options in form and substance satisfactory to the parties, acting reasonably, and in compliance with all applicable laws;

“New SilverCrest Shares” means the common shares in the authorized share structure of New SilverCrest;

“New SilverCrest Sub” means Compañía Minera La Llamarada S.A. de C.V., a company existing under the laws of Mexico;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“Non-Resident Shareholder” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“NYSE” means the New York Stock Exchange;

“NYSE MKT” means NYSE MKT LLC;

“Outside Date” means the latest date by which the transactions contemplated by this Agreement are to be completed, which date, subject to the terms of the Arrangement Agreement, shall be October 31, 2015 or such later date as may be agreed upon by the parties;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Appendix C attached to the Circular and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order and acceptable to each of the parties to the Arrangement Agreement, acting reasonably;

“Record Date” means August 17, 2015;

“Registered First Majestic Shareholder” means a registered holder of First Majestic Shares as recorded in the shareholder register of First Majestic maintained by the Transfer Agent;

“Registered SilverCrest Shareholder” means a registered holder of SilverCrest Shares as recorded in the shareholder register of SilverCrest maintained by the Transfer Agent;

“Resident Shareholder” has the meaning ascribed to it under the heading “Certain Canadian Federal Income Tax Considerations”;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided under section 3(a)(10) thereof;

“Section 85 Election” has the meaning set out in Section 2.4(c) of the Plan of Arrangement;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators and available for public view at www.sedar.com;

“Shareholders” means, collectively, the SilverCrest Shareholders and the First Majestic Shareholders;

“Shares” means, collectively, the SilverCrest Shares and the First Majestic Shares;

“SilverCrest” means SilverCrest Mines Inc., a corporation existing under the BCBCA;

“SilverCrest AIF” means SilverCrest’s Annual Information Form dated March 31, 2015 for the financial year ended December 31, 2014 (filed on SEDAR on March 31, 2015);

“SilverCrest Board” means the board of directors of SilverCrest as constituted from time to time;

“SilverCrest Conveyance Agreement” means the agreement to be entered into on or prior to the Effective Date between SilverCrest and New SilverCrest and their respective subsidiaries to effect (a) the subscription by SilverCrest for New SilverCrest Shares; (b) the payment of the SilverCrest Subscription Amount by SilverCrest to New SilverCrest; (c) the transfer of the SilverCrest Transferred Assets from SilverCrest and the applicable SilverCrest Subsidiaries to New SilverCrest and its subsidiaries; and (d) the assumption of the SilverCrest Transferred Liabilities by New SilverCrest and its subsidiaries, as further described in the Plan of Arrangement, such agreement to be in a form satisfactory to SilverCrest, New SilverCrest and First Majestic, acting reasonably;

“SilverCrest Executive Shareholders” means J. Scott Drever (Chief Executive Officer of SilverCrest), N. Eric Fier (Chief Operating Officer of SilverCrest) and Barney Magnusson (Chief Financial Officer of SilverCrest);

“SilverCrest Fairness Opinion” means the opinion of National Bank Financial to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration is fair, from a financial point of view, to the SilverCrest Shareholders, as described under “The Arrangement – SilverCrest Fairness Opinion” and attached as Appendix I hereto;

“SilverCrest Material Properties” means the Santa Elena Project and the La Joya Property (all as described in “Information Concerning SilverCrest - Overview” in this Circular);

“SilverCrest Material Technical Reports” means the NI 43-101 technical reports listed under the heading “Interests of Experts of First Majestic and SilverCrest” in this Circular;

“SilverCrest Meeting” means the special meeting of SilverCrest Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order and the Arrangement Agreement to consider the Arrangement Resolution;

“SilverCrest Minority Approval” means, in relation to the Arrangement Resolution, approval by a majority of the votes cast on such resolution by the SilverCrest Shareholders in person or by proxy on the Arrangement Resolution, excluding votes attached to SilverCrest Shares held by the SilverCrest Executive Shareholders, all in accordance with MI 61-101;

“SilverCrest Notice of Meeting” means the notice of the SilverCrest Meeting accompanying this Circular;

“SilverCrest Option” means an option to purchase SilverCrest Shares issued pursuant to the SilverCrest Stock Option Plan;

“SilverCrest Option Plan” means SilverCrest’s Stock Option Plan dated May 1, 2013;

“SilverCrest Optionholder” means a holder of SilverCrest Options;

“SilverCrest Replacement Option” has the meaning set out in the Plan of Arrangement;

“SilverCrest Shareholder Approval” means the requisite approval of the Arrangement Resolution by (i) at least two-thirds of the votes cast on the Arrangement Resolution by SilverCrest Shareholders, present in person or represented by proxy and entitled to vote at the SilverCrest Meeting and (ii) the SilverCrest Minority Approval.

“SilverCrest Shareholders” means, at the relevant time, the Registered SilverCrest Shareholders and/or Beneficial SilverCrest Shareholders, as the context requires;

“SilverCrest Shares” means the common shares in the authorized share structure of SilverCrest;

“SilverCrest Subsidiaries” means, collectively, SVL Minerals Ltd., NorCrest Silver Inc., Minera Metro S.A. de C.V., SilverCrest de Mexico S.A. de C.V., Nusantara de Mexico S.A. de C.V., Santa Elena Oro e Plata S.A. de C.V., Magellan Exploracion S.A. de C.V., Minera del Cerro Santo S.A. de C.V., Minera Metapan S.A. de C.V., and Minera Atlas S.A. de C.V.;

“SilverCrest Transferred Assets” means all right, title and interest which SilverCrest or the SilverCrest Subsidiaries have in and to (a) the SilverCrest name and logo, (b) the office lease of SilverCrest relating to SilverCrest’s existing offices located at Suites 501 and 503 - 570 Granville Street, Vancouver, British Columbia, (c) all office furniture, office equipment or office supplies, located at the office location referred to in clause (b) above, and all associated computer software licences; (d) the Nusantara Note (as such term is defined in the Plan of Arrangement); and (e) the SilverCrest Transferred Properties;

“SilverCrest Transferred Liabilities” means:

(a)	all liabilities or obligations (contingent or otherwise) (other than any liability or obligation for taxes) in respect (but only in respect) of the SilverCrest Transferred Assets (including the operations or activities in connection therewith);

(b)	all liabilities or obligations for taxes payable to any governmental entity arising from, or in connection with the transaction contemplated under the SilverCrest Conveyance Agreement;

(c)	all liabilities or obligations for taxes payable but not yet paid or reflected in the contingencies or commitments in the annual financial statements of SilverCrest, to any governmental entity and imposed on, or is in respect of, the SilverCrest Transferred Assets and/or any liabilities or obligations referred to in this definition net of all applicable credits, deductions, and other amounts available (including any loss carryforwards) with respect to the SilverCrest Transferred Assets; and

(d)          TSX-V fees in respect of the listing of the New SilverCrest Shares on the TSX-V;

“SilverCrest Transferred Properties” means all of the right, title and interest of SilverCrest and the SilverCrest Subsidiaries in the mineral rights associated with SilverCrest’s properties referred to as the “Cruz de Mayo”, “Las Chispas”, “Silver Angel”, “Huasabas”, “Estacion Llano” projects, as more particularly set out in Exhibit D to the Arrangement Agreement;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal (provided, however, that for the purposes of this definition, all references to “20%” shall be changed to “100%”) made by a third party or parties acting jointly (other than First Majestic and its affiliates) that did not result from a breach of Section 4.4 of the Arrangement Agreement and which:

(a)	is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been obtained or demonstrated to the satisfaction of the SilverCrest Board acting in good faith (after receipt of advice from its financial advisors and outside legal counsel) to be reasonably likely to be obtained without undue delay;

(b)	is not subject to a due diligence condition and/or access condition;

(c)	is made available to all SilverCrest Shareholders on the same terms and conditions; and

(d)	in the good faith determination of the SilverCrest Board, after consultation with its financial advisors and outside legal counsel:

(i)	is reasonably capable of being completed in accordance with its terms and without undue delay, taking into account, all legal, financial, regulatory and other aspects of such proposal and the person making such proposal; and

(ii)	would, if consummated and taking into account all of the terms and conditions of such Acquisition Proposal (but not assuming away the risk of non-completion), result in a transaction more favourable to the SilverCrest Shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by First Majestic pursuant to Section 4.5 of the Arrangement Agreement);

“Tax Act” means the Income Tax Act (Canada), as amended, and the regulations thereunder, as amended;

“Tax Election” has the meaning set out in “Certain Canadian Federal Income Tax Considerations – Exchange of SilverCrest Shares for First Majestic Shares and Cash – Section 85 Election”;

“Termination Payment” means a payment of C$8,000,000 payable in certain circumstances pursuant to the Arrangement Agreement;

“Transfer Agent” means Computershare Trust Company of Canada, as registrar and transfer agent for each of SilverCrest and First Majestic;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, as promulgated or amended from time to time; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder, as promulgated or amended from time to time.

Certain other terms used herein but not defined herein are defined in the Arrangement Agreement and, unless the context otherwise requires, shall have the same meanings herein as in the Arrangement Agreement.

Summary

The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere in this Circular or incorporated by reference herein. Capitalized terms in this summary have the meanings set out in the Glossary of Terms or as otherwise set out herein.

The Meetings

SilverCrest Meeting

Purpose of the SilverCrest Meeting

At the SilverCrest Meeting, SilverCrest Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. Approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast on such resolution by SilverCrest Shareholders present in person or by proxy at the SilverCrest Meeting. In addition, in accordance with MI 61-101, the Arrangement Resolution must receive SilverCrest Minority Approval.

The SilverCrest Shareholders will also be asked at the SilverCrest Meeting to consider and, if deemed advisable, to approve the New SilverCrest Stock Option Plan. Approval of the New SilverCrest Stock Option Plan will require the affirmative vote of at least a majority of the votes cast on such resolution by SilverCrest Shareholders present in person or by proxy at the SilverCrest Meeting.

Date, Time and Place of SilverCrest Meeting	The SilverCrest Meeting will be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia, Canada on Friday, September 25, 2015 at 10:00 a.m. (Vancouver time).

Record Date for the SilverCrest Meeting	The record date for determining the SilverCrest Shareholders entitled to receive notice of and to vote at the SilverCrest Meeting is August 17, 2015. Only SilverCrest Shareholders of record as of the close of business on such date are entitled to receive notice of and to vote at the SilverCrest Meeting.

First Majestic Meeting

Purpose of the First Majestic Meeting	At the First Majestic Meeting, First Majestic Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the First Majestic Resolution. Approval of the First Majestic Resolution will require the affirmative vote of at least a majority of the votes cast on such resolution by First Majestic Shareholders present in person or by proxy at the First Majestic Meeting.

Date, Time and Place of First Majestic Meeting	The First Majestic Meeting will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada on Friday, September 25, 2015 at 2:00 p.m. (Vancouver time).

Record Date for the First Majestic Meeting	The record date for determining the First Majestic Shareholders entitled to receive notice of and to vote at the First Majestic Meeting is August 17, 2015. Only First Majestic Shareholders of record as of the close of business on such date are entitled to receive notice of and to vote at the First Majestic Meeting.

The Arrangement

The purpose of the Arrangement is to effect a business combination of SilverCrest with First Majestic by the exchange of all issued and outstanding SilverCrest Shares for First Majestic Shares (and a nominal cash component) and to establish New SilverCrest as a separate company. If the Arrangement Resolution receives SilverCrest Shareholder Approval and all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the BCBCA. As a result of the Arrangement, each SilverCrest Shareholder will become a shareholder of First Majestic and of New SilverCrest, and SilverCrest will become a wholly-owned subsidiary of First Majestic.

Following the issuance of the First Majestic Shares as part of the Consideration receivable by SilverCrest Shareholders under the Arrangement, SilverCrest Shareholders will hold approximately 21.2% of the total outstanding First Majestic Shares on a post-closing undiluted basis assuming no SilverCrest Options are exercised prior to the Effective Date and there are no other issuances of First Majestic Shares or SilverCrest Shares. Upon completion of the Arrangement, New SilverCrest will be owned as to approximately 90.1% by the former SilverCrest Shareholders and as to approximately 9.9% by First Majestic.

See “The Arrangement – Description of the Arrangement” and “The Arrangement Agreement”.

Recommendation of the SilverCrest Board

The SilverCrest Board, after careful consideration and having taken into account the SilverCrest Fairness Opinion and such other matters as the SilverCrest Board considered relevant, has unanimously determined that the Consideration payable by First Majestic under the Arrangement, together with the distribution of New SilverCrest Shares, is fair to SilverCrest Shareholders and the SilverCrest Optionholders and that the Arrangement is in the best interests of SilverCrest.

Accordingly, the SilverCrest Board has unanimously approved the Arrangement and unanimously recommends that SilverCrest Shareholders vote FOR the Arrangement Resolution.

Reasons for the Recommendation of the SilverCrest Board	In the course of their evaluation of the Arrangement to arrive at the conclusion that the Arrangement is beneficial to the SilverCrest Shareholders, the SilverCrest Board considered a number of factors including, among others, the following:

•         Significant Premium to SilverCrest Shareholders. First Majestic has offered SilverCrest Shareholders a significant premium to the SilverCrest Share price. Before ascribing any value to the New SilverCrest Shares, the Consideration to be received by the SilverCrest Shareholders, represents a premium of approximately 35% based on the closing price on the TSX of the First Majestic Shares and the SilverCrest Shares on July 24, 2015 (being the last trading day prior to the announcement of the Arrangement) and a premium of approximately 37% to the volume weighted average price of the SilverCrest Shares on the TSX for the 30-day period ending on July 24, 2015.

•         Benefits of Owning First Majestic Shares. The First Majestic Shares to be received by SilverCrest Shareholders in the Arrangement offer SilverCrest Shareholders the following:

•         an opportunity to own shares in a high-quality, leading silver producer;

•         access to First Majestic's operational and underground mining expertise;

•         diversification of SilverCrest’s single asset risk profile by providing exposure to First Majestic’s broad portfolio of Mexican assets; and

•         enhanced capital markets presence with a pro forma market capitalization in excess of C$685,000,000 based on the market capitalizations of First Majestic and SilverCrest on July 24, 2015 (the last trading day prior to announcement of the Arrangement Agreement) with increased analyst coverage, trading liquidity and a broader institutional investor base compared to that of SilverCrest.

•         Continued Participation by SilverCrest Shareholders in the Santa Elena Mine and the La Joya Property. SilverCrest Shareholders, through their ownership of First Majestic Shares, will continue to participate in the value associated with the operation and further development of the Santa Elena Mine and the exploration and potential development of the La Joya Project.

•         Continued Participation by SilverCrest Shareholders in the New SilverCrest Exploration Properties Through New SilverCrest. SilverCrest Shareholders, through their ownership of New SilverCrest Shares, will participate in the opportunities associated with the SilverCrest Transferred Properties and the First Majestic Transferred Property, and will have the benefit of SilverCrest management’s exploration expertise.

•         Fairness Opinion. SilverCrest’s financial advisor, National Bank Financial, provided its opinion to the SilverCrest Board to the effect that, as of July 26, 2015, and subject to the assumptions, limitations and qualifications set out in the SilverCrest Fairness Opinion, the Consideration is fair, from a financial point of view, to the SilverCrest Shareholders.

SilverCrest Fairness Opinion	As at the date of the SilverCrest Fairness Opinion and subject to the scope of the review, analysis undertaken and various assumptions, limitations and qualifications set forth in the SilverCrest Fairness Opinion, National Bank Financial has delivered its opinion that the Consideration is fair, from a financial point of view, to the SilverCrest Shareholders.

See “The Arrangement – SilverCrest Fairness Opinion” and the full text of the SilverCrest Fairness Opinion, which is attached as Appendix I to this Circular. SilverCrest Shareholders are encouraged to read the SilverCrest Fairness Opinion carefully in its entirety.

Recommendation of the First Majestic Board

The First Majestic Board, after careful consideration and having taken into account the First Majestic Fairness Opinion and such other matters as the First Majestic Board considered relevant, has unanimously determined that the Arrangement is in the best interests of First Majestic.

Accordingly, the First Majestic Board has unanimously approved the Arrangement and unanimously recommends that First Majestic Shareholders vote FOR the First Majestic Resolution.

Reasons for the Recommendation of the First Majestic Board

In the course of their evaluation of the Arrangement to arrive at the conclusion that the Arrangement is in the best interests of First Majestic, the First Majestic Board considered a number of factors including, among others, the following:

•         Addition of a Sixth Producing Mine. SilverCrest’s Santa Elena mine adds a sixth producing mine to First Majestic’s broad portfolio of Mexican projects, enhancing its leading position in Mexico. The completion of the Arrangement is consistent with First Majestic’s overall business plan, which includes the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to corporate growth. The Arrangement will further diversify First Majestic’s production portfolio and exploration potential, as well as its cash flow across a robust portfolio of producing mines. The strategic addition is expected to add production of approximately 5,200,000 silver equivalent ounces for the 2016 calendar year, increasing First Majestic’s estimated annual production to approximately 22,300,000 silver equivalent ounces in 2016.

The Arrangement will also increase First Majestic’s reserve and resource base. SilverCrest has reported (i) total probable reserves of 18,764,000 ounces of contained silver and 295,000 ounces of contained gold, (ii) indicated resources of 3,220,000 ounces of contained silver and 50,000 ounces of contained gold, and (iii) inferred resources of 1,932,000 ounces of contained silver and 31,000 ounces of contained gold. SilverCrest has estimated the Santa Elena mine to have a remaining life of eight years, with the potential for additional exploration.

•         Additional Low Cost Production. SilverCrest’s reported costs at the Santa Elena mine are lower than many of its peers in Mexico, with a cash operating cost of US$8.05 per silver equivalent ounce during the quarter ended June 30, 2015. The combination of the two businesses including the addition of SilverCrest’s highly automated and state of the art Santa Elena production facility is also expected to provide operational and production synergies with the potential to reduce operational and production costs further at the Santa Elena mine and First Majestic’s existing properties. Management of First Majestic has a strong track record of successful integration of similar acquisitions.

•         Strengthens Balance Sheet. The Arrangement is expected to add approximately US$33,000,000 in cash and US$29,000,000 of working capital to First Majestic’s balance sheet to further enhance its financial position. First Majestic’s net asset value per share, reserves and total resources per share and production per share are expected to increase with the addition of the Santa Elena mine.

•         Reasonable Premium to SilverCrest Shareholders. In consultation with Cormark, First Majestic has determined that the premium to be paid to the SilverCrest Shareholders is within the range typical in the market for similar transactions.

•         Increased Capital Market Presence. Upon completion of the Arrangement, First Majestic will have a broader shareholder base with expected increased market liquidity and a larger public float than First Majestic presently. As of July 24, 2015 (the last trading day prior to announcement of the Arrangement Agreement), First Majestic had a pro forma market capitalization of approximately C$685,000,000 (based on the market capitalizations of First Majestic and SilverCrest as of such date) compared with First Majestic’s market capitalization of approximately C$570,000,000.

•         Fairness Opinion. First Majestic’s financial advisor, Cormark, provided its opinion to the First Majestic Board to the effect that, as of July 24, 2015, and subject to the assumptions, limitations and qualifications set out in the First Majestic Fairness Opinion, the Arrangement is fair, from a financial point of view, to First Majestic.

First Majestic Fairness Opinion	As at the date of the First Majestic Fairness Opinion and subject to the scope of the review, analysis undertaken and various assumptions, limitations and qualifications set forth in the First Majestic Fairness Opinion, Cormark has delivered its opinion that the Arrangement is fair, from a financial point of view, to First Majestic.

See “The Arrangement – First Majestic Fairness Opinion” and the full text of the First Majestic Fairness Opinion, which is attached as Appendix J to this Circular. First Majestic Shareholders are encouraged to read the First Majestic Fairness Opinion carefully in its entirety.

Effects of the Arrangement

If the Arrangement Resolution and the First Majestic Resolution are passed, the Arrangement is approved by the Court and all of the other conditions to closing of the Arrangement are satisfied, First Majestic will acquire all of the outstanding SilverCrest Shares and SilverCrest will become a direct wholly-owned subsidiary of First Majestic. Each SilverCrest Shareholder will be entitled to receive 0.2769 of a First Majestic Share and C$0.0001 in exchange for each SilverCrest Share held. Each SilverCrest Shareholder will also be entitled to receive 0.1667 of a New SilverCrest Share. Each unexercised SilverCrest Option will be exchanged for a New SilverCrest Option and a First Majestic Replacement Option.

A copy of the Plan of Arrangement is attached as Appendix C and forms an integral part of this Circular. SilverCrest Shareholders are encouraged to read the Arrangement Agreement as it is the principal agreement that governs the Arrangement. The Arrangement Agreement is available under SilverCrest’s and First Majestic’s profiles on SEDAR at www.sedar.com and on EDGAR under SilverCrest’s and First Majestic’s profiles at www.sec.gov.

For a summary of the principal provisions of the Arrangement Agreement, see “The Arrangement Agreement”.

Non-Solicitation and Superior Proposals

Pursuant to the Arrangement Agreement, SilverCrest has agreed not to solicit, initiate or encourage any Acquisition Proposals. However, the SilverCrest Board has the right to consider and accept a Superior Proposal under certain conditions and First Majestic has the right to match the Superior Proposal. If SilverCrest accepts a Superior Proposal and terminates the Arrangement Agreement, SilverCrest must pay First Majestic the Termination Payment of C$8,000,000. SilverCrest can only consider and accept a Superior Proposal before the SilverCrest Meeting.

See “The Arrangement Agreement – Non-Solicitation Covenants and Rights to Accept a Superior Proposal” and “The Arrangement Agreement – First Majestic’s Right to Match”.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated before the Effective Time in certain circumstances. Such termination may, in certain circumstances, result in the payment by SilverCrest to First Majestic of the Termination Payment of C$8,000,000 or an expense reimbursement fee of US$1,000,000, or payment by First Majestic to SilverCrest of an expense reimbursement fee of US$1,000,000.

See “The Arrangement Agreement – Termination” and “The Arrangement Agreement – Termination Payment”.

Lock-up Agreement	The Locked-up Shareholders have entered into the Lock-up Agreement with First Majestic pursuant to which they have agreed, on and subject to the terms thereof, among other things, to vote for the Arrangement Resolution. As at the date of the Lock-up Agreement, the Locked-up Shareholders held approximately 3.9% of the issued and outstanding SilverCrest Shares.

Letter of Transmittal

The Letter of Transmittal is enclosed with this Circular for use by Registered SilverCrest Shareholders. In order for a Registered SilverCrest Shareholder to receive the First Majestic Shares and New SilverCrest Shares to which it is entitled under the Arrangement, the SilverCrest Shareholder is required to forward to the Depositary a completed and signed Letter of Transmittal and surrender its SilverCrest Shares and, where issued, SilverCrest Share certificate(s). The details for the surrender of SilverCrest Shares and, where issued, SilverCrest Share certificate(s) to the Depositary and the addresses of the Depositary are set out in the Letter of Transmittal. Provided that a Registered SilverCrest Shareholder has delivered and surrendered to the Depositary (i) a properly completed and duly executed Letter of Transmittal, (ii) SilverCrest Share certificates (where issued) and (iii) such additional documents as the Depositary may reasonably require in respect of the exchange of SilverCrest Shares, the Registered SilverCrest Shareholder will be entitled to receive, and First Majestic and New SilverCrest will cause the Depositary to respectively deliver to the Registered SilverCrest Shareholder, (a) certificates or DRS Advice Statements representing the number of First Majestic Shares and a cheque for the cash payment issuable or deliverable to such holder as Consideration pursuant to the Arrangement, and (b) certificates or DRS Advice Statements representing the number of New SilverCrest Shares issuable or deliverable pursuant to the Arrangement.

In the event that the Arrangement is not completed, the Depositary will promptly return any SilverCrest Share certificate(s) (where issued) that have been deposited. The Letter of Transmittal is available on SilverCrest’s website at www.silvercrestmines.com and under SilverCrest’s profile on SEDAR at www.sedar.com.

See “The Arrangement – Letter of Transmittal” and “The Arrangement – Return of SilverCrest Share Certificates”.

Dissent Rights

The Interim Order expressly provides Registered SilverCrest Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting SilverCrest Shareholder is entitled to be paid the fair value (determined as of immediately before the passing of the Arrangement Resolution) of all, but not less than all, of the holder’s SilverCrest Shares, provided that the holder duly dissents to the Arrangement Resolution in accordance with the terms of the Plan of Arrangement and the Interim Order and the Arrangement becomes effective.

To exercise Dissent Rights, a SilverCrest Shareholder must dissent with respect to all SilverCrest Shares of which it is the registered and beneficial owner. A Registered SilverCrest Shareholder who wishes to dissent must deliver a written Dissent Notice to SilverCrest as set forth below and such Dissent Notice must strictly comply with the requirements of section 242 of the BCBCA as modified by Article 3 of the Plan of Arrangement, the Interim Order and the Final Order. Any failure by a SilverCrest Shareholder to fully comply with the provisions of the BCBCA, as modified by Article 3 of the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights.

A SilverCrest Shareholder who wishes to exercise Dissent Rights must ensure that a Dissent Notice is received by SilverCrest at its registered office at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4 on or before 5:00 p.m. (Vancouver time) on September 23, 2015. See “Rights of Dissenting SilverCrest Shareholders”.

First Majestic is not obligated to complete the Arrangement if holders of more than 5% of the outstanding SilverCrest Shares exercise Dissent Rights.

Treatment of SilverCrest Options

Pursuant to the Plan of Arrangement, each SilverCrest Option which is outstanding and has not been duly exercised prior to the Effective Time will be exchanged for a First Majestic Replacement Option to purchase from First Majestic such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio and a New SilverCrest Option to purchase from New SilverCrest such number of New SilverCrest Shares as is equal to the New SilverCrest Exchange Ratio. See “The Arrangement”. Vesting of all SilverCrest Options has been or will be accelerated prior to the Effective Time.

Each First Majestic Replacement Option will provide for an exercise price per First Majestic Share (rounded up to the nearest whole cent) equal to the exercise price per SilverCrest Share that would otherwise be payable pursuant to the SilverCrest Replacement Option it replaces, divided by the First Majestic Exchange Ratio. Each New SilverCrest Option will provide for an exercise price of C$0.06 per New SilverCrest Share. All terms and conditions of a First Majestic Replacement Option and a New SilverCrest Option, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Option for which it was exchanged except that there will be no accelerated expiry of First Majestic Replacement Options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant.

If required, the exercise price of a First Majestic Replacement Option or a New SilverCrest Option, as the case may be, will be increased such that the aggregate In-The-Money Amount of the First Majestic Replacement Option and the In-The-Money Amount of the New SilverCrest Option issued in exchange for a SilverCrest Option immediately after the exchange does not exceed the In-The-Money Amount of the SilverCrest Option immediately before the exchange.

Income Tax Considerations	SilverCrest Shareholders should carefully review the tax considerations described in this Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations.

Risk Factors

There are risks associated with the completion of the Arrangement. Some of these risks include: (a) there can be no certainty that the Arrangement will be completed as completion of the Arrangement is subject to certain conditions that may be outside the control of both First Majestic and SilverCrest; (b) the Termination Payment provided under he Arrangement Agreement may discourage other parties from attempting to acquire SilverCrest and could have an adverse effect on its financial condition; (c) SilverCrest directors and executive officers may have interests in the Arrangement that are different from those of SilverCrest Shareholders; (d) there is a risk that the Exchange will be a fully taxable transaction for U.S. federal income tax purposes; and (e) it is expected that New SilverCrest will be a PFIC for the current taxable year and may be a PFIC in subsequent years, which could have adverse U.S. federal income tax consequences for U.S. Holders. See “Risk Factors – Risks Factors Relating to the Arrangement”.

There are risks associated with First Majestic post-Arrangement. In addition to the risk factors described in the First Majestic AIF under the heading “Risk Factors” which are specifically incorporated by reference into this Circular, some of these risks include: (a) the value of the First Majestic Shares that SilverCrest Shareholders receive under the Arrangement, or of the First Majestic Shares that existing First Majestic Shareholders retain following the Arrangement, may be less than the value of the SilverCrest Shares or First Majestic Shares, as applicable, as of the date of the Arrangement Agreement or the date of the SilverCrest Meeting and the First Majestic Meeting; (b) the integration of First Majestic and SilverCrest may not occur as planned; (c) First Majestic may not realize the benefits of its growth projects; (d) mineral reserve and mineral resource figures pertaining to First Majestic’s and SilverCrest’s properties are only estimates and are subject to revision based on developing information; (e) following the Arrangement, the market price of the First Majestic Shares may be volatile; (f) the unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of First Majestic’s condition or results of operations following the Arrangement; (g) First Majestic may be subject to significant capital requirements and operating risks associated with its expanded operations; (h) following completion of the Arrangement, First Majestic may issue additional equity securities; and (i) First Majestic may become subject to legal proceedings. See “Risk Factors – Risk Factors Relating to First Majestic Post-Arrangement”.

There are risks associated with New SilverCrest. See the risk factors described in “Appendix H – Information Concerning New SilverCrest Post-Arrangement – Risk Factors”.

Stock Exchange Listings and Reporting Issuer Status

If the Arrangement is completed, the SilverCrest Shares will be delisted from the TSX and NYSE MKT, and First Majestic will apply to the applicable securities regulatory authorities in Canada to have SilverCrest cease to be a reporting issuer in all applicable jurisdictions in which SilverCrest is a reporting issuer. In addition, it is anticipated that First Majestic will cause SilverCrest to file a Form 15 with the SEC pursuant to U.S. Exchange Act Rule 12g-4 and thereby terminate SilverCrest’s registration under section 12(g) and suspend SilverCrest’s reporting obligations under section 13(a) of the U.S. Exchange Act.

First Majestic has applied for listing on the NYSE and TSX of the First Majestic Shares issuable to SilverCrest Shareholders pursuant to the Arrangement and issuable pursuant to exercise of First Majestic Replacement Options. The TSX has granted its approval of the listing of such First Majestic Shares, conditional upon approval by the First Majestic Shareholders of the First Majestic Resolution and the satisfaction of other customary listing conditions.

New SilverCrest intends to file an application with the TSX-V for listing of the New SilverCrest Shares, including those issuable to SilverCrest Shareholders and to First Majestic pursuant to the Arrangement.

See “The Arrangement – Stock Exchange Listing and Reporting Issuer Status”.

Mexican Antitrust Clearance

Under the Mexican Competition Law, the Arrangement cannot be consummated until the issuance of a clearance resolution from COFECE, which must be issued within 60 business days after the filing of a notice of concentration or the submission of all additional required information and documentation. However, for complicated cases COFECE may extend the period up to 40 additional business days.

First Majestic has made the application and will file responses as may be requested by COFECE during such period. Under the Mexican Competition Law, once the term has expired and no decision has been issued by COFECE, it is generally understood that they have no objection.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)          the SilverCrest Shareholder Approval and the First Majestic Shareholder Approval must be obtained;

(b)          the Court must grant the Final Order approving the Arrangement; and

(c)          all other conditions precedent to the Arrangement further described in the Arrangement Agreement including receipt of necessary regulatory approvals must be satisfied or waived by the appropriate party.

Information Concerning First Majestic Post-Arrangement	On completion of the Arrangement, the former SilverCrest Shareholders will be shareholders of First Majestic and the business and operations of SilverCrest will be consolidated with First Majestic and be managed and operated as a subsidiary of First Majestic. Immediately following completion of the Arrangement, current First Majestic shareholders will hold approximately 78.8% of the First Majestic Shares issued and outstanding, while the former SilverCrest Shareholders will hold approximately 21.2% of the First Majestic Shares issued and outstanding (on a non-diluted basis). See “Information Concerning First Majestic Post-Arrangement”.

Summary Unaudited Pro Forma Financial Information of First Majestic

The following summary unaudited pro forma consolidated financial information of First Majestic has been derived from the unaudited pro forma consolidated financial statements of First Majestic after giving effect to the Arrangement as at and for the six months ended June 30, 2015 and the year ended December 31, 2014, included in Appendix G to this Circular. The unaudited pro forma consolidated financial statements of First Majestic have been compiled from underlying financial statements of First Majestic and SilverCrest prepared in accordance with IFRS to illustrate the effect of the Arrangement. Adjustments have been made to prepare the unaudited pro forma condensed consolidated financial statements of First Majestic, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma condensed consolidated financial statements.

The following summary of unaudited pro forma financial information and the unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma condensed consolidated financial statements; or (ii) the results expected in future periods. You should read the unaudited pro forma consolidated financial information together with (i) the audited consolidated annual financial statements of First Majestic and SilverCrest for the year ended December 31, 2014 and the notes thereto; and (ii) the unaudited condensed consolidated interim financial statements of First Majestic and SilverCrest for the three and six months ended June 30, 2015 and the notes thereto.

See the unaudited pro forma condensed consolidated financial statements of First Majestic following completion of the Arrangement set forth in Appendix G to this Circular.

All amounts are in thousands of dollars.

		As at June 30, 2015(1)
Statement of Financial Position
Cash and cash equivalents	US$	70,879
Total current assets	US$	131,635
Total assets	US$	948,002

Total current liabilities	US$	89,125
Total liabilities	US$	272,038

Total equity	US$	675,964
Total liabilities and equity	US$	948,002

		Year ended December 31, 2014(1)
Statement of Loss
Revenues	US$	290,606
Cost of sales (excludes depletion, depreciation and amortization)	US$	178,440
Mine operating earnings	US$	44,000

General and administrative expenses	US$	25,897

Operating loss	US$	(93,642)

Loss before income taxes	US$	(81,210)

Income taxes	US$	(18,549)

Net loss for the year	US$	(62,661)

     _________________________

     Note:

     (1)     Totals may not sum due to rounding.

Information Concerning New SilverCrest	New SilverCrest is currently a wholly-owned subsidiary of SilverCrest. Upon completion of the Arrangement, New SilverCrest will hold, among other things, the SilverCrest Transferred Properties and approximately C$5,250,000 in cash. The New SilverCrest Shares are not currently listed on any stock exchange. An application to list the New SilverCrest Shares on the TSX-V will be made. There can be no assurance as to if, or when, the New SilverCrest Shares will be listed or traded on any stock exchange. See “Information Concerning New SilverCrest Post-Arrangement”.

Summary Unaudited Pro Forma Financial Information of New SilverCrest

The following summary unaudited pro forma condensed consolidated financial information of New SilverCrest has been derived from the unaudited pro forma condensed consolidated financial statements of New SilverCrest after giving effect to the Arrangement as at and for the six months ended June 30, 2015 and for the year ended December 31, 2014, included in Appendix H to this Circular. The unaudited pro forma condensed consolidated financial statements of New SilverCrest have been compiled from underlying financial statements of SilverCrest prepared in accordance with IFRS to illustrate the effect of the Arrangement. Adjustments have been made to prepare the unaudited pro forma condensed consolidated financial statements of New SilverCrest, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma condensed consolidated financial statements.

The following summary of unaudited pro forma condensed consolidated financial information and the unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited prof forma consolidated financial statements; or (ii) of the results expected in future periods. You should read the unaudited pro forma condensed consolidated financial information together with (i) the audited financial statements of New SilverCrest as at June 30, 2015, (ii) the audited carve-out consolidated financial statements of the exploration properties business of SilverCrest for the years December 31, 2014 and 2013 and (iii) the unaudited carve-out condensed consolidated interim financial statements of the exploration properties business of SilverCrest as at June 30, 2015.

See the unaudited pro forma condensed consolidated financial statements of New SilverCrest following completion of the Arrangement set forth in Appendix H to this Circular.

		As at June 30, 2015(1)
Statement of Financial Position
Cash	C$	5,250,001
Total current assets	C$	5,250,001
Total non-current assets	C$	605,669
Total assets	C$	5,873,070

Total shareholder’s equity	C$	5,873,070
Total liabilities and equity	C$	5,873,070
(1) Totals may not sum due to rounding

		Year ended December 31, 2014(1)
Statement of Comprehensive Loss

Corporate and administrative expenses	C$	(57,778)

Impairment charges	C$	(3,547,754)

Deferred tax recovery	C$	1,221,590

Net and comprehensive losss for the year	C$	(2,720,232)

     _________________________

     Note:

     (1)    Totals may not sum due to rounding.

Information Concerning the SilverCrest Meeting

Purpose of the SilverCrest Meeting; Approvals Required

At the SilverCrest Meeting, SilverCrest Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution. Approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast on such resolution by SilverCrest Shareholders present in person or by proxy at the SilverCrest Meeting. In addition, in accordance with MI 61-101, the Arrangement Resolution must also receive SilverCrest Minority Approval.

The SilverCrest Shareholders will also be asked at the SilverCrest Meeting to consider and, if deemed advisable, to approve the New SilverCrest Stock Option Plan. Approval of the New SilverCrest Stock Option Plan will require the affirmative vote of at least a majority of the votes cast on such resolution by SilverCrest Shareholders present in person or by proxy at the SilverCrest Meeting.

Date, Time and Place of the SilverCrest Meeting

The SilverCrest Meeting will be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia, Canada on Friday, September 25, 2015 at 10:00 a.m. (Vancouver time).

Record Date

The record date for determining the SilverCrest Shareholders entitled to receive notice of and to vote at the SilverCrest Meeting is August 17, 2015. Only SilverCrest Shareholders of record as of the close of business on such date are entitled to receive notice of and to vote at the SilverCrest Meeting.

Solicitation of Proxies

This Circular is being furnished in connection with the solicitation of proxies by or on behalf of management of SilverCrest for use at the SilverCrest Meeting (or any adjournment or postponement thereof) to be held at the time and place and for the purposes set out in the accompanying SilverCrest Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, by telephone or other electronic means by officers and directors of SilverCrest (for no additional compensation). In addition, SilverCrest has retained the services of Laurel Hill to solicit proxies for a fee of approximately C$25,000 plus reasonable additional out-of-pocket expenses. All costs of proxy solicitation by management of SilverCrest will be borne by SilverCrest.

Appointment of Proxyholders

The persons named in the accompanying form of proxy are members of management of SilverCrest. Each SilverCrest Shareholder has the right to appoint a person or company, other than the persons named in the enclosed form of proxy, who need not be a SilverCrest Shareholder, to attend and act for and on behalf of the SilverCrest Shareholder at the SilverCrest Meeting. This right may be exercised by striking out the names of the management designees and inserting such person’s name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy. A proxy that is in writing, must be dated the date on which it is executed, must be executed by the SilverCrest Shareholder or an attorney authorized in writing or, if the SilverCrest Shareholder is a corporation, by a duly authorized officer or attorney of that corporation and, if the proxy is to apply to less than all the SilverCrest Shares registered in the name of the SilverCrest Shareholder, it must specify the number of SilverCrest Shares to which it is to apply.

Voting by Proxyholder

The SilverCrest Shares represented by a properly executed proxy will be voted for or against all matters to be voted on at the SilverCrest Meeting in accordance with the instructions of the Registered SilverCrest Shareholder on any vote that may be called for.

In the absence of any instructions to the contrary, the SilverCrest Shares represented by proxies received by management will be voted FOR the approval of the Arrangement Resolution and the approval of the New SilverCrest Stock Option Plan.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the SilverCrest Notice of Meeting and with respect to other matters which may properly come before the SilverCrest Meeting. At the date of this Circular, management of SilverCrest knows of no such amendments, variations or other matters to come before the SilverCrest Meeting other than the matters referred to in the SilverCrest Notice of Meeting. If any other matters do properly come before the SilverCrest Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.

Registered SilverCrest Shareholders

Registered SilverCrest Shareholders are persons who hold SilverCrest shares that are registered directly in their names.

Registered SilverCrest Shareholders may wish to vote by proxy whether or not they attend the SilverCrest Meeting in person. Registered SilverCrest Shareholders who choose to submit a proxy may do so by completing, dating and signing the enclosed proxy and returning it to the Transfer Agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, prior to 10:00 a.m. (Vancouver time) on September 23, 2015, or, if the SilverCrest Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start of such adjourned or postponed meeting. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the SilverCrest Board at its discretion.

Beneficial SilverCrest Shareholders

Many SilverCrest Shareholders are “Beneficial SilverCrest Shareholders” in that the SilverCrest Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank, trust company or other Intermediary through which they hold their SilverCrest Shares. If you are a Beneficial SilverCrest Shareholder, you should read the information under the heading “Joint Management Information Circular – Information for Beneficial Shareholders” for information on how to vote your SilverCrest Shares at the SilverCrest Meeting.

Revocation of Proxies

A Registered SilverCrest Shareholder who has given a proxy may revoke it by an instrument in writing:

(a)	executed by the shareholder giving same or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b)	delivered either at the registered office of the SilverCrest (19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4) at any time up to and including the last business day preceding the day of the SilverCrest Meeting, or any adjournment thereof, or to the chair of the SilverCrest Meeting on the day of the SilverCrest Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

Beneficial SilverCrest Shareholders who wish to revoke their voting instructions should contact the Intermediary holding their SilverCrest Shares for instruction.

Voting Shares and Principal Holders Thereof

As of the Record Date, 118,753,205 SilverCrest Shares were issued and outstanding. At the SilverCrest Meeting, each SilverCrest Shareholder is entitled to one vote per SilverCrest Share held. SilverCrest Shares are the only securities of SilverCrest which carry voting rights at the SilverCrest Meeting.

To the knowledge of the directors or executive officers of SilverCrest, as at the Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying 10% or more of the voting rights attached to the issued and outstanding SilverCrest Shares.

Under SilverCrest’s Articles, the quorum for the transaction of business at the SilverCrest Meeting consists of two shareholders entitled to vote at the SilverCrest Meeting, whether present in person or represented by proxy.

Information Concerning the First Majestic Meeting

Purpose of the First Majestic Meeting; Approvals Required

At the First Majestic Meeting, First Majestic Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the First Majestic Resolution. The approval of the First Majestic Resolution will require the affirmative vote of at least a majority of the votes cast on such resolution by First Majestic Shareholders present in person or by proxy at the First Majestic Meeting.

Date, Time and Place of the First Majestic Meeting

The First Majestic Meeting will be held at 2:00 p.m. (Vancouver time) on Friday, September 25, 2015 at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

Record Date

The record date for determining persons entitled to receive notice of and vote at the First Majestic Meeting is August 17, 2015. Shareholders of record as at the close of business on August 17, 2015 will be entitled to attend and vote at the First Majestic Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular.

Solicitation of Proxies

This Circular is being furnished in connection with the solicitation of proxies by or on behalf of management of First Majestic for use at the First Majestic Meeting (or any adjournment or postponement thereof) to be held at the time and place and for the purposes set out in the accompanying First Majestic Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, by telephone or other electronic means by officers and directors of First Majestic (for no additional compensation). In addition, First Majestic has retained the services of Laurel Hill to solicit proxies for a fee of approximately C$25,000 plus reasonable additional out-of-pocket expenses. All costs of proxy solicitation by management of First Majestic will be borne by First Majestic.

Appointment of Proxyholders

The persons named in the accompanying form of proxy are members of management of First Majestic. Each First Majestic Shareholder has the right to appoint a person or company, other than the persons named in the enclosed form of proxy, who need not be a First Majestic Shareholder, to attend and act for and on behalf of the First Majestic Shareholder at the First Majestic Meeting. This right may be exercised by striking out the names of the management designees and inserting such person’s name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy. A proxy that is in writing, must be dated the date on which it is executed, must be executed by the First Majestic Shareholder or an attorney authorized in writing or, if the First Majestic Shareholder is a corporation, by a duly authorized officer or attorney of that corporation and, if the proxy is to apply to less than all the First Majestic Shares registered in the name of the First Majestic Shareholder, must specify the number of First Majestic Shares to which it is to apply.

Voting by Proxyholder

The First Majestic Shares represented by a properly executed proxy will be voted for or against all matters to be voted on at the First Majestic Meeting in accordance with the instructions of the Registered First Majestic Shareholder on any vote that may be called for.

In the absence of any instructions to the contrary, the First Majestic Shares represented by proxies received by management will be voted FOR the approval of the First Majestic Resolution.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the First Majestic Notice of Meeting and with respect to other matters which may properly come before the First Majestic Meeting. At the date of this Circular, management of First Majestic knows of no such amendments, variations or other matters to come before the First Majestic Meeting other than the matters referred to in the First Majestic Notice of Meeting. If any other matters do properly come before the First Majestic Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.

Registered First Majestic Shareholders

Registered First Majestic Shareholders are persons who hold First Majestic Shares that are registered directly in their names.

Registered First Majestic Shareholders may wish to vote by proxy whether or not they attend the First Majestic Meeting in person. Registered First Majestic Shareholders who choose to submit a proxy may do so by completing, dating and signing the enclosed proxy and returning it to the Transfer Agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, prior to 2:00 p.m. (Vancouver time) on September 23, 2015, or, if the First Majestic Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start of such adjourned or postponed meeting. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the First Majestic Board at its discretion.

Beneficial First Majestic Shareholders

Many First Majestic Shareholders are “Beneficial First Majestic Shareholders” in that the First Majestic Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank, trust company or other Intermediary through which they hold their First Majestic Shares. If you are a Beneficial First Majestic Shareholder, you should read the information under the heading “Joint Management Information Circular – Information for Beneficial Shareholders” for information on how to vote your First Majestic Shares at the First Majestic Meeting.

Revocation of Proxies

A Registered First Majestic Shareholder who has given a proxy may revoke it by an instrument in writing:

(a)	executed by the shareholder giving same or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b)	delivered either at the registered office of the First Majestic (Suite 2600, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X7) at any time up to and including the last business day preceding the day of the First Majestic Meeting, or any adjournment thereof, or to the chair of the First Majestic Meeting on the day of the First Majestic Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

Beneficial First Majestic Shareholders who wish to revoke their voting instructions should contact the Intermediary holding their First Majestic Shares for instruction.

Voting Shares and Principal Holders Thereof

As of the Record Date, 122,210,796 First Majestic Shares were issued and outstanding. At the First Majestic Meeting, each First Majestic Shareholder is entitled to one vote per First Majestic Share held. First Majestic Shares are the only securities of First Majestic which carry voting rights at the First Majestic Meeting.

To the knowledge of the directors or executive officers of First Majestic, as at the Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying 10% or more of the voting rights attached to the issued and outstanding First Majestic Shares.

Under First Majestic’s Articles, the quorum for the transaction of business at the First Majestic Meeting consists of two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued First Majestic Shares entitled to be voted at the First Majestic Meeting.

The Arrangement

Overview

The purpose of the Arrangement is to effect a business combination of SilverCrest with First Majestic by the exchange of all issued and outstanding SilverCrest Shares for First Majestic Shares and to establish New SilverCrest as a separate company. If (a) the Arrangement Resolution is approved by the affirmative vote of two-thirds of the votes cast on such resolution by SilverCrest Shareholders present in person or by proxy at the SilverCrest Meeting and receives SilverCrest Minority Approval, (b) the First Majestic Resolution is approved by the affirmative vote of a majority of the votes cast on such resolution by First Majestic Shareholders present in person or by proxy at the First Majestic Meeting, (c) the Final Order is granted and (d) all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the BCBCA.

As a result of the Arrangement, each SilverCrest Shareholder will become a shareholder of First Majestic and of New SilverCrest and will receive, in exchange for each SilverCrest Share held, 0.2769 of a First Majestic Share plus C$0.0001 cash and 0.1667 of a New SilverCrest Share. SilverCrest will then become a wholly-owned subsidiary of First Majestic, and the former SilverCrest Shareholders will hold approximately 21.2% of the total outstanding First Majestic Shares assuming no SilverCrest Options are exercised prior to the Effective Date and there are no other issuances of First Majestic Shares or SilverCrest Shares. New SilverCrest will be owned as to approximately 90.1% by the former SilverCrest Shareholders and as to approximately 9.9% by First Majestic.

Pursuant to the Plan of Arrangement, each SilverCrest Option which is outstanding and has not been duly exercised prior to the Effective Time will be exchanged for a First Majestic Replacement Option to purchase from First Majestic such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio and a New SilverCrest Option to purchase from New SilverCrest such number of New SilverCrest Shares as is equal to the New SilverCrest Exchange Ratio. Each First Majestic Replacement Option will provide for an exercise price per First Majestic Share (rounded up to the nearest whole cent) equal to the exercise price per SilverCrest Share that would otherwise be payable pursuant to the SilverCrest Replacement Option it replaces, divided by the First Majestic Exchange Ratio. Each New SilverCrest Option will provide for an exercise price of C$0.06 per New SilverCrest Share. All terms and conditions of a First Majestic Replacement Option and a New SilverCrest Option, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Option for which it was exchanged except that there will be no accelerated expiry of First Majestic Replacement Options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant. If required, the exercise price of a First Majestic Replacement Option or a New SilverCrest Option, as the case may be, will be increased such that the aggregate In-The-Money Amount of the First Majestic Replacement Option and the In-The-Money Amount of the New SilverCrest Option issued in exchange for a SilverCrest Option immediately after the exchange does not exceed the In-The-Money Amount of the SilverCrest Option immediately before the exchange. Vesting of all SilverCrest Options has been or will be accelerated prior to the Effective Time.

A summary of certain material terms of the Arrangement Agreement and the Plan of Arrangement is provided in this section. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement which is available under SilverCrest’s and First Majestic’s profiles on SEDAR at www.sedar.com and on EDGAR under SilverCrest’s and First Majestic’s profiles at www.sec.gov, and to the Plan of Arrangement, which is attached as Appendix C to this Circular. The Arrangement Agreement was amended by agreement of the parties on August 24, 2015 to set the exercise price of the New SilverCrest Options at C$0.06.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of First Majestic and SilverCrest and their respective legal and financial advisors. The following is a summary of the background leading up to the Arrangement Agreement.

First Majestic’s overall business plan includes the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to corporate growth. In furtherance of these objectives, First Majestic has completed three public company acquisitions and two mine acquisitions since 2004 including, most recently, the acquisition of Silvermex Resources Inc. including its La Guitarra mine in 2012. Since the acquisition of Silvermex Resources Inc., First Majestic has continued to assess potential acquisition candidates.

Over the past several years, SilverCrest entered into a number of confidentiality agreements with various mining companies with a view to holding discussions regarding potential transactions to maximize shareholder value. SilverCrest established an electronic data room in order to allow for technical due diligence to be conducted and a number of companies conducted site visits as part of their due diligence.

During the period from the fall of 2014 to the spring of 2015, based upon direction from the SilverCrest Board and previous discussions, management of SilverCrest, together with National Bank Financial, approached a number of likely acquirers to solicit interest in a process for the acquisition of SilverCrest. First Majestic was one of two parties which indicated an interest in having discussions with SilverCrest regarding the possible acquisition of SilverCrest.

On April 1, 2015, SilverCrest and First Majestic entered into a confidentiality and standstill agreement. Initial discussions were held between the management of SilverCrest and First Majestic in April, 2015 to determine respective levels of interest. Management of First Majestic consulted with Cormark on an informal basis. On April 24, 2015 National Bank Financial, which, to that date, had been advising SilverCrest on an informal basis, presented to SilverCrest management a preliminary analysis which it had prepared of First Majestic. On April 29, 2015, Cormark provided First Majestic management with a preliminary analysis of SilverCrest.

During April and May 2015, First Majestic personnel conducted site visits of SilverCrest’s Santa Elena mine to conduct operational and technical due diligence. On May 9, 2015, First Majestic formally retained Cormark to act as its financial advisor in connection with the potential acquisition of SilverCrest.

On May 21, 2015, the First Majestic Board met to discuss the strategic and financial merits of a transaction with SilverCrest. The First Majestic management team presented their preliminary view of a transaction with SilverCrest to the First Majestic Board, and discussed indicative transaction terms and preliminary due diligence matters. The First Majestic Board authorized management to submit a non-binding letter of intent in respect of a potential combination of SilverCrest with First Majestic. In consultation with First Majestic’s legal counsel, McCullough O’Connor Irwin LLP, management of First Majestic prepared an initial discussion draft of a letter of intent and exclusivity agreement with certain indicative transaction terms. On May 28, 2015, First Majestic sent this draft to SilverCrest.

On June 3, 2015, SilverCrest formally engaged National Bank Financial as its financial advisor. National Bank Financial then presented a preliminary financial assessment of SilverCrest and discussed strategic process considerations with SilverCrest management.

After further consultation with its financial, legal and tax advisors, on June 8, 2015, First Majestic sent SilverCrest a signed letter of intent consisting of an exclusivity agreement and non-binding indicative transaction terms. On June 9, 2015, the SilverCrest Board met to consider the First Majestic letter of intent and to receive National Bank Financial’s presentation of its analysis of the proposed transaction with First Majestic and to consider National Bank Financial’s observations on other potentially interested parties and their ability to put forward competing proposals. The SilverCrest Board also considered whether to establish a special committee of the SilverCrest Board to oversee the potential transaction process and concluded that it was unnecessary as SilverCrest and First Majestic were completely at arm’s length and all but one (J. Scott Drever, SilverCrest’s Chief Executive Officer) of the five members of the SilverCrest Board were viewed as independent for this purpose and could meet independently if and as required. The SilverCrest Board instructed management to proceed with further negotiations with First Majestic to determine whether a transaction with terms acceptable to the SilverCrest Board could be achieved.

Between June 9 and June 24, 2015, a number of discussions took place between management of SilverCrest and First Majestic and between their respective financial advisors to consider possible transaction terms and structure. SilverCrest outlined to First Majestic terms which it considered would be of interest to SilverCrest and which SilverCrest management and the SilverCrest Board would be prepared to consider seriously. First Majestic’s management also held discussions with certain members of the First Majestic Board regarding potential transaction terms and the business and prospects of SilverCrest. First Majestic sent SilverCrest a further revised signed letter of intent (the “LOI”) representing its “best and final offer” on June 24, 2015. The other potential acquirer of SilverCrest was similarly solicited for its “best and final offer” and SilverCrest received this on June 24, 2015. The SilverCrest Board instructed National Bank Financial to perform an analysis of both offers for presentation to the SilverCrest Board.

On June 25, 2015, National Bank Financial presented the results of its analysis of both offers to the SilverCrest Board and recommended acceptance of the LOI. A meeting of the SilverCrest Board with SilverCrest management and SilverCrest’s legal and financial advisors followed on June 25, 2015. Based in part on National Bank Financial’s analysis and advice, SilverCrest accepted the LOI on June 26, 2015 and terminated discussions with the other potential acquiror. The LOI included a binding exclusivity period of 30 days and non-binding indicative terms for the Arrangement. During the exclusivity period, each of SilverCrest and First Majestic agreed to complete due diligence of the other by July 19, 2015, which date was subsequently extended to the end of the exclusivity period.

Following execution of the LOI, each of SilverCrest and First Majestic and their respective Canadian and Mexican legal, tax and financial advisors conducted extensive due diligence of the other. SilverCrest organized a senior technical team consisting of senior management and independent consultants to conduct an in-depth technical due diligence of First Majestic and conducted site visits to all of First Majestic’s five mine sites. First Majestic also organized a team consisting of senior management, an independent director and third party advisors to conduct legal, financial, tax, operational and technical due diligence including multiple site visits to the Santa Elena mine site and contiguous properties as well as visits to SilverCrest’s local office in Hermosillo, Mexico.

Between June 26 and July 26, 2015, SilverCrest and First Majestic, together with their respective legal and financial advisors, negotiated the terms of the Arrangement Agreement. During this period, the parties and the Locked-up Shareholders also negotiated the terms of the Lock-up Agreement.

On July 16, 2015, the SilverCrest Board met to receive, among other things, National Bank Financial’s update on its review of the proposed Arrangement with First Majestic and to receive the due diligence reports prepared by SilverCrest’s senior management and outside consultants.

On July 17, 2015, management of First Majestic received the preliminary due diligence reports prepared by First Majestic’s outside Canadian and Mexican legal advisors. On July 22, 2015 management of First Majestic received Canadian and Mexican tax due diligence reports prepared by First Majestic’s tax advisors, PricewaterhouseCoopers LLP.

On July 24, 2015, the SilverCrest Board met to consider the draft Arrangement Agreement and other documents, and to receive the advice of National Bank Financial and its Canadian legal counsel, Koffman Kalef LLP. National Bank Financial made a presentation to the SilverCrest Board concerning the financial terms of the proposed Arrangement transaction and Koffman Kalef LLP led the SilverCrest Board through a detailed review and discussion of the draft Arrangement Agreement and other documents.

National Bank Financial orally advised the SilverCrest Board that, as of July 24, 2015, based upon certain assumptions, qualifications and limitations, in its opinion, the Consideration was fair, from a financial point of view, to the SilverCrest Shareholders. National Bank Financial’s oral opinion was subsequently formalized in the written SilverCrest Fairness Opinion. See “SilverCrest Fairness Opinion”.

At the SilverCrest Board meeting on July 24, 2015, the SilverCrest Board determined to hold an in camera session of independent directors, which consisted of all directors other than J. Scott Drever, SilverCrest’s Chief Executive Officer. The independent directors reviewed and discussed the change of control benefits which would accrue to senior management, including SilverCrest’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer and whether in the view of the independent directors this influenced in any way the transaction process and management’s recommendation to the SilverCrest Board for approval of the proposed Arrangement. Having reviewed all aspects of the proposed Arrangement and the roles played by SilverCrest’s executive officers and independent consultants in the transaction process and the extensive involvement of independent SilverCrest Board members in the process, the independent directors of SilverCrest unanimously approved proceeding with the Arrangement and execution of the Arrangement Agreement.

After discussion and taking into consideration the financial advice of National Bank Financial as well as numerous other factors, including those set forth below under the heading “Reasons for the Recommendation of the SilverCrest Board” the SilverCrest Board resolved and determined that the Arrangement was fair to SilverCrest Shareholders and the SilverCrest Optionholders and in the best interests of SilverCrest, and that it would recommend that SilverCrest Shareholders vote for the Arrangement Resolution.

On July 24, 2015, the First Majestic Board met to consider the draft Arrangement Agreement and other documents, and to receive the advice of Cormark and its Canadian legal counsel, McCullough O’Connor Irwin LLP. At the meeting, the First Majestic Board was presented with reports from senior management and its Canadian and Mexican legal, financial and tax advisors with respect to due diligence, the terms and structure of the proposed transactions and the Arrangement Agreement.

Cormark made a presentation to the First Majestic Board concerning the financial terms of the proposed Arrangement transaction at which time Cormark orally advised the First Majestic Board that, as of July 24, 2015, based upon certain assumptions, qualifications and limitations, in its opinion, the Arrangement was fair, from a financial point of view, to First Majestic. Cormark’s oral opinion was subsequently formalized in the written First Majestic Fairness Opinion. See “First Majestic Fairness Opinion”.

After discussion and taking into consideration the financial advice of Cormark, the advice of its legal and tax advisors, as well as numerous other factors, including those set forth below under the heading “Reasons for the Recommendation of the First Majestic Board” the First Majestic Board resolved and determined that the Arrangement is in the best interests of First Majestic and approved the execution of the Arrangement Agreement. The First Majestic Board also resolved that it would recommend that the First Majestic Shareholders vote for the First Majestic Resolution.

Throughout the weekend of July 25 and 26, 2015, respective management and legal counsel of SilverCrest and First Majestic finalized the Arrangement Agreement. The Arrangement Agreement and the Lock-up Agreement were executed over the course of the weekend and the Arrangement was publicly announced prior to the open of markets on July 27, 2015.

Recommendation of the SilverCrest Board

The SilverCrest Board, having taken into account the SilverCrest Fairness Opinion and such other matters as it considered relevant, including the factors set out below under the heading “Reasons for the Recommendation of the SilverCrest Board”, and, after consultation with its financial and legal advisors, has unanimously determined that the Arrangement is in the best interests of SilverCrest and is fair to SilverCrest Shareholders and SilverCrest Optionholders.

Each member of the SilverCrest Board is required by the Lock-up Agreement to vote all SilverCrest Shares held (including any SilverCrest Shares issued upon any exercise of SilverCrest Options) for the Arrangement Resolution, subject to the terms of the Arrangement Agreement and the Lock-up Agreement.

Accordingly, the SilverCrest Board unanimously approved the Arrangement and unanimously recommends that SilverCrest Shareholders vote FOR the Arrangement Resolution. In the absence of a contrary instruction, the persons designated by management of SilverCrest in the enclosed form of proxy intend to vote FOR the approval of the Arrangement Resolution.

Reasons for the Recommendation of the SilverCrest Board

The SilverCrest Board reviewed and considered a significant amount of information including a number of factors relating to the Arrangement with the benefit of advice from SilverCrest’s senior management and financial and legal advisors. The following is a summary of the principal reasons for the unanimous conclusion of the SilverCrest Board that the Arrangement is in the best interests of SilverCrest and is fair to the SilverCrest Shareholders and the SilverCrest Optionholders, the unanimous determination of the SilverCrest Board to approve the Arrangement and authorize its submission to the SilverCrest Shareholders and to the Court for approval, and the unanimous recommendation of the SilverCrest Board that SilverCrest Shareholders vote FOR the Arrangement Resolution.

(a)	Significant Premium to SilverCrest Shareholders. First Majestic has offered SilverCrest Shareholders a significant premium to the SilverCrest Share price. Before ascribing any value to the New SilverCrest Shares, the Consideration to be received by the SilverCrest Shareholders, represents a premium of approximately 35% based on the closing price on the TSX of the First Majestic Shares and the SilverCrest Shares on July 24, 2015 (being the last trading day prior to the announcement of the Arrangement) and a premium of approximately 37% to the volume weighted average price of the SilverCrest Shares on the TSX for the 30-day period ending on July 24, 2015.

(b)	Benefits of Owning First Majestic Shares. The First Majestic Shares to be received by SilverCrest Shareholders in the Arrangement offer SilverCrest Shareholders the following:

(i)	an opportunity to own shares in a high-quality, leading silver producer;

(ii)	access to First Majestic’s operational and underground mining expertise;

(iii)	diversification of SilverCrest’s single asset risk profile by providing exposure to First Majestic’s broad portfolio of Mexican assets; and

(iv)	enhanced capital markets presence with a pro forma market capitalization in excess of C$685,000,000 based on the market capitalizations of First Majestic and SilverCrest on July 24, 2015 (the last trading day prior to announcement of the Arrangement Agreement) with increased analyst coverage, trading liquidity and a broader institutional investor base compared to that of SilverCrest.

(c)	Continued Participation by SilverCrest Shareholders in the Santa Elena Mine and the La Joya Property. SilverCrest Shareholders, through their ownership of First Majestic Shares, will continue to participate in the value associated with the operation and further development of the Santa Elena Mine and the exploration and potential development of the La Joya Project.

(d)	Continued Participation by SilverCrest Shareholders in the New SilverCrest Exploration Properties Through New SilverCrest. SilverCrest Shareholders, through their ownership of New SilverCrest Shares, will participate in the opportunities associated with the SilverCrest Transferred Properties and the First Majestic Transferred Property, and will have the benefit of SilverCrest management’s exploration expertise.

(g)	Fairness Opinion. SilverCrest’s financial advisor, National Bank Financial, provided its opinion to the SilverCrest Board to the effect that, as of July 26, 2015, and subject to the assumptions, limitations and qualifications set out in the SilverCrest Fairness Opinion, the Consideration is fair, from a financial point of view, to the SilverCrest Shareholders. See “SilverCrest Fairness Opinion”.

(h)	Alternatives to the Arrangement. Prior to entering into the Arrangement Agreement, SilverCrest evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of SilverCrest. As part of that process, SilverCrest entered into a number of confidentiality agreements with various mining companies over the past several years in order to allow for preliminary discussions to occur regarding potential transactions to maximize shareholder value and established an electronic data room to allow such companies to conduct due diligence. The SilverCrest Board, with the assistance of its legal and financial advisors, assessed the alternatives reasonably available to SilverCrest and determined that the Arrangement represents the best current prospect for maximizing shareholder value.

(i)	Likelihood of the Arrangement Being Completed. The likelihood of the Arrangement being completed is considered by the SilverCrest Board to be high in light of the experience, reputation and financial capability of First Majestic and SilverCrest and the absence of significant closing conditions outside the control of the parties, other than necessary shareholder, court and regulatory approvals and exercise of Dissent Rights.

(l)	Tax Deferred Rollover. SilverCrest Shareholders who are Eligible Holders and who properly complete and file the required Section 85 Election will benefit from a tax deferred rollover under the Tax Act in respect of any capital gains that would otherwise be realized on the disposition of the SilverCrest Shares. See “Certain Canadian Federal Income Tax Considerations”.

(l)	Other Factors. The SilverCrest Board also considered the Arrangement with reference to the financial condition and results of operations of SilverCrest, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of current market conditions and SilverCrest’s financial position.

In the course of its deliberations, the SilverCrest Board also identified and considered a variety of risks and potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors”. After carefully considering such risks and potentially negative factors, the SilverCrest Board unanimously concluded, in their business judgement, that the potentially positive factors related to the Arrangement substantially outweighed the potentially negative factors.

In making its determinations and recommendations, the SilverCrest Board also identified and considered a number of procedural safeguards that were, and are present to permit the SilverCrest Board to represent effectively the interests of SilverCrest, minority SilverCrest Shareholders and SilverCrest’s other stakeholders, including among other things:

(a)	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on SilverCrest’s ability to solicit interest from third parties, the Arrangement Agreement allows SilverCrest to engage in discussions or negotiations with respect to a bona fide unsolicited written Acquisition Proposal at any time prior to the SilverCrest Meeting if the SilverCrest Board determines, in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition Proposal would be reasonably likely, if consummated in accordance with its terms, to be a Superior Proposal and the failure to take such action would be inconsistent with its fiduciary duties under applicable laws.

(b)	Reasonable Termination Payment. The amount of the Termination Payment payable to First Majestic upon termination pursuant to the terms of the Arrangement Agreement is C$8,000,000. The parties are reciprocally responsible for an expense reimbursement fee of US$1,000,000 in the event that the Arrangement Agreement is terminated by the other party under certain circumstances. These payments and fees are within the ranges typical in the market for similar transactions and the SilverCrest Board does not believe that they constitute a significant deterrent to potential Superior Proposals. See “The Arrangement Agreement – Termination Payment”.

(c)	Shareholder and Court Approvals. The SilverCrest Board considered the fact that the Arrangement Resolution must be approved by at least two-thirds of the votes cast on such resolution by the SilverCrest Shareholders present in person or by proxy at the SilverCrest Meeting and must receive SilverCrest Minority Approval. The SilverCrest Board also considered the fact that the Arrangement must also be approved by the Court, which will consider the substantive and procedural fairness of the Arrangement to all SilverCrest Shareholders and SilverCrest Optionholders.

(d)	Dissent Rights. Any Registered SilverCrest Shareholder who opposes the Arrangement may, on strict compliance with certain conditions, exercise its Dissent Rights and receive the fair value of the Dissent Shares in accordance with the Arrangement.

The foregoing summary of the information and material factors considered by the SilverCrest Board is not, and is not intended to be, exhaustive. In view of the complexity, and large number, of factors and information considered in connection with the evaluation of the Arrangement, the SilverCrest Board, both individually and collectively, did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusion and recommendation. Rather, the SilverCrest Board based its recommendations on the totality of the information presented to and considered by it. In addition, individual members of the SilverCrest Board may have given different weight to different factors or items of information.

The foregoing discussion of the information and material factors considered by the SilverCrest Board is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Forward-Looking Statements”.

SilverCrest Fairness Opinion

On June 3, 2015, the SilverCrest Board retained National Bank Financial as its financial advisor and to deliver a fairness opinion to SilverCrest with respect to the Arrangement.

National Bank Financial has delivered the written SilverCrest Fairness Opinion to the effect that, as of July 26, 2015, and based upon and subject to the scope of the review, analysis undertaken and various assumptions, limitations and qualifications set forth in its opinion, the Consideration is fair, from a financial point of view, to the SilverCrest Shareholders. The full text of the SilverCrest Fairness Opinion describing the assumptions made, procedures followed, information reviewed, matters considered and limitations on the review undertaken by National Bank Financial is attached as Appendix I hereto and forms part of this Circular. SilverCrest Shareholders are encouraged to read the SilverCrest Fairness Opinion carefully in its entirety.

The SilverCrest Fairness Opinion addresses the fairness, from a financial point of view, of the Consideration and does not address any other aspect of the Arrangement or any related transaction, including any tax consequences of the Arrangement to SilverCrest or the SilverCrest Shareholders. The SilverCrest Fairness Opinion was provided for the exclusive use of the SilverCrest Board and may not be relied upon by any other person. The SilverCrest Fairness Opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to SilverCrest or the underlying business decision of SilverCrest to effect the Arrangement or any related transaction. The SilverCrest Fairness Opinion does not constitute a recommendation to any SilverCrest Shareholder as to how such SilverCrest Shareholder should vote on the Arrangement Resolution, or how to act with respect to any matters relating to the Arrangement.

The SilverCrest Fairness Opinion was rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at July 26, 2015 and on information relating to the subject matter thereof as represented to National Bank Financial. As set forth in the SilverCrest Fairness Opinion, National Bank Financial has relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, and representations obtained by National Bank Financial from public sources or provided by or on behalf of SilverCrest. National Bank Financial was not asked to prepare, and has not prepared, a formal valuation of SilverCrest.

The SilverCrest Fairness Opinion and the financial analyses of National Bank Financial were only one of many factors considered by the SilverCrest Board in their evaluation of the Arrangement and should not be viewed as determinative of the views of the SilverCrest Board with respect to the Arrangement or the consideration provided for in the Arrangement.

Under the terms of National Bank Financial’s engagement, SilverCrest has agreed to pay National Bank Financial a success fee upon completion of the Arrangement and an opinion fee upon delivery of the SilverCrest Fairness Opinion, with the opinion fee to be fully credited against the success fee. In addition, SilverCrest has agreed to reimburse National Bank Financial for its reasonable out of pocket expenses, and to indemnify National Bank Financial and related parties against liabilities relating to, or arising out of, its engagement.

Recommendation of the First Majestic Board

The First Majestic Board, having taken into account the First Majestic Fairness Opinion and such other matters as it considered relevant, including the factors set out below under the heading “Reasons for the Recommendation of the First Majestic Board”, and, after consultation with its financial and legal advisors, has unanimously determined that the Arrangement is in the best interests of First Majestic.

Accordingly, the First Majestic Board unanimously approved the Arrangement and unanimously recommends that First Majestic Shareholders vote FOR the First Majestic Resolution. In the absence of a contrary instruction, the persons designated by management of First Majestic in the enclosed form of proxy intend to vote FOR the approval of the First Majestic Resolution.

Reasons for the Recommendation of the First Majestic Board

The First Majestic Board reviewed and considered a significant amount of information including a number of factors relating to the Arrangement, SilverCrest and its business with the benefit of advice from First Majestic’s senior management and financial and legal advisors. The following is a summary of the principal reasons for the unanimous conclusion of the First Majestic Board that the Arrangement is in the best interests of First Majestic, the unanimous determination of the First Majestic Board to approve the Arrangement and the unanimous recommendation of the First Majestic Board that First Majestic Shareholders vote FOR the First Majestic Resolution.

(a)	Addition of a Sixth Producing Mine. SilverCrest’s Santa Elena mine adds a sixth producing mine to First Majestic’s broad portfolio of Mexican projects, enhancing its leading position in Mexico. The completion of the Arrangement is consistent with First Majestic’s overall business plan, which includes the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to corporate growth. The Arrangement will further diversify First Majestic’s production portfolio and exploration potential, as well as its cash flow across a robust portfolio of producing mines. The strategic addition is expected to add production of approximately 5,200,000 silver equivalent ounces for the 2016 calendar year, increasing First Majestic’s estimated annual production to approximately 22,300,000 silver equivalent ounces in 2016.

The Arrangement will also increase First Majestic’s reserve and resource base. SilverCrest has reported (i) total probable reserves of 18,764,000 ounces of contained silver and 295,000 ounces of contained gold, (ii) indicated resources of 3,220,000 ounces of contained silver and 50,000 ounces of contained gold, and (iii) inferred resources of 1,932,000 ounces of contained silver and 31,000 ounces of contained gold. SilverCrest has estimated the Santa Elena mine to have a remaining life of eight years, with the potential for additional exploration.

(b)	Additional Low Cost Production. SilverCrest’s reported costs at the Santa Elena mine are lower than many of its peers in Mexico, with a cash operating cost of US$8.05 per silver equivalent ounce during the quarter ended June 30, 2015. The combination of the two businesses including the addition of SilverCrest’s highly automated and state of the art Santa Elena production facility is also expected to provide operational and production synergies with the potential to reduce operational and production costs further at the Santa Elena mine and First Majestic’s existing properties. Management of First Majestic has a strong track record of successful integration of similar acquisitions.

(c)	Strengthens Balance Sheet. The Arrangement is expected to add approximately US$33,000,000 in cash and US$29,000,000 of working capital to First Majestic’s balance sheet to further enhance its financial position. First Majestic’s net asset value per share, reserves and total resources per share and production per share are expected to increase with the addition of the Santa Elena mine.

(d)	Reasonable Premium to SilverCrest Shareholders. In consultation with Cormark, First Majestic has determined that the premium to be paid to the SilverCrest Shareholders is within the range typical in the market for similar transactions.

(e)	Increased Capital Market Presence. Upon completion of the Arrangement, First Majestic will have a broader shareholder base with expected increased market liquidity and a larger public float than First Majestic presently. As of July 24, 2015 (the last trading day prior to announcement of the Arrangement Agreement), First Majestic had a pro forma market capitalization of approximately C$685,000,000 (based on the market capitalizations of First Majestic and SilverCrest as of such date) compared with First Majestic’s then unadjusted market capitalization of approximately C$570,000,000.

(f)	Extensive Due Diligence. First Majestic’s management team, technical services team and its Canadian and Mexican legal, tax and financial advisors completed a very detailed due diligence review on SilverCrest that included site visits and a detailed technical review of the Santa Elena project.

(g)	Fairness Opinion. First Majestic’s financial advisor, Cormark, provided its opinion to the First Majestic Board (the “First Majestic Fairness Opinion”) to the effect that, as of July 24, 2015, and subject to the assumptions, limitations and qualifications set out in the First Majestic Fairness Opinion, the Arrangement is fair, from a financial point of view, to First Majestic. See “First Majestic Fairness Opinion”.

(h)	Other Factors. The First Majestic Board also considered the Arrangement with reference to the current economic, industry and market trends affecting each of First Majestic and SilverCrest and the silver and gold mining industries in general, information concerning the business, operations, property, assets, financial condition, operating results and prospects of each of First Majestic and SilverCrest and the then historical trading prices of the First Majestic Shares and the SilverCrest Shares.

In the course of its deliberations, the First Majestic Board also identified and considered a variety of risks and potentially negative factors relating to the Arrangement including those matters described under the heading “Risk Factors”. After carefully considering such risks and potentially negative factors, the First Majestic Board unanimously concluded, in their business judgement, that the potentially positive factors related to the Arrangement substantially outweighed the potentially negative factors.

The foregoing summary of the information and material factors considered by the First Majestic Board is not, and is not intended to be, exhaustive. In view of the complexity, and large number, of factors and information considered in connection with the evaluation of the Arrangement, the First Majestic Board, both individually and collectively, did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusion and recommendation. Rather, the First Majestic Board based its recommendations on the totality of the information presented to and considered by it. In addition, individual members of the First Majestic Board may have given different weight to different factors or items of information.

The foregoing discussion of the information and material factors considered by the First Majestic Board is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Forward-Looking Statements”.

First Majestic Fairness Opinion

On May 9, 2015, the First Majestic Board retained Cormark as its financial advisor and to deliver a fairness opinion to First Majestic with respect to the Arrangement.

Cormark has delivered the written First Majestic Fairness Opinion to the effect that, as of July 24, 2015, and based upon and subject to the scope of the review, analysis undertaken and various assumptions, limitations and qualifications set forth in its opinion, the Arrangement is fair, from a financial point of view, to First Majestic. The full text of the First Majestic Fairness Opinion describing the assumptions made, procedures followed, information reviewed, matters considered and limitations on the review undertaken by Cormark is attached as Appendix J hereto and forms part of this Circular. First Majestic Shareholders are encouraged to read the First Majestic Fairness Opinion carefully in its entirety.

The First Majestic Fairness Opinion addresses the fairness, from a financial point of view, of the Arrangement and does not address any other aspect of the Arrangement or any related transaction, including any tax consequences of the Arrangement to First Majestic or the First Majestic Shareholders. The First Majestic Fairness Opinion was provided for the exclusive use of the First Majestic Board and may not be relied upon by any other person. The First Majestic Fairness Opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to First Majestic or the underlying business decision of First Majestic to effect the Arrangement or any related transaction. The First Majestic Fairness Opinion does not constitute a recommendation to any First Majestic Shareholder as to how such First Majestic Shareholder should vote on the First Majestic Resolution, or how to act with respect to any matters relating to the Arrangement.

The First Majestic Fairness Opinion was rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at July 24, 2015 and on information relating to the subject matter thereof as represented to Cormark. As set forth in the First Majestic Fairness Opinion, Cormark has relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, and representations obtained by Cormark from public sources or provided by or on behalf of First Majestic. Cormark was not asked to prepare, and has not prepared, a formal valuation of First Majestic.

The First Majestic Fairness Opinion and the financial analyses of Cormark were only one of many factors considered by the First Majestic Board in their evaluation of the Arrangement and should not be viewed as determinative of the views of the First Majestic Board with respect to the Arrangement or the consideration provided for in the Arrangement.

Under the terms of Cormark’s engagement, First Majestic has agreed to pay Cormark a success fee upon completion of the Arrangement and an opinion fee upon delivery of the First Majestic Fairness Opinion, with the opinion fee to be fully credited against the success fee. In the event that the Arrangement is not completed, First Majestic has agreed to pay Cormark a portion of any break fee paid to First Majestic. In addition, First Majestic has agreed to reimburse Cormark for its reasonable out of pocket expenses, and to indemnify Cormark and related parties against liabilities relating to, or arising out of, its engagement.

Description of the Arrangement

The following description is a summary of the Plan of Arrangement and is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix C to this Circular.

If approved, the Arrangement will become effective at the Effective Time (which is expected to be at 12:01 a.m. (Vancouver time) on a date to be determined not later than the Outside Date, or such later date as may be agreed to in writing by First Majestic and SilverCrest). Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following sequence, in each case effective as at one minute intervals starting at the Effective Time, without any further act or formality:

(a)	SilverCrest’s Shareholder Rights Plan shall be cancelled and shall have no further force or effect and each of the rights thereunder shall be deemed to be cancelled for no consideration;

(b)	each SilverCrest Share held by a Dissenting SilverCrest Shareholder in respect of which the SilverCrest Shareholder has validly exercised Dissent Rights shall be deemed to be transferred and assigned by such Dissenting SilverCrest Shareholder, without any further act or formality on its part, to First Majestic (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with, and for the consideration set forth in, Section 3.1 of the Plan of Arrangement;

(c)	pursuant to and on the terms and conditions set out in the SilverCrest Conveyance Agreement, SilverCrest will subscribe for and New SilverCrest will issue to SilverCrest such number of fully paid and non-assessable New SilverCrest Shares as is equal to the total number of SilverCrest Shares issued and outstanding at the Effective Time (other than SilverCrest Shares held by Dissenting SilverCrest Shareholders) multiplied by the New SilverCrest Exchange Ratio for an aggregate purchase price of C$5,291,635 and, in satisfaction of such purchase price, SilverCrest will (i) pay to New SilverCrest cash in the amount of C$5,250,000, (ii) transfer to New SilverCrest all right, title and interest which it holds in and to (or, in the case of (B), at the discretion of First Majestic, arrange for a sublease of) (A) the SilverCrest name and logo, (B) the office lease of SilverCrest relating to SilverCrest’s existing offices located at Suites 501 and 503 - 570 Granville Street, Vancouver, British Columbia, and (C) all office furniture, office equipment or office supplies located at such office location and all associated computer software licenses; (iii) endorse over to New SilverCrest the non-interest bearing demand promissory note (the “Nusantara Note”) issued to SilverCrest by its subsidiary, Nusantara de Mexico S.A. de C.V., in the amount of C$24,235, which note will be immediately assigned by New SilverCrest to New SilverCrest Sub; and (iv) assume all of the SilverCrest Transferred Liabilities (other than SilverCrest Transferred Liabilities relating solely to the SilverCrest Transferred Properties);

(d)	pursuant to and on the terms and conditions set out in the SilverCrest Conveyance Agreement, SilverCrest shall cause its subsidiaries to assign and transfer to New SilverCrest Sub and New SilverCrest shall cause New SilverCrest Sub to accept all right, title and interest in and to the SilverCrest Transferred Properties for an aggregate purchase price of C$24,235 and, in satisfaction of such purchase price, New SilverCrest Sub will (i) set-off the Nusantara Note against the cash portion of such purchase price and will surrender the Nusantara Note for cancellation; and (ii) assume all of the SilverCrest Transferred Liabilities relating solely to the SilverCrest Transferred Properties;

(e)	pursuant to and on the terms and conditions set out in the First Majestic Conveyance Agreement, First Majestic will subscribe for and New SilverCrest will issue to First Majestic such number of fully-paid and non-assessable New SilverCrest Shares as is equal to the number of New SilverCrest Shares referred to in clause (c) above multiplied by 0.1099 for an aggregate purchase price equal to the aggregate purchase price referred to in clause (c) above multiplied by 0.1099, such purchase price to be satisfied in the manner set out in clause (f) below;

(f)	pursuant to and on the terms and conditions set out in the First Majestic Conveyance Agreement, First Majestic shall cause, its indirect wholly-owned subsidiary, Guitarra Compañía Minera S.A. de C.V. (a subsidiary of First Majestic) to assign and transfer to New SilverCrest Sub and New SilverCrest shall cause New SilverCrest Sub to accept all right, title and interest in and to the First Majestic Transferred Property for an aggregate purchase price equal to the amount referred to in clause (e) above, such purchase price to be satisfied by set-off against the amount referred to in clause (e) above;

(g)	each SilverCrest Option which is outstanding and has not been duly exercised prior to the Effective Time will be exchanged for a SilverCrest Replacement Option to purchase from SilverCrest a SilverCrest Share and a New SilverCrest Option to purchase from New SilverCrest such number of New SilverCrest Shares as is equal to the New SilverCrest Exchange Ratio. Each SilverCrest Replacement Option shall provide for an exercise price per SilverCrest Share (rounded up to the nearest whole cent) equal to the exercise price per SilverCrest Share that would otherwise be payable to acquire a SilverCrest Share pursuant to the SilverCrest Option it replaces. Each New SilverCrest Option shall provide for an exercise price of C$0.06 per New SilverCrest Share. All terms and conditions of a SilverCrest Replacement Option or a New SilverCrest Option, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Option for which it was exchanged and shall be governed by the terms of the SilverCrest Option Plan (in the case of SilverCrest Replacement Options) or the New SilverCrest Option Plan (in the case of New SilverCrest Options);

(h)	the New SilverCrest Shares referred to in clause (c) above shall be distributed by SilverCrest to the SilverCrest Shareholders (other than SilverCrest Shareholders who have validly exercised Dissent Rights) such that each such holder will receive such number of New SilverCrest Shares in respect of each SilverCrest Share held as is equal to the New SilverCrest Exchange Ratio, such New SilverCrest Shares to be distributed as a return of share capital pursuant to a reorganization of SilverCrest’s business and a distribution of proceeds from a disposition of SilverCrest’s property outside the ordinary course of SilverCrest’s business, with the result that the paid up capital in respect of the SilverCrest Shares shall be reduced by an amount equal to the fair market value thereof;

(i)	each SilverCrest Share (other than any SilverCrest Share held by any Dissenting SilverCrest Shareholder) will, without further act or formality and by or on behalf of a holder of SilverCrest Shares, be irrevocably assigned and transferred by the holder thereof to First Majestic (free and clear of any liens, charges and encumbrances of any nature whatsoever) in exchange for such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio and C$0.0001 in cash for each SilverCrest Share held;

(j)	each SilverCrest Replacement Option issued under clause (g) above will then immediately be exchanged for a First Majestic Replacement Option to purchase from First Majestic such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio (all resulting fractions to be rounded down to the nearest whole number of First Majestic Shares). Each First Majestic Replacement Option shall provide for an exercise price per First Majestic Share (rounded up to the nearest whole cent) equal to the exercise price per SilverCrest Share that would otherwise be payable pursuant to the SilverCrest Replacement Option it replaces, divided by the First Majestic Exchange Ratio. All terms and conditions of a First Majestic Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Replacement Option for which it was exchanged, and shall be governed by the terms of the First Majestic Option Plan. Notwithstanding the forgoing, the terms and conditions of the First Majestic Option Plan relating to accelerated expiry of First Majestic Options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant shall not apply to the First Majestic Replacement Options, such that there will be no accelerated expiry of First Majestic Replacement Options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant; and

(k)	with respect to each SilverCrest Share transferred and assigned in accordance with clause (b) above or clause (i) above:

(i)	the Registered SilverCrest Shareholder shall cease to be the registered holder of such SilverCrest Share and the name of such Registered SilverCrest Shareholder shall be removed from the register of SilverCrest Shareholders as of the Effective Time;

(ii)	the Registered SilverCrest Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign its SilverCrest Shares; and

(ii)	First Majestic will be the holder of all of the outstanding SilverCrest Shares and the register of SilverCrest Shareholders shall be revised accordingly.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the SilverCrest Shareholder Approval and the First Majestic Shareholder Approval must be obtained;

(b)	the Court must grant the Final Order approving the Arrangement; and

(c)	all other conditions precedent to the Arrangement further described in the Arrangement Agreement including receipt of necessary regulatory approvals must be satisfied or waived by the appropriate party.

SilverCrest Shareholder Approval

At the SilverCrest Meeting, SilverCrest Shareholders will be asked to approve the Arrangement Resolution, in the form set out in Appendix A attached to this Circular. The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast on such resolution by SilverCrest Shareholders present in person or by proxy at the SilverCrest Meeting.

In addition, in accordance with MI 61-101, the Arrangement Resolution must also receive SilverCrest Minority Approval. The Arrangement is considered a “business combination” subject to the requirements of MI 61-101 because the SilverCrest Executive Shareholders will receive “collateral benefits” (as defined in MI 61-101) upon completion of the Arrangement in respect of “change of control” payments pursuant to their respective management consulting agreements with SilverCrest. Each of the SilverCrest Executive Shareholders may, therefore, be considered an “interested party” (as defined in MI 61-101) to the Arrangement and, accordingly, the votes attaching to the SilverCrest Shares held by each of the SilverCrest Executive Shareholders will be excluded in determining “minority approval” (as defined in MI 61-101) of the Arrangement Resolution. See “Regulatory Matters – MI 61-101”.

First Majestic Shareholder Approval

Pursuant to the rules of the TSX, the First Majestic Resolution requires the approval of at least a simple majority of the votes cast on such resolution by First Majestic Shareholders present in person or represented by proxy at the First Majestic Meeting because the number of First Majestic Shares being issued or issuable under the Arrangement exceeds 25% of the number of First Majestic Shares which are currently outstanding. First Majestic expects to issue up to an aggregate of 35,795,750 First Majestic Shares pursuant to the Arrangement, which is equal to approximately 29.3% of the First Majestic Shares that were issued and outstanding as of the date of the Arrangement Agreement.

Pursuant to the rules of the NYSE, the First Majestic Resolution requires the approval of at least a simple majority of the votes cast on such resolution by First Majestic Shareholders present in person or represented by proxy at the First Majestic Meeting because the number of First Majestic Shares being issued or issuable under the Arrangement exceeds 20% of the number of First Majestic Shares which are currently outstanding.

Accordingly, to be effective, the First Majestic Resolution must be approved, with or without variation, by the affirmative vote of a majority of the votes cast on such resolution by First Majestic Shareholders present in person or represented by proxy and entitled to vote at the First Majestic Meeting.

Lock-up Agreement

On July 26, 2015, in connection with the execution of the Arrangement Agreement, each of the Locked-up Shareholders entered into the Lock-up Agreement with First Majestic. As at the date of the Lock-up Agreement, the Locked-up Shareholders collectively beneficially owned or exercised control or direction over, in aggregate, 4,658,530 SilverCrest Shares and 6,475,000 SilverCrest Options, representing 3.9% of the outstanding SilverCrest Shares (on a non-diluted basis), and 8.6% of the SilverCrest Shares on a fully diluted basis.

Under the terms of the Lock-up Agreement, each of the Locked-up Shareholders has severally agreed, subject to the terms of the Lock-up Agreement, among other things, to vote all of the SilverCrest Shares held by the Lock-up Shareholder for the Arrangement Resolution. The following is a summary of the principal terms of the Lock-up Agreement:

Except as otherwise noted below or in the Lock-up Agreement, each Lock-up Shareholder has covenanted and agreed that it will:

(a)	vote all of its SilverCrest Shares (including any SilverCrest Shares acquired after the date of the Lock-up Agreement whether upon exercise of any SilverCrest Options or otherwise) (collectively, “Owned Securities”) for the Arrangement contemplated and any actions required in furtherance thereof or otherwise contemplated by the Arrangement Agreement;

(b)	cause its Owned Securities to be counted as present for purposes of establishing a quorum at the SilverCrest Meeting; and

(c)	vote all of its Owned Securities against the following actions (other than pursuant to the Arrangement): (i) any acquisition proposal or merger, takeover bid, amalgamation, plan of arrangement, business combination or similar transaction involving SilverCrest, other than the Arrangement; (ii) any reorganization, recapitalization, dissolution, liquidation or winding up of SilverCrest or any of its subsidiaries; (iii) any amendment of SilverCrest’s notice of articles or articles that would reasonably be regarded as being directed towards or likely to prevent, delay, impede or interfere with the consummation of the Arrangement; (iv) any action or transaction that would result in a breach of any representation, warranty, covenant or agreement of SilverCrest under the Arrangement Agreement; or (v) any other action or transaction that would reasonably be regarded as being directed towards or likely to prevent, delay, impede or interfere with the consummation of the Arrangement.

Except as otherwise noted below or in the Lock-up Agreement, each Lock-up Shareholder has covenanted and agreed that it will not:

(a)	and will not permit any of its affiliates to, grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of the Lock-up Shareholder’s Owned Securities (or deposit any of its Owned Securities in a voting trust or subject any of such Securities to any arrangement or agreement with respect to the voting of such securities, other than agreements entered into with First Majestic);

(b)	solicit proxies or become a participant in a solicitation in opposition to or competition with First Majestic in connection with the Arrangement;

(c)	assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit First Majestic in connection with the Arrangement;

(d)	solicit, initiate, encourage or facilitate a shareholders’ vote with respect to any Acquisition Proposal;

(e)	act jointly or in concert with others with respect to voting securities of SilverCrest for the purpose of opposing or competing with First Majestic in connection with the Arrangement;

(f)	exercise any dissent rights in respect of the Arrangement and waives and will cause its affiliates to waive any rights of appraisal or rights of dissent from the Arrangement that the Lock-up Shareholder or any of its affiliates may have, and will and will cause its affiliates, not to commence or participate in, and to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise, against SilverCrest or any of its subsidiaries (or any of their respective successors, including, without limitation, First Majestic) or any of their respective directors or officers relating to the negotiation, execution and delivery of the Arrangement Agreement, the Lock-up Agreement or the Arrangement or alleging oppression or a breach of any fiduciary duty of any person in connection with the negotiation and entry into the Arrangement Agreement;

(g)	solicit, initiate, encourage or facilitate any Acquisition Proposal;

(h)	participate in any discussions, conversations, negotiations or other communications with any person with respect to an Acquisition Proposal;

(i)	enter into any agreement, arrangement or understanding with respect to an Acquisition Proposal or pursuant to which the Company may be required to delay, abandon, terminate or fail to consummate the Transaction;

(j)	furnish any information to any person in connection with a proposed Acquisition Proposal or otherwise assist, facilitate or encourage the making of, or cooperate in any way regarding, any Acquisition Proposal;

(k)	directly or indirectly sell, transfer, gift, assign or otherwise dispose of or exchange any or all of its Owned Securities or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition, derivative transaction or effective economic disposition through cash settlement and including the deposit of any securities under a takeover bid or tender offer), provided that, the Lock-up Shareholder may (i) exercise Options to acquire additional SilverCrest Shares (ii) sell, transfer, gift, assign or otherwise dispose of any such additional SilverCrest Shares issued upon exercise of outstanding SilverCrest Options exercisable for an aggregate of 950,000 SilverCrest Shares at C$1.05 per share and expiring on September 10, 2015, and (iii) transfer Owned Securities to a corporation or other entity directly or indirectly owned or controlled by the Lock-up Shareholder or under common control with or controlling the Lock-up Shareholder provided that (A) such transfer will not relieve or release the Lock-up Shareholder of or from its obligations under the Lock-up Agreement, including, without limitation the obligation of the Lock-up Shareholder to vote or cause to be voted all its Owned Securities for the Arrangement, (B) prompt written notice of such transfer is provided to First Majestic, (C) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by First Majestic in advance of such transfer and (D) the transferee continues to be a corporation or other entity directly or indirectly owned or controlled by the Lock-up Shareholder or under common control with or controlling the Lock-up Shareholder, at all times prior to the effective date of the Arrangement and agrees that, if such transferee ceases to be so controlled, it will immediately transfer such Owned Securities back to the transferor;

(l)	grant or enter into with any person any agreement or option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the exchange, acquisition or transfer from the Lock-up Shareholder of any Owned Securities or any right or interest thereto; and

(m)	allow any of its Owned Securities to become subject to any encumbrances.

The Lock-up Agreement will terminate on the earliest of: (a) First Majestic providing written notice of termination to the Locked-up Shareholders; (b) the termination of the Arrangement Agreement in accordance with its terms; (c) the Effective Time of the Arrangement; and (d) as agreed by First Majestic and SilverCrest in accordance with the terms of the Arrangement Agreement.

Court Approval and Completion of the Arrangement

The Arrangement requires approval of the Court under the BCBCA. Prior to the mailing of this Circular, SilverCrest obtained the Interim Order, which provides for the calling and holding of the SilverCrest Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix K to this Circular.

Subject to approval of the Arrangement Resolution by SilverCrest Shareholders at the SilverCrest Meeting and approval of the First Majestic Resolution by First Majestic Shareholders at the First Majestic Meeting, the hearing in respect of the Final Order is currently scheduled to take place on September 30, 2015 in the Court at 800 Smithe Street, Vancouver, British Columbia, at 9:45 a.m.

Any SilverCrest Shareholder or other person who wishes to appear, or to be represented, and to present evidence or arguments must serve and file an appearance (“Appearance”) as set out in the Notice of Hearing of Petition for Final Order and satisfy any other requirements of the Court. A copy of the Notice of Hearing of Petition for Final Order is attached as Appendix L to this Circular. The Court will consider, among other things, the fairness and reasonableness of the Arrangement to those to whom securities will be issued. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or re-scheduled then, subject to further order of the Court, only those persons having previously served an Appearance in compliance with the Notice of Hearing of Petition for Final Order and the Interim Order will be given notice of the postponement, adjournment or re-scheduled date.

The Court has been informed that the Final Order will constitute the basis for the Section 3(a)(10) Exemption with respect to, among other things, First Majestic securities and the New SilverCrest securities to be issued pursuant to the Arrangement as described under “United States Securities Law Matters”. Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then the parties will proceed to effect the Arrangement.

Although the objective of SilverCrest and First Majestic is to have the Effective Date occur as soon as possible after the SilverCrest Meeting, the Effective Date could be delayed for a number of reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required regulatory approvals or clearances. SilverCrest or First Majestic may determine not to complete the Arrangement without prior notice to or action on the part of SilverCrest Shareholders or First Majestic Shareholders. See “The Arrangement Agreement – Termination”.

Stock Exchange Listing and Reporting Issuer Status

The First Majestic Shares currently trade on the TSX under the symbol “FR” and on the NYSE under “AG”. First Majestic has applied to the TSX and the NYSE to list the First Majestic Shares issuable: (i) under the Arrangement and (ii) upon the exercise of the First Majestic Replacement Options. It is a condition of closing that First Majestic will have obtained approval of the TSX, subject only to the customary listing conditions of the TSX, and of the NYSE, subject to fulfilling the requirements of the NYSE. First Majestic is a reporting issuer in each of the provinces of Canada and a registrant under the U.S. Exchange Act.

Following completion of the Arrangement, it is expected that the SilverCrest Shares will be delisted from the TSX and NYSE MKT and SilverCrest will make an application to cease to be a reporting issuer under applicable securities laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. In addition, it is anticipated that First Majestic will cause SilverCrest to file a Form 15 with the SEC pursuant to U.S. Exchange Act Rule 12g-4 and thereby terminate SilverCrest’s registration under section 12(g) and suspend SilverCrest’s reporting obligations under section 13(a) of the U.S. Exchange Act.

New SilverCrest intends to file an application with the TSX-V for listing of the New SilverCrest Shares, including those issuable to SilverCrest Shareholders and to First Majestic pursuant to the Arrangement and those issuable upon exercise of New SilverCrest Replacement Options. There can be no assurance as to if, or when, the New SilverCrest Shares will be listed or traded. It is not a condition of the Arrangement that any stock exchange shall have approved the listing of the New SilverCrest Shares. Unless and until such a listing is obtained, New SilverCrest Shareholders may not have a market for the New SilverCrest Shares. Upon completion of the Arrangement, New SilverCrest expects that it will become a reporting issuer in each province in Canada in which SilverCrest is a reporting issuer, but will not be a registrant under the U.S. Exchange Act.

Letter of Transmittal

The Letter of Transmittal is enclosed with this Circular for use by Registered SilverCrest Shareholders. In order for Registered SilverCrest Shareholders to receive the First Majestic Shares, New SilverCrest Shares and cash which such SilverCrest Shareholder is entitled to under the Arrangement, the Registered SilverCrest Shareholder is required to forward a completed and signed Letter of Transmittal and surrender its SilverCrest Shares and, where issued, SilverCrest Share certificates. The details for the surrender of SilverCrest Shares and, where issued, SilverCrest Share certificates, to the Depositary and the addresses of the Depositary are set out in the Letter of Transmittal. Provided that a Registered SilverCrest Shareholder has delivered and surrendered to the Depositary (i) a properly completed and duly executed Letter of Transmittal, (ii) SilverCrest Share certificates (where issued) and (iii) such additional documents as the Depositary may reasonably require in respect of the exchange of SilverCrest Shares, the Registered SilverCrest Shareholder will be entitled to receive, and First Majestic and New SilverCrest will cause the Depositary to respectively deliver to the Registered SilverCrest Shareholder, (a) certificates or DRS Advice Statements representing the number of First Majestic Shares and a cheque for the cash payment issuable or deliverable to such holder as Consideration pursuant to the Arrangement, and (b) certificates or DRS Advice Statements representing the number of New SilverCrest Shares issuable or deliverable pursuant to the Arrangement.

Where SilverCrest Shares are evidenced only by a DRS Advice Statement, there is no requirement to first obtain a share certificate for those SilverCrest Shares or deposit with the Depositary any SilverCrest Share certificate or DRS Advice Statement evidencing those SilverCrest Shares. Only a properly completed and duly executed Letter of Transmittal is required to be delivered to the Depositary in order to surrender those SilverCrest Shares under the Arrangement.

Any use of the mail to transmit a certificate (if applicable) for SilverCrest Shares and a related Letter of Transmittal is at the risk of the SilverCrest Shareholder. If these documents are mailed, it is recommended that registered mail, properly insured, be used. Whether or not SilverCrest Shareholders forward the certificate(s) (if applicable) representing their SilverCrest Shares, upon completion of the Arrangement on the Effective Date, SilverCrest Shareholders will cease to be SilverCrest Shareholders as of the Effective Date and will only be entitled to receive such First Majestic Shares, New SilverCrest Shares and cash to which they are entitled under the Arrangement or, in the case of SilverCrest Shareholders who properly exercise Dissent Rights, the right to receive fair value for their SilverCrest Shares in accordance with the dissent procedures. See “Rights of Dissenting SilverCrest Shareholders”.

The Depositary will act as the agent of persons who have surrendered SilverCrest Shares pursuant to the Arrangement for the purpose of receiving the Consideration from First Majestic and the New SilverCrest Shares from New SilverCrest and transmitting same to such persons, and receipt of the Consideration and the New SilverCrest Shares by the Depositary will be deemed to constitute receipt of payment by persons surrendering SilverCrest Shares.

Settlement with persons who surrender SilverCrest Shares pursuant to the Arrangement will be effected by the Depositary forwarding by first class insured mail, postage prepaid certificate(s) or DRS Advice Statement(s) representing First Majestic Shares and New SilverCrest Shares to be issued in exchange and a cheque for the cash portion of the Consideration.

Unless otherwise directed in the Letter of Transmittal, the certificates or DRS Advice Statements representing the First Majestic Shares and the New SilverCrest Shares and cheque for the cash portion of the Consideration will be issued in the name of the registered holder of SilverCrest Shares so surrendered. Unless the person who surrenders SilverCrest Shares instructs the Depositary to hold the share certificates and cheques for pick up by checking the appropriate box in the Letter of Transmittal, certificates or DRS Advice Statements and cheques will be forwarded by first class insured mail to the addresses supplied in the Letter of Transmittal. If no address is provided, certificates and cheques will be forwarded to the address of the person as shown on the share register of SilverCrest.

Entitlement to Cash Consideration

In any case where the aggregate cash consideration payable to a SilverCrest Shareholder under the Arrangement would (a) be less than one cent, then the aggregate cash consideration payable to such SilverCrest Shareholder will be rounded up to one cent; or (b) be at least one cent, but including a fraction of a cent, then the aggregate cash consideration payable to such SilverCrest Shareholder will be rounded down to the nearest whole cent.

Treatment of Fractional Shares

No fractional First Majestic Shares or fractional New SilverCrest Shares will be issued to SilverCrest Shareholders pursuant to the Arrangement. The number of First Majestic Shares and New SilverCrest Shares to be received by a SilverCrest Shareholder shall be rounded down to the nearest whole First Majestic Share and nearest whole New SilverCrest Share and no cash or other consideration will be paid to such SilverCrest Shareholder in lieu of the issuance of any fractional First Majestic Share or fractional New SilverCrest Share.

Return of SilverCrest Share Certificates

If the Arrangement is not completed, any deposited SilverCrest Shares will be returned to the depositing SilverCrest Shareholder at SilverCrest’s expense upon written notice to the Depositary from SilverCrest, by returning the deposited SilverCrest Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the SilverCrest Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by the Transfer Agent.

Lost Certificates

A SilverCrest Shareholder who has lost or misplaced SilverCrest Share certificates (where issued) should complete the Letter of Transmittal as fully as possible and forward it to the Depositary together with a letter explaining the loss or misplacement. The Depositary will assist in making arrangements for the necessary affidavit (which will include a bonding requirement) for receipt of the Consideration and the New SilverCrest Shares in accordance with the Arrangement.

If any certificate which immediately prior to the Effective Time represented one or more outstanding SilverCrest Shares that were transferred pursuant to Section 2.3 of the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the consideration that such holder is entitled to receive in accordance with Section 2.3 of the Plan of Arrangement. When authorizing such delivery of the consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to First Majestic, SilverCrest, New SilverCrest and the Depositary in such amount as First Majestic and New SilverCrest may direct, or otherwise indemnify First Majestic, SilverCrest, New SilverCrest and the Depositary in a manner satisfactory to First Majestic, SilverCrest, New SilverCrest and the Depositary, against any claim that may be made against First Majestic, SilverCrest, New SilverCrest and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights after Three Years

Any SilverCrest Share, and any SilverCrest Share certificate which immediately before the Effective Date represented SilverCrest Shares and which has not been surrendered to the Depositary with a properly completed and duly executed Letter of Transmittal, with all other documents required by the Depositary, on or before the third anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in SilverCrest, First Majestic, New SilverCrest or the Depositary. Accordingly, persons who tender letters of transmittal in respect of the surrender of SilverCrest Shares pursuant to the Arrangement, and certificates for SilverCrest Shares (where issued) after the third anniversary of the Effective Date will not receive the Consideration from First Majestic or the New SilverCrest Shares, will not own any interest in First Majestic or New SilverCrest, and will not receive any securities or be paid any cash or other compensation.

Withholding Rights

First Majestic, SilverCrest, New SilverCrest or the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable under the Plan of Arrangement and from all dividends or other distributions otherwise payable to any former securityholders of SilverCrest, such amounts as First Majestic, SilverCrest, New SilverCrest or the Depositary may be required to deduct and withhold therefrom any provision of any applicable law in respect of taxes. To the extent that amounts are so withheld, deducted and remitted, such amounts shall be treated for all purposes hereof as having been paid to the person to whom such amounts would otherwise have been paid.

Right to Dissent

Under the Interim Order, Registered SilverCrest Shareholders are entitled to Dissent Rights but only if they follow the procedures specified in the BCBCA, as modified by Article 3 of the Plan of Arrangement, the Interim Order and the Final Order. See “Rights of Dissenting SilverCrest Shareholders”.

First Majestic Shareholders are not entitled to Dissent Rights in respect of the Arrangement or the First Majestic Resolution.

Delivery Requirements

The method of delivery of share certificates, the Letter of Transmittal and all other required documents is at the option and risk of the SilverCrest Shareholder surrendering them. SilverCrest recommends that such documents be delivered by hand to the Depositary, at the office noted in the Letter of Transmittal, and a receipt obtained therefor, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. SilverCrest Shareholders holding SilverCrest Shares which are registered in the name of an Intermediary (such as a bank, trust company, securities dealer or broker, or the trustee or administrator of a self-administered registered retirement savings plan, registered education savings plan or similar plan) must contact such Intermediary to arrange for the surrender of their share certificates.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the SilverCrest Board with respect to the Arrangement, SilverCrest Shareholders should be aware that certain members of the SilverCrest Board and of SilverCrest’s management have interests in connection with the transactions contemplated by the Arrangement that may create actual or potential conflicts of interest in connection with such transactions, details of which are set out below. The SilverCrest Board is aware of these interests and considered them along with the other matters described above in “Reasons for the Recommendation of the SilverCrest Board”.

Share Ownership

SilverCrest

As of the date of this Circular, First Majestic does not own, directly or indirectly, or exercise control or direction over, any SilverCrest Shares. First Majestic has not purchased or sold any securities of SilverCrest during the 12 months preceding the announcement of the Arrangement Agreement.

As of the Record Date, the directors and officers of SilverCrest and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 4,907,530 SilverCrest Shares and 8,845,000 SilverCrest Options, representing approximately 4.13% of the outstanding SilverCrest Shares on a non-diluted basis, and 10.63% of the SilverCrest Shares on a fully-diluted basis. All of the SilverCrest Shares held by the directors and officers of SilverCrest will be treated in the same fashion under the Arrangement as SilverCrest Shares held by every other SilverCrest Shareholder. The SilverCrest Options will be affected by the Arrangement as described under the heading “Description of the Arrangement”.

The following table sets out the SilverCrest Shares and SilverCrest Options beneficially owned, directly or indirectly, or over which control or direction was exercised, by the directors and officers of SilverCrest, or their respective associates or affiliates, as of the Record Date:

		Securities of SilverCrest Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Name	Position with SilverCrest	SilverCrest Shares	Percentage of Outstanding SilverCrest Shares	SilverCrest Options
Dunham Craig(2)	Director and Interim President	Nil	N/A	300,000
J. Scott Drever(2)	Director and Chief Executive Officer	1,498,326	1.26%	1,325,000
Ross Glanville(2)	Director	20,000	0.02%	750,000
George Sanders(2)	Director	125,500	0.11%	700,000
Graham Thody(2)	Chairman and Director	110,000	0.09%	750,000
N. Eric Fier(2)	Chief Operating Officer	1,278,977	1.08%	1,325,000
Barney Magnusson(2)	Chief Financial Officer	1,625,727	1.37%	1,325,000
Brent McFarlane	Vice-President, Operations	Nil	N/A	800,000
Marcio Fonseca	Vice-President, Corporate Development	Nil	N/A	850,000
Thomas Keating	Vice-President, Finance & Administration	Nil	N/A	400,000
Michael Rapsch	Vice-President, Corporate Communications	Nil	N/A	195,000
Bernard Poznanski	Corporate Secretary	249,000	0.21%	125,000
TOTAL		4,907,530	4.13%	8,845,000

_________________________

Notes:

(1)	The information as to securities of SilverCrest beneficially owned or controlled or directed, directly or indirectly, not being within the knowledge of SilverCrest, has been furnished by the respective persons or obtained at www.sedi.ca.
(2)	Indicates that the person is a party to the Lock-up Agreement.

First Majestic

As of the date of this Circular, SilverCrest does not own, directly or indirectly, or exercise control or direction over, any First Majestic Shares. SilverCrest has not purchased or sold any securities of First Majestic during the 12 months preceding the announcement of the Arrangement Agreement.

As of the Record Date, the directors and officers of First Majestic and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 4,811,656 First Majestic Shares and 4,022,763 First Majestic Options, representing approximately 3.94% of the outstanding First Majestic Shares on a non-diluted basis, and 6.74% of the First Majestic Shares on a fully-diluted basis.

The following table sets out the First Majestic Shares and First Majestic Options beneficially owned, directly or indirectly, or over which control or direction was exercised, by the directors and officers of First Majestic, or their respective associates or affiliates, as of the Record Date:

		Securities of First Majestic Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Name	Position with First Majestic	First Majestic Shares	Percentage of Outstanding First Majestic Shares	First Majestic Options
Keith Neumeyer	President and Chief Executive Officer	3,309,500	2.71%	840,000
Raymond Polman	Chief Financial Officer	145,200	0.12%	495,000
Salvador Garcia	Chief Operating Officer	20,000	0.02%	500,000
Martin Palacios	Chief Transformation Officer	-	-	495,000
Connie Lillico	Corporate Secretary	135,000	0.11%	470,000
Douglas Penrose	Chairman and Director	60,000	0.05%	154,538
Ramon Davila	Director	375,000	0.31%	604,611
Robert McCallum	Director	67,000	0.05%	154,538
David Shaw	Director	80,000	0.07%	154,538
Tony Pezzotti	Director	619,956	0.51%	154,538
TOTAL		4,811,656	3.94%	4,022,763

_________________________

Note:

(1)	The information as to securities of First Majestic beneficially owned or controlled or directed, directly or indirectly, not being within the knowledge of First Majestic, has been furnished by the respective persons or obtained at www.sedi.ca.

Immediately after giving effect to the Arrangement, it is anticipated that the currently proposed directors and officers of First Majestic post-Arrangement and their associates and affiliates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 3.08% of the First Majestic Shares which are expected to be outstanding upon completion of the Arrangement. See “Appendix F – Information Concerning First Majestic Post-Arrangement — Directors and Executive Officers of First Majestic”.

The directors and certain officers of SilverCrest entered into the Lock-up Agreement with First Majestic pursuant to which they agreed to vote their SilverCrest Shares for the Arrangement Resolution. See “Lock-up Agreement”.

Termination and Change of Control Benefits

SilverCrest has entered into certain management consulting agreements with companies controlled by the executive officers listed below that grant certain benefits upon the consulting company upon the occurrence of a “change of control” (as defined below) which will occur upon the completion of the Arrangement. Pursuant to each management consulting agreement, SilverCrest is to pay to the consulting company an amount equal to two times of both the then applicable base rate per annum payable to the consulting company and any bonus paid or payable to the consulting company in respect of SilverCrest’s most recent financial year. The following table displays the amounts payable to each officer named below in the event of a termination of the officer’s respective consulting agreement with SilverCrest within six months of a change of control or a resignation within three months of a change of control:

Consulting Company Controlled By	Position with SilverCrest	Change of Control Benefit
J. Scott Drever	Chief Executive Officer	C$	850,000
N. Eric Fier	Chief Operating Officer	C$	1,150,000
Barney Magnusson	Chief Financial Officer	C$	770,000
Brent McFarlane	Vice-President, Operations	US$	965,000
Marcio Fonseca	Vice-President, Corporate Development	C$	720,000

_____________________________

Note:

(1)	Payable in the event of termination within six months of a change of control or resignation within three months of a change of control.

For the purposes of the management consulting agreements, “change of control” means an occurrence (a) where less than 51% of the SilverCrest Board are composed of continuing directors; or (b) where any person or persons acting jointly or in concert acquires more than 50% of the total voting rights attached to all classes of shares then outstanding in SilverCrest having under all circumstances the right to vote on any resolution concerning the election of directors (a “Takeover”). For the purposes of the management consulting agreements, a “continuing director” is a member of the SilverCrest Board on the day preceding the date of a Takeover, or a person who becomes a member of the SilverCrest Board subsequent to the date of the particular management consulting agreement by the approval of at least a majority of the members of the SilverCrest Board who were members of the SilverCrest Board on the day preceding the date of a Takeover.

Insurance and Indemnification of Directors and Officers

Pursuant to the Arrangement, First Majestic has agreed that, unless prohibited by applicable laws, all rights to indemnification or exculpation in favour of the current and former directors and officers of SilverCrest and any SilverCrest Subsidiary provided in the current articles or by-laws (or the equivalent) of SilverCrest or any SilverCrest Subsidiary, or in any agreement disclosed to First Majestic, and any directors’ and officers’ insurance now existing in favour of the directors or officers of SilverCrest and any SilverCrest Subsidiary will survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider of at least equivalent standing to the current provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider of at least equivalent standing to the current provider) for a period of not less than six years from the Effective Date. SilverCrest may purchase run-off directors’ and officers’ liability insurance, at a cost not exceeding 200% of SilverCrest’s current annual aggregate premium for directors’ and officers’ liability policies currently maintained by SilverCrest, providing coverage for a period of up to six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date. In addition, SilverCrest may enter into indemnification agreements (in a form acceptable to First Majestic) with each director and officer of SilverCrest and each of the SilverCrest Subsidiaries prior to the Effective Date. First Majestic has also agreed that from and after the Effective Date it will cause SilverCrest to honour all rights to indemnification or exculpation in such agreements in favour of present and former officers and directors of SilverCrest and acknowledges that such rights will survive the Effective Date and will continue in full force and effect for a period of not less than six years from the Effective Date.

Intention of SilverCrest Directors and Officers

All of the SilverCrest directors and certain officers, who collectively beneficially owned or exercised control or direction over in the aggregate 4,658,530 SilverCrest Shares and 6,475,000 SilverCrest Options, representing 3.92% of the outstanding SilverCrest Shares on a non-diluted basis, and 8.61% of the outstanding SilverCrest Shares on a fully-diluted basis, as of the Record Date, have each agreed with First Majestic under the Lock-up Agreement that, subject to the terms and conditions thereof, to vote their SilverCrest Shares for the Arrangement Resolution. In addition, the other officers of SilverCrest, who beneficially owned or exercised control or direction over in the aggregate 249,000 SilverCrest Shares and 2,370,000 SilverCrest Options representing approximately 0.21% of the SilverCrest Shares on a non-diluted basis, or 2.02% of the outstanding SilverCrest Shares on a fully-diluted basis, as of the Record Date, have advised SilverCrest of their intention to vote for the Arrangement Resolution.

Intention of First Majestic Directors and Officers

All of the First Majestic directors and officers, who beneficially owned or exercised control or direction over in the aggregate 4,811,656 First Majestic Shares and 4,022,763 First Majestic Options, representing 3.94% of the outstanding First Majestic Shares on a non-diluted basis, and 6.74% of the outstanding First Majestic Shares on a fully-diluted basis, as of the Record Date, have advised First Majestic of their intention to vote for the First Majestic Resolution.

Depositary

SilverCrest and First Majestic have retained the services of the Depositary for the receipt of the Letter of Transmittal and the certificates (if applicable) representing SilverCrest Shares and for the delivery of the First Majestic Shares and cash and the New SilverCrest Shares in exchange for the SilverCrest Shares under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

Expenses of the Arrangement

SilverCrest, First Majestic and New SilverCrest have agreed in the Arrangement Agreement that each party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of the Arrangement Agreement and all documents and instruments executed pursuant to the Arrangement Agreement.

Regulatory Matters

Canadian Securities Law Matters

Distribution and Resale of First Majestic Shares

The First Majestic Shares to be issued in exchange for SilverCrest Shares pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus requirements of securities legislation in each province and territory of Canada. Subject to restrictions under applicable securities laws applicable to distributions of shares that constitute “control distributions”, the First Majestic Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada.

Distribution and Resale of New SilverCrest Shares

The New SilverCrest Shares to be distributed to former SilverCrest Shareholders pursuant to the Arrangement will be issued in reliance upon exemptions from the prospectus requirements of securities legislation in each province and territory of Canada. Subject to restrictions under applicable securities laws applicable to distributions of shares that constitute “control distributions”, the New SilverCrest Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada.

MI 61-101

MI 61-101 regulates certain types of transactions to ensure equality of treatment among securityholders and may require enhanced disclosure, approval by a majority of security holders (excluding “interested parties” under applicable law), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to, among other transactions, “related party transactions” (as defined in MI 61-101), being transactions with a “related party” (as defined in MI 61-101), and “business combinations”’ (as defined in MI 61-101) which may terminate the interests of securityholders without their consent.

MI 61-101 provides that where a “related party” of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement) which would result in the termination of the interests of securityholders without their consent, such transaction is considered a “business combination” for the purposes of MI 61-101. A “collateral benefit” (as defined under MI 61-101) includes any benefit that a “related party” of SilverCrest (which includes the directors and senior officers of SilverCrest) is entitled to receive as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of SilverCrest. However, MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things, (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d)(i) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding shares of the issuer or (ii) an independent committee, acting in good faith, determines that the value of the collateral benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party expects to receive in exchange for the related party’s equity securities under the terms of the Arrangement.

MI 61-101 requires that, in addition to any other required securityholder approval, a business combination is subject to “minority approval” (as defined in MI 61-101). In relation to the Arrangement and for purposes of the required SilverCrest Shareholder approval for the Arrangement, the “minority” shareholders of SilverCrest are all SilverCrest Shareholders other than (i) SilverCrest, (ii) any interested party to the Arrangement within the meaning of MI 61-101, (iii) any related party to such interested party within the meaning of MI 61-101 (subject to the exceptions set out therein), and (iv) any person that is a joint actor with a person referred to in the foregoing clauses (ii) or (iii) for the purposes of MI 61-101.

As described below, the SilverCrest Executive Shareholders are interested parties in connection with the Arrangement and are entitled to receive a “collateral benefit” such that any SilverCrest Shares beneficially owned, or over which control or direction is exercised by the SilverCrest Executive Shareholders or any of their joint actors must be excluded for purposes of determining whether the SilverCrest Minority Approval has been obtained.

To the knowledge of the directors and executive officers of SilverCrest, after reasonable inquiry, SilverCrest has determined that:

•	As of the Record Date, Mr. Drever owned beneficially or exercised control or direction over 1,498,326 SilverCrest Shares, which represent approximately 1.26% of the issued and outstanding SilverCrest Shares as of the Record Date.

•	As of the Record Date, Mr. Fier owned beneficially or exercised control or direction over 1,278,977 SilverCrest Shares, which represent approximately 1.08% of the issued and outstanding SilverCrest Shares as of the Record Date.

•	As of the Record Date, Mr. Magnusson owned beneficially or exercised control or direction over 1,625,727 SilverCrest Shares, which represent approximately 1.37% of the issued and outstanding SilverCrest Shares as of the Record Date.

For the purposes of MI 61-101, each of Messrs. Drever, Fier and Magnusson is considered to beneficially own more than 1% of the SilverCrest Shares and SilverCrest Options. SilverCrest has determined that the value of the “change of control” payments to be received by each of Messrs. Drever, Fier and Magnusson as a result of the Arrangement, as described under “Interests of Certain Persons in the Arrangement – Termination and Change of Control Benefits”, net of any offsetting costs, is more than 5% of the amount of the consideration that each of Messrs. Drever, Fier and Magnusson expects to be beneficially entitled to receive under the terms of the Arrangement in exchange for the SilverCrest Shares that he beneficially owns. Accordingly, the change of control payments and cash bonuses that each of Messrs. Drever, Fier and Magnusson may receive as a result of the completion of the Arrangement constitute a collateral benefit under MI 61-101. Accordingly, any SilverCrest Shares beneficially owned, or over which control or direction is exercised by either of Messrs. Drever, Fier and Magnusson will be excluded for the purposes of determining whether the SilverCrest Minority Approval has been obtained.

SilverCrest is not required to obtain a formal valuation under MI 61-101 as no related party of SilverCrest is, as a consequence of the Arrangement, directly or indirectly acquiring SilverCrest or its business and neither the Arrangement nor the transactions contemplated thereunder is a ‘‘related party transaction’’ for which SilverCrest would be required to obtain a formal valuation.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to SilverCrest Shareholders who are resident in the United States. The discussion is based in part on non-binding interpretations and no-action letters provided by the staff of the SEC, which do not have the force of law. All SilverCrest Shareholders who are resident in the United States are urged to consult with their own legal counsel to ensure that any subsequent resale of securities issued or distributed to them under the Arrangement complies with applicable securities legislation. Further information applicable to SilverCrest Shareholders who are resident in the United States is disclosed under the heading “Joint Management Information Circular – Information for United States Shareholders”.

The following discussion does not address the Canadian securities laws that will apply to the issue or resale of securities by SilverCrest Shareholders within Canada. SilverCrest Shareholders who are resident in the United States and who resell their securities in Canada must comply with Canadian securities laws. See “Canadian Securities Law Matters”.

The First Majestic Shares, New SilverCrest Shares, SilverCrest Replacement Options, New SilverCrest Options and First Majestic Replacement Options to be issued pursuant to the Arrangement will not be registered under the provisions of the U.S. Securities Act and will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were issued pursuant to Section 3(a)(10) of the U.S. Securities Act. As a result, Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of First Majestic Shares or New SilverCrest Shares upon the exercise of the First Majestic Replacement Options and New SilverCrest Options, respectively, to be issued pursuant to the Arrangement.

The First Majestic Shares and the New SilverCrest Shares to be received by SilverCrest Shareholders pursuant to the Arrangement will be freely tradable in the U.S. under U.S. federal securities laws, except by persons who are “affiliates” of First Majestic (with respect to the First Majestic Shares) or “affiliates” of New SilverCrest (with respect to the New SilverCrest Shares) at the time of their proposed transfer or within 90 days prior to their proposed transfer. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such First Majestic Shares or New SilverCrest Shares, as applicable, by such an affiliate may be subject to the registration requirements of the U.S. Securities Act and applicable state securities laws, absent an exemption therefrom. It is not intended for New SilverCrest Shares to be listed on a United States stock exchange.

Resales by Affiliates of First Majestic or New SilverCrest under Regulation S

In general, under Regulation S, persons who are affiliates of First Majestic and/or New SilverCrest solely by virtue of their status as an officer or director of First Majestic and/or New SilverCrest, respectively, may sell their First Majestic Shares or New SilverCrest Shares, respectively, outside the United States in an “offshore transaction” (which would include a sale through the physical trading floor of an established non-U.S. stock exchange or through the facilities of certain specified non-U.S. stock exchanges as long as neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction.

Exercise of the First Majestic Replacement Options and New SilverCrest Options

The First Majestic Replacement Options and New SilverCrest Options may not be exercised in the United States (as defined in Rule 902(l) of Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act or pursuant to an exemption from registration under the U.S. Securities Act. First Majestic Shares and New SilverCrest Shares issued upon such respective exercise pursuant to an exemption from registration under the U.S. Securities Act may not be offered or resold in the United States except pursuant to registration or in a transaction not subject to the registration requirements of the U.S. Securities Act. First Majestic and New SilverCrest may require the delivery of an opinion of counsel or other evidence or certifications reasonably satisfactory to First Majestic and New SilverCrest, as applicable, to the effect that the issuance of such First Majestic Shares and New SilverCrest Shares, as applicable, does not require registration under the U.S. Securities Act. Any such exercise must also comply with applicable state securities laws.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable United States securities laws.

Mexican Antitrust Clearance

Under the Mexican Competition Law, the proposed transaction cannot be consummated until the issuance of a clearance resolution from COFECE, which must be issued within 60 business days after the filing of a notice of concentration or the submission of all additional required information and documentation. However, for complicated cases, COFECE may extend the period up to 40 additional business days. First Majestic has made the application and will file responses as may be requested by COFECE during such period. Under the Mexican Competition Law, once the term has expired and no decision has been issued by COFECE, it is generally understood that they have no objection.

Stock Exchange Approvals

The First Majestic Shares currently trade on the TSX under the symbol “FR” and on the NYSE under “AG”. First Majestic has applied to the TSX and the NYSE to list the First Majestic Shares issuable: (i) under the Arrangement and (ii) upon the exercise of the Replacement Options. It is a condition of closing that First Majestic will have obtained approval of the TSX, subject only to the customary listing conditions of the TSX, and of the NYSE, subject to fulfilling the requirements of the NYSE. The TSX has granted approval of the listing of such First Majestic Shares, conditional upon satisfaction of customary conditions.

The Arrangement Agreement

The following is a summary description of certain material provisions of the Arrangement Agreement, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available under SilverCrest’s and First Majestic’s profiles on SEDAR at www.sedar.com and on EDGAR under SilverCrest’s and First Majestic’s profiles at www.sec.gov. Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement and the Plan of Arrangement attached as Appendix C to this Circular.

Effective Date and Conditions of Arrangement

If the Arrangement Resolution and the First Majestic Resolution are passed, the Final Order of the Court is obtained approving the Arrangement and all other conditions to the Arrangement becoming effective are satisfied or waived, the Arrangement will become effective at the Effective Time (anticipated to be 12:01 a.m. (Vancouver time) on the Effective Date). It is currently expected that the Effective Date will occur in early October 2015.

Representations, Warranties and Covenants of SilverCrest

The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the part of SilverCrest in respect of matters pertaining to, among other things: its incorporation and organization (and that of each of the SilverCrest Subsidiaries); its capitalization; its authority to enter into and to perform its obligations under the Arrangement Agreement; the entering into by it and the performance of its obligations under the Arrangement Agreement not violating its constating documents or applicable laws; the ownership of the SilverCrest Subsidiaries; its status as a “reporting issuer” in the applicable jurisdictions; its public record of disclosure documents; its status as a “foreign private issuer” under the U.S. Securities Act; the absence of cease trade orders; its financial statements; its conduct of business in the ordinary course since December 31, 2014; its minute books; its financial books and records; its interests in real property; its mineral rights and mineral resources; its employees and employee benefits; its obligations with respect to debt instruments; its insurance policies; its material agreements and the absence of any breach thereof; the absence of undisclosed litigation matters; certain tax matters; its compliance with applicable laws; the absence of restrictions on its business practices; the absence of any undisclosed material liabilities; the condition and sufficiency of its assets; certain environmental matters; its third party expenses; the absence of any other negotiations; and its making of full disclosure to First Majestic.

The Arrangement Agreement includes, among other things, negative and affirmative covenants of SilverCrest customary for transactions of this nature, relating to among other things: its efforts to obtain all required regulatory approvals; the continuation of conduct of its business and corporate matters; the maintenance and preservation of the goodwill of SilverCrest and the SilverCrest Subsidiaries; the maintenance and preservation of its mineral rights and licences; its capitalization and corporate structure; production of documents and information; the provision of access to the properties and personnel of SilverCrest and the SilverCrest Subsidiaries; modification of material obligations; notification being made to First Majestic upon the occurrence of certain events; certain tax matters; and the performance of acts, maintenance of representations and warranties, and other things necessary or desirable in order to consummate and effect the transactions contemplated under the Arrangement Agreement.

Representations, Warranties and Covenants of First Majestic

The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the part of First Majestic in respect of matters pertaining to, among other things: its incorporation and organization; its capitalization; its authority to enter into and to perform its obligations under the Arrangement Agreement; the entering into by it and the performance of its obligations under the Arrangement Agreement not violating its constating documents or applicable laws; the ownership of the First Majestic Material Subsidiaries; its status as a “reporting issuer” in the applicable jurisdictions; its status as a “foreign private issuer” under the U.S. Exchange Act; its financial statements; its conduct of business in the ordinary course since December 31, 2014; its mineral reserves and resources; the absence of undisclosed litigation matters; its compliance with applicable laws; the absence of any breach of its material agreements; certain environmental matters; the absence of any other negotiations; and its making of full disclosure to SilverCrest.

The Arrangement Agreement includes, among other things, negative and affirmative covenants of First Majestic customary for transactions of this nature, relating to among other things: its efforts to obtain all required regulatory approvals; the reservation of a sufficient number of First Majestic Shares necessary to complete the Arrangement and issue upon exercise of the Replacement Options; the entering into of a reorganization, amalgamation, merger or consolidation that would reasonably be expected to materially delay the Arrangement; notification being made to SilverCrest upon the occurrence of certain events; the maintenance of representations and warranties; compliance with applicable laws and the terms of the Interim Order and Final Order and other things necessary or desirable in order to consummate and effect the transactions contemplated under the Arrangement Agreement.

Representations, Warranties and Covenants of New SilverCrest

The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the part of New SilverCrest in respect of matters pertaining to, among other things: its incorporation and organization; its capitalization; its authority to enter into and to perform its obligations under the Arrangement Agreement; the entering into by it and the performance of its obligations under the Arrangement Agreement not violating its constating documents or applicable laws; the ownership of its subsidiaries; and its conduct of business.

The Arrangement Agreement includes, among other things, negative and affirmative covenants of New SilverCrest customary for transactions of this nature, relating to among other things: the continuation of conduct of its business and corporate matters; the maintenance and preservation of the goodwill of New SilverCrest; its capitalization and corporate structure; the production of documents and information; the modification of material obligations; the maintenance of representations and warranties; notification being made to First Majestic upon the occurrence of certain events; certain tax matters; and the performance of acts, maintenance of representations and warranties, and other things necessary or desirable in order to consummate and effect the transactions contemplated under the Arrangement Agreement.

Conditions to the Arrangement

The obligations of SilverCrest, New SilverCrest and First Majestic to consummate the Arrangement are subject to the satisfaction of certain mutual conditions relating to, among other things:

(a)	approval of the Arrangement Resolution at the SilverCrest Meeting;

(b)	approval of the First Majestic Resolution at the First Majestic Meeting;

(c)	the receipt of the Interim Order and the Final Order;

(d)	the absence of any order or decree or proceeding restraining or enjoining or that would, if successful, restrain or enjoin the consummation of the transactions contemplated by the Arrangement Agreement or that would otherwise be inconsistent with the regulatory approvals obtained;

(e)	the Arrangement Agreement not having been terminated in accordance with its terms;

(f)	SilverCrest having received any required approval of the TSX and the NYSE MKT;

(g)	First Majestic having received any required approval of the TSX and the NYSE;

(h)	the authorization for listing of the First Majestic Shares and the First Majestic Shares issuable upon exercise of the Replacement Options issuable under the terms of the Plan of Arrangement on the TSX and the NYSE;

(i)	the distribution of the First Majestic Shares, the New SilverCrest Shares and the Replacement Options issuable under the terms of the Plan of Arrangement being exempt from prospectus requirements of applicable securities laws in Canada and exempt from registration requirements under the U.S. Securities Act;

(j)	the Mexican Antitrust Clearance having been obtained on terms and conditions satisfactory to each of First Majestic and SilverCrest acting reasonably; and

(k)	the receipt of all other required material consents, waivers, permits, order and approvals.

The obligations of First Majestic to consummate the Arrangement are subject to the satisfaction of certain additional conditions relating to, among other things: the performance of all of SilverCrest’s covenants; the accuracy of each of SilverCrest’s representations and warranties; the absence of any Material Adverse Change to SilverCrest; all necessary corporate action having been taken by the SilverCrest Board and the board of New SilverCrest to permit consummation of the Arrangement and the issue of the New SilverCrest Shares; holders of no more than 5% of the outstanding SilverCrest Shares having exercised Dissent Rights; the absence of any pending or threatened suit or action by any governmental entity, that has a reasonable likelihood of success, seeking to restrain or prohibit the consummation of Arrangement or seeking to prohibit or materially limit the ownership or operation by First Majestic or any of the First Majestic Material Subsidiaries of any material portion of the business or assets of SilverCrest or any SilverCrest Subsidiary; receipt by First Majestic of all consents, approvals, authorizations and waivers of any persons (other than governmental entities) which are required, necessary or desirable for the completion of the Arrangement on terms acceptable to First Majestic, including the consent of the Bank of Nova Scotia pursuant to the credit agreement dated July 11, 2013; transfer of the SilverCrest Transferred Assets to, and assumption of the SilverCrest Transferred Liabilities by, New SilverCrest pursuant to the Plan of Arrangement; the termination of the cost-sharing agreement between SilverCrest and Goldsource Mines Inc.; the continuation in full force of each of the Lock-up Agreements in all material respects; and the provision by SilverCrest to First Majestic, on or before the Effective Date, of written resignations from all directors and officers of SilverCrest and the directors and officers of the SilverCrest Subsidiaries, as First Majestic may request.

The obligations of SilverCrest and New SilverCrest to consummate the Arrangement are subject to the satisfaction of certain additional conditions relating to, among other things: the performance of all of First Majestic’s covenants; the accuracy of each of First Majestic’s representations and warranties; transfer of the First Majestic Transferred Property to New SilverCrest pursuant to the Plan of Arrangement; the absence of any Material Adverse Change to First Majestic; and all necessary corporate action having been taken by First Majestic’s board of directors to permit the consummation of the Arrangement.

Non-Solicitation Covenants and Rights to Accept a Superior Proposal

From the date of the Arrangement Agreement until the earlier of the Effective Time or the time at which the Arrangement Agreement is terminated in accordance with its terms, SilverCrest has agreed to certain non-solicitation covenants which provide, among other things, that it (and its or any of the SilverCrest Subsidiaries’ officers, directors, employees, consultants, advisors, representatives or agents) will not:

(a)	make, solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information or according access to any information or any site visit) any inquiries, proposals or offers that constitute an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal;

(b)	participate in any discussions or negotiations with, furnish information to, or otherwise cooperate in any way with, any person (other than First Majestic and its affiliates) regarding any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal;

(c)	effect any Change of Recommendation; or

(d)	accept, enter into, or propose publicly to accept or enter into, any letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding related to any Acquisition Proposal (except as permitted under the Arrangement Agreement).

Notwithstanding the above, in the event that SilverCrest receives a bona fide written Acquisition Proposal from any person after the date of the Arrangement Agreement and prior to the SilverCrest Meeting that was not solicited by SilverCrest and that did not otherwise result from a breach of the Arrangement Agreement, and subject to SilverCrest’s compliance with the Arrangement Agreement, SilverCrest may (i) contact such person solely to clarify the terms and conditions of such Acquisition Proposal, (ii) furnish information with respect to it to such person pursuant to an acceptable confidentiality agreement, provided that (A) SilverCrest provides a copy of such acceptable confidentiality agreement to First Majestic promptly upon its execution and (B) SilverCrest contemporaneously provides to First Majestic a list of all non-public information concerning SilverCrest that is provided to such person and provides to First Majestic copies of any such non-public information which was not previously provided to First Majestic, and (iii) participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (ii) or (iii) above, the SilverCrest Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would be reasonably likely, if consummated in accordance with its terms, to be a Superior Proposal and failure to take such action would be inconsistent with its fiduciary duties under applicable law. After the date of the SilverCrest Meeting, SilverCrest is not permitted to consider, negotiate, accept or recommend an Acquisition Proposal or furnish any information with respect to it to any person who has made an Acquisition Proposal.

SilverCrest must (i) not release any persons from, or terminate, amend, modify, waive or fail to enforce on a timely basis any obligation of any other person under any confidentiality or standstill agreement or amend any such agreement or other conditions included in any agreement between SilverCrest and a third party entered into prior to the date of the Arrangement Agreement, (ii) promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants of any other person in any letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding that it has entered into prior to the date hereof or enters into after the date of the Arrangement Agreement, (iii) not accept or enter into any letter of intent, memorandum of understanding, term sheet, agreement in principle, agreement, arrangement or understanding requiring SilverCrest to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person proposing an Acquisition Proposal in the event that SilverCrest completes the transactions contemplated by the Arrangement Agreement or any other transaction with First Majestic or any of its affiliates, and (iv) except with the prior written consent of First Majestic, not take any action to terminate, amend, extend the “Separation Time” under or waive the Shareholder Rights Plan, or the application of its Shareholder Rights Plan to, any Acquisition Proposal, or any person making an Acquisition Proposal, not subject to its Shareholder Rights Plan (including redemption of any rights created under its Shareholder Rights Plan). In the event that any person requests any governmental entity to invalidate or cease trade its Shareholder Rights Plan, SilverCrest must oppose any such application unless the SilverCrest Board determines, after consultation with outside legal counsel, that to do so is not consistent with its fiduciary duties.

The SilverCrest Board must reaffirm its recommendation of the Arrangement by press release: (i) promptly after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; (ii) promptly after the SilverCrest Board determines that a proposed amendment to the provisions of this Agreement would result in the Acquisition Proposal not being a Superior Proposal; or (iii) as soon as practicable after receipt of any reasonable request from First Majestic to do so. First Majestic and its legal advisors must be given a reasonable opportunity to review and comment on the form and content of any such press release and SilverCrest is required to incorporate all reasonable comments made by First Majestic and its legal advisors.

SilverCrest must promptly (and, in any event, within 24 hours of receipt) notify First Majestic, at first orally and then in writing, of any Acquisition Proposal and any enquiry that may reasonably be expected to lead to an Acquisition Proposal. Such notice must include a description of the material terms and conditions of any Acquisition Proposal, the identity of the person making such proposal or enquiry, a copy of any written form of Acquisition Proposal and any other documents representing the Acquisition Proposal. In addition, SilverCrest must keep First Majestic fully informed with respect to the status of any Acquisition Proposal or enquiry, and provide to First Majestic copies of all correspondence and other written material sent or provided to or by SilverCrest in connection with any Acquisition Proposal. SilverCrest may not provide confidential non-public information to a third party who has made an unsolicited bona fide written Acquisition Proposal unless SilverCrest has first obtained an acceptable confidentiality agreement from the third party. SilverCrest must also send a copy of any such confidentiality agreement to First Majestic and concurrently provide First Majestic with a list or copies of the information provided to the third party and access to similar information if not already provided.

Provided SilverCrest has complied with the foregoing, SilverCrest may, before the SilverCrest Meeting, accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if the following conditions are met:

(a)	SilverCrest has provided First Majestic with (i) a copy of the Superior Proposal document and any other documents representing the Superior Proposal, (ii) written notice advising First Majestic of the determination of the SilverCrest Board that the Acquisition Proposal is a Superior Proposal and that the SilverCrest Board has resolved, subject to compliance with the terms of the Arrangement Agreement and the termination of the Arrangement Agreement, to accept, approve, recommend or enter into an agreement in respect of the Superior Proposal, specifying the terms and conditions of the Superior Proposal and identifying the person making the Superior Proposal, and (iii) written notice from the SilverCrest Board regarding the value or range of values in financial terms that the SilverCrest Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(b)	five full business days have elapsed since the date First Majestic received the documentation set out in paragraph (a) above (the “Match Period”); and

(c)	SilverCrest has previously or concurrently paid to First Majestic the Termination Payment, if any, payable under the Arrangement Agreement, and terminated the Arrangement Agreement in accordance with its terms.

First Majestic’s Right to Match

During the Match Period, First Majestic has the right (but not the obligation) to offer to amend the terms of the Arrangement Agreement, and SilverCrest must co-operate (including negotiating in good faith) with First Majestic during the Match Period. The SilverCrest Board must review in good faith any offer by First Majestic to amend the terms of the Arrangement Agreement in order to determine, in consultation with its financial advisors and outside legal counsel, whether First Majestic’s offer, upon acceptance by SilverCrest, would result in an Acquisition Proposal ceasing to be a Superior Proposal. SilverCrest agrees that, subject to its disclosure obligations under applicable securities laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than SilverCrest’s representatives, without First Majestic’s prior written consent. If the SilverCrest Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by First Majestic, SilverCrest must forthwith so advise First Majestic and must promptly thereafter accept the offer by First Majestic to amend the terms of the Arrangement Agreement and the Arrangement and the parties are required to take such actions and execute such documents as are necessary to give effect to the foregoing. SilverCrest must, within two business days of entering into such amendment, reaffirm its recommendation of the Arrangement and issue a press release to that effect.

If the SilverCrest Board continues to believe, in good faith and after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects First Majestic’s amended proposal, SilverCrest may terminate the Arrangement Agreement; provided, however, that SilverCrest must concurrently therewith pay to First Majestic the Termination Payment, if any, payable to First Majestic and must prior to or concurrently with such termination enter into a binding agreement, understanding or arrangement with respect to such Acquisition Proposal. See “Termination” and “Termination Payment”.

If, less than six business days before the SilverCrest Meeting, SilverCrest has provided First Majestic with a notice of a Superior Proposal, an Acquisition Proposal has been publicly disclosed or announced and the Match Period has not elapsed, then, subject to applicable laws, at First Majestic’s request, SilverCrest must postpone or adjourn the SilverCrest Meeting to a date acceptable to First Majestic and SilverCrest, acting reasonably, which cannot be less than six business days or more than 12 business days after the scheduled date of the SilverCrest Meeting and must, if First Majestic and SilverCrest amend the terms of the Arrangement Agreement, ensure that the details of the amended Arrangement Agreement are communicated to the SilverCrest Shareholders at or before the resumption of the adjourned SilverCrest Meeting.

Each successive modification to any material term or condition of an Acquisition Proposal or that results in an increase in or modification of the consideration (or value of such consideration) to be received by SilverCrest or the SilverCrest Shareholders or which otherwise results in the SilverCrest Board determining that an Acquisition Proposal is a Superior Proposal will constitute a new Acquisition Proposal for purposes of the Match Period provisions under the Arrangement Agreement and will initiate an additional five Business Day notice period. Nothing contained in the Superior Proposal provisions of the Arrangement Agreement will prohibit the SilverCrest Board from (i) responding through a directors’ circular or otherwise as required by law to an Acquisition Proposal that it determines is not a Superior Proposal, provided that such circular or other disclosure recommends that SilverCrest Shareholders reject the Acquisition Proposal, or (ii) calling and/or holding a meeting of SilverCrest Shareholders requisitioned by SilverCrest Shareholders in accordance with the BCBCA, provided that any information circular or other document required in connection with such meeting recommends that SilverCrest Shareholders vote against any proposed resolution in favour of or necessary to complete the Acquisition Proposal.

Termination

The Arrangement Agreement may be terminated at any time whether before or after the holding of the SilverCrest Meeting but not later than the Effective Date:

(a)           by the mutual agreement of SilverCrest and First Majestic;

(b)	by either First Majestic or SilverCrest if (i) the SilverCrest Meeting is held and the Arrangement Resolution is not approved in accordance with applicable laws and the Interim Order, (ii) the First Majestic Meeting is held and the First Majestic Resolution is not approved in accordance with applicable laws, (iii) the transactions contemplated under the Arrangement are illegal or otherwise prohibited with respect to any law or are contrary to any injunction order, decree or ruling of a governmental entity that is final and non-appealable, (iv) subject to compliance with the notice and cure provisions of the Arrangement Agreement (A) the other party is in default of a covenant or obligation such that the conditions related to same would be incapable of satisfaction; or (B) any representation or warranty of the other party under the Arrangement Agreement is untrue or incorrect and will have become untrue or incorrect such that the condition requiring the accuracy of the other party's representations and warranties would be incapable of satisfaction, provided that the party seeking to terminate the Arrangement Agreement is not then in breach of the Arrangement Agreement so as to cause any condition in favour of both parties or in favour of the other party not to be satisfied, or (v) the Effective Time does not occur on or before the Outside Date, provided that a party may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under the Arrangement Agreement;

(c)	by First Majestic if (i) through no fault of First Majestic, the Arrangement has not been submitted for the approval of the SilverCrest Shareholders on or before October 2, 2015 in the manner provided for under the terms of the Arrangement Agreement and in the Interim Order, (ii) the SilverCrest Board effects a Change of Recommendation, (iii) SilverCrest breaches any of its covenants regarding non-solicitation or Superior Proposals in the Arrangement Agreement, or (iv) a Material Adverse Effect has occurred with respect to SilverCrest; or

(d)	by SilverCrest (i) in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with the terms of the Arrangement Agreement and the payment of the Termination Payment, or (ii) if a Material Adverse Effect has occurred with respect to First Majestic.

Termination Payment

SilverCrest is required to pay to First Majestic by wire transfer the Termination Payment in the following circumstances:

(a)	SilverCrest terminates the Arrangement Agreement in order to enter into a definitive written agreement with respect to a Superior Proposal;

(b)	First Majestic terminates the Arrangement Agreement because the SilverCrest Board has effected a Change of Recommendation;

(c)	(i) either SilverCrest or First Majestic terminates the Arrangement Agreement because the SilverCrest Meeting is held and the Arrangement Resolution is not approved in accordance with applicable laws and the Interim Order, or the Effective Time does not occur on or before the Outside Date, or (ii) First Majestic terminates the Arrangement Agreement because through no fault of First Majestic, the Arrangement has not been submitted for the approval of the SilverCrest Shareholders on or before October 2, 2015 in the manner provided for under the terms of the Arrangement Agreement and in the Interim Order, or SilverCrest breaches any of its covenants regarding non-solicitation or Superior Proposals in the Arrangement Agreement, in either case where (A) an Acquisition Proposal is publicly announced or made to the SilverCrest Shareholders and is not publicly withdrawn prior to the earlier of the date of the SilverCrest Meeting and the date of such termination; and (B) an Acquisition Proposal is consummated within 12 months of such termination.

In the case of a termination specified in paragraph (a) above, the Termination Payment is payable prior to or concurrent with the termination of the Arrangement Agreement. In the case of a termination specified in paragraph (b) above, the Termination Payment is payable within three business days after written notice of termination by First Majestic. In the case of a termination specified in paragraph (c) above, the Termination Payment is payable prior to or concurrent with the consummation of an Acquisition Proposal.

If (i) First Majestic terminates the Arrangement Agreement because (A) any representation or warranty of SilverCrest is untrue or incorrect or (B) through no fault of First Majestic, the Arrangement has not been submitted for the approval of the SilverCrest Shareholders on or before October 2, 2015 in the manner provided for under the terms of the Arrangement Agreement and in the Interim Order, provided that First Majestic is not in default of a covenant or obligation in the Arrangement Agreement so as to cause any condition in favour of both parties or in favour of SilverCrest not to be satisfied, or (ii) either SilverCrest or First Majestic terminates the Arrangement Agreement because the SilverCrest Meeting is held and the Arrangement Resolution is not approved in accordance with applicable laws and the Interim Order, then SilverCrest is required to pay to First Majestic an expense reimbursement fee of US$1,000,000 within five business days after written notice of termination by First Majestic.

If (i) SilverCrest terminates the Arrangement Agreement because any representation or warranty of First Majestic is untrue or incorrect provided that SilverCrest is not in default of a covenant or obligation in the Arrangement Agreement so as to cause any condition in favour of both parties or in favour of First Majestic not to be satisfied, or (ii) either SilverCrest or First Majestic terminate the Arrangement Agreement because the First Majestic Meeting is held and the First Majestic Resolution is not approved by the First Majestic Shareholders in accordance with applicable laws, then First Majestic is required to pay to SilverCrest an expense reimbursement fee of US$1,000,000 within five business days after written notice of termination by SilverCrest.

Each of SilverCrest and First Majestic have agreed that the Termination Payment or the expense reimbursement fee, as applicable, is the sole monetary remedy as a result of the occurrence of the events described above (and as more fully set out in the Arrangement Agreement). Subject to this limitation neither party is precluded from seeking damages in respect of losses incurred or suffered by such party as a result of any breach of the Arrangement Agreement by the other party, seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Arrangement Agreement or the Confidentiality Agreement or otherwise, or seeking specific performance of any of such covenants or agreements, without the necessity of posting bond or security in connection therewith.

Certain Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a SilverCrest Shareholder who, for purposes of the Tax Act, holds SilverCrest Shares, and will hold First Majestic Shares and New SilverCrest Shares acquired pursuant to the Arrangement, as capital property, deals at arm’s length with each of SilverCrest, First Majestic and New SilverCrest and is not affiliated with SilverCrest, First Majestic or New SilverCrest and who disposes of SilverCrest Shares pursuant to the Arrangement. SilverCrest Shares, First Majestic Shares and New SilverCrest Shares generally will be considered capital property to a SilverCrest Shareholder for purposes of the Tax Act unless the SilverCrest Shareholder holds such shares in the course of carrying on a business of buying and selling securities or the SilverCrest Shareholder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Tax Regulations”) in force on the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). The summary takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there is no certainty that the Tax Proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from Canadian federal income tax legislation or considerations.

This summary does not apply to a SilverCrest Shareholder (i) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, (iii) an interest in which would be, or whose SilverCrest Shares are, a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act, or (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency. This summary also does not apply to a SilverCrest Shareholder who has entered into or will enter into a “derivative forward agreement” (as defined in the Tax Act) with respect to SilverCrest Shares, New SilverCrest Shares or the First Majestic Shares.

In addition, this summary does not address the tax considerations relevant to SilverCrest Shareholders who acquired their SilverCrest Shares on the exercise of a SilverCrest Option. Such SilverCrest Shareholders should consult their own tax advisors. This summary also does not apply to a SilverCrest Optionholder.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular SilverCrest Shareholder. Accordingly, SilverCrest Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Shareholders Resident in Canada

The following portion of this summary is applicable to a SilverCrest Shareholder who, at all relevant times, is resident, or deemed to be resident, in Canada for the purposes of the Tax Act (a “Resident Shareholder”). In circumstances where SilverCrest Shares, First Majestic Shares and New SilverCrest Shares may not otherwise constitute capital property to a particular Resident Shareholder, such holder may be entitled to elect that such shares be deemed to be capital property by making an irrevocable election under subsection 39(4) of the Tax Act to deem every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in each subsequent taxation year to be capital property. Resident Shareholders contemplating such an election should first consult their own tax advisors. Where a Resident Shareholder makes an election with First Majestic under section 85 of the Tax Act, as described below, the First Majestic Shares received will not be “Canadian securities” to such holder and will not be deemed to be capital property under subsection 39(4) of the Tax Act.

Distribution of New SilverCrest Shares

SilverCrest will distribute the New SilverCrest Shares held by it on the Effective Date to SilverCrest Shareholders as part of the Arrangement (the “Distribution”). The fair market value of the New SilverCrest Shares distributed on the Distribution up to the paid-up capital (as defined in the Tax Act) of the SilverCrest Shares outstanding on the Effective Date should be treated as a return of paid-up capital to Resident Shareholders. To the extent that the fair market value of New SilverCrest Shares received by a Resident Shareholder exceeds the paid-up capital of such SilverCrest Shares, the excess amount will be treated as a taxable dividend received by the Resident Shareholder from a taxable Canadian corporation. SilverCrest expects, without giving assurances, that the fair market value of the New SilverCrest Shares distributed will not exceed the paid-up capital of the SilverCrest Shares.

A Resident Shareholder who receives New SilverCrest Shares on the Distribution as a return of paid-up capital on SilverCrest Shares held by it should not be subject to tax on the receipt, however, such a holder will be required to reduce the adjusted cost base of the SilverCrest Shares by the difference, if any, between the fair market value of the New SilverCrest Shares received and the amount of any taxable dividend resulting from the receipt of the New SilverCrest Shares. If, as a result of such reduction, a Resident Shareholder’s adjusted cost base of SilverCrest Shares held by it becomes negative (i.e. the amount of the reduction exceeds the adjusted cost base), such negative amount will be deemed to be a capital gain realized by the holder in the taxation year that includes the Distribution. See “Taxation of Capital Gains and Losses”.

A Resident Shareholder who is an individual and who is deemed to have received a dividend as a result of the receipt of New SilverCrest Shares on the Distribution will be required to include the amount of the dividend in income in accordance with the gross-up and dividend tax credit provisions of the Tax Act, including the enhanced gross-up and dividend tax credit rules applicable to dividends designated by SilverCrest as “eligible dividends”, as defined in the Tax Act. Where the Resident Shareholder is a corporation the amount of such deemed dividend will generally be required to be included in the income of such holder but such amount will generally be deductible in computing the taxable income of such holder. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian resident corporation as proceeds of disposition or a capital gain. Corporate Resident Shareholders that receive a dividend from SilverCrest should consult their own tax advisors with respect to the potential application of subsection 55(2) of the Tax Act to such dividend.

Private corporations and certain other corporations controlled by or for the benefit of an individual or a related group of individuals generally will be liable for a refundable tax under Part IV of the Tax Act in an amount equal to 33 1⁄3% of all taxable dividends received by each such corporation to the extent that the amount of such dividends is deductible, by virtue of specific provisions of the Tax Act, in computing the taxable income of each such corporation.

The cost of the New SilverCrest Shares acquired by a Resident Shareholder under the Arrangement should be equal to the fair market value of such shares at the time of the Distribution.

Exchange of SilverCrest Shares for First Majestic Shares and Cash — No Section 85 Election

As part of the Arrangement, each SilverCrest Share will be exchanged for 0.2769 of a First Majestic Share and C$0.0001 of cash. A Resident Shareholder whose SilverCrest Shares are exchanged for First Majestic Shares and cash pursuant to the Arrangement, and who does not make a valid Tax Election jointly with First Majestic with respect to the exchange, will be considered to have disposed of the SilverCrest Shares for proceeds of disposition equal to the aggregate fair market value, as at the time of the exchange, of the First Majestic Shares and cash so acquired by the Resident Shareholder. As a result, the Resident Shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Shareholder’s SilverCrest Shares immediately before the exchange. See “Taxation of Capital Gains and Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The aggregate cost to the Resident Shareholder of the First Majestic Shares acquired on the exchange will equal the fair market value of such First Majestic Shares as at the time of the exchange. If the Resident Shareholder separately owns other First Majestic Shares as capital property at that time, for the purposes of determining the adjusted cost base of all First Majestic Shares owned by the Resident Shareholder as capital property immediately after the exchange the cost of such First Majestic Shares will be determined by averaging the cost of the First Majestic Shares acquired on the exchange with the adjusted cost base of those other First Majestic Shares.

Exchange of SilverCrest Shares for First Majestic Shares and Cash — Section 85 Election

The following applies to a Resident Shareholder who is an Eligible Holder. An Eligible Holder may obtain a full or partial tax deferral in respect of the disposition of SilverCrest Shares by filing with the CRA (and, where applicable, with a provincial tax authority) an election (the “Tax Election”) under subsection 85(1) of the Tax Act or, in the case of a partnership, under subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) provided all members of the partnership jointly elect, made jointly by the Eligible Holder and First Majestic. The amount specified in the Tax Election as the proceeds of disposition of the Eligible Holder’s SilverCrest Shares must be an amount (the “Elected Amount”) which is not less than the greater of:

(a)	the lesser of the adjusted cost base to the Eligible Holder of such SilverCrest Shares and the fair market value of such SilverCrest Shares at the time of disposition; or

(b)	the fair market value of any cash received as a result of such disposition.

The Elected Amount may not be greater than the fair market value of such SilverCrest Shares at the time of the disposition. An Elected Amount which does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance.

Where a valid Tax Election is filed:

(a)	SilverCrest Shares that are the subject of the Tax Election will be deemed to be disposed of for proceeds of disposition equal to the Elected Amount. Subject to the limitations set out in subsection 85(1) or 85(2) of the Tax Act regarding the Elected Amount, if the Elected Amount is equal to the aggregate of the adjusted cost base of such SilverCrest Shares immediately before the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder. Subject to such limitations, to the extent that the Elected Amount in respect of such SilverCrest Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such holder will realize a capital gain (or a capital loss). See “Taxation of Capital Gains and Losses”.

(b)	The aggregate cost to the Eligible Holder of the First Majestic Shares received will be equal to the amount, if any, by which the Elected Amount exceeds the aggregate fair market value of cash received from First Majestic as a result of the disposition. If the Eligible Holder separately owns other First Majestic Shares as capital property at that time, for the purposes of determining the adjusted cost base of such First Majestic Shares received, the cost of such First Majestic Shares will be determined by averaging the adjusted cost base of such First Majestic Shares with the adjusted cost base of the other First Majestic Shares held by the Eligible Holder at that time as capital property.

First Majestic has agreed to make a Tax Election pursuant to subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

A tax instruction letter providing certain instructions on how to complete the Tax Election forms may be obtained from the Depositary by checking Box G on the Letter of Transmittal and submitting the Letter of Transmittal to the Depositary within 90 days of the Effective Date in accordance with the procedures set out under “The Arrangement – Letter of Transmittal”. A tax instruction letter may also be obtained on First Majestic’s website at www.firstmajestic.com on or around the Effective Date.

In order to make an election, an Eligible Holder must provide the completed Tax Election form to First Majestic in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date. Subject to the form complying with the provisions of the Tax Act (and any applicable provincial income tax law), the form will be signed by First Majestic and returned to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Each Eligible Holder is solely responsible for ensuring the Tax Election form is completed correctly and filed with the CRA (and any applicable provincial income tax authorities) by the required deadline.

First Majestic will make a Tax Election only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Neither First Majestic nor SilverCrest will be responsible for the proper completion or filing of any Tax Election form and the Eligible Holder will be solely responsible for the payment of any late filing penalty. First Majestic agrees only to execute any Tax Election form received by First Majestic within 90 days of the Effective Date and which complies with the provisions of the Tax Act (and any applicable provincial tax law) and to return such Tax Election form to the Eligible Holder for filing with the CRA (and any applicable provincial tax authority). At its sole discretion, First Majestic may accept and execute a Tax Election form that is not received within the 90 day period; however, no assurances can be given that First Majestic will do so. Accordingly, all Eligible Holders who wish to make a Tax Election with First Majestic should give their immediate attention to this matter. With the exception of execution of the Tax Election form by First Majestic, compliance with the requirements for a valid Tax Election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither First Majestic, SilverCrest nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure to properly complete any Tax Election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA (and where applicable the provincial tax authorities) to accept a Tax Election without a late filing penalty being paid by an Eligible Holder, the Tax Election form must be received by such tax authorities on or before the day that is the earliest of the days on or before which either First Majestic or the Eligible Holder is required to file an income tax return for the taxation year in which the disposition occurs. First Majestic’s 2015 taxation year is scheduled to end on December 31, 2015, although First Majestic’s taxation year could end earlier as a result of an event such as an amalgamation, and its tax return is required to be filed within six months from the end of the taxation year. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, the completed Tax Election form must be received by First Majestic in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Effective Date.

Any Eligible Holder who does not ensure that a Tax Election form has been received by First Majestic in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date will not be able to benefit from the tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holder who wish to enter into a Tax Election with First Majestic should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the Tax Election. Eligible Holders wishing to make the Tax Election should consult their own tax advisors. An Eligible Holder who does not make a valid election under section 85 of the Tax Act (or the corresponding provisions of any applicable provisional tax legislation) may realize a taxable capital gain. The comments herein with respect to the Tax Election are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Dividends on First Majestic Shares and New SilverCrest Shares

A Resident Shareholder who is an individual will be required to include in income any dividends received or deemed to be received on the Resident Shareholder’s First Majestic Shares or New SilverCrest Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by First Majestic or New SilverCrest, as the case may be, as “eligible dividends”, as defined in the Tax Act.

A Resident Shareholder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Shareholder’s First Majestic Shares or New SilverCrest Shares, as the case may be, but generally will be entitled to deduct an equivalent amount in computing its taxable income. In certain circumstances subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Shareholder that is a corporation as proceeds of a disposition or a capital gain. Resident Shareholders that are corporations should consult their own tax advisors in this regard.

A “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1⁄3% on any dividend that it receives or is deemed to receive on First Majestic Shares or New SilverCrest Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Taxable dividends received by an individual or trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Disposition of First Majestic Shares and New SilverCrest Shares

A Resident Shareholder that disposes or is deemed to dispose of a First Majestic Share or a New SilverCrest Share in a taxation year generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the First Majestic Share or New SilverCrest Share, as the case may be, exceed (or are less than) the aggregate of the Resident Shareholder’s adjusted cost base of such First Majestic Share or New SilverCrest Share, determined immediately before the disposition and any reasonable costs of disposition. See “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Shareholder must deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years to the extent and under the circumstances specified in the Tax Act.

Where a Resident Shareholder is a corporation, the amount of any capital loss arising on a disposition or deemed disposition of any SilverCrest Share, First Majestic Share or New SilverCrest Share, as the case may be, may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns SilverCrest Shares, First Majestic Shares or New SilverCrest Shares, as the case may be, or where a trust or partnership of which a corporation is a beneficiary or is a member of a partnership or a beneficiary of a trust that owns any such shares.

A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional 6 2⁄3% refundable tax on certain investment income, which includes taxable capital gains.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Dissenting Shareholders

A Resident Shareholder who is a Dissenting Shareholder (a “Dissenting Resident Shareholder”) who, consequent upon the exercise of Dissent Rights, disposes of SilverCrest Shares in consideration for a cash payment from First Majestic will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident Shareholder’s SilverCrest Shares. See “Taxation of Capital Gains and Losses”. Interest awarded by a court to a Dissenting Resident Shareholder will be included in the holder’s income for purposes of the Tax Act.

Non-Residents of Canada

This part of the summary is applicable to a SilverCrest Shareholder, who, for purposes of the Tax Act and any applicable income tax treaty, has not been and will not be resident or deemed to be resident in Canada at any time while it has held or will hold SilverCrest Shares, First Majestic Shares or New SilverCrest Shares and who does not use or hold, will not use or hold and is not and will not be, deemed to use or hold such SilverCrest Shares, First Majestic Shares or New SilverCrest Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Distribution

The fair market value of the New SilverCrest Shares distributed on the Distribution up to the paid-up capital of the SilverCrest Shares outstanding on the Effective Date should be treated as a return of paid-up capital to Non-Resident Shareholders. To the extent that the fair market value of the New SilverCrest Shares received by a Non-Resident Shareholder exceeds the paid-up capital of such SilverCrest Shares, the excess amount will be deemed to be a taxable dividend received by the holder from a taxable Canadian corporation. SilverCrest expects, without giving assurances, that the fair market value of the New SilverCrest Shares distributed will not exceed the paid-up capital of the SilverCrest Shares.

A Non-Resident Shareholder who receives New SilverCrest Shares on the Distribution as a return of paid-up capital on SilverCrest Shares held by it will not be subject to Canadian tax on the receipt; however, such a holder will be required to reduce the adjusted cost base of the SilverCrest Shares by the difference, if any, between the fair market value of the New SilverCrest Shares received and the amount deemed to be a dividend. If, as a result of such reduction, a Non-Resident Shareholder’s adjusted cost base of SilverCrest Shares held by it becomes negative (i.e. the amount of the reduction exceeds the adjusted cost base), such negative amount will be deemed to be a capital gain realized by the holder in the taxation year that includes the Distribution. See “Exchange of SilverCrest Shares for First Majestic Shares and Cash and Disposition of Shares”.

To the extent that the Non-Resident Shareholder is considered to receive a taxable dividend as a consequence of the Distribution, such dividend will be subject to Canadian withholding tax of 25% of the gross amount of the dividend, as reduced by any applicable income tax treaty. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-US Tax Convention (1980) and who is entitled to the benefits of that treaty, the rate of withholding will generally be reduced to 15%.

The cost of the New SilverCrest Shares acquired by a Non-Resident Shareholder under the Arrangement should be equal to the fair market value of such shares at the time of the Distribution.

Exchange of SilverCrest Shares for First Majestic Shares and Cash and Disposition of Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act on the exchange of SilverCrest Shares for First Majestic Shares and cash, or on the disposition of First Majestic Shares or New SilverCrest Shares, unless the SilverCrest Shares, First Majestic Shares or New SilverCrest Shares, as the case may be, constitute “taxable Canadian property” of the Non-Resident Shareholder for purposes of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.

Generally, the SilverCrest Shares, First Majestic Shares and New SilverCrest Shares will not constitute “taxable Canadian property” to a Non-Resident Shareholder at the time of a disposition of such shares provided that the shares (i) are listed on a “designated stock exchange” (which currently includes the TSX and the TSX-V) for purposes of the Tax Act at that time, and (ii) either (A) at no time during the 60-month period immediately preceding the disposition of the shares were 25% or more of the issued shares of any class or series of the capital stock of the applicable corporation owned by either the Non-Resident Shareholder, by persons with whom the Non-Resident Shareholder did not deal at arm’s length, by partnerships in which the Non-Resident Shareholder or any such non-arm’s length person holds a membership interest (either directly or through one or more partnerships) or by the Non-Resident Shareholder together with all such persons, or (B) at no time during the 60-month period did the shares of the applicable corporation derive more than 50% of their fair market value from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

In certain circumstances, a Non-Resident Shareholder’s shares may also be deemed to be taxable Canadian property for purposes of the Tax Act. Non-Resident Shareholders should consult with their own tax advisors as to whether the SilverCrest Shares, First Majestic Shares or New SilverCrest Shares constitute taxable Canadian property having regards to their particular circumstances.

Even if any of the SilverCrest Shares, First Majestic Shares or New SilverCrest Shares are taxable Canadian property to a Non-Resident Shareholder at a particular time such holder may be exempt from tax by virtue of an income tax treaty or convention to which Canada is a signatory.

In the event SilverCrest Shares, First Majestic Shares, or New SilverCrest Shares, as the case may be, are taxable Canadian property to a Non-Resident Shareholder at the time of disposition and such Non-Resident Shareholder is not exempt from tax by a tax treaty, the tax consequences described above under “Shareholders Resident in Canada — Exchange of SilverCrest Shares for First Majestic Shares and Cash — No Section 85 Election, “Shareholders Resident in Canada — Disposition of First Majestic Shares and New SilverCrest Shares” and “Shareholders Resident in Canada — Taxation of Capital Gains and Losses” will generally apply.

Dividends on First Majestic Shares and New SilverCrest Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Shareholder’s First Majestic Shares or New SilverCrest Shares will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-US Tax Convention (1980) and who is entitled to the benefits of that treaty, the rate of withholding will generally be reduced to 15%.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who exercises their Dissent Rights with respect to the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the disposition of SilverCrest Shares to First Majestic, provided that the SilverCrest Shares are not “taxable Canadian property” (as defined in the Tax Act), as discussed above under “Exchange of SilverCrest Shares for First Majestic Shares and Cash and Disposition of Shares”, to the Non-Resident Shareholder at the time of the disposition or an applicable income tax treaty or convention exempts the capital gain from tax under the Tax Act.

Interest (if any) awarded by a court to a dissenting Non-Resident Shareholder generally should not be subject to withholding tax under the Tax Act.

Eligibility for Investment

The First Majestic Shares to be issued pursuant to the Arrangement would at a particular time, be “qualified investments” under the Tax Act for a Registered Plan provided that, at that time, the First Majestic Shares are listed on a “designated stock exchange” as defined for purposes of the Tax Act (which includes the TSX) or First Majestic is a “public corporation” as defined in the Tax Act. A “Registered Plan” means trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIF”), registered disability savings plans, deferred profit sharing plans, registered education savings plans and tax-free savings accounts (“TFSAs”). Notwithstanding the foregoing, a holder of First Majestic Shares will be subject to a penalty tax if the First Majestic Shares, are held in a RRSP, RRIF, TFSA, as the case may be, and are a “prohibited investment” for such RRSP, RRIF, TFSA under the Tax Act. The First Majestic Shares will not be a prohibited investment for a RRSP, RRIF or TFSA, as the case may be, held by a particular holder or annuitant provided the holder or annuitant deals at arm’s length with First Majestic for the purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in First Majestic. First Majestic Shares will generally not be a prohibited investment if the First Majestic Shares are “excluded property” as defined in the Tax Act. Shareholders should consult their own tax advisors as to whether the First Majestic Shares will be a prohibited investment in their particular circumstances, including with respect to whether the First Majestic Shares would be “excluded property”.

The New SilverCrest Shares to be issued pursuant to the Arrangement would, at a particular time, be “qualified investments” under the Tax Act for Registered Plans, provided, at that time, such shares are listed on a designated stock exchange or New SilverCrest is a “public corporation” as defined in the Tax Act. If the New SilverCrest Shares are not listed on a designated stock exchange at the time they are issued pursuant to the Arrangement, but such shares become listed on a designated stock exchange in Canada before the due date for New SilverCrest’s first income tax return and New SilverCrest makes the appropriate election under the Tax Act in that return or New SilverCrest elects to be a “public corporation” as defined in the Tax Act, such shares will be considered qualified investments for Registered Plans from the date of issuance. Notwithstanding the foregoing, a holder of New SilverCrest Shares will be subject to a penalty tax if the New SilverCrest Shares are held in a RRSP, RRIF or TFSA, as the case may be, and are “prohibited investments” for such RRSP, RRIF or TFSA under the Tax Act. New SilverCrest Shares will not be prohibited investments for a RRSP, RRIF or TFSA, held by a particular holder or annuitant provided the holder or annuitant deals at arm’s length with New SilverCrest for the purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in New SilverCrest as the case may be. In addition, New SilverCrest Shares will generally not be prohibited investments if the New SilverCrest Shares are “excluded property” as defined in the Tax Act. Shareholders should consult their own tax advisors as to whether New SilverCrest Shares will be prohibited investments in their particular circumstances, including with respect to whether the New SilverCrest Shares, as the case may be, would be “excluded property.”

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) relating to the Arrangement and to the ownership and disposition of First Majestic Shares and New SilverCrest Shares received pursuant to the Arrangement. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (“Treasury Regulations”), judicial authorities, the Convention between the United States and Canada with respect to Taxes on Income and Captial of 1980, as amended (the “Canada-U.S. Tax Convention”), published positions of the Internal Revenue Services (the “IRS”), and other applicable authorities, all as in effect on the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.

This discussion is not binding on the IRS or any court, there can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary. Neither SilverCrest nor First Majestic has obtained, nor do either intend to obtain, a ruling from the IRS or an opinion from legal counsel or other tax advisors with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and it does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction.

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•	any conversion into SilverCrest Shares, New SilverCrest Shares or First Majestic Shares of any notes, debentures or other debt instruments;

•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire SilverCrest Shares, New SilverCrest Shares or First Majestic Shares, including the SilverCrest Options and the New SilverCrest Options; and

•	any transaction, other than the Arrangement, in which SilverCrest Shares, New SilverCrest Shares or First Majestic Shares are acquired.

This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder or Non-U.S. Holder in light of such U.S. Holder’s or Non-U.S. Holder’s circumstances. In particular, this discussion only deals with U.S. Holders or Non-U.S. Holders that hold SilverCrest Shares, New SilverCrest Shares and First Majestic Shares, as applicable, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment purposes), and does not address the special tax rules that may apply to special classes of taxpayers, such as:

•	securities broker-dealers;

•	persons that hold SilverCrest Shares, New SilverCrest Shares or First Majestic Shares as part of a hedging or integrated financial transaction or a straddle;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	persons that are owners of an interest in a partnership or other pass-through entity that is a holder of SilverCrest Shares, New SilverCrest Shares or First Majestic Shares;

•	partnerships or other pass-through entities;

•	regulated investment companies;

•	banks, thrifts, mutual funds and other financial institutions;

•	insurance companies;

•	traders that have elected a mark-to-market method of accounting;

•	tax-exempt organizations and pension funds;

•	persons that own, or have owned, directly, indirectly or by attribution, 5% or more of the total combined voting power of all issued and outstanding shares of SilverCrest or who will own immediately following the Arrangement, directly, indirectly or by attribution, 5% or more of the total combined voting power of all issued and outstanding shares of First Majestic or New SilverCrest;

•	PFICs or “controlled foreign corporations” (“CFCs”);

•	Non-U.S. Holders that are, or previously were, engaged in the conduct of a trade or business in the United States;

•	Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the Arrangement and who satisfy certain other conditions;

•	U.S. Holders liable for alternative minimum tax or the “Medicare” tax on net investment income; and

•	persons who hold SilverCrest Options or persons who received their SilverCrest Shares upon the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

It is assumed for purposes of this summary that each of SilverCrest, New SilverCrest and First Majestic is not, has not at any time been, and will not be following the consummation of the Arrangement a “controlled foreign corporation” as defined in Section 957(a) of the Code. This summary further assumes that SilverCrest has never been treated as a U.S. domestic corporation pursuant to Section 897(i) of the Code.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of SilverCrest Shares, New SilverCrest Shares or First Majestic Shares, as the case may be, who is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

A “Non-U.S. Holder” means any person who is a beneficial owner of SilverCrest Shares, New SilverCrest Shares or First Majestic Shares, as the case may be, and who is not a U.S. Holder or a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes. If a partnership holds SilverCrest Shares, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding SilverCrest Shares should consult their own tax advisers regarding the specific tax consequences of the Arrangement and of the ownership and disposition of First Majestic Shares or New SilverCrest Shares.

PFIC Assumptions Regarding SilverCrest, New SilverCrest and First Majestic

SilverCrest believes that it was not a PFIC for its tax years ending December 31, 2011, 2012, 2013 and 2014, and based on current business plans and financial expectations, SilverCrest expects that it will not be a PFIC during its current tax year which includes the Effective Date. SilverCrest believes that it was likely a PFIC in one or more years prior to 2011.

Although SilverCrest believes that it is not currently a “passive foreign investment company” as defined in Section 1297 of the Code (“PFIC”) for United States federal income tax purposes, it has not undertaken the analysis to reach a firm conclusion as to its PFIC status and it is not certain whether SilverCrest has been a PFIC in past years. The determination of whether SilverCrest is or has been a PFIC for any taxable year is made on an annual basis and is based on the types of income earned and the types and value of the corporation’s assets from time to time, all of which are subject to change. In addition, this analysis depends, in part, on the application of complex United States federal income tax rules, which are subject to differing interpretations. As a result, whether SilverCrest is, has been, or will be a PFIC for the current or any subsequent taxable year cannot be predicted with certainty and there can be no assurance that the IRS will not challenge any determination made by SilverCrest concerning their PFIC status.

First Majestic believes that it was not a PFIC in the prior taxable year and will not be a PFIC for the current taxable year.

Based on its projected income, assets and activities, SilverCrest believes that New SilverCrest is likely to be treated as a PFIC for the current taxable year and may be treated as a PFIC for future years. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of holding an interest in a PFIC.

In the event these beliefs and projections prove to be inaccurate, the following summary may not apply and material adverse United States federal income tax consequences may result to U.S. Holders as a result of the Arrangement and holding First Majestic Shares or New SilverCrest Shares. For information concerning the possible impact of PFIC status, see “Passive Foreign Investment Company Considerations” below.

Holders of SilverCrest Shares are urged to consult their own tax advisers regarding the tax consequences of the Arrangement and of the ownership and disposition of First Majestic Shares and New SilverCrest Shares received pursuant to the Arrangement in light of their particular circumstances, as well as the tax consequences under state, local, and non-U.S. tax law and the possible effect of changes in tax law.

U.S. Holders

Receipt of First Majestic Shares and Cash Pursuant to the Arrangement

Reorganization Treatment

Following the exchange of SilverCrest Shares for First Majestic Shares and cash pursuant to the Arrangement (the “Exchange”), First Majestic intends to execute additional transactions (the “Amalgamation Transactions”) which, if they occur and are considered for United States federal income tax purposes to be part of a single integrated transaction that includes the Exchange and not separate transactions, may qualify the Exchange and Amalgamation Transactions as a tax-deferred Reorganization. Assuming that the Amalgamation Transactions occur, and that the Substantially All Assets Requirement discussed below is satisfied, First Majestic expects that the Exchange will qualify as a Reorganization. However, there can be no assurance that the IRS or a U.S. court would not take a contrary view of the Exchange and the Amalgamation Transactions.

There are many requirements that must be satisfied for a transaction to qualify as a Reorganization for U.S. federal income tax purposes. Among them is the requirement that First Majestic must acquire “substantially all” of the assets of SilverCrest (the “Substantially All Assets Requirement”) in order for tax-deferred treatment to apply. In determining whether First Majestic will acquire the requisite amount of SilverCrest’s assets, certain assets will not be considered as SilverCrest assets acquired by First Majestic, including, without limitation, the New SilverCrest Shares distributed to SilverCrest Shareholders and any cash or other assets directly or indirectly paid or otherwise transferred by SilverCrest to any SilverCrest Shareholder. For ruling purposes, the IRS defines “substantially all” as at least 70% of the gross assets and at least 90% of the net assets of SilverCrest. Thus, if the fair market value of the New SilverCrest Shares distributed to SilverCrest Shareholders is significant, the Exchange may fail to qualify as a Reorganization solely by reason of a failure to satisfy the Substantially All Assets Requirement. In that case, the Exchange would constitute a fully taxable transaction for U.S. Holders of SilverCrest Shares (see “Taxable Exchange Treatment” below). If the fair market value of the SilverCrest Shares on the Effective Date approximately equals the value of the SilverCrest Shares on the date of this Circular, First Majestic and SilverCrest believe that the Substantially All Assets Requirement should be satisfied. The Exchange may fail to qualify as a Reorganization for reasons other than a failure to satisfy the Substantially All Assets Requirement.

If the Exchange, considered as part of a single integrated transaction with the Amalgamation Transactions qualifies as a Reorganization, and subject to the assumptions, limitations and qualifications referred to herein and the PFIC rules discussed below, the Exchange would result in the following United States federal income tax consequences to U.S. Holders:

•	Gain (but not loss) will be recognized in an amount equal to the lesser of (i) the excess, if any, of (A) the sum of (x) the fair market value of the First Majestic Shares and (y) the U.S. dollar amount of the cash received and fair market value of the New SilverCrest Shares received in the Exchange that are attributable to the historic assets of First Majestic (without reduction for any Canadian income tax withheld) (“New SilverCrest Share Consideration”), over (B) the tax basis of such U.S. Holder in the SilverCrest Shares exchanged pursuant to the Exchange, or (ii) the fair market value of such New SilverCrest Share Consideration plus the cash received in the Exchange (without reduction for any Canadian income tax withheld).

•	The aggregate tax basis of the First Majestic Shares that a U.S. Holder of SilverCrest Shares receives in exchange for its SilverCrest Shares will be the same as the aggregate tax basis of its SilverCrest Shares exchanged, increased by the amount of gain (if any) recognized by such U.S. Holder in the Arrangement.

•	The holding period for First Majestic Shares received in the Arrangement will include the U.S. Holder’s holding period for the SilverCrest Shares surrendered pursuant to the Arrangement.

•	The aggregate tax basis of the New SilverCrest Shares received by a U.S. Holder will be equal to the fair market value of such New SilverCrest Shares at the time of receipt.

•	The holding period of a U.S. Holder for the New SilverCrest Shares acquired by a U.S. Holder will begin on the day after the date of receipt.

•	U.S. Holders that exchange SilverCrest Shares for First Majestic Shares pursuant to the Exchange generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Exchange occurs, and to retain certain records related to the Exchange.

•	U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding First Majestic Shares after the Effective Time will be required to enter into a “gain recognition agreement” within the meaning of Section 1.367(a)-8 of the U.S. Treasury Regulations in order to benefit from Reorganization treatment. If such a U.S. Holder does not enter into a “gain recognition agreement,” the transaction will be a taxable transaction with respect to that U.S. Holder with the consequences described in “Taxable Exchange Treatment” below.

•	If a U.S. Holder acquired different blocks of SilverCrest Shares at different times or at different prices, such U.S. Holder’s tax basis and holding period in its First Majestic Shares may be determined with reference to each block of SilverCrest Shares exchanged.

The IRS could challenge a U.S. Holder’s treatment of the Exchange as a Reorganization. If this treatment were successfully challenged, then the Exchange would be treated as a fully taxable transaction, with the consequences to U.S. Holders discussed immediately below (including the recognition of any realized gain).

Taxable Exchange Treatment

Subject to the PFIC rules discussed below, if the Exchange fails to qualify as a Reorganization, the Exchange would constitute a taxable disposition of SilverCrest Shares by U.S. Holders and would result in the following United States federal income tax consequences to U.S. Holders:

•	A U.S. Holder would recognize capital gain or loss equal to the difference, if any, between (i) the sum of the fair market value of the First Majestic Shares, the New SilverCrest Share Consideration and the United States dollar value on the Effective Date of the Canadian currency received in the Exchange, and (ii) the adjusted tax basis (expressed in United States dollars) of such U.S. Holder in the SilverCrest Shares exchanged therefor;

•	The aggregate tax basis of the First Majestic Shares received by a U.S. Holder in the Exchange would be equal to the fair market value of the First Majestic Shares at the time of receipt; and

•	The holding period of the First Majestic Shares received by a U.S. Holder in the Exchange would begin on the day after receipt.

Subject to the PFIC rules discussed blow, any gain or loss recognized by a U.S. Holder in the Exchange would be long-term capital gain or loss if the U.S. Holder’s holding period for such SilverCrest Shares was more than one year at the Effective Date. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains applicable to a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

Distributions with Respect to First Majestic Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of distributions, if any, payable on First Majestic Shares generally will be treated as a foreign-source dividend income to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax rules, and generally will be “passive income” for U.S. foreign tax credit purposes. A distribution on First Majestic Shares in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such shares and, to the extent in excess of adjusted tax basis, as capital gain. See “Sale or Other Disposition of First Majestic Shares” below. However, First Majestic may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by First Majestic with respect to First Majestic Shares will constitute ordinary dividend income. Dividends received on the First Majestic Shares generally will not constitute qualified dividend income eligible for the “dividends received deduction.”

A dividend paid by First Majestic to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if First Majestic is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the U.S. Holder’s shares and other requirements are met. A corporation generally will be a QFC if the corporation is eligible for the benefits of the Canada-US Tax Convention or its shares are readily tradable on an established securities market in the U.S. However, even if First Majestic satisfies one or more of these requirements, First Majestic would not be treated as a QFC if either corporation is a PFIC for the tax year during which First Majestic pays a dividend or for the preceding tax year. (See the section below under the heading “Passive Foreign Investment Company Considerations.”) The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Canadian withholding tax on dividend distributions paid by First Majestic to a U.S. Holder generally may be reduced to 15% pursuant to the Canada-U.S. Tax Convention in the case of U.S. Holders who are eligible for benefits under the Canada-U.S. Tax Convention. A U.S. Holder generally may treat the amount of any Canadian income taxes withheld from distributions with respect to the First Majestic Shares either as a deduction from gross income or as a dollar-for-dollar credit against such holder’s U.S. federal income tax liability, subject to numerous and complex limitations and restrictions, which must be determined and applied on an individual basis by each U.S. Holder. Accordingly, U.S. Holders should consult their own tax advisers concerning the foreign tax credit rules in light of their particular circumstances.

Sale or Other Disposition of First Majestic Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, a U.S. Holder who sells or otherwise disposes of First Majestic Shares in a taxable disposition will recognize a gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Subject to the PFIC rules, any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the First Majestic Shares is more than one year at the time of the sale or other disposition. For non-corporate U.S. Holders, long-term capital gains recognized in connection with a sale or other disposition of First Majestic Shares generally will be taxed at preferential capital gain rates. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S.-source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of common shares. See “Foreign Currency Considerations” below.

Receipt of New SilverCrest Shares Pursuant to the Arrangement

Because of the form of the distribution of New SilverCrest Shares and the fact that the assets of New SilverCrest will consist, in part, of historic First Majestic assets, the treatment of the distribution of New SilverCrest Shares with regard to U.S. Holders receiving such shares is not clear. Specifically, upon the receipt of the distribution of New SilverCrest Shares, U.S. Holders receiving such shares may be treated as receiving: (a) additional consideration paid by First Majestic to U.S. Holders for their SilverCrest Shares in the Exchange to the extent that the value of the New SilverCrest Shares is attributable to the historic assets of First Majestic, with the remaining value of such New SilverCrest Shares treated as a taxable distribution under Section 302 or under Section 301 of the Code; (b) additional consideration paid by First Majestic to U.S. Holders for their SilverCrest Shares in the Exchange to the extent of the entire value of the New SilverCrest Shares; or (c) a separate taxable distribution under Section 302 or under Section 301 of the Code to the extent of the entire value of the New SilverCrest Shares (because the distribution would not qualify as a tax-free spin-off under Section 355 of the Code). Although the matter is unclear, to the extent that the value of the New SilverCrest Shares distributed to U.S. Holders is attributable to the historic assets of First Majestic, this summary assumes that such New SilverCrest Shares will be treated as additional consideration paid by First Majestic to U.S. Holders for their SilverCrest Shares in the Exchange. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of the receipt of New SilverCrest Shares in connection with the Exchange.

Tax Consequences of the Distribution of New SilverCrest Shares if the Exchange Qualifies as a Reorganization

To the extent that the distribution of New SilverCrest Shares is treated as additional consideration paid by First Majestic to U.S. Holders for their SilverCrest Shares in the Exchange, the U.S. federal income tax consequences would be as described above under the heading “Receipt of First Majestic Shares and Cash Pursuant to the Arrangement - Reorganization Treatment.”

To the extent that all or a portion of the distribution of New SilverCrest Shares is treated as a distribution under Section 302 of the Code, rather than as additional consideration paid by First Majestic to U.S. Holders for their SilverCrest Shares, a U.S. Holder of SilverCrest Shares will be treated as if it had sold or exchanged a portion of its SilverCrest Shares for the distributed New SilverCrest Shares.

To the extent that all or a portion of the distribution of New SilverCrest Shares is not treated as additional consideration paid by First Majestic to U.S. Holders for their SilverCrest Shares, but is instead treated as a taxable distribution under Section 301 of the Code, a U.S. Holder of SilverCrest Shares would be treated as receiving a distribution from SilverCrest in an amount equal to the fair market value of the New SilverCrest Shares received (without reduction for any Canadian income tax withheld). This distribution would be treated as a dividend to a U.S. Holder of SilverCrest Shares to the extent of SilverCrest’s current or accumulated “earnings and profits” (as determined under the Code). To the extent that this distribution exceeds SilverCrest’s current or accumulated “earnings and profits”, such distribution generally will be treated first as a non-taxable return of capital with respect to a SilverCrest Share to the extent of such U.S. Holder’s adjusted tax basis in each such SilverCrest Share and then as a gain from the sale or exchange of each such SilverCrest Share.

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, such gain generally would be a capital gain, which would be long-term capital gain if such SilverCrest Shares have been held for more than one year at the time of the distribution. Certain non-corporate U.S. Holders are entitled to preferential treatment for net long-term capital gains. SilverCrest has not maintained and does not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder will generally be required to include the entire amount of any such distribution in income as a dividend. Such distribution would not be eligible for the “dividends received deduction” under the Code.

A distribution to a U.S. Holder with respect to a SilverCrest Share that is treated as a dividend generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income”. Distributions treated as dividends that are received by certain non-corporate U.S. persons (including individuals) in respect of stock of a non-U.S. corporation (other than a corporation that is, in the taxable year during which the distributions are made or the preceding taxable year, a PFIC) that is a “qualified foreign corporation” generally qualify for a preferential tax rate (plus, potentially, additional tax discussed below under “Medicare Taxes”) so long as certain holding period and other requirements are met. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the U.S. Treaty meets these requirements and SilverCrest believes that it is eligible for the benefits of the U.S. Treaty.

However, SilverCrest would not be a qualified foreign corporation and the preferential tax rate would not be available if, SilverCrest is a PFIC for the current year or the preceding taxable year. See “Passive Foreign Investment Company Considerations”. If a dividend qualifies for the preferential rate, special rules apply for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

In such cases, the tax basis of a U.S. Holder in each of the New SilverCrest Shares should be equal to the fair market value of the New SilverCrest Shares on the date of receipt, and the holding period of a U.S. Holder in the New SilverCrest Shares should begin on the day after the date of receipt.

Tax Consequences of the Distribution of New SilverCrest Shares if the Exchange Fails to Qualify as a Reorganization

To the extent that all or a portion of the distribution of New SilverCrest Shares is treated as additional consideration in exchange for SilverCrest Shares or a taxable distribution under Section 302 of the Code, the tax consequences to U.S. Holders of the distribution of New SilverCrest Shares received are discussed above under the heading “Taxable Exchange Treatment.”

To the extent that all or a portion of the distribution of New SilverCrest Shares is treated as a taxable distribution under Section 301 of the Code, the tax consequences are discussed above under the heading “Tax Consequences of the Distribution of New SilverCrest Shares if the Exchange Qualifies as a Reorganization.”

In such cases, the tax basis of a U.S. Holder in each of the New SilverCrest Shares should be equal to the fair market value of the New SilverCrest Shares on the date of receipt, and the holding period of a U.S. Holder in the New SilverCrest Shares should begin on the day after the date of receipt. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of the receipt of New SilverCrest Shares in connection with the Exchange.

Distributions with respect to New SilverCrest Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, a U.S. Holder that receives a distribution of cash or other property (other than certain distributions of New SilverCrest stock or rights to acquire New SilverCrest stock) with respect to a New SilverCrest Share generally will be required to include the amount of such distribution in gross income as a dividend under the rules discussed above under “Receipt of New SilverCrest Shares Pursuant to the Arrangement”. New SilverCrest does not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may be required to include the entire amount of any such distribution in income as a dividend.

Sale, Exchange or Other Disposition of New SilverCrest Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, upon a sale, exchange or other disposition of New SilverCrest Shares, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on such sale, exchange or other disposition and such U.S. Holder’s tax basis in such New SilverCrest Shares. Such gain or loss generally will be long-term capital gain or loss if such U.S. Holder held such New SilverCrest Shares for more than one year at the time of disposition. Certain non-corporate U.S. Holders are entitled to preferential treatment for net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited.

U.S. Holders Exercising Dissent Rights Pursuant to the Arrangement

A U.S. Holder of SilverCrest Shares that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of its SilverCrest Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received by such U.S. Holder in exchange for SilverCrest Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the tax basis of such U.S. Holder in such SilverCrest Shares surrendered. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. If SilverCrest has been a PFIC at any time during which a U.S. Holder has held SilverCrest Shares, such gain, if any, will be taxable in the manner described below under “Passive Foreign Investment Company Considerations.”

Passive Foreign Investment Company Considerations

PFIC Status of SilverCrest

The tax consequences of the Arrangement to a particular U.S. Holder will depend on whether SilverCrest was a PFIC during any year in which a U.S. Holder owned SilverCrest Shares, and, if so, whether First Majestic and/or New SilverCrest is a PFIC at the time of the transaction pursuant to the Arrangement. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average quarterly value of the non-U.S. corporation’s assets produce or are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions, but passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied. In determining whether or not it is classified as a PFIC, a non-U.S. corporation must take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value. As described above, SilverCrest currently believes it is not a PFIC but may have been a PFIC in years prior to 2011, and First Majestic believes it was not a PFIC in the prior tax year and will not be a PFIC for its current taxable year.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of holding an interest in a PFIC. The determination of PFIC status, however, is complex. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.

Even if the Arrangement qualifies as a Reorganization, a U.S. Holder generally may recognize gain (but not loss) upon exchanging its SilverCrest Shares for First Majestic Shares if First Majestic is not a PFIC for its taxable year in which the Arrangement becomes effective. If SilverCrest were a PFIC during any year in which a U.S. Holder owned SilverCrest Shares, and if First Majestic were not a PFIC at the time of the Exchange, then, in general, under proposed Treasury Regulations, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the Arrangement would be increased by an interest charge to compensate for tax deferral. The amount of income tax, before the imposition of the interest charge, would be calculated as if such gain was earned ratably over the period the U.S. Holder held its SilverCrest Shares, and would be subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder, subject to certain exceptions. Similarly, if SilverCrest were a PFIC during any year in which a U.S. Holder owned SilverCrest Shares and First Majestic were a PFIC for its taxable year in which the Arrangement becomes effective, and the Arrangement does not qualify as a Reorganization, then a U.S. Holder should be subject to the rules described below discussing the PFIC status of First Majestic. However, if SilverCrest were a PFIC during any year in which a U.S. Holder owned SilverCrest Shares, and First Majestic were a PFIC for its taxable year in which the Arrangement becomes effective, and the Arrangement qualifies as a Reorganization, a U.S. Holder should be subject to the rules described above discussing the Reorganization treatment.

U.S. Holders should consult their own tax advisers regarding the consequences of the Arrangement under the PFIC rules.

PFIC Status of First Majestic

If First Majestic is a PFIC during any year in which a U.S. Holder owns First Majestic Shares, then gain on a disposition or deemed disposition by the U.S. Holder of such First Majestic Shares, and certain distributions payable on such First Majestic Shares, would be subject to tax as an “excess distribution” allocated ratably to all days in the U.S. Holder’s holding period and taxable at the highest marginal rates applicable to ordinary income for the “prior-year PFIC period” (i.e., days in the U.S. Holder’s prior taxable years during which the company was a PFIC), and would be subject to an interest charge levied as an additional tax, unless the U.S. Holder timely makes a Mark-to-Market Election or a QEF Election.

First Majestic does not believe that it was a PFIC for its previous taxable year and does not expect to be a PFIC for the current taxable year. However, the determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Consequently, no assurance can be provided that First Majestic is not, and will not be, classified as a PFIC for any taxable year during which a U.S. Holder holds First Majestic Shares. U.S. Holders should consult their own tax advisers regarding the consequences of the Arrangement and of the ownership and disposition of First Majestic Shares under the PFIC rules.

PFIC Status of New SilverCrest

Based on its projected income, assets and activities, SilverCrest believes that New SilverCrest is likely to be treated as a PFIC for the current taxable year and may be treated as a PFIC for future years. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of holding an interest in a PFIC.

The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by First Majestic, SilverCrest, or New SilverCrest (or any subsidiary of First Majestic or New SilverCrest) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of First Majestic, SilverCrest or New SilverCrest and any subsidiary of First Majestic or New SilverCrest.

Distributions

In the event that SilverCrest or New SilverCrest is treated as a PFIC with respect to a U.S. Holder, distributions by SilverCrest or New SilverCrest (as applicable) to such U.S. Holder (without reduction for any non-U.S. tax withheld from the distribution), including the distribution of New SilverCrest Shares pursuant to the Arrangement, generally will be treated as an ‘‘excess distribution’’ to the extent the distribution does not exceed its ratable portion of the ‘‘total excess distribution’’ to such U.S. Holder for such taxable year. This determination is made with respect to a U.S. Holder on a share-by-share basis, except that shares with the same holding period may be aggregated. The total excess distribution to a U.S. Holder with respect to a share for a taxable year is generally the excess of (i) all distributions to such U.S. Holder on such share during such taxable year over (ii) 125% of the average annual distributions to such U.S. Holder on such share during the preceding three taxable years (or shorter period during which such U.S. Holder held such share). The total excess distribution with respect to a share is deemed to be zero for the taxable year in which such U.S. Holder’s holding period for such share begins. The tax payable by a U.S. Holder on an excess distribution with respect to a share will be determined by allocating such excess distribution ratably to each day of such U.S. Holder’s holding period for such share. The amount of excess distribution allocated to the taxable year of such distribution will be included as ordinary income for the taxable year of such distribution. The amount of excess distribution allocated to any other period included in such U.S. Holder’s holding period cannot be offset by any net operating losses of such U.S. Holder and will be taxed at the highest marginal rates applicable to ordinary income for each such period and, in addition, an interest charge will be imposed on the amount of tax so derived for each such period. Furthermore, only the portion of any excess distribution includable in income in the taxable year of such distribution will be taken into account in determining the amount of the total excess distribution for any subsequent taxable year.

If the distribution of New SilverCrest Shares to a U.S. Holder is treated as a taxable dividend under the Tax Act and is subject to Canadian withholding tax, such U.S. Holder may be entitled to a foreign tax credit. The rules governing foreign tax credits with respect to distributions from a PFIC are very complicated, and U.S. Holders should consult their own tax advisors about these rules, including the availability of a foreign tax credit.

To the extent a distribution to a U.S. Holder is not treated as an excess distribution, such U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend pursuant to the rules discussed above under “Distributions with Respect to New SilverCrest Shares” and “Receipt of New SilverCrest Shares Pursuant to the Arrangement”.

Sale or Other Disposition of Shares

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition (including, without limitation, gain with respect to certain transfers upon death, gifts and pledges) of a SilverCrest Share or New SilverCrest Share in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in such share. Any such gain generally will be treated as an excess distribution subject to the tax consequences relating to an excess distribution described above under “Passive Foreign Investment Company Considerations - Distributions.” Any such loss generally will be treated as a capital loss. The deductibility of capital losses is subject to limitations.

Qualified Electing Fund Election

In the event that First Majestic, SilverCrest or New SilverCrest were to be treated as a PFIC, the tax consequences described above in “Passive Foreign Investment Company Considerations - Distributions” and “Passive Foreign Investment Company Considerations - Sale or Other Disposition of Shares” relating to distributions from a PFIC and gain on the disposition of shares in a PFIC generally would not apply if a QEF Election to treat First Majestic, SilverCrest or New SilverCrest, as applicable, as a “qualified electing fund” under Section 1295 of the Code (a “QEF”, and such an election, a “QEF Election”) were available and a U.S. Holder had validly made such an election as of the beginning of such U.S. Holder’s holding period for the First Majestic Shares, SilverCrest Shares or New SilverCrest Shares, as the case may be. In such event, such U.S. Holder generally would be required to include in income on a current basis such U.S. Holder’s pro rata share of First Majestic’s, SilverCrest’s or New SilverCrest’s ordinary income and net capital gains in each taxable year in which First Majestic, SilverCrest or New SilverCrest was a PFIC. A QEF Election would be available to a U.S. Holder, however, only if First Majestic, SilverCrest or New SilverCrest agrees to provide such U.S. Holder with certain information. There can be no assurance that First Majestic, SilverCrest or New SilverCrest will provide U.S. Holders with the required information and U.S. Holders should assume that a QEF Election will not be available.

Mark-To-Market Election

The tax consequences relating to excess distributions described above under “Passive Foreign Investment Company Considerations - Distributions” and “Passive Foreign Investment Company Considerations - Sale or Other Disposition of Shares” generally will not apply if a “Mark-to-Market Election” under Section 1296 of the Code (a “Mark-to-Market Election”) is available and a U.S. Holder has validly made such an election as of the beginning of such U.S. Holder’s holding period for a First Majestic Share, SilverCrest Share or New SilverCrest Share, as the case may be. If such election is made, distributions with respect to a First Majestic Share, SilverCrest Share or New SilverCrest Share and gain on the sale, exchange or other disposition of a First Majestic Share, SilverCrest Share or New SilverCrest Share will not be treated as excess distributions to such U.S. Holder. Instead, such U.S. Holder generally would be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, such First Majestic Share, SilverCrest Share or New SilverCrest Share at the end of each taxable year in which First Majestic, SilverCrest or New SilverCrest is a PFIC as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis in such First Majestic Share, SilverCrest Share or New SilverCrest Share. In addition, any gain from a sale, exchange or other disposition of a First Majestic Share, SilverCrest Share or New SilverCrest Share in a taxable year in which First Majestic, SilverCrest or New SilverCrest is a PFIC would be treated as ordinary income, and any loss from such sale, exchange or other disposition would be treated first as ordinary loss to the extent of any net mark-to-market gains previously included in income and thereafter as capital loss. A Mark-to-Market Election is available to a U.S. Holder with respect to a First Majestic Share, SilverCrest Share or New SilverCrest Share only if such share is considered to be “marketable stock”. Generally, stock is considered to be marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury Regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury Regulations. The SilverCrest Shares are listed on the TSX (symbol: SVL). The New SilverCrest Shares are not currently listed. While it is intended that an application to list the New SilverCrest Shares will be made, there can be no assurance as to if, or when, the New SilverCrest Shares will be listed or traded. Each U.S. Holder should consult its own tax advisor with respect to the availability and tax consequences of a Mark-to-Market Election with respect to a First Majestic Share, SilverCrest Share or New SilverCrest Share.

Investment by New SilverCrest in other PFICs

New SilverCrest may acquire interests in entities that are PFICs. The rules relating to an excess distribution described above under “Receipt of New SilverCrest Shares Pursuant to the Arrangement” generally will apply to direct and indirect dispositions of New SilverCrest’s interests in such other entities (including dispositions by a U.S. Holder of New SilverCrest Shares and dispositions by New SilverCrest of its interests in such entities) and distributions by such entities. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which such U.S. Holder is a direct shareholder and the PFIC in which such U.S. Holder is an indirect shareholder for the QEF rules to apply to both PFICs. A Mark-to-Market Election will not apply to PFICs in which such U.S. Holder is an indirect shareholder, as stock of such PFICs will not be “marketable stock.” U.S. Holders should consult their own tax advisors regarding the tax consequences to them of New SilverCrest’s investment in other PFICs.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of First Majestic Shares or New SilverCrest Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the SilverCrest Shares, First Majestic Shares or New SilverCrest Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Medicare Taxes

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to SilverCrest Shares, First Majestic Shares and New SilverCrest Shares and net gain from the sale, exchange or other disposition of SilverCrest Shares, First Majestic Shares and New SilverCrest Shares. Special rules apply to PFICs. Each U.S. Holder should consult its own tax advisor regarding the application of this tax.

Foreign Currency Considerations

A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars subsequent to such day will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar (subject to certain de minimis exceptions), which generally will be U.S.-source ordinary gain or loss.

Non-U.S. Holders

Exchange of SilverCrest Shares and Exercise of Dissent Rights

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the exchange of SilverCrest Shares for First Majestic Shares, cash and New SilverCrest Shares pursuant to the Arrangement or upon the receipt of cash from SilverCrest as a result of such Non-U.S. Holder’s exercise of Dissent Rights.

Ownership and Disposition of First Majestic Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions from First Majestic or upon any gain realized upon the sale or other disposition of First Majestic Shares.

Ownership and Disposition of New SilverCrest Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions from New SilverCrest or upon any gain realized upon the sale or other disposition of New SilverCrest Shares.

Information Reporting, Backup Withholding and Other Reporting Requirements

U.S. Holders of SilverCrest Shares who exercise Dissent Rights may be subject to information withholding and may be subject to backup withholding, currently at a rate up to 28%, on any cash payments received in exchange for SilverCrest Shares.

Payments of distributions on, or the proceeds from a sale or other disposition of, SilverCrest Shares, First Majestic Shares or New SilverCrest Shares, paid within the United States may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale or other disposition of, SilverCrest Shares, First Majestic Shares or New SilverCrest Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding generally will not apply, however, to a U.S. Holder who:

•	furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on IRS Form W-9 (or substitute form); or

•	is otherwise exempt from backup withholding.

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Certain U.S. Holders who are individuals must report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds certain threshold amounts, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a U.S. financial institution). Penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these additional reporting requirements on their ownership and disposition of SilverCrest Shares, First Majestic Shares or New SilverCrest Shares.

A U.S. Holder who owns SilverCrest Shares or New SilverCrest Shares during any taxable year in which SilverCrest or New SilverCrest is treated as a PFIC with respect to such U.S. Holder generally would be required to file statements with respect to such shares on IRS Form 8621 with their U.S. federal income tax returns. Failure to file such statements may result in the extension of the period of limitations on assessment and collection of U.S. federal income taxes.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

Information CONCERNING SilverCrest

Information concerning SilverCrest (which should be read to exclude the items transferred by SilverCrest to its wholly-owned subsidiary, New SilverCrest, pursuant to the Arrangement) is set out in Appendix D to this Circular.

Information CONCERNING First Majestic

Information concerning First Majestic is set out in Appendix E to this Circular.

Information Concerning First Majestic Post-Arrangement

Assuming completion of the Arrangement, as of the Effective Date, SilverCrest will be a wholly-owned subsidiary of First Majestic and all of SilverCrest’s properties and assets (except for those items transferred to New SilverCrest pursuant to the Arrangement) will be consolidated into First Majestic’s corporate structure. Information concerning First Majestic following the Arrangement is set out in Appendix F to this Circular.

Pro forma condensed consolidated financial statements of First Majestic assuming completion of the Arrangement are set out in Appendix G to this Circular.

Information Concerning New SilverCrest Post-Arrangement

Assuming completion of the Arrangement, as of the Effective Date, New SilverCrest will be a separate company owned as to approximately 90.1% by the former SilverCrest Shareholders and as to approximately 9.9% by First Majestic. Information concerning New SilverCrest following completion of the Arrangement is set out in Appendix H to this Circular.

Included as Schedule I to Appendix H to this Circular are audited financial statements of New SilverCrest for the period ended June 30, 2015, comprised of a statement of financial position as at June 30, 2015, statement of comprehensive earnings (loss), statement of cash flows and statement of changes in shareholder’s equity for the period from incorporation on June 23, 2015 to June 30, 2015, and notes to such statements and the auditors’ report thereon.

Included as Schedule II to Appendix H to this Circular are (i) the audited carve out consolidated financial statements of New SilverCrest’s exploration properties business for the years ended December 31, 2014 and 2013, and (ii) the unaudited condensed consolidated interim financial statements of such exploration properties business for the six month period ended June 30, 2015, comprised of consolidated statements of financial position, consolidated statements of operations and comprehensive loss, statements of cash flows and statements of changes in equity in net assets, and notes to such statements and the auditors’ report thereon.

Included as Schedule III to Appendix H to this Circular are the unaudited pro-forma condensed consolidated financial statements of New SilverCrest after giving effect to the Arrangement and the acquisition by New SilverCrest of the SilverCrest Transferred Assets for the six month period ended June 30, 2015, comprised of a pro-forma consolidated statement of financial position as at June 30, 2015, pro-forma condensed consolidated statements of comprehensive loss for the six month period ended June 30, 2015 and the year ended December 31, 2014 and notes to such statements.

Risk Factors

In addition to the risk factors described in the SilverCrest AIF and the First Majestic AIF under the heading “Risk Factors” which are specifically incorporated by reference into this Circular and the risk factors described in “Appendix H – Information Concerning New SilverCrest Post-Arrangement – Risk Factors”, the following are additional and supplemental risk factors which First Majestic Shareholders should carefully consider before making a decision regarding approving the First Majestic Resolution and which SilverCrest Shareholders should carefully consider before making a decision regarding approving the Arrangement Resolution. Additional risks and uncertainties, including those currently unknown or considered immaterial by First Majestic, SilverCrest and New SilverCrest, may also adversely affect the SilverCrest Shares, the First Majestic Shares, the New SilverCrest Shares and/or the businesses of First Majestic and New SilverCrest following the Arrangement. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

Risk Factors Relating to the Arrangement

There can be no certainty that the Arrangement will be completed

Completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of both First Majestic and SilverCrest, including, without limitation, the requisite approvals of the First Majestic Shareholders and the SilverCrest Shareholders and the receipt of the Final Order and receipt of the Mexican Antitrust Clearance. There can be no certainty, nor can First Majestic or SilverCrest provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

Each of First Majestic and SilverCrest has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either party provide any assurance, that the Arrangement Agreement will not be terminated by the other party before completion of the Arrangement.

If the Arrangement is not completed for any reason, the market price of the First Majestic Shares and the SilverCrest Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed, and their respective businesses may suffer. In addition, First Majestic and SilverCrest will each remain liable for significant consulting, accounting and legal costs relating to the Arrangement and will not realize anticipated synergies, growth opportunities and other benefits of the Arrangement in the event that the Arrangement is not completed. If the Arrangement is not completed and the SilverCrest Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement. If the Arrangement is delayed, the achievement of synergies and the realization of growth opportunities could be delayed and may not be available to the same extent.

The Termination Payment provided under the Arrangement Agreement may discourage other parties from attempting to acquire SilverCrest and could have an adverse effect on its financial condition

Under the Arrangement Agreement, SilverCrest would be required to pay a termination payment of C$8,000,000 in the event the Arrangement Agreement is terminated in certain circumstances. This Termination Payment may discourage other parties from attempting to acquire SilverCrest or otherwise make an Acquisition Proposal to SilverCrest, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. Payment of this amount could also have an adverse effect on SilverCrest’s financial condition following any such termination of the Arrangement Agreement.

SilverCrest directors and executive officers may have interests in the Arrangement that are different from those of the SilverCrest Shareholders

In considering the recommendation of the SilverCrest Board to vote for the Arrangement Resolution, SilverCrest Shareholders should be aware that certain SilverCrest executive officers have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of SilverCrest Shareholders generally. See “The Arrangement – Interests of Certain Persons in the Arrangement”.

There is a risk that the Exchange will be a fully taxable transaction for U.S. federal income tax purposes

First Majestic and SilverCrest intend that the Exchange qualify as part of a partially tax-deferred Reorganization under Section 368(a) of the Code if the Substantially All Assets Requirement is satisfied and the Amalgamation Transactions occur as intended by First Majestic. However, there is a risk that the Arrangement could fail to so qualify and could be a fully taxable transaction. Even if the Arrangement does qualify as a tax-deferred Reorganization, a U.S. Holder (as defined in “Certain United States Federal Income Tax Considerations” below) will be subject to U.S. tax in connection with its receipt of the cash and the New SilverCrest Share Consideration. In addition, regardless of whether the Exchange qualifies as a Reorganization, if it is determined that SilverCrest is a PFIC (or was a PFIC for any year during a U.S. Holder’s holding period in SilverCrest Shares), the transactions contemplated herein may result in the application of certain adverse tax rules in respect of the Exchange to a U.S. Holder if the U.S. Holder does not have in effect a “QEF Election” or a “Mark-to-Market Election” (each as defined under “Certain United States Federal Income Tax Considerations” below) with respect to its SilverCrest Shares. These adverse tax rules include, but are not limited to, (a) the gain resulting from the Arrangement being fully taxable at ordinary income rather than capital gain rates and (b) an interest charge being imposed on the amount of the gain treated as being deferred under the PFIC rules. U.S. Holders should consult their own tax advisors regarding all aspects of the Reorganization and PFIC rules. For a more detailed discussion of the U.S. federal income tax consequences of the Exchange, including the consequences under the PFIC rules, see “Certain United States Federal Income Tax Considerations”.

It is expected that New SilverCrest will be a PFIC for the current taxable year and may be a PFIC in subsequent years, which could have adverse U.S. federal income tax consequences for U.S. Holders

Based on current business plans and financial expectations, SilverCrest expects that New SilverCrest will be a PFIC for the current tax year and may be a PFIC in subsequent years, which could have adverse U.S. federal income tax consequences for U.S. Holders. If New SilverCrest is a PFIC for any year during a U.S. Holder’s (as defined under “Certain United States Federal Income Tax Considerations”) holding period, then that U.S. Holder generally will be subject to a special adverse tax regime with respect to so-called “excess distributions” received on New SilverCrest Shares. Gain realized upon a disposition of New SilverCrest Shares (including upon certain dispositions that would otherwise be tax-deferred) also will be treated as excess distributions. Further, distributions from a PFIC will not qualify for preferential tax rates as “qualified dividends.” For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement, including the consequences under the PFIC rules, see “Certain United States Federal Income Tax Considerations”.

A U.S. Holder of PFIC shares may make a “QEF Election” or a “Mark-to-Market Election” (each as defined under “Certain United States Federal Income Tax Considerations” below) with respect to such shares to mitigate the adverse tax rules that apply to PFICs. These elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. A U.S. Holder who makes a QEF Election generally must report on a current basis its pro rata share of net capital gain and ordinary earnings for any year in which New SilverCrest is a PFIC, whether or not New SilverCrest distributes any amounts to its shareholders. A U.S. Holder may make a QEF election only if the U.S. Holder receives certain information (known as a “PFIC annual information statement”) from New SilverCrest annually. There can be no assurance that New SilverCrest, if it were classified as a PFIC, will supply the information and statements necessary for the U.S. Holder to make and maintain a valid QEF Election. A U.S. Holder who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of New SilverCrest Shares over the U.S. Holder’s basis therein.

Risk Factors Relating to First Majestic Post-Arrangement

The value of the First Majestic Shares that SilverCrest Shareholders receive under the Arrangement, or of the First Majestic Shares that existing First Majestic Shareholders retain following the Arrangement, may be less than the value of the SilverCrest Shares or First Majestic Shares, as applicable, as of the date of the Arrangement Agreement or the dates of the First Majestic Meeting and the SilverCrest Meeting

The consideration payable to SilverCrest Shareholders pursuant to the Arrangement is based on a fixed exchange ratio and there will be no adjustment for changes in the market price of First Majestic Shares or SilverCrest Shares prior to the consummation of the Arrangement. None of the parties are permitted to terminate the Arrangement Agreement and abandon the Arrangement solely because of changes in the market price of the First Majestic Shares or SilverCrest Shares.

There may be a significant amount of time between the date when First Majestic Shareholders and SilverCrest Shareholders vote at their respective shareholder meetings and the date on which the Arrangement is completed. As a result, the relative or absolute prices of the First Majestic Shares or the SilverCrest Shares may fluctuate significantly between the dates of the Arrangement Agreement, this Circular, the shareholder meetings and completion of the Arrangement.

These fluctuations may be caused by, among other factors, changes in the businesses, operations, results and prospects of the companies, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for First Majestic post-Arrangement operations, the effect of any conditions or restrictions imposed on or proposed with respect to First Majestic post-Arrangement by governmental entities and general market and economic conditions and the other risk factors set forth in the First Majestic AIF.

Historical market prices are not indicative of future market prices or the market value of the First Majestic Shares that SilverCrest Shareholders will receive on completion of the Arrangement. There can be no assurance that the market value of the First Majestic Shares that SilverCrest Shareholders will receive on completion of the Arrangement will equal or exceed the market value of the SilverCrest Shares held by such SilverCrest Shareholders prior to such time. In addition, there can be no assurance that the trading price of the First Majestic Shares will not decline following completion of the Arrangement.

The integration of First Majestic and SilverCrest may not occur as planned

The ability to realize the benefits of the Arrangement including, among other things, those set forth in “Appendix F – Information Relating to First Majestic Post-Arrangement” to this Circular will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the First Majestic’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating First Majestic’s and SilverCrest’s businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities following completion of the Arrangement and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the ability of First Majestic to achieve the anticipated benefits of the Arrangement.

First Majestic may not realize the benefits of its growth projects

As part of its strategy, First Majestic will continue its efforts to develop and acquire new mineral projects and will have an expanded portfolio of such projects as a result of the acquisition of SilverCrest and the Santa Elena mine. A number of risks and uncertainties are associated with the exploration, development and acquisition of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results for First Majestic’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than current estimates, the combined company’s business, results of operations, financial condition and liquidity could be adversely impacted.

Mineral reserve and mineral resource figures pertaining to First Majestic’s and SilverCrest’s properties are only estimates and are subject to revision based on developing information

Information pertaining to First Majestic’s and SilverCrest’s mineral reserves and mineral resources presented in this Circular or incorporated by reference herein are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals (principally silver), and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals (principally silver), or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

Following the Arrangement the market price of the First Majestic Shares may be volatile

The market price of the First Majestic Shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors. Following the completion of the Arrangement, a significant number of additional First Majestic Shares will be available for trading in the public market. The increase in the number of First Majestic Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, First Majestic Shares. The potential that shareholders may sell First Majestic Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such First Majestic Shares in the public market, could adversely affect the market price of the First Majestic Shares.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and may not be an indication of First Majestic’s condition or results of operations following the Arrangement

The pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only and may not be an accurate indication of First Majestic’s financial condition or results of operations following the Arrangement for several reasons. The pro forma consolidated financial statements have been derived from the historical financial statements of First Majestic and SilverCrest and certain assumptions have been made. The information upon which these assumptions have been made is historical, preliminary and subject to change. Moreover, the pro forma consolidated financial statements may not reflect all costs to be incurred by First Majestic and SilverCrest in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating First Majestic and SilverCrest is not reflected in the pro forma consolidated financial statements. In addition, the assumptions used in preparing the pro forma consolidated financial information may not prove to be accurate, and other factors may affect First Majestic’s financial condition or results of operations following the Arrangement. The market price of the First Majestic Shares may be adversely affected if its actual results after the Arrangement fall short of the pro forma consolidated financial statements contained in this Circular. See “Appendix F – Information Concerning First Majestic Post-Arrangement – Selected Unaudited Pro Forma Consolidated Financial Information” and the unaudited pro forma consolidated financial statements of First Majestic attached as Appendix G to this Circular.

First Majestic may be subject to significant capital requirements and operating risks associated with its expanded operations

First Majestic must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its continued growth and sustain capital requirements. If First Majestic does not realize satisfactory prices for its products (principally silver), it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements may result in dilution to existing First Majestic Shareholders and could adversely affect First Majestic’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements First Majestic might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on First Majestic’s results of operation, cash flow from operations and financial condition.

In addition, First Majestic’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks are described in the First Majestic AIF and include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at First Majestic’s mining or processing operations could materially adversely affect First Majestic’s business, results of operations, financial condition and liquidity.

Following completion of the Arrangement, First Majestic may issue additional equity securities

Following completion of the Arrangement, First Majestic may issue equity securities to finance its activities, including in order to finance acquisitions. If First Majestic were to issue First Majestic Shares, a holder of such shares may experience dilution in First Majestic’s earnings per share. Moreover, as First Majestic’s intention to issue additional equity securities becomes publicly known, First Majestic’s share price may be materially adversely affected.

First Majestic may become subject to legal proceedings

First Majestic may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. First Majestic cannot reasonably predict the likelihood or outcome of any actions, should they arise. If First Majestic is unable to resolve any such disputes favorably, it may have a material adverse impact on First Majestic’s financial performance, cash flows, and results of operations. First Majestic’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of First Majestic’s properties, especially where mineral reserves have been located, could result in First Majestic losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect First Majestic’s operations due to the high costs of defending against the claim. If First Majestic loses a commercially viable property, such a loss could lower its future revenues.

Rights of Dissenting SilverCrest Shareholders

The following is a summary of the provisions of the BCBCA relating to a SilverCrest Shareholder’s dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting SilverCrest Shareholder who seeks payment of the fair value of its SilverCrest Shares and is qualified in its entirety by reference to the full text of sections 237 to 247 of the BCBCA, which is attached to this Circular as Appendix M, as modified by Article 3 of the Plan of Arrangement, the Interim Order.

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting SilverCrest Shareholders should seek independent legal advice, as failure to comply strictly with the provisions of sections 237 to 247 of the BCBCA, as modified by Article 3 of the Plan of Arrangement and the Interim Order, may result in the loss of all Dissent Rights.

The Interim Order expressly provides Registered SilverCrest Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting SilverCrest Shareholder is entitled to be paid the fair value (determined as of immediately before the passing of the Arrangement Resolution) of all, but not less than all, of the holder’s SilverCrest Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

In many cases, SilverCrest Shares beneficially owned by a holder are registered either (a) in the name of an Intermediary that such SilverCrest Shareholder deals with in respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depository, such as CDS, of which the Intermediary is a participant. Accordingly, such Beneficial SilverCrest Shareholders will not be entitled to exercise his, her or its rights of dissent directly (unless the SilverCrest Shares are reregistered in such beneficial shareholder’s name).

With respect to SilverCrest Shares in connection to the Arrangement, pursuant to the Interim Order, a Registered SilverCrest Shareholder, other than an affiliate of SilverCrest, may exercise rights of dissent under Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order; provided that, notwithstanding section 242(2) of the BCBCA, the written objection to the Arrangement Resolution must be sent to SilverCrest by SilverCrest Shareholders who wish to dissent not later than 4:00 p.m. (Vancouver time) on the day that is two business days immediately preceding the SilverCrest Meeting (as may be postponed or adjourned from time to time) thereof. SilverCrest’s address for such purpose is 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4.

To exercise Dissent Rights, a SilverCrest Shareholder must dissent with respect to all SilverCrest Shares of which it is the registered and beneficial owner. A Registered SilverCrest Shareholder who wishes to dissent must deliver written Dissent Notice to SilverCrest as set forth above and such Dissent Notice must strictly comply with the requirements of section 242 of the BCBCA. Any failure by a SilverCrest Shareholder to fully comply with the provisions of the BCBCA, as modified by Article 3 of the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights. Beneficial SilverCrest Shareholders who wish to exercise Dissent Rights must cause each Registered SilverCrest Shareholder holding their SilverCrest Shares to deliver the Dissent Notice.

To exercise Dissent Rights, a Registered SilverCrest Shareholder must prepare a separate Dissent Notice for him, her or itself, if dissenting on his, her or its own behalf, and for each other Beneficial SilverCrest Shareholder who beneficially owns SilverCrest Shares registered in the SilverCrest Shareholder’s name and on whose behalf the Registered SilverCrest Shareholder is dissenting; and must dissent with respect to all of the SilverCrest Shares registered in his, her or its name or if dissenting on behalf of a Beneficial SilverCrest Shareholder, with respect to all of the SilverCrest Shares registered in his, her or its name and beneficially owned by the Beneficial SilverCrest Shareholder on whose behalf the Registered SilverCrest Shareholder is dissenting. The Dissent Notice must set out the number of SilverCrest Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such SilverCrest Shares constitute all of the SilverCrest Shares of which the SilverCrest Shareholder is the registered and beneficial owner and the SilverCrest Shareholder owns no other SilverCrest Shares beneficially, a statement to that effect; (b) if such SilverCrest Shares constitute all of the SilverCrest Shares of which the SilverCrest Shareholder is both the registered and beneficial owner, but the SilverCrest Shareholder owns additional SilverCrest Shares beneficially, a statement to that effect and the names of the registered SilverCrest Shareholders, the number of SilverCrest Shares held by each such registered SilverCrest Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other SilverCrest Shares; or (c) if the Dissent Rights are being exercised by a Registered SilverCrest Shareholder who is not the beneficial owner of such SilverCrest Shares, a statement to that effect and the name of the beneficial shareholder and a statement that the Registered SilverCrest Shareholder is dissenting with respect to all SilverCrest Shares of the beneficial shareholder registered in such registered holder’s name.

If the Arrangement Resolution is approved by SilverCrest Shareholders, and SilverCrest notifies a registered holder of Notice Shares of SilverCrest’s intention to act upon the Arrangement Resolution pursuant to section 243 of the BCBCA, in order to exercise Dissent Rights, such SilverCrest Shareholder must, within one month after SilverCrest gives such notice, send to SilverCrest a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Dissent Notice. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with section 244(1)(c) of the BCBCA if the dissent is being exercised by the SilverCrest Shareholder on behalf of a beneficial shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the SilverCrest Shareholder becomes a Dissenting SilverCrest Shareholder, and is bound to sell and SilverCrest is bound to purchase those SilverCrest Shares. Such Dissenting SilverCrest Shareholder may not vote, or exercise or assert any rights of a SilverCrest Shareholder in respect of such Notice Shares, other than the rights set forth in Division 2 of Part 8 of the BCBCA, as modified by Article 3 of the Plan of Arrangement, the Interim Order and the Final Order.

Dissenting SilverCrest Shareholders who are:

(a)	ultimately entitled to be paid fair value for their SilverCrest Shares, will be paid an amount equal to such fair value by SilverCrest, and will be deemed to have transferred such SilverCrest Shares as of the Effective Time to SilverCrest, without any further act or formality, and free and clear of all liens, claims and encumbrances; or

(b)	ultimately not entitled, for any reason, to be paid fair value for their SilverCrest Shares, will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-Dissenting SilverCrest Shareholder and will be entitled to receive only 0.2769 of a First Majestic Share and C$0.0001 in exchange for each SilverCrest Share held pursuant to the terms of the Plan of Arrangement.

If a Dissenting SilverCrest Shareholder is ultimately entitled to be paid by SilverCrest for their Dissent Shares, such Dissenting SilverCrest Shareholder may enter an agreement with SilverCrest for the fair value of such Dissent Shares. If such Dissenting SilverCrest Shareholder does not reach an agreement with SilverCrest, such Dissenting SilverCrest Shareholder, or SilverCrest, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on SilverCrest to make application to the Court. The Dissenting SilverCrest Shareholder will be entitled to receive the fair value that the SilverCrest Shares had immediately before the passing of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the vote (unless such exclusion would be inequitable).

After a determination of the fair value of the Dissent Shares, SilverCrest must then promptly pay that amount to the Dissenting SilverCrest Shareholder. In no case will First Majestic, the Depositary or any other person be required to recognize Dissenting SilverCrest Shareholders as SilverCrest Shareholders after the Effective Time, and the names of such Dissenting SilverCrest Shareholders will be deleted from the central securities register as SilverCrest Shareholders at the Effective Time.

In no circumstances will First Majestic, SilverCrest or any other person be required to recognize a person as a Dissenting SilverCrest Shareholder: (i) unless such person is the holder of the SilverCrest Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxy holder to vote such Notice Shares for the Arrangement Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Division 2 of Part 8 of the BCBCA, as modified by Article 3 of the Plan of Arrangement, the Interim Order and the Final Order and does not withdraw such Dissent Notice prior to the Effective Time.

In no circumstances will First Majestic, SilverCrest or any other person be required to recognize a Dissenting SilverCrest Shareholder as the holder of any SilverCrest Share in respect of which Dissent Rights have been validly exercised at and after the completion of the steps contemplated in the Plan of Arrangement. Holders of SilverCrest Options will not be entitled to exercise Dissent Rights in respect of SilverCrest Options. Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting SilverCrest Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Dissent Notice was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting SilverCrest Shareholder withdraws the Dissent Notice with SilverCrest’s written consent. If any of these events occur, SilverCrest must return the share certificates representing the SilverCrest Shares to the Dissenting SilverCrest Shareholder and the Dissenting SilverCrest Shareholder regains the ability to vote and exercise its rights as a SilverCrest Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A SilverCrest Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in sections 237 to 247 of the BCBCA, as modified by Article 3 of the Plan of Arrangement, the Interim Order and the Final Order, and failure to do so may result in the loss of all Dissent Rights. Persons who are beneficial SilverCrest Shareholders registered in the name of an Intermediary, or in some other name, who wish to exercise Dissent Rights should be aware that only the registered owner of such SilverCrest Shares is entitled to dissent.

There can be no assurance that the amount Dissenting SilverCrest Shareholders receive as fair value for their SilverCrest Shares will be more than or equal to the Consideration under the Arrangement.

Accordingly, each SilverCrest Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and sections 237 to 247 of the BCBCA, which are attached to this Circular as Appendices K and M, respectively, and seek his, her or its own legal advice.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Circular or the documents incorporated by reference herein, within the three years prior to the date of this Circular, no insider of SilverCrest or First Majestic, director or associate or affiliate of any insider or director of SilverCrest or First Majestic, has or had any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or could materially affect SilverCrest or First Majestic or any of their respective subsidiaries.

APPROVAL OF New SilverCrest Stock Option Plan

At the SilverCrest Meeting, SilverCrest Shareholders will be asked to consider and, if deemed advisable, approve the adoption by New SilverCrest of the New SilverCrest Option Plan which will authorize the New SilverCrest Board to grant stock options to directors, officers, employees and other eligible service providers (or corporations controlled by such persons) of New SilverCrest and its subsidiaries, subject to the rules and regulations of applicable regulatory authorities and any stock exchange upon which the New SilverCrest Shares may be listed or may trade from time to time. The New SilverCrest Option Plan will be substantially similar to the SilverCrest Stock Plan. See “Appendix H – Information Concerning New SilverCrest Post-Arrangement – Options and Other Rights to Purchase Securities of New SilverCrest – Material Terms of the New SilverCrest Option Plan” for a summary of the material terms of the New SilverCrest Option Plan. A copy of the New SilverCrest Option Plan is also available upon request to New SilverCrest (Attention: President, Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Telephone: (604) 694-1730 or Email: info@silvercrestmines.com).

If approved, the New SilverCrest Option Plan will be implemented if and when New SilverCrest lists the New SilverCrest Shares on a stock exchange. The New SilverCrest Option Plan is a rolling stock option plan that sets the number of New SilverCrest Shares issuable thereunder at a maximum of 10% of the New SilverCrest Shares issued and outstanding at the time of any grant. As of the date of the Circular, no stock options have been granted nor have any other rights or securities to purchase New SilverCrest Shares been issued. Approximately 1,593,652 New SilverCrest Options will be issued at the Effective Time pursuant to the Plan of Arrangement, in connection with the exchange of the then issued and outstanding SilverCrest Options. The New SilverCrest Options issued pursuant to the Arrangement will be governed by the New SilverCrest Option Plan. The New SilverCrest Board does not intend to grant any stock options under the New SilverCrest Option Plan until such time following the listing of the New SilverCrest Shares on a stock exchange such that a fair market value exercise price for options can be determined.

At the SilverCrest Meeting, SilverCrest Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the New SilverCrest Option Plan:

‘‘BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.	Effective on the Effective Date (as defined in the joint information circular (the “Circular”) of First Majestic Silver Corp. and SilverCrest Mines Inc. dated August 24, 2015), the stock option plan (the “New SilverCrest Option Plan”) of SilverCrest Metals Inc. (“New SilverCrest”) be and is hereby approved and adopted as the Stock Option Plan of New SilverCrest with such modifications, if any, as may be required by any stock exchange upon which the shares of New SilverCrest may be listed or may trade from time to time.

2.	Any officer or director of New SilverCrest is hereby authorized to do all such acts and execute and file all instruments and documents necessary or desirable to carry out this resolution, including making appropriate filings with regulatory authorities including any applicable stock exchange.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast on such resolution by SilverCrest Shareholders who vote in person or by proxy at the SilverCrest Meeting.

The SilverCrest Board unanimously recommends that holders of SilverCrest Shares vote FOR the approval of the New SilverCrest Option Plan. In the absence of a contrary instruction, the persons designated by management of SilverCrest in the enclosed form of proxy intend to vote FOR the approval of the resolution to approve the New SilverCrest Option Plan.

Legal Matters

Certain Canadian legal matters relating to the Arrangement will be reviewed by Koffman Kalef LLP on behalf of SilverCrest and by McCullough O’Connor Irwin LLP on behalf of First Majestic. Certain U.S. legal matters relating to the Arrangement will be reviewed by Dorsey & Whitney LLP on behalf of SilverCrest and by Alexander Holburn Beaudin + Lang LLP on behalf of First Majestic. As of the date hereof, the partners and associates of Koffman Kalef LLP as a group beneficially owned, directly or indirectly, less than one percent of the SilverCrest Shares. Bernard Poznanski, whose law corporation is a partner of Koffman Kalef LLP, is the Corporate Secretary of SilverCrest. As of the date hereof, the partners and associates of McCullough O’Connor Irwin LLP as a group beneficially owned, directly or indirectly, less than one percent of the First Majestic Shares.

INTERESTS OF EXPERTS OF FIRST MAJESTIC AND SILVERCREST

Names of Experts

Each of the authors in the following table is a “qualified person” under NI 43-101. Each qualified person has prepared or supervised the preparation of the report set opposite such qualified person’s name. Such reports contain certain scientific or technical information relating to a First Majestic Material Property or a SilverCrest Material Property, as applicable, which information is contained in or incorporated by reference in this Circular.

First Majestic Material Technical Reports

Report	Authors

Technical Report for the La Encantada Silver Mine dated January 12, 2009	Richard Addison, P.E., Leonel López, C.P.G.

Technical Report for the La Parrilla Silver Mine dated September 8, 2011	Richard Addison, P.E., Leonel López, C.P.G.

NI 43-101 Technical Report for the San Martín Silver Mine dated May 23, 2013	Leonel López, C.P.G.

NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update - La Guitarra Silver Mine, dated March 15, 2015	Ramon Mendoza Reyes, P. Eng., Maria E. Vazquez Jaimes, P. Geo., Jesus M. Velador Beltran, QP, Gregory Kenneth Kulla, P. Geo.

NI 43-101 Technical Report for the Del Toro Silver Mine dated August 20, 2012	Leonel López, C.P.G.

SilverCrest Material Technical Reports

Report	Authors

Preliminary Economic Assessment for the La Joya Property dated October 21, 2013 (amended March 4, 2014)	Sabry Abdel-Hafez, P. Eng, Mark Horan, P. Eng., James Barr, P Geo., Hassan Ghaffari, P. Eng., Ting Lu, P. Eng., Carlos Chaparro, P. Eng., Scott Martin, P. Eng., Nick Michael, MBA, Graham Wilkins, P. End.

NI 43-101 Technical Report for the La Joya Property dated March 27, 2013	James Barr, P. Geo, Ting Lu, P. Eng

Update to Santa Elena Pre-Feasibility Study dated December 31, 2014	N. Eric Fier, C.P.G., P. Eng

To the knowledge of First Majestic, none of the aforementioned qualified persons for the First Majestic Material Technical Reports received or has received a direct or indirect interest in the property of First Majestic or of any associate or affiliate of First Majestic. As of the date hereof, to First Majestic’s knowledge, the aforementioned qualified persons beneficially own, directly or indirectly, in total, less than one percent of the securities of First Majestic.

To the knowledge of SilverCrest, none of the aforementioned qualified persons for the SilverCrest Material Technical Reports received or has received a direct or indirect interest in the property of SilverCrest or of any associate or affiliate of First Majestic. As of the date hereof, to SilverCrest’s knowledge, the aforementioned qualified persons beneficially own, directly or indirectly, in total, less than one percent of the securities of SilverCrest.

In addition, the following persons and companies have prepared certain sections of this Circular and/or appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

Name of Expert	Nature of Relationship

Cormark Securities Inc. (1)	Authors responsible for the preparation of the First Majestic Fairness Opinion

National Bank Financial Inc. (2)	Authors responsible for the preparation of the SilverCrest Fairness Opinion

Deloitte LLP(3)	Auditors of First Majestic

Davidson & Company LLP(4)	Auditors of SilverCrest

_________________________

Notes:

(1)	To the knowledge of First Majestic, none of the experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding First Majestic Shares as at the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of the First Majestic or of any associate or affiliate of First Majestic.
(2)	To the knowledge of SilverCrest, none of the experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding SilverCrest Shares as at the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of the SilverCrest or of any associate or affiliate of SilverCrest.
(3)	Deloitte LLP is independent in accordance with the Rules of Professional Conduct of the Organization of Chartered Professional Accountants of British Columbia. Notes (1), (2) and (4) do not apply to Deloitte LLP.
(4)	Davidson & Company LLP is independent in accordance with the Rules of Professional Conduct of the Organization of Chartered Professional Accountants of British Columbia. Notes (1), (2) and (3) do not apply to Davidson & Company LLP.

FIRST MAJESTIC DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the First Majestic Board.

The information concerning SilverCrest and New SilverCrest contained in this Circular, including the appendices attached hereto, has been provided by SilverCrest. The First Majestic Board has relied upon this information without having made any independent inquiry as to the accuracy thereof. First Majestic assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of SilverCrest to disclose facts or events which may affect the accuracy of any such information.

DATED this 24th day of August, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Keith Neumeyer”

Keith Neumeyer

President and Chief Executive Officer

SILVERCREST DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the SilverCrest Board.

The information concerning First Majestic contained in this Circular, including the appendices attached hereto, has been provided by First Majestic. The SilverCrest Board has relied upon this information without having made any independent inquiry as to the accuracy thereof. SilverCrest assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of First Majestic to disclose facts or events which may affect the accuracy of any such information.

DATED this 24th day of August, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Graham C. Thody”

Graham C. Thody

Chair of the Board of Directors

Consent of National Bank Financial Inc.

To: The Board of Directors of SilverCrest Mines Inc.

We hereby consent (i) to the references within the joint management information circular of First Majestic Silver Corp. (“First Majestic”) and SilverCrest Mines Inc. (“SilverCrest”) dated August 25, 2015 (the “Circular”) to our fairness opinion dated July 26, 2015, which we prepared for the SilverCrest Board in connection with the Arrangement Agreement dated July 26, 2015 among First Majestic, SilverCrest and SilverCrest Metals Inc. (formerly 1040669 B.C. Ltd.), and (ii) to the inclusion of the full text of the SilverCrest Fairness Opinion as Appendix I to the Circular and (iii) to the filing of the Circular with the SilverCrest Fairness Opinion included therein with the applicable securities regulatory authorities. In providing this consent, we do not intend that any persons other than the SilverCrest Board rely upon the SilverCrest Fairness Opinion.

All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Circular.

“National Bank Financial Inc.”

NATIONAL BANK FINANCIAL INC.

August 24, 2015

Consent of CORMARK SECURITIES Inc.

To: The Board of Directors of First Majestic Silver Corp.

We hereby consent (i) to the references within the joint management information circular of First Majestic Silver Corp. (“First Majestic”) and SilverCrest Mines Inc. (“SilverCrest”) dated August 24, 2015 (the “Circular”) to our fairness opinion dated July 24, 2015, which we prepared for the First Majestic Board in connection with the Arrangement Agreement dated July 26, 2015 among First Majestic, SilverCrest and SilverCrest Metals Inc. (formerly 1040669 B.C. Ltd.), and (ii) to the inclusion of the full text of the First Majestic Fairness Opinion as Appendix J to the Circular and (iii) to the filing of the Circular with the First Majestic Fairness Opinion included therein with the applicable securities regulatory authorities. In providing this consent, we do not intend that any persons other than the First Majestic Board rely upon the First Majestic Fairness Opinion.

All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Circular.

“Cormark Securities Inc.”

CORMARK SECURITIES INC.

August 24, 2015

Appendix A

SILVERCREST MINES INC.

Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (as the Arrangement may be modified or amended), as more particularly described and set forth in the joint information circular (the “Circular”) of SilverCrest Mines Inc. (“SilverCrest”) and First Majestic Silver Corp. (“First Majestic”) dated August 24, 2015, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”), the full text of which is set out as Exhibit A to the arrangement agreement dated July 26, 2015 among SilverCrest, First Majestic, and SilverCrest Metals Inc. (formerly 1040669 B.C. Ltd.) (the “Arrangement Agreement”) and all transactions contemplated thereby, is hereby approved and adopted.

3.	The Arrangement Agreement, the actions of the directors of SilverCrest in approving the Arrangement Agreement and the actions of the directors and officers of SilverCrest in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of SilverCrest or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of SilverCrest are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

5.	Any officer or director of SilverCrest is hereby authorized and directed for and on behalf of SilverCrest to execute or cause to be executed, under the seal of SilverCrest or otherwise, and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such authorization to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

Appendix B

FIRST MAJESTIC SILVER CORP.

FIRST MAJESTIC RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	First Majestic Silver Corp. (“First Majestic”) is hereby authorized to issue, or allot and reserve for issuance, as the case may be, such number of common shares in the capital of First Majestic (the “First Majestic Shares”) as is necessary to allow First Majestic to acquire all of the issued and outstanding shares of SilverCrest Mines Inc. (“SilverCrest”) pursuant to a plan of arrangement (the “Plan of Arrangement”) in accordance with an arrangement agreement dated as of July 26, 2015 among SilverCrest, First Majestic, and SilverCrest Metals Inc. (formerly 1040669 B.C. Ltd.), as it may be amended from time to time, as more particularly described in the joint information circular of First Majestic and SilverCrest dated August 24, 2015, including, but not limited to (a) the First Majestic Shares issuable to the holders of common shares of SilverCrest, and (b) the First Majestic Shares that may be required to be issued upon the exercise of replacement options of First Majestic issued to the holders of outstanding options of SilverCrest in accordance with the Plan of Arrangement.

2.	Notwithstanding that this resolution has been passed by the shareholders of First Majestic, the directors of First Majestic are hereby authorized and empowered if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of First Majestic.

3.	Any officer or director of First Majestic is hereby authorized and directed for and on behalf of First Majestic to execute or cause to be executed, under the seal of First Majestic or otherwise, and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such authorization to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

Appendix C

PLAN OF ARRANGEMENT

C-1

Plan of Arrangement Under THE provisions of division 5 of part 9 of the
Business Corporations Act (British COlumbia)

Article 1
INTERPRETATION

1.1                        Definitions.  In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order;

(b)	“Arrangement Agreement” means the arrangement agreement dated July 26, 2015 among First Majestic, SilverCrest and SpinCo;

(c)	“Arrangement Resolution” means the special resolution approving the Arrangement, to be in substantially the form of Exhibit B to the Arrangement Agreement, to be considered, and if deemed advisable, passed with or without variation, by the SilverCrest Shareholders at the SilverCrest Meeting;

(d)	“Business Corporations Act” means the Business Corporations Act (British Columbia);

(e)	“Business Day” means any day other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada;

(f)	“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each SilverCrest Share that is issued and outstanding immediately prior to the Effective Time, consisting of such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio and $0.0001 in cash;

(g)	“Court” means the British Columbia Supreme Court;

(h)	“Depositary” means Computershare Investor Services Inc., at such offices as will be set out in the Letter of Transmittal;

(i)	“Dissent Procedures” has the meaning set out in Section 3.1;

(j)	“Dissent Rights” has the meaning set out in Section 3.1;

(k)	“Dissenting Shareholder” means a holder of SilverCrest Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(l)	“Effective Date” means the date the Arrangement completes, as determined in accordance with the Arrangement Agreement;

(m)	“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. on the Effective Date;

(n)	“Eligible Holder” means a beneficial holder of SilverCrest Shares that is: (i) a resident of Canada for the purposes of the ITA and not exempt under Part I of the ITA; or (ii) a partnership, any member of which is resident in Canada for the purposes of the ITA (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the ITA);

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(o)	“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

(p)	“First Majestic” means First Majestic Silver Corp., a company existing under the laws of British Columbia;

(q)	“First Majestic Conveyance Agreement” has the meaning set out in the Arrangement Agreement;

(r)	“First Majestic Exchange Ratio” means 0.2769;

(s)	“First Majestic Option Plan” means First Majestic’s stock option plan approved by the holders of First Majestic Shares on May 27, 2014;

(t)	“First Majestic Replacement Option” has the meaning set out in Section 2.3(j);

(u)	“First Majestic Shares” means the common shares in the authorized share structure of First Majestic;

(v)	“First Majestic Sub” means Guitarra Compañía Minera S.A. de C.V., a company existing under the laws of Mexico;

(w)	“First Majestic Transferred Property” has the meaning set out in the Arrangement Agreement;

(x)	“holder” when used with reference to any securities of SilverCrest, means the holder of such securities shown from time to time in the register maintained by or on behalf of SilverCrest in respect of such securities;

(y)	“In-the-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities issuable upon exercise of the stock option exceeds the aggregate exercise price of the stock option;

(z)	“Interim Order” means the interim order of the Court made in connection with the process for obtaining shareholder approval of the Arrangement and related matters, as such order may be amended, supplemented or varied by the Court;

(aa)	“ITA” means the Income Tax Act (Canada);

(bb)	“Letter of Transmittal” means the letter of transmittal forwarded by SilverCrest to SilverCrest Shareholders for use in connection with the Plan of Arrangement or such other equivalent form of letter of transmittal acceptable to First Majestic acting reasonably;

(cc)	“Meeting Date” means the date of the SilverCrest Meeting;

(dd)	“Nusantara Note” has the meaning set out in Section 2.3(c);

(ee)	“Parties” means First Majestic, SilverCrest and SpinCo and “Party” means any one of them;

(ff)	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

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(gg)	“Plan of Arrangement” means this plan of arrangement and any amendment or variation hereto made in accordance with Article 5 hereto or the Arrangement Agreement or upon the direction of the Court in the Final Order;

(hh)	“Section 85 Election” has the meaning set out in Section 2.4(c);

(ii)	“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of May 21, 2008 between SilverCrest and Computershare Investor Services Inc., as rights agent;

(jj)	“SilverCrest” means SilverCrest Mines Inc., a company existing under the laws of British Columbia;

(kk)	“SilverCrest Conveyance Agreement” has the meaning set out in the Arrangement Agreement;

(ll)	“SilverCrest Meeting” means the special meeting of SilverCrest Shareholders including any adjournment or adjournments thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(mm)	“SilverCrest Option” means an option to purchase SilverCrest Shares issued pursuant to the SilverCrest Option Plan;

(nn)	“SilverCrest Option Plan” means SilverCrest’s Stock Option Plan dated May 1, 2013;

(oo)	“SilverCrest Optionholder” means a holder of SilverCrest Options;

(pp)	“SilverCrest Replacement Option” has the meaning set out in Section 2.3(g);

(qq)	“SilverCrest Share” means a common share in the authorized share structure of SilverCrest;

(rr)	“SilverCrest Shareholder” means a holder of SilverCrest Shares;

(ss)	“SilverCrest Transferred Liabilities” has the meaning set out in the Arrangement Agreement;

(tt)	“SilverCrest Transferred Properties” has the meaning set out in the Arrangement Agreement;

(uu)	“SpinCo” means 1040669 B.C. Ltd.;

(vv)	“SpinCo Exchange Ratio” means 0.1667;

(ww)	“SpinCo Option” has the meaning set out in Section 2.3(g);

(xx)	“SpinCo Option Plan” means the stock option plan for the issuance of SpinCo Options in form and substance satisfactory to the Parties, acting reasonably, and in compliance with all applicable laws;

(yy)	“SpinCo Shares” means the common shares in the authorized share structure of SpinCo;

(zz)	“SpinCo Sub” means Compañía Minera La Llamarada S.A. de C.V., a company existing under the laws of Mexico; and

(aaa)	“TSX” means the Toronto Stock Exchange.

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1.2                       Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Plan of Arrangement to a “Section” followed by a number and/or a letter refer to the specified section of this Plan of Arrangement. Unless otherwise indicated, the terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Plan of Arrangement as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3                       Currency. All sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4                       Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5                       Construction. In this Plan of Arrangement unless otherwise indicated:

(a)	the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)	a reference to a statute means that statute, as amended and in effect as of the date of this Plan of Arrangement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(d)	time is of the essence.

Article 2
ARRANGEMENT

2.1                       Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2                       Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on:

(a)	SilverCrest and its applicable subsidiaries;

(b)	the SilverCrest Shareholders;

(c)	the SilverCrest Optionholders;

(d)	First Majestic and First Majestic Sub;

(e)	SpinCo and SpinCo Sub; and

(f)	the Depositary.

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2.3                       Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following sequence, in each case effective as at one minute intervals starting at the Effective Time, without any further act or formality:

(a)	the Shareholder Rights Plan shall be cancelled and shall have no further force or effect and each of the rights thereunder shall be deemed to be cancelled for no consideration;

(b)	each SilverCrest Share held by a Dissenting Shareholder in respect of which the SilverCrest Shareholder has validly exercised his, her or its Dissent Rights shall be deemed to be transferred and assigned by such Dissenting Shareholder, without any further act or formality on its part, to First Majestic (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with, and for the consideration set forth in, Section 3.1;

(c)	pursuant to and on the terms and conditions set out in the SilverCrest Conveyance Agreement, SilverCrest will subscribe for and SpinCo will issue to SilverCrest such number of fully paid and non-assessable SpinCo Shares as is equal to the total number of SilverCrest Shares issued and outstanding at the Effective Time (other than SilverCrest Shares held by Dissenting Shareholders) multiplied by the SpinCo Exchange Ratio for an aggregate purchase price of $5,291,635 and, in satisfaction of such purchase price, SilverCrest will (i) pay to SpinCo cash in the amount of $5,250,000, (ii) transfer to SpinCo all right, title and interest which it holds in and to (or, in the case of (B), at the discretion of First Majestic, arrange for a sublease of) (A) the SilverCrest name and logo, (B) the office lease of SilverCrest relating to SilverCrest’s existing offices located at Suites 501 and 503 - 570 Granville Street, Vancouver, British Columbia, and (C) all office furniture, office equipment or office supplies located at such office location and all associated computer software licenses; (iii) endorse over to SpinCo the non-interest bearing demand promissory note (the “Nusantara Note”) issued to SilverCrest by its subsidiary, Nusantara de Mexico S.A. de C.V., in the amount of $24,235, which note will be immediately assigned by SpinCo to SpinCo Sub; and (iv) assume all of the SilverCrest Transferred Liabilities (other than SilverCrest Transferred Liabilities relating solely to the SilverCrest Transferred Properties);

(d)	pursuant to and on the terms and conditions set out in the SilverCrest Conveyance Agreement, SilverCrest shall cause its subsidiaries to assign and transfer to SpinCo Sub and SpinCo shall cause SpinCo Sub to accept all right, title and interest in and to the SilverCrest Transferred Properties for an aggregate purchase price of $24,235 and, in satisfaction of such purchase price, SpinCo Sub will (i) set-off the Nusantara Note against the cash portion of such purchase price and will surrender the Nusantara Note for cancellation; and (ii) assume all of the SilverCrest Transferred Liabilities relating solely to the SilverCrest Transferred Properties;

(e)	pursuant to and on the terms and conditions set out in the First Majestic Conveyance Agreement, First Majestic will subscribe for and SpinCo will issue to First Majestic such number of fully-paid and non-assessable SpinCo Shares as is equal to the number of SpinCo Shares referred to in Section 2.3(c) multiplied by 0.1099 for an aggregate purchase price equal to the aggregate purchase price referred to in Section 2.3(c) multiplied by 0.1099, such purchase price to be satisfied in the manner set out in Section 2.3(f);

(f)	pursuant to and on the terms and conditions set out in the First Majestic Conveyance Agreement, First Majestic shall cause First Majestic Sub to assign and transfer to SpinCo Sub and SpinCo shall cause SpinCoSub to accept all right, title and interest in and to the First Majestic Transferred Property for an aggregate purchase price equal to the amount referred to in Section 2.3(e), such purchase price to be satisfied by set-off against the amount referred to in Section 2.3(e);

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(g)	each SilverCrest Option which is outstanding and has not been duly exercised prior to the Effective Time will be exchanged for an option (each, a “SilverCrest Replacement Option”) to purchase from SilverCrest a SilverCrest Share and an option (each, a “SpinCo Option”) to purchase from SpinCo such number of SpinCo Shares as is equal to the SpinCo Exchange Ratio (and when aggregated with the other similar SpinCo Options of a holder of such options resulting in a fraction of a SpinCo Share, they shall all be rounded down to the nearest whole number of SpinCo Shares). Each SilverCrest Replacement Option shall provide for an exercise price per SilverCrest Share (rounded up to the nearest whole cent) equal to the exercise price per SilverCrest Share that would otherwise be payable to acquire a SilverCrest Share pursuant to the SilverCrest Option it replaces. Each SpinCo Option shall provide for an exercise price per SpinCo Share equal to $0.06. All terms and conditions of a SilverCrest Replacement Option or a SpinCo Option, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Option for which it was exchanged and shall be governed by the terms of the SilverCrest Option Plan (in the case of SilverCrest Replacement Options) or the SpinCo Option Plan (in the case of SpinCo Options) and any document previously evidencing the SilverCrest Replacement Option shall thereafter evidence and be deemed to evidence such SilverCrest Replacement Option and SpinCo Option. It is intended that subsection 7(1.4) of the ITA apply to such exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of the SilverCrest Replacement Options and SpinCo Options issued to any particular former holder of SilverCrest Options will be increased on a pro rata basis such that the aggregate In-the-Money Amount of the SilverCrest Replacement Options and the In-the-Money Amount of the SpinCo Options held by such holder immediately after the exchange does not exceed the In-the-Money Amount of the SilverCrest Options held by such holder immediately before the exchange;

(h)	the SpinCo Shares referred to in Section 2.3(c) shall be distributed by SilverCrest to the SilverCrest Shareholders (other than SilverCrest Shareholders who have validly exercised Dissent Rights) such that each such holder will receive such number of SpinCo Shares in respect of each SilverCrest Share held as is equal to the SpinCo Exchange Ratio, such SpinCo Shares to be distributed as a return of share capital pursuant to a reorganization of SilverCrest’s business and a distribution of proceeds from a disposition of SilverCrest’s property outside the ordinary course of SilverCrest’s business, with the result that the paid up capital in respect of the SilverCrest Shares shall be reduced by an amount equal to the fair market value thereof;

(i)	each SilverCrest Share (other than any SilverCrest Share held by any Dissenting Shareholder) will, without further act or formality and by or on behalf of a holder of SilverCrest Shares, be irrevocably assigned and transferred by the holder thereof to First Majestic (free and clear of any liens, charges and encumbrances of any nature whatsoever) in exchange for such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio and $0.0001 in cash for each SilverCrest Share held;

(j)	each SilverCrest Replacement Option which is outstanding and has not been duly exercised prior to the Effective Time will be exchanged for an option (each, a “First Majestic Replacement Option”) to purchase from First Majestic such number of First Majestic Shares as is equal to the First Majestic Exchange Ratio (and when aggregated with the other similar First Majestic Replacement Options of a holder of such options resulting in a fraction of a First Majestic Share, they shall all be rounded down to the nearest whole number of First Majestic Shares). Each First Majestic Replacement Option shall provide for an exercise price per First Majestic Share (rounded up to the nearest whole cent) equal to the exercise price per SilverCrest Share that would otherwise be payable pursuant to the SilverCrest Replacement Option it replaces, divided by the First Majestic Exchange Ratio. All terms and conditions of a First Majestic Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the SilverCrest Replacement Option for which it was exchanged, and shall be governed by the terms of the First Majestic Option Plan and any document previously evidencing the SilverCrest Replacement Option shall thereafter evidence and be deemed to evidence such First Majestic Replacement Option. Notwithstanding the forgoing, the terms and conditions of the First Majestic Option Plan relating to accelerated expiry of First Majestic Options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant shall not apply to the First Majestic Replacement Options, such that there will be no accelerated expiry of First Majestic Replacement Options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant;

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(k)	with respect to each SilverCrest Share transferred and assigned in accordance with Section 2.3(b) or Section 2.3(i):

(i)	the registered holder thereof shall cease to be the registered holder of such SilverCrest Share and the name of such registered holder shall be removed from the register of SilverCrest Shareholders as of the Effective Time;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such SilverCrest Share; and

(iii)	First Majestic will be the holder of all of the outstanding SilverCrest Shares and the register of SilverCrest Shareholders shall be revised accordingly; and

(l)	the exchanges, cancellations and other steps provided for in this Section 2.3 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

2.4	Post-Effective Time Procedures.

(a)	Following receipt of the Final Order and prior to the Effective Date, First Majestic shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates representing the First Majestic Shares and SpinCo shall deliver or arrange to be delivered to the Depositary the SpinCo Shares required to be issued to the former SilverCrest Shareholders, in either case in accordance with Section 2.3 hereof, which certificates shall be held by the Depositary as agent and nominee for the former SilverCrest Shareholders for distribution to the former SilverCrest Shareholders in accordance with the provisions of Article 4 hereof.

(b)	Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal by a registered former SilverCrest Shareholder together with certificates, if any, which, immediately prior to the Effective Date, represented SilverCrest Shares and such other documents as the Depositary may require, former SilverCrest Shareholders shall be entitled to receive delivery of the certificates representing the First Majestic Shares, the SpinCo Shares and cheques representing the cash to which they are entitled pursuant to Section 2.3(i).

(c)	An Eligible Holder whose SilverCrest Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the ITA (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before the date 90 days after the Effective Date. Neither SilverCrest, First Majestic nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, First Majestic or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

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(d)	Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, First Majestic will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with First Majestic in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s SilverCrest Shares to First Majestic.

2.5                        No Fractional Cash Consideration. In any case where the aggregate cash consideration payable to a particular SilverCrest Shareholder under this Arrangement would, but for this provision, (a) be less than one cent, then the aggregate cash consideration payable to such SilverCrest Shareholder shall be rounded up to one cent; or (b) be at least one cent, but including a fraction of a cent, then the aggregate cash consideration payable to such SilverCrest Shareholder shall be rounded down to the nearest whole cent.

2.6                        No Fractional Shares. In no event shall any holder of SilverCrest Shares be entitled to a fractional First Majestic Share or a fractional SpinCo Share. Where the aggregate number of First Majestic Shares to be issued to a former SilverCrest Shareholder as consideration under this Arrangement would result in a fraction of a First Majestic Share being issuable, the number of First Majestic Shares to be received by such SilverCrest Shareholder shall be rounded down to the nearest whole First Majestic Share and no Person will be entitled to any compensation in respect of a fractional First Majestic Share. Where the aggregate number of SpinCo Shares to be issued to a former SilverCrest Shareholder as consideration under this Arrangement would result in a fraction of a SpinCo Share being issuable, the number of SpinCo Shares to be received by such SilverCrest Shareholder shall be rounded down to the nearest whole SpinCo Share and no Person will be entitled to any compensation in respect of a fractional SpinCo Share and any remaining SpinCo shares held by SilverCrest as a result will be returned by SilverCrest and will be deemed to be cancelled.

2.7                        Adjustments to Exchange Ratios. The First Majestic Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into First Majestic Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to First Majestic Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time. The SpinCo Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into SpinCo Shares), consolidation, reorganization, recapitalization or other like change with respect to SpinCo Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

Article 3
RIGHTS OF DISSENT

3.1	Rights of Dissent.

(a)	Registered holders of SilverCrest Shares may exercise rights of dissent (“Dissent Rights”) with respect to such shares pursuant to and in the manner set forth in section 237 to 247 of the Business Corporations Act and this Section 3.1 (the “Dissent Procedures”) in connection with the Arrangement; provided that, notwithstanding subsection 242(a) of the Business Corporations Act, the written objection to the Arrangement Resolution referred to in subsection 242(a) of the Business Corporations Act must be received by SilverCrest not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the Meeting Date or any date to which the SilverCrest Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(i)	are ultimately entitled to be paid fair value for their SilverCrest Shares, notwithstanding anything to the contrary contained in section 245 of the Business Corporations Act, shall be deemed to have transferred such SilverCrest Shares to First Majestic as of the Effective Time without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for the payment by First Majestic of the fair value thereof, in cash; or

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(ii)	are ultimately not entitled, for any reason, to be paid fair value for their SilverCrest Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of SilverCrest Shares and shall be entitled to receive only the consideration contemplated in Sections 2.3(h) and 2.3(i) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

but in no case shall First Majestic, SilverCrest, SpinCo or any other Person be required to recognize such Persons as holders of SilverCrest Shares after the Effective Time, and the names of such Persons shall be deleted from the registers of holders of SilverCrest Shares at the Effective Time.

(b)	In addition to any other restrictions set forth in the Business Corporations Act, none of the following shall be entitled to exercise Dissent Rights:

(i)	SilverCrest Optionholders; and

(ii)	SilverCrest Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

Article 4
DELIVERY OF CONSIDERATION

4.1	Delivery of Consideration.

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding SilverCrest Shares that were exchanged for the Consideration in accordance with Section 2.3(i) hereof together with such other documents and instruments as would have been required to effect the transfer of the SilverCrest Shares formerly represented by such certificate under the Business Corporations Act and the articles of SilverCrest and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the First Majestic Shares, a certificate representing the SpinCo Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Sections 2.3(h) and 2.3(i) hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 4.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more SilverCrest Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the First Majestic Shares, a certificate representing the SpinCo Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Sections 2.3(h) and 2.3(i) hereof.

4.2                        Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to First Majestic Shares or SpinCo Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding SilverCrest Shares that were exchanged pursuant to Section 2.3 unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law and to Section 4.5, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole SilverCrest Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole First Majestic Share or SpinCo Share, as the case may be, and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole First Majestic Share or SpinCo Share, as the case may be.

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4.3                        Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding SilverCrest Shares that were exchanged pursuant to Section 2.3(i) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more First Majestic Shares (and any dividends or distributions with respect thereto) and one or more certificates representing one or more SpinCo Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing First Majestic Shares and SpinCo Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to First Majestic, SpinCo and the Depositary in such sum as First Majestic and SpinCo may direct, or otherwise indemnify First Majestic, SpinCo and the Depositary in a manner satisfactory to First Majestic, SpinCo and the Depositary against any claim that may be made against First Majestic, SpinCo or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4                        Extinction of Rights. Any certificate which immediately prior to the Effective Time represented outstanding SilverCrest Shares that were exchanged pursuant to Section 2.3(i) and not deposited, with all other instruments required by Section 4.1 on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of First Majestic and SpinCo. On such date, the First Majestic Shares and the SpinCo Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to First Majestic or SpinCo, respectively, together with all respective entitlements to dividends, distributions and interest thereon held for such former registered holder. None of First Majestic, SilverCrest, SpinCo or the Depositary shall be liable to any person in respect of any First Majestic Shares or SpinCo Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5                        Withholding and Sale Rights. Any of the Parties and the Depositary shall be entitled to deduct and withhold from (i) any consideration issuable or payable pursuant to this Plan of Arrangement to any holder of SilverCrest Shares (for greater certainty, including the distribution of the SpinCo Shares), or (ii) any dividend or consideration otherwise payable to any holder of First Majestic Shares or SpinCo Shares such amounts as First Majestic, SpinCo or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the U.S. Internal Revenue Code or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that the amount so required to be deducted or withheld from the First Majestic Shares, the SpinCo Shares, dividends or consideration otherwise issuable or payable to a holder exceeds the cash portion of the consideration otherwise payable to such holder, each of First Majestic, SpinCo and the Depositary is hereby authorized to sell or otherwise dispose of, at such times and at such prices as it determines, in its sole discretion, such portion of the First Majestic Shares or the SpinCo Shares, as the case may be, otherwise issuable or payable to such holder as is necessary to provide sufficient funds to First Majestic, SpinCo or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the First Majestic Shares, SpinCo Shares or other consideration so sold or disposed of. To the extent that amounts are so withheld or First Majestic Shares, SpinCo Shares or other consideration are so sold or disposed of, such withheld amounts, or shares or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. None of First Majestic, SpinCo or the Depositary shall be obligated to seek or obtain a minimum price for any of the First Majestic Shares or the SpinCo Shares or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition.

4.6                        Paramountcy. From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all SilverCrest Shares and SilverCrest Options issued prior to the Effective Time; and

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(b)	the rights and obligations of the SilverCrest Shares and SilverCrest Options shall be solely as provided in this Plan of Arrangement; and

(c)	all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any SilverCrest Shares or SilverCrest Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 5
AMENDMENTS

5.1                        The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be: (i) set out in writing, (ii) agreed to in writing by the Parties, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to SilverCrest Shareholders if and as required by the Court.

5.2                        Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to the SilverCrest Meeting (provided that First Majestic shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the SilverCrest Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3                        Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the SilverCrest Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), (ii) it is filed with the Court (other than amendments contemplated in Section 5.4, which shall not require such filing) and (iii) if required by the Court, it is consented to by holders of the SilverCrest Shares voting in the manner directed by the Court.

5.4                        Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by First Majestic, provided that it concerns a matter which, in the reasonable opinion of First Majestic, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former SilverCrest Shareholder.

Article 6
FURTHER ASSURANCES

6.1                        Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

C-12

Appendix D

INFORMATION CONCERNING SILVERCREST

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authorities in the jurisdictions in Canada in which SilverCrest is a reporting issuer.

The following documents of SilverCrest, filed with the securities regulatory authorities in the jurisdictions in Canada in which SilverCrest is a reporting issuer and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

1.	the SilverCrest AIF;

2.	the audited annual consolidated financial statements of SilverCrest for the years ended December 31, 2014 and 2013 and the auditor’s report thereon;

3.	the management’s discussion and analysis of financial condition and results of operations of SilverCrest for the year ended December 31, 2014;

4.	the unaudited interim condensed consolidated financial statements of SilverCrest for the three and six months ended June 30, 2015 and the notes thereto;

5.	the management’s discussion and analysis of financial condition and results of operations of SilverCrest for the three and six months ended June 30, 2015;

6.	the information circular dated April 28, 2015 with respect to SilverCrest’s annual general meeting of shareholders held on June 10, 2015; and

7.	material change report dated July 28, 2015 of SilverCrest with respect to the execution of the Arrangement Agreement.

Any statement contained in a document incorporated or deemed to be incorporated by reference in the Circular (including any Appendix hereto) or in a document incorporated or deemed to be incorporated by reference in the Circular shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to form or constitute part of this Circular.

Any documents of the type required by Item 11.1 of Form 44-101F1 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars filed by SilverCrest with any securities regulatory authorities in Canada subsequent to the date of this Circular and prior to the SilverCrest Meeting are deemed to be incorporated by reference into this Circular. In addition, any similar documents filed on Form 6-K or Form 40-F by SilverCrest with the SEC after the date of this Circular shall be deemed to be incorporated by reference in this Circular, if and to the extent expressly provided for in such reports on Form 6-K or Form 40-F. SilverCrest’s periodic reports on 6-K and its annual reports on Form 40-F are available on the SEC’s website at www.sec.gov.

Information contained in or otherwise accessible through SilverCrest’s website (www.silvercrestmines.com), or any other website, does not form a part of this Circular and is not incorporated by reference into this Circular. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Corporate Communications of SilverCrest at Suite 501 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, telephone: 1-604-694-1730 or toll free: 1-866-691-1730 or email: info@silvercrestmines.com. Copies of these documents are also available under SilverCrest’s profile on SEDAR which can be accessed at www.sedar.com.

Overview

This Appendix D to the Circular contains certain information on SilverCrest before the completion of the Arrangement and should be read to exclude the SilverCrest Transferred Assets to be transferred by SilverCrest to New SilverCrest immediately prior to closing pursuant to the SilverCrest Conveyance Agreement.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine. SilverCrest’s other material property is the La Joya Project in Durango state, Mexico, which contains a large polymetallic deposit that is being explored with the aim of developing silver, copper, gold and tungsten resources. SilverCrest is currently focusing on Sonoran Property targets within a 30/60 kilometre radius from Santa Elena operations which includes the Ermitaño Property and the Cumobabi Property to provide new discoveries that might be treated at the Santa Elena facility.

Pursuant to the terms of the Arrangement Agreement, SilverCrest will transfer the Las Chispas, Cruz de Mayo, Angel de Plata, Huasabas and Estacion Llano exploration properties, as well as C$5,250,000 in cash and certain other assets currently owned by SilverCrest to New SilverCrest immediately prior to closing of the Arrangement.

Further information regarding the business of SilverCrest, its operations and its mineral properties can be found in the SilverCrest AIF and the other materials incorporated by reference into this Circular. See “Information Concerning SilverCrest - Documents Incorporated by Reference”.

Mineral Properties

Santa Elena Project

The Santa Elena Project is located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The Santa Elena Project is comprised of seven mineral concessions totalling 51,172.5 hectares, portions of which include the producing gold and silver Santa Elena Mine. The mine at Santa Elena is a high-grade, epithermal silver and gold producer, with a current reserve estimated life of mine of 8 years and estimated average operating cash costs of US$12 per ounce of silver equivalent for the life of mine (64.5:1 Ag:Au based on ounces sold). The Santa Elena Mine is currently producing gold and silver from a new 3,000 tonnes per day fully commissioned Merrill Crowe/CCD processing facility. Mill feed for the Santa Elena operation involves the combined processing of underground ore, currently being mined at a rate of 1220 tonnes per day from updated underground reserves, and reprocessing of partially depleted ore from an existing heap leach pad. SilverCrest anticipates the 3,000 tpd conventional mill facility at the Santa Elena Mine should recover an average of 1.6 million ounces of silver and 33,800 ounces of gold per annum over the current reserve life.

Table 1 sets out the most recent mineral reserve and resource estimates for the Santa Elena Project prepared under the supervision of N. Eric Fier, C.P.G., P.Eng as of December 31, 2014.

TABLE 1

Santa Elena Mineral Reserves and Resources with an effective date of December 31, 2014(1)

CLASSIFICATION	TONNES	AU GPT	AG GPT	CONTAINED AU OZ	CONTAINED AG OZ
UNDERGROUND DILUTED AND RECOVERABLE RESERVES(2)
Probable	3,981,557	1.67	115.0	214,000	14,724,000
OPEN PIT RESERVES(3)
Probable	121,706	2.75	117.0	11,000	458,000
LEACH PAD RESERVES(4)
Probable	3,344,652	0.65	33.3	70,000	3,582,000
TOTAL RESERVES
Probable	7,447,915	1.23	78.4	295,000	18,764,000
RESOURCES(5)
Indicated	1,117,032	1.39	89.7	50,000	3,220,000
Inferred	564,073	1.69	106.5	31,000	1,932,000

Notes:

(1)	All numbers are rounded. Underground and leach pad reserves and resources are based on life of mine plan metal price trends of US$19.50/oz silver, US$1,300/oz gold and metallurgical recoveries of 92% Au and 67.5% Ag. All mineral resources and reserves conform to NI 43-101 and CIM definitions for resources and reserves. Inferred resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than indicated resources.
(2)	Underground probable reserve is based on a cut-off grade of 2.49 gpt AuEq with an average est. 10% dilution and 90% mine recovery. Average true thickness of the designed stopes is 10 metres.
(3)	Open pit reserve is based on a cut-off grade of 0.20 gpt AuEq in a constrained pit shell with applied capping of 8 gpt Au and 300 gpt Ag.
(4)	Leach pad reserve based on production and drill hole data for volumetrics and grade model using a cut-off grade of 0.5 gpt AuEq. No capping was applied.
(5)	Mineral resources exclude mineral reserves and are based on a 1.5 gpt AuEq cut-off grade using assumptions for prices and recoveries as stated in note above. Capping was applied at 12 gpt Au and 700 gpt Ag.

For the year ended December 31, 2014, SilverCrest mined and processed 213,017 tonnes of ore on the leach pad at Santa Elena at an average grade of 1.79 g/t gold and 68.23 g/t silver, for a total of 27,609 ounces of gold and 1,157,021 ounces of silver. For the period ended June 30, 2015, SilverCrest mined and processed 549,778 tonnes of ore at Santa Elena at an average grade of 1.65 g/t gold and 95.92 g/t silver, for a total of 27,392 ounces of gold and 1,146,694 ounces of silver.

La Joya Project

The La Joya property is approximately 75 km southeast of the state capital city of Durango, state of Durango, Mexico. The property consists of 15 concessions with a total nominal area of 4,647 hectares. Three deposits which include the MMT, Santo Nino, and Coloradito were previously delineated on the property. A mineral reserve has not been estimated for the La Joya project.

Table 2 sets out the most recent inferred Ag-Cu-Au resource estimates for the MMT and Santo Nino deposits as prepared under the supervision of James Barr, P.Geo and Ting Lu, P.Eng as of December 16, 2012.

TABLE 2

Inferred Ag-Cu-Au Resource Estimates for MMT and Santo Nino Deposits at La Joya with an effective date of December 16, 2012

Zone	Category(2)	Cut off	Rounded Tonnes	SG	Av Ag (gpt)	Av Au (gpt)	Av Cu (%)	Contained Ag (oz)	Contained Au (oz)	Contained Cu (lbs)	Contained AgEQ (oz)*

MMT (Ag, Au, Cu)	Inferred (3)	15	120,570,000	3	23.7	0.18	0.18	91,855,000	708,000	466,474,000	185,757,000
		30	67,618,000	3	34.67	0.24	0.25	75,367,000	519,000	377,392,000	148,671,000
		60	26,109,000	3	58.53	0.3	0.42	49,129,000	256,000	240,114,000	92,035,000
Santo Nino (Ag, Au, Cu)	Inferred (3)	15	6,169,000	3	20.36	0.04	0.49	4,039,000	8,000	66,775,000	12,826,000
		30	3,586,000	3	29.17	0.05	0.75	3,363,000	5,000	59,384,000	11,078,481
		60	1,818,000	3	43.06	0.05	1.2	2,517,000	3,000	48,269,000	872,000
TOTAL	Inferred (3)	15	126,739,000		23.5	0.17	0.20	95,894,000	716,000	533,249,000	198,583,000
		30	71,204,000		34.4	0.23	0.28	78,730,000	524,000	436,776,000	159,749,481
		60	27,927,000		57.5	0.28	0.47	51,646,000	259,000	288,383,000	92,907,000

Notes:

(1)	Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of U.S.$24/oz silver, U.S.$1200/oz gold, U.S.$3/lb copper. 100% metallurgical recovery is assumed.
(2)	Classified by EBA, A Tetra Tech Company and conforms to NI 43-101 and CIM Definition Standards for resources. All numbers are rounded. Inferred resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than measured and indicated resources. The baseline scenario for reporting of mineral resources is highlighted in light blue.
(3)	Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cut-off grade of 15 gpt AgEq & 0.05% WO3 using the metal price ratios described above.

Table 3 sets out the most recent inferred W-Mo resource estimates for the MMT, Santo Nino and Coloradito deposits as prepared under the supervision of James Barr, P.Geo and Ting Lu, P.Eng as of December 16, 2012.

TABLE 3

Inferred W-Mo Resource Estimates for MMT, Santo Nino and Coloradito Deposits at La Joya with an effective date of December 16, 2012

Zone	Category(1)	Cut off	Rounded Tonnes	SG	Mo (%)	WO3 (%)	Contained W (tonnes)	Contained Mo (tonnes)

La Joya Contact Zone (W, Mo, Ag, Au, Cu)	Inferred(2)	0.025	60,508,000	3	0.0035	0.053	32,000	2,000
		0.05	25,136,000	3	0.0039	0.075	19,000	1,000
		0.095	4,395,000	3	0.0023	0.109	5,000	100
Santo Nino Contact Zone (W, Mo, Ag, Au, Cu)	Inferred(2)	0.025	5,220,000	3	0.0077	0.04	2,000	400
		0.05	950,000	3	0.0132	0.07	1,000	100
		0.095	750	3	0.0115	0.101	1	0
Coloradito Contact Zone (W, Mo, Ag, Au, Cu)	Inferred(2)	0.025	31,907,000	3	0.0283	0.062	20,000	9,000
		0.05	18,486,000	3	0.0322	0.079	15,000	6,000
		0.095	4,159,000	3	0.0335	0.112	5,000	1,000
	Inferred (2)	0.025	97,635,000		0.031	0.145	54,000	11,400
TOTAL		0.05	44,572,000		0.036	0.176	35,000	7,100
		0.095	8,554,750		0.036	0.227	10,001	1,100

Notes:

(1) Classified by EBA, A Tetra Tech Company and conforms to NI 43-101 and CIM Definition Standards for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources. The baseline scenario for reporting of Mineral Resources is highlighted in light blue.

(2) Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cut-off grade of 15 g/t AgEq & 0.05% WO3using the metal price ratios described above.

Share Capital

As at the date of this Circular, there were 118,753,205 SilverCrest Shares issued and outstanding, and outstanding options to purchase an aggregate of 10,520,000 SilverCrest Shares at prices ranging from $1.05 to $2.60 per SilverCrest Share. SilverCrest Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meeting. SilverCrest Shareholders are entitled to one vote for each SilverCrest Share held as of record on all matters to be voted on by such holders.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of SilverCrest as at June 30, 2015 before giving effect to the Arrangement. All amounts are in thousands of dollars, except share amounts. The table should be read in conjunction with SilverCrest’s condensed consolidated interim financial statements for the three-month period ending June 30, 2015, including the notes thereto, and management’s discussion and analysis in respect thereof and other financial information contained in or incorporated by reference in this Circular.

	As at June 30, 2015
Current Liabilities	US$	7,714
Non-Current Liabilities(1)	US$	33,154
Common Shares	US$	128,777
Equity Reserves	US$	8,531
Retained Earnings	US$	11,052
Less: Cash and Cash Equivalents	US$	36,397
Total Capitalization	US$	145,855
Convertible Securities		10,520,000 options

Note:

(1)	Non-current liabilities also include decommissioning liabilities and deferred tax liabilities.

Prior Sales

SilverCrest has not issued any SilverCrest Shares during the 12 months prior to the date of the Circular.

The following table sets out details of all securities convertible or exercisable into SilverCrest Shares that were issued or granted by SilverCrest during the 12 months prior to the date of the Circular.

Date	Type of Security Issued	Number of SilverCrest Shares issuable upon exercise or conversion	Exercise or conversion price per SilverCrest Share

December 10, 2014	Stock Options	2,800,000	C$	1.55

Trading Price and Volume

The SilverCrest Shares are listed and posted for trading on the TSX under the symbol “SVL” and on the NYSE MKT under the symbol “SVLC”. The SilverCrest Shares are also quoted on the Frankfurt Stock Exchange under the symbol “CW5”.

The following table sets forth the trading price range and volumes of the SilverCrest Shares on the TSX for the periods indicated:

Month	High (C$)	Low (C$)	Volume
August 2015 (to August 24)	1.48	1.03	6,163,838
July 2015	1.24	0.87	13,552,001
June 2015	1.32	1.21	1,654,953
May 2015	1.45	1.26	4,303,958
April 2015	1.41	1.24	2,136,875
March 2015	1.50	1.31	2,042,207
February 2015	1.71	1.44	2,025,112
January 2015	1.97	1.45	2,992,905
December 2014	1.65	1.31	3,246,500
November 2014	1.71	1.40	1,847,400
October 2014	1.71	1.40	1,886,000
September 2014	2.17	1.67	1,826,900
August 2014	2.35	2.10	1,325,800

The following table sets forth the trading price range and volumes of the SilverCrest Shares on NYSE MKT for the periods indicated:

Month	High (US$)	Low (US$)	Volume
August 2015 (to August 24)	1.13	0.78	5,106,100
July 2015	1.00	0.65	5,124,172
June 2015	1.08	0.96	2,070,409
May 2015	1.25	1.01	4,042,930
April 2015	1.14	1.00	3,948,919
March 2015	1.21	1.03	3,427,754
February 2015	1.39	1.14	3,507,863
January 2015	1.55	1.23	5,481,152
December 2014	1.43	1.12	3,995,922
November 2014	1.52	1.23	3,416,614
October 2014	1.53	1.23	5,066,480
September 2014	2.00	1.48	5,194,559
August 2014	2.15	1.90	3,397,354

Risk Factors

The business and operations of SilverCrest are subject to numerous risks. There are risks in every business and the mining industry has its own inherent risks. First Majestic Shareholders should carefully consider the information included or incorporated by reference in this Circular and SilverCrest’s historical consolidated financial statements and related notes thereto before making a decision concerning the Arrangement. There are various risks, including those discussed in the SilverCrest AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of SilverCrest.

These risk factors, together with all of the other information included, or incorporated by reference in this Circular, including information contained in the section entitled “Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in such securities is made.

Auditor, Transfer Agent and Registrar

The auditor of SilverCrest is Davidson & Company LLP, Chartered Accountants, of 1200-609 Granville Street, Vancouver, British Columbia V7Y 1G6.

The transfer agent and registrar for the SilverCrest Shares is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia and in Toronto, Ontario.

Appendix E

INFORMATION CONCERNING FIRST MAJESTIC

Upon completion of the Arrangement, each shareholder of SilverCrest that has not exercised its Dissent Rights will become a shareholder of First Majestic.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of First Majestic at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, V6C 3L2 (telephone: (604) 688-3033). Copies of these documents are also available under First Majestic’s profile on SEDAR which can be accessed at www.sedar.com.

The following documents of First Majestic, which have been filed with the securities regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the First Majestic AIF;

(b)	the annual audited consolidated financial statements of First Majestic as at December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013, together with notes thereto and the report of the independent registered chartered accountants thereon;

(c)	the management’s discussion and analysis of financial condition and results of operations of First Majestic for the year ended December 31, 2014;

(d)	the unaudited condensed interim consolidated financial statements of First Majestic as at June 30, 2015 and 2014 and for the three and six month periods ended June 30, 2015 and 2014, together with notes thereto;

(e)	the management’s discussion and analysis of financial condition and results of operations of First Majestic for the three and six months ended June 30, 2015;

(f)	the management information circular dated as of April 10, 2015 with respect to First Majestic’s annual general meeting of shareholders held on May 21, 2015;

(g)	the material change report of First Majestic dated January 13, 2015 with respect to First Majestic’s fourth quarter and full year 2014 production results;

(h)	the material change report of First Majestic dated February 23, 2015 with respect to First Majestic’s consolidated financial results for its fourth quarter and year ended December 31, 2014;

(i)	the material change report of First Majestic dated March 31, 2015 with respect to a new technical report and initial mineral reserve and resource estimate for the La Guitarra Silver Mine;

(j)	the material change report of First Majestic dated April 1, 2015 with respect to mineral reserve and resource estimates for First Majestic’s existing mineral property assets in Mexico as of December 31, 2014;

(k)	the material change report of First Majestic dated April 6, 2015 with respect to the announcement of a brokered private placement of an aggregate of 4,620,000 common shares of First Majestic;

(l)	the material change report of First Majestic dated April 13, 2015 with respect to production at its five operating mines in Mexico for the period ending March 31, 2015;

(m)	the material change report of First Majestic dated April 22, 2015 with respect to the closing of the brokered private placement announced on April 6, 2015;

(n)	the material change report of First Majestic dated May 7, 2015 with respect to its unaudited interim consolidated financial results for the period ending March 31, 2015;

(o)	the material change report of First Majestic dated July 9, 2015 with respect to production at its material properties in Mexico for the interim period ending June 30, 2015;

(p)	the material change report of First Majestic dated July 27, 2015 with respect to the execution of the Arrangement Agreement; and

(q)	the material change report of First Majestic dated August 11, 2015 with respect to its unaudited interim consolidated financial results for the period ending June 30, 2015.

Any statement contained in a document incorporated or deemed to be incorporated by reference in the Circular (including any Appendix hereto) or in a document incorporated or deemed to be incorporated by reference in the Circular shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to form or constitute part of this Circular.

Any documents of the type required by Item 11.1 of Form 44-101F1 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, audited annual financial statements, management’s discussion and analysis and information circulars filed by First Majestic with any securities regulatory authorities in Canada subsequent to the date of this Circular and prior to the First Majestic Meeting are deemed to be incorporated by reference into this Circular. In addition, any similar documents filed on Form 6-K or Form 40-F by First Majestic with the SEC after the date of this Circular shall be deemed to be incorporated by reference in this Circular, if and to the extent expressly provided for in such reports on Form 6-K or Form 40-F. First Majestic’s periodic reports on 6-K and its annual reports on Form 40-F are available on the SEC’s website at www.sec.gov.

Information contained in or otherwise accessed through First Majestic’s website (www.firstmajestic.com), or any other website, does not form part of this Circular. Copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of First Majestic at 1805 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, telephone: 1-604-688-3033 or toll free: 1-866-529-2807 or by email: info@firstmajestic.com. Copies of these documents are also available under First Majestic’s profile on SEDAR which can be accessed at www.sedar.com.

Overview

First Majestic is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver in Mexico. The common shares of First Majestic trade on the TSX under the symbol “FR”, on the New York Stock Exchange under the symbol “AG” and on the Bolsa Mexicana de Valores under the symbol “AG”. First Majestic’s common shares are also quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic owns and operates five producing mines in México: the La Encantada Silver Mine in Coahuila State (“La Encantada Silver Mine” or “La Encantada”), the La Parrilla Silver Mine in Durango State (“La Parrilla Silver Mine” or “La Parrilla”), the San Martín Silver Mine in Jalisco State (“San Martin Silver Mine” or “San Martin”), the La Guitarra Silver Mine in México State (“La Guitarra Silver Mine” or “La Guitarra”), and the Del Toro Silver Mine in Zacatecas State (the “Del Toro Silver Mine” or “Del Toro”).

First Majestic also owns two advanced-stage silver development projects in México, being the Plomosas Silver Project in Sinaloa State and the La Luz Silver Project in San Luis Potosi State, as well as exploration projects in México.

Further information regarding the business of First Majestic can be found in First Majestic’s AIF and the other materials incorporated by reference in this Circular. See “Information Concerning First Majestic - Documents Incorporated by Reference”.

Mineral Properties

La Encantada Silver Mine

La Encantada Silver Mine is an underground producing silver mine and processing facility located in the state of Coahuila, México. The mine is wholly-owned and operated by Minera La Encantada, S.A. de C.V., a wholly-owned indirect subsidiary of First Majestic. La Encantada Silver Mine consists of two main silver underground mines: the La Encantada and the El Plomo mines which have been consolidated into one operation, an industrial complex that includes a 4,000 tpd cyanidation plant and a 1,000 tpd flotation plant (currently in care-and-maintenance, except for the crushing and grinding areas which remain in operation).

La Encantada consists of 22 mining concessions, which provide mineral rights over an area of 4,076 hectares (10,072 acres). The rights on all of the concessions expire after 2030 but they can be extended for an additional 50 year period. Additionally, First Majestic owns land surface rights through purchase and lease agreements covering a total of 1,343 hectares. With the purpose of securing potential water sources, in March 2015, First Majestic acquired adjacent surface rights covering approximately 20,000 hectares.

First Majestic uses conventional sectional methods, assisted by computer assisted design software and computer databases to estimate the tonnage and average grades of the mineral resources (as defined in NI 43-101) and mineral reserves (as defined in NI 43-101) at La Encantada. First Majestic has compiled all data into a database and is creating a geologic 3D model in Surpac™. First Majestic has reviewed and estimated resources and reserves for La Encantada to assess the current status of the property and to use it as a basis for future production estimates.

The La Encantada reserve blocks are estimated by applying modifying factors to the resource blocks. Table 1 sets out the most recent mineral reserve estimates for the La Encantada Silver Mine prepared under the supervision of First Majestic’s internal Qualified Person (as defined in NI 43-101), Mr. Ramon Mendoza Reyes as of December 31, 2014.

TABLE 1
La Encantada Mineral Reserves with an effective date of December 31, 2014
(based on internal estimates prepared under the supervision of First Majestic’s Qualified Person)

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Ag (k Oz)

	Proven (UG)	Oxides	1,084	248	8,639
LA ENCANTADA	Probable (UG)	Oxides	2,115	291	19,754
	Total Proven and Probable (UG)	Oxides	3,199	276	28,393

Notes:

(1)	Mineral reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Cut-off grade considered for oxides was 135 g/t Ag and is based on actual and budgeted operating and sustaining costs.
(3)	Metallurgical recovery used was 60% for silver.
(4)	Metal payable used was 99.6% for silver.
(5)	Metal price considered was US$20.00/oz Ag.
(6)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.
(7)	Totals may not add up due to rounding.

Table 2 sets out the most recent mineral resource estimates for the La Encantada Silver Mine prepared under the supervision of First Majestic’s internal Qualified Person, Mr. Jesus M. Velador Beltran, Ph.D. Geology, as of December 31, 2014.

TABLE 2
La Encantada Mineral Resources with an effective date of December 31, 2014
(based on internal estimates prepared under the supervision of FMS Qualified Person)

LA ENCANTADA MEASURED AND INDICATED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2014

Mine/Project	Category	Mineral Type	k tonnes	Ag (g/t)	Ag (k Oz)

	Measured (UG)	Oxides	1,086	283	9,878
LA ENCANTADA	Indicated (UG)	Oxides	2,289	321	23,623
	Total Measured and Indicated (UG)	Oxides	3,375	309	33,501

LA ENCANTADA INFERRED MINERAL RESOURCES WITH AN EFFECTIVE DAT OF DECEMBER 31, 2014

Mine/Project	Category	Mineral Type	k tonnes	Ag (g/t)	Ag (k Oz)

	Inferred (UG)	Oxides	899	340	9,832
LA ENCANTADA	Inferred (Tailings)	Tailings	6,026	107	20,731
	Inferred Total (UG)	Oxides + Tailings	6,926	137	30,562

Notes:

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Cut-off grade considered for oxides was 125 g/t Ag and is based on actual and budgeted operating and sustaining costs.
(3)	Cut-off grade for tailing was 76 g/t Ag.
(4)	Metallurgical recovery used was 60% for silver.
(5)	Metal payable used was 99.6% for silver.
(6)	Metal price considered was US$22.00/oz Ag.
(7)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.
(8)	Totals may not add up due to rounding.
(9)	Measured mineral resources and indicated mineral resources (as such terms are defined in NI 43-101) are reported inclusive of mineral reserves.

For the year ended December 31, 2014, First Majestic mined and processed 721,171 tonnes of ore from La Encantada Silver Mine at an average grade of 282 g/t silver, for a total of 3,711,633 ounces of silver. For the period ended March 31, 2015, First Majestic mined and processed 167,270 tonnes of ore from La Encantada Silver Mine at an average grade of 176 g/t silver, for a total of 544,735 ounces of silver.

La Parrilla Silver Mine, Durango State, Mexico

La Parrilla Silver Mine is a producing underground silver mine and processing facility in Durango State, México. The mine is wholly-owned and operated by First Majestic Plata, S.A. de C.V., a wholly-owned indirect subsidiary of First Majestic.

La Parrilla consists of 40 contiguous mining concessions which provides mineral rights covering an area of 69,460 hectares (171,589 acres). All of these mining concessions convey exploitation rights for 50 years from the date of registration. Additionally, First Majestic owns land surface rights through purchase and lease agreements covering a total of 114 hectares. Certain of the La Parrilla claims were purchased from Grupo México and include a net smelter return royalty of 1.5% payable to Grupo México. The royalties payable thereunder are capped at US$2,500,000. During the period ended March 31, 2015, First Majestic paid royalties of US$0.1 million and as of March 31, 2015, total royalties paid add up to US$2.3 million. There are no other encumbrances on La Parrilla mining concessions.

Table 3 sets out the most recent mineral reserve estimates for the La Parrilla Silver Mine prepared and reviewed by First Majestic’s internal Qualified Person, Mr. Ramon Mendoza Reyes as of December 31, 2014. First Majestic is working on an updated mineral resource and mineral reserve estimate and technical report for La Parrilla.

TABLE 3
La Parrilla Mineral Reserves with an effective date of December 31, 2014
(based on internal estimates prepared under the supervision of First Majestic’s Qualified Person)

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

	Proven (UG)	Oxides	302	219	-	-	-	219	2,119	2,119
	Probable (UG)	Oxides	1,025	213	0.02	-	-	214	7,032	7,061
LA PARRILLA	Total Proven and Probable (UG)	Oxides	1,327	215	0.01	-	-	215	9,152	9,181
	Proven (UG)	Sulphides	585	201	-	1.8	1.9	304	3,784	5,714
	Probable (UG)	Sulphides	1,473	157	0.04	1.5	2.4	261	7,436	12,369
	Total Proven and Probable (UG)	Sulphides	2,057	170	0.03	1.6	2.3	273	11,220	18,083
	Total Proven and Probable (UG)	Oxides + Sulphides	3,384	187	0.02	1.0	1.4	251	20,371	27,264

Notes:

(1)	Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Cut-off grade considered for oxides was 155 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.
(3)	Cut-off grade considered for sulphides was 165 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.
(4)	Metallurgical recovery used for oxides was 66% for silver and 64% for gold
(5)	Metallurgical recovery used for sulphides was 88% for silver, 77% for gold, 87% for lead and 65% for zinc.
(6)	Metal payable used was 99.6% for silver and 95% for gold in doré produced from oxides.
(7)	Metal payable used was 95% for silver, gold and lead and 85% for zinc in concentrates produced from sulphides.
(8)	Metal prices considered were US$20/oz Ag, US$1,200/oz Au, US$0.95/lb Pb and US$1.00/lb zinc.
(9)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + [ (Au Grade x Au Recovery x Au Payable x Au Price) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price) ] / (Ag Recovery x Ag Payable x Ag Price).
(10)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(11)	Totals may not add up due to rounding.

Table 4 sets out the most recent mineral resource estimates for the La Parrilla Silver Mine prepared under the supervision of First Majestic’s internal Qualified Person, Mr. Jesus M. Velador Beltran, Ph.D. Geology, as of December 31, 2014.

TABLE 4
La Parrilla Mineral Resources with an effective date of December 31, 2014
(based on internal estimates prepared under the supervision of First Majestic’s Qualified Person)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

	Measured (UG)	Oxides	344	255	-	-	-	255	2,817	2,817
	indicated (UG)	Oxides	953	254	0.02	-	-	255	7,774	7,807
LA PARRILLA	Total Measured and indicated (UG)	Oxides	1,298	254	0.01	-	-	255	10,591	10,624
	Measured (UG)	Sulphides	703	240	-	2.2	2.1	347	5,415	7,845
	Indicated (UG)	Sulphides	1,310	188	0.05	1.8	2.8	302	7,939	12,705
	Total Measured and indicated (UG)	Sulphides	2,013	206	0.03	1.9	2.6	318	13,355	20,550
	Total Measured and Indicated (UG)	Oxides + Sulphides	3,311	225	0.03	1.2	1.6	293	23,946	31,175

LA PARRIILA INFERRED RESOURCES AS OF DECEMBER 31, 2014

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

	Inferred (UG)	Oxides	3,422	259	-	-	-	259	28,477	28,477
LA PARRILLA	Inferred (UG)	Sulphides	5,848	190	-	2.4	3.1	324	35,676	60,997
	Inferred Total (UG)	Oxides + Sulphides	9,270	215	-	1.5	2.0	300	64,153	89,475

Notes:

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Cut-off grade considered for oxides was 140 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.
(3)	Cut-off grade considered for sulphides was 150 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.
(4)	Metallurgical recovery used for oxides was 66% for silver and 64% for gold.
(5)	Metallurgical recovery used for sulphides was 88% for silver, 77% for gold, 87% for lead and 65% for zinc.
(6)	Metal payable used was 99.6% for silver and 95% for gold in doré produced from oxides.
(7)	Metal payable used was 95% for silver, gold and lead and 85% for zinc in concentrates produced from sulphides.
(8)	Metal prices considered were US$22/oz Ag, US$1,350/oz Au, US$0.95/lb Pb and US$1.00/lb zinc.
(9)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + [ (Au Grade x Au Recovery x Au Payable x Au Price) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price) ] / (Ag Recovery x Ag Payable x Ag Price).
(10)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(11)	Totals may not add up due to rounding.
(12)	Measured mineral resources and indicated mineral resources are reported inclusive of mineral reserves.

For the year ended December 31, 2014, First Majestic mined and processed 711,915 tonnes of ore from La Parrilla at an average grade of 158 g/t silver, for a total of 2,876,452 ounces of silver. For the period ended March 31, 2015, First Majestic mined and processed 172,647 tonnes of ore from La Parrilla at an average grade of 142 g/t silver, for a total of 622,237 ounces of silver.

San Martín Silver Mine, Jalisco State, Mexico

The San Martín Silver Mine is an underground mine and processing plant located next to the town of San Martín de Bolaños in Jalisco State, Mexico. The San Martín Silver Mine is wholly-owned and operated by First Majestic through Minera El Pilón, S.A. de C.V., a wholly-owned indirect subsidiary of First Majestic.

San Martín consists of 33 contiguous mining concessions in the San Martín de Bolaños mining district that cover mineral rights for 37,518 hectares (91 acres) including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. These include 33 mining concessions with exploitation rights. Mineral rights for the earliest titled concessions expire in the year 2024, and most other claims have expiration dates in the 2060s; these however, may be renewed for another 50 years. No royalties or any other encumbrances are payable on any of the San Martín mining concessions.

In addition to mineral rights, San Martín consists of 1,296 hectares of surface land that cover the areas where First Majestic has the mine’s access, mine installations, and part of the access roads, as well as 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located. A portion of the access roads to the mine are located on land owned by private owners. Some surface rights agreements with individual land owners also exist for parts of the access roads.

First Majestic uses conventional, manual methods, assisted by computer databases, to estimate the tonnage and average grades of the mineral resources and reserves. No further independent resource estimates have been conducted since December 31, 2012, the effective date of the San Martín NI 43-101 Technical Report. Table 5 sets out the most recent mineral reserve estimate for the San Martín Silver Mine prepared and reviewed by First Majestic’s internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng. as of December 31, 2014.

TABLE 5
San Martín Mineral Reserves with an effective date of December 31, 2014
(based on internal estimates prepared under the supervision of First Majestic’s Qualified Person)

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

	Proven (UG)	Oxides	1,024	224	0.18	237	7,359	7,790
SAN MARTÍN	Probable (UG)	Oxides	1,813	188	0.04	191	10,960	11,107
	Total Proven and Probable (UG)	Oxides	2,837	201	0.09	207	18,319	18,897

Notes:

(1)	Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Cut-off grade considered for oxides was 165 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.
(3)	Metallurgical recovery used was 74% for silver and 92% for gold.
(4)	Metal payable used was 99.6% for silver and 95% for gold.
(5)	Metal prices considered were US$20/oz Ag, US$1,200/oz Au.
(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).
(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(8)	Totals may not add up due to rounding.

Table 6 sets out the most recent mineral resource estimate for the San Martín Silver Mine prepared under the supervision of First Majestic’s internal Qualified Person, Mr. Jesus M. Velador Beltran, Ph.D. Geology as of December 31, 2014.

TABLE 6
San Martín Mineral Resources with an effective date of December 31, 2014
(based on internal estimates prepared under the supervision of First Majestic’s Qualified Person)

SAN MARTIN MEASURED AND INDICATED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2014

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

	Measured (UG)	Oxides	1,240	254	0.26	273	10,128	10,882
SAN MARTÍN	Indicated (UG)	Oxides	1,819	220	0.11	228	12,878	13,360
	Total Measured and Indicated (UG)	Oxides	3,059	234	0.17	246	23,006	24,242

SAN MARTIN INFERRED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2014

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

SAN MARTÍN	Inferred Total (UG)	Oxides	5,541	216	-	216	38,502	38,502

_______________________

Notes:

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Cut-off grade considered for oxides was 150 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.
(3)	Metallurgical recovery used was 74% for silver and 92% for gold.
(4)	Metal payable used was 99.6% for silver and 95% for gold.
(5)	Metal prices considered were US$22/oz Ag, US$1,350/oz Au.
(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).
(7)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.
(8)	Totals may not add up due to rounding.
(9)	Measured mineral resources and indicated mineral resources are reported inclusive of mineral reserves.

For the year ended December 31, 2014, First Majestic mined and processed 363,951 tonnes of ore from San Martín at an average grade of 213 g/t silver, for a total of 1,833,618 ounces of silver. For the period ended March 31, 2015, First Majestic mined and processed 88,362 tonnes of ore from San Martín at an average grade of 258 g/t silver, for a total of 571,937 ounces of silver.

Del Toro Silver Mine, Zacatecas State, Mexico

The Del Toro Silver Mine is located near the municipality of Chalchihuites, in the northwestern part of the State of Zacatecas, México. The property is wholly-owned and operated by First Majestic Del Toro, S.A. de C.V., a wholly-owned indirect subsidiary of First Majestic.

The Del Toro Silver Mine consists of 40 mining concessions including 27 contiguous concessions, five concessions in a neighboring area, plus nine other concessions that have been recently acquired by First Majestic and are under registration, covering a total mineral rights surface of 1,060 hectares (2,496 acres). These mining concessions include exploitation rights. Mexican mining concessions include mineral rights for a renewable period of 50 years from the date of the title. The earliest dates of renewal of First Majestic's concessions at the Del Toro Silver Mine are for the Perseverancia concession which has a renewal date of April 23, 2021. All mineral rights in the concessions are owned, including the recently acquired Beatriz, Zaragoza, Milagros, Ivone, Santa Clara 3, Caridad and San Marcelo. The Verdiosa and Nueva India mining claims have a 1% net smelter returns royalty capped at US$200,000 and US$500,000, respectively. There are no other encumbrances on the Del Toro Silver Mine mining concessions.

First Majestic’s planned exploration program for 2015 is focused on expanding resources around the known veins and chimneys in San Juan, Perseverancia, drilling shallow vein targets around Lupita and Purisima veins and deeper chimney and manto type targets around Perseverancia mine. A surface drilling program is also planned to explore for oxides at shallow depths in the Purisima and Santa Teresa areas. First Majestic continues with an exploration program in the area with the goal of increasing, upgrading and adding new resources at Del Toro.

Table 7 shows the most recent mineral resource estimates for the Del Toro Silver Mine prepared under the supervision of First Majestic’s internal Qualified Person, Mr. Jesus M. Velador Beltran, Ph.D. Geology, as of December 31, 2014:

TABLE 7
Del Toro Mineral Resources with an effective date of December 31, 2014
(based on internal estimates prepared under the supervision of First Majestic Qualified Person)

DEL TORO MEASURED AND INDICATED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2014

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

	Measured (UG)	Transition	538	185	0.04	2.6	2.6	257	3,198	4,450
	indicated (UG)	Transition	549	180	0.06	2.9	1.9	258	3,176	4,544
	Total Measured and indicated (UG)	Transition	1,087	182	0.05	2.7	2.2	257	6,373	8,994
DEL TORO	Measured (UG)	Sulphides	1,150	182	0.08	3.3	2.3	272	6,726	10,048
	Indicated(UG)	Sulphides	1,747	255	0.21	4.6	4.6	394	14,315	22,128
	Total Measured and indicated (UG)	Sulphides	2,897	226	0.16	4.1	3.7	345	21,041	32,176
	Total Measured and Indicated (UG)	Transition + Sulphides	3,984	214	0.13	3.7	3.3	321	27,414	41,169

DEL TOROR INFERRED MINERAL RESOURCES WfFH AN EFFECTIVE DATE OF DECEMBER 31, 2014

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

	Inferred (UG)	Transition	1,457	186	0.04	2.6	2.2	257	8,699	12,031
DEL TORO	Inferred (UG)	Sulphides	4,211	176	0.13	3.8	5.3	297	23,821	40,156
	Inferred Total (UG)	Transition + Sulphides	5,669	178	0.11	3.5	4.5	286	32,520	52,187

Notes:

(1)	Mineral resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Cut-off grade considered for transition and sulphides minerals was 195 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.
(3)	Metallurgical recovery used for transition and sulphides minerals was 72% for silver, 75% for gold, 52% for lead and 15% for zinc.
(4)	Metal payable used was 95% for silver, gold and lead and 85% for zinc in concentrates produced from transition and sulphides minerals.
(5)	Metal prices considered were US$22/oz Ag, US$1,350/oz Au, US$0.95/lb Pb and US$1.00/lb zinc.
(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + [ (Au Grade x Au Recovery x Au Payable x Au Price) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price) ] / (Ag Recovery x Ag Payable x Ag Price).
(7)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.
(8)	Totals may not add up due to rounding.
(9)	Measured mineral resources and indicated mineral resources are reported inclusive of mineral reserves.

The Del Toro mineral reserves are estimated from the resource blocks by applying modifying factors that include mining dilution and factors of mining extraction. Proven mineral reserves (as defined in NI 43-101) are estimated based on the measured mineral resource blocks and probable mineral reserves (as defined in NI 43-101) are estimated based on the indicated mineral resource blocks. Table 8 shows the most recent mineral reserve estimates for the Del Toro Silver Mine prepared under the supervision of First Majestic’s internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng. as of December 31, 2014:

TABLE 8
Del Toro Mineral Reserves with an effective date of December 31, 2014
(based on internal estimates prepared under the supervision of First Majestic’s Qualified Person)

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

	Proven (UG)	Transition	511	156	0.03	2.0	2.1	231	2,560	3,792
	Probable (UG)	Transition	589	157	0.06	2.6	1.6	224	2,964	4,248
	Total Proven and Probable (UG)	Transition	1,100	156	0.05	2.3	1.8	227	5,523	8,040
DEL TORO	Proven (UG)	Sulphides	1,097	148	0.08	2.7	1.8	229	5,206	8,063
	Probable(UG)	Sulphides	1,991	218	0.18	4.0	3.9	347	13,931	22,218
	Total Proven and Probable (UG)	Sulphides	3,088	193	0.15	3.5	3.2	305	19,138	30,281
	Total Proven and Probable (UG)	Transition + Sulphides	4,187	183	0.12	3.2	2.8	285	24,661	38,321

Notes:

(1)	Mineral reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Cut-off grade considered for transition and sulphides minerals was 215 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.
(3)	Metallurgical recovery used for transition and sulphides minerals was 72% for silver, 75% for gold, 52% for lead and 15% for zinc.
(4)	Metal payable used was 95% for silver, gold and lead and 85% for zinc in concentrates produced from transition and sulphides minerals.
(5)	Metal prices considered were US$20/oz Ag, US$1,200/oz Au, US$0.95/lb Pb and US$1.00/lb zinc.
(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + [ (Au Grade x Au Recovery x Au Payable x Au Price) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price) ] / (Ag Recovery x Ag Payable x Ag Price).
(7)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.
(8)	Totals may not add up due to rounding.

For the year ended December 31, 2014, First Majestic mined and processed 629,493 tonnes of ore from Del Toro at an average grade of 193 g/t silver, for a total of 2,690,717 ounces of silver. For the period ended March 31, 2015, First Majestic mined and processed 157,934 tonnes of ore from Del Toro at an average grade of 212 g/t silver, for a total of 841,026 ounces of silver.

La Guitarra Silver Mine, México State, México

La Guitarra Silver Mine comprises two operating mines: La Guitarra and Coloso and three exploration areas: Nazareno, Mina de Agua and El Rincon. The La Guitarra Silver Mine is a producing property situated within the Temascaltepec mining district in the Municipality of Temascaltepec, State of México, México, approximately 130 kilometres southwest of México City. It is comprised of 44 exploitation concessions covering 39,714 hectares. La Guitarra is operated and owned by La Guitarra Compañia Minera S.A. de C.V., an indirect wholly-owned subsidiary of First Majestic.

All concessions have an annual minimum investment to complete, and an annual mining tax to be paid to keep the concessions in good standing. All concessions are exploitation concessions that have a 50 year life, and can be renewed as long as the mine is active. Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal lands, or Ejido lands. La Guitarra Compañia Minera S.A. de C.V. currently leases surface rights covering 62 hectares from the community of La Albarrada under a temporary occupation agreement in effect for 15 years from January 1, 2012. The current areas of operations, the existing mill and the majority of the existing infrastructure are located within these 62 hectares. There are no royalties in effect over the concessions at La Guitarra.

Table 9 sets out the most recent indicated mineral resource estimates for the Coloso area at La Guitarra prepared under the supervision of Greg Kulla, P.Geo.

TABLE 9
Coloso Indicated Mineral Resource with an effective date of December 31, 2014 (based on estimates prepared under the supervision of Greg Kulla P.Geo).

Domain (Main & Splays)	Confidence Category	Tonnes [1000’s]	Ag [g/t]	Au [g/t]	Ag-Eq [g/t]	Contained Ag [1000's oz]	Contained Au [1000's oz]	Contained Ag-Eq [1000's oz]

Jessica	Indicated	564	369	2.03	485	6,696	36.8	8,790
Joya Larga	Indicated	203	393	1.00	450	2,563	6.5	2,940
Total	Indicated	767	376	1.76	476	9,259	43.3	11,730

Notes:

(1)	Mineral reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Assumptions include commodity prices of US$22/oz Ag, US$1,350/oz Au, process recoveries of 85% for Ag and 79% for Au, US$17.93/tonne mining cost, US$15.84/tonne process cost, US$46.12/tonne G&A, Indirect cost and Sustaining Capital cost, Payable Ag and Au 94.7%, Treatment and Refining US$4.43/oz.
(3)	Formula for Ag metal equivalent is Ag-Eq (g/t) = Ag (g/t) + Au (g/t) x 57.032 (using metal prices and metallurgical recoveries stated above).
(4)	Mineral resources are amenable to underground mining methods and are mined using a cut-and-fill method with a minimum mining width of 0.5m.
(5)	An economic cut-off was based on the estimated operating costs and selective mining method. The cut-off grade is 180 g/t silver equivalent (which is equivalent to approximately US$82/t).
(6)	No allowances were made for mining losses or external dilution; planned internal dilution within minable shapes is included.

Table 10 sets out the most recent inferred mineral resource estimates for the Coloso area at La Guitarra prepared under the supervision of Greg Kulla, P.Geo.

TABLE 10
Coloso Inferred Mineral Resource with an effective date of December 31, 2014 (based on estimates prepared under the supervision of Greg Kulla P.Geo).

Domain (Main & Splays)	Confidence Category	Tonnes [1000’s]	Ag [g/t]	Au [g/t]	Ag-Eq [g/t]	Contained Ag [1000's oz]	Contained Au [1000's oz]	Contained Ag-Eq [1000's oz]

Jessica	Inferred	96	278	1.18	345	857	3.6	1,065
Joya Larga	Inferred	83	341	1.08	403	912	2.9	1,078

Notes:

(1)	Mineral reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Assumptions include commodity prices of US$22/oz Ag, US$1,350/oz Au, process recoveries of 85% for Ag and 79% for Au, US$17.93/tonne mining cost, US$15.84/tonne process cost, US$46.12/tonne G&A, Indirect cost and Sustaining Capital cost, Payable Ag and Au 94.7%, Treatment and Refining US$4.43/oz.
(3)	Formula for Ag metal equivalent is Ag-Eq (g/t) = Ag (g/t) + Au (g/t) x 57.032 (using metal prices and metallurgical recoveries stated above).
(4)	Mineral resources are amenable to underground mining methods and are mined using a cut-and-fill method with a minimum mining width of 0.5m.
(5)	An economic cut-off was based on the estimated operating costs and selective mining method. The cut-off grade is 180 g/t silver equivalent (which is equivalent to approximately US$82/t).
(6)	No allowances were made for mining losses or external dilution; planned internal dilution within minable shapes is included.

There are no measured mineral resources at this time for the Coloso area at La Guitarra.

Table 11 is a summary of mineral resources at the La Guitarra, Nazareno and Mina de Agua areas, as of December 31, 2014, as reported in the La Guitarra Silver Mine Technical Report dated March 15, 2015:

TABLE 11
La Guitarra, Nazareno and Mina de Agua Mineral Resources with an effective date of December 31, 2014
(based on estimates prepared under the supervision of Jesus M. Velador Beltran)

LA GUITARRA, NAZARENO AND MINA DE AGUA AREA MEASURED AND INDICATED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2014

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA GUITARRA	Measured (UG)	Sulphides	121	170	2.37	305	660	1,185
NAZARENO	Indicated (UG)	Sulphides	262	216	1.00	273	1,820	2,302
MINA DE AGUA	Total Measured and Indicated (UG)	Sulphides	383	201	1.44	283	2,480	3,487

LA GUITARRA - NAZARENO INFERRED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2014

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA GUITARRA NAZARENO MINA DE AGUA	Inferred Total (UG)	Sulphides	560	161	1.26	233	2,904	4,201

Notes:

(1)	Mineral resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Cut-off grade considered for sulphides was 180 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.
(3)	Metallurgical recovery used was 85% for silver and 79% for gold.
(4)	Metal payable used was 95% for silver and 95% for gold.
(5)	Metal prices considered were US$22/oz Ag, US$1,350/oz Au.
(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).
(7)	Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.
(8)	Totals may not add up due to rounding.
(9)	Measured mineral resources and indicated mineral resources are reported inclusive or mineral reserves.

Table 12 is a consolidated summary of mineral resources at the La Guitarra Silver Mine, as of December 31, 2014, as reported in the La Guitarra Silver Mine Technical Report dated March 15, 2015:

TABLE 12
La Guitarra Silver Mine consolidated Mineral Resources with an effective date of December 31, 2014
(based on estimates prepared by Amec Foster Wheeler and First Majestic as detailed above)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

	Measured (UG)	Sulphides	121	170	2.37	305	660	1,185
LA GUITARRA	Indicated (UG)	Sulphides	1,029	335	1.56	424	11,078	14,029
	Total Measured and Indicated (UG)	Sulphides	1,150	318	1.65	412	11,738	15,214

LA GUITARRA INFERRED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2014

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA GUITARRA	Inferred Total (UG)	Sulphides	739	197	1.23	267	4,674	6,343

Notes:

(1)	Mineral resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Cut-off grade considered for sulphides was 180 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.
(3)	Metallurgical recovery used was 85% for silver and 79% for gold.
(4)	Metal payable used was 95% for silver and 95% for gold.
(5)	Metal prices considered were US$22/oz Ag, US$1,350/oz Au.
(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).
(7)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.
(8)	Totals may not add up due to rounding.
(9)	Measured mineral resources and indicated mineral resources are reported inclusive of mineral reserves.

The La Guitarra Silver Mine mineral reserves are estimated from the measured mineral resource and indicated mineral resource blocks by applying modifying factors that include mining dilution and mining extraction. Proven mineral reserves are estimated based on the measured mineral resource blocks and probable mineral reserves are estimated based on the indicated mineral resource blocks. Table 13 shows the most recent mineral reserve estimates for the La Guitarra Silver Mine prepared under the supervision of First Majestic’s internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng. as of December 31, 2014 as reported in the La Guitarra Silver Mine Technical Report dated March 15, 2015.

TABLE 13
La Guitarra Silver Mine Mineral Reserves with an effective date of December 31, 2014
(based on estimates prepared under the supervision of First Majestic’s Qualified Person)

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

	Proven (UG)	Sulphides	91	153	1.84	256	446	745
LA GUITARRA	Probable (UG)	Sulphides	1,217	228	1.00	284	8,911	11,098
	Total Proven and Probable (UG)	Sulphides	1,308	223	1.06	282	9,358	11,843

Notes:

(1)	Mineral reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves estimates, incorporated by reference into NI 43-101.
(2)	Cut-off grade considered for sulphides was 200 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.
(3)	Metallurgical recovery used was 85% for silver and 79% for gold.
(4)	Metal payable used was 95% for silver and 95% for gold.
(5)	Metal prices considered were US$20/oz Ag, US$1,200/oz Au.
(6)	Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).
(7)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.
(8)	Totals may not add up due to rounding.

For the year ended December 31, 2014, First Majestic mined and processed 186,881 tonnes of ore from La Guitarra at an average grade of 127 g/t silver, for a total of 636,301 ounces of silver. For the period ended March 31, 2015, First Majestic mined and processed 45,396 tonnes of ore from La Guitarra at an average grade of 160 g/t silver, for a total of 196,920 ounces of silver.

Summary of Resources and Reserves

Table 14 is a summary of mineral resources and mineral reserves on each of First Majestic’s material properties. For further details please refer to the summary text above with respect to each property and the description in the documents incorporated by reference herein. See “Information Concerning First Majestic - Documents Incorporated by Reference”.

TABLE 14

Proven and Probable Mineral Reserves for the operating mines as of December 31, 2014
(based on internal estimates prepared under supervision of FMS Qualified Person)

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

	Proven (UG)	Oxides	1,084	248	-	-	-	248	8,639	8,639
LA ENCANTADA	Probable (UG)	Oxides	2,115	291	-	-	-	291	19,754	19,754
	Total Proven and Probable (UG)	Oxides	3,199	276	-	-	-	276	28,393	28,393

	Proven (UG)	Oxides	302	219	-	-	-	219	2,119	2,119
	Probable (UG)	Oxides	1,025	213	0.02	-	-	214	7,032	7,061
LA PARRILLA	Total Proven and Probable (UG)	Oxides	1,327	215	0.01	-	-	215	9,152	9,181
	Proven (UG)	Sulphides	585	201	-	1.8	1.9	304	3,784	5,714
	Probable (UG)	Sulphides	1,473	157	0.04	1.5	2.4	261	7,436	12,369
	Total Proven and Probable (UG)	Sulphides	2,057	170	0.03	1.6	2.3	273	11,220	18,083
	Total Proven and Probable (UG)	Oxides + Sulphides	3,384	187	0.02	1.0	1.4	251	20,371	27,264

	Proven (UG)	Oxides	1,024	224	0.18	-	-	237	7,359	7,790
SAN MARTIN	Probable (UG)	Oxides	1,813	188	0.04	-	-	191	10,960	11,107
	Total Proven and Probable (UG)	Oxides	2,837	201	0.09	-	-	207	18,319	18,897

	Proven (UG)	Transition	511	156	0.03	2.0	2.1	231	2,560	3,792
	Probable (UG)	Transition	589	157	0.06	2.6	1.6	224	2,964	4,248
DEL TORO	Total Proven and Probable (UG)	Transition	1,100	156	0.05	2.3	1.8	227	5,523	8,040
	Proven (UG)	Sulphides	1,097	148	0.08	2.7	1.8	229	5,206	8,063
	Probable(UG)	Sulphides	1,991	218	0.18	4.0	3.9	347	13,931	22,218
	Total Proven and Probable (UG)	Sulphides	3,088	193	0.15	3.5	3.2	305	19,138	30,281
	Total Proven and Probable (UG)	Transition + Sulphides	4,187	183	0.12	3.2	2.8	285	24,661	38,321

	Proven (UG)	Sulphides	91	153	1.84	-	-	256	446	745
LA GUITARRA	Probable (UG)	Sulphides	1,217	228	1.00	-	-	284	8,911	11,098
	Total Proven and Probable (UG)	Sulphides	1,308	223	1.06	-	-	282	9,358	11,843

	Total Proven and Probable (UG)	All mineral types	14,915	211	0.15	1.1	1.1	260	101,102	124,718

Notes:

(1)	Mineral reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2)	In all cases, metal prices considered for Mineral Reserves estimates were US$20/oz Ag, US$1,200/oz Au, US$0.95/lb Pb, and US$1.00/lb Zn.
(3)	The Mineral reserves information provided above for La Encantada, La Parrilla, Del Toro and San Martín is based on internal estimates prepared as of December 31, 2014. The information provided was reviewed and validated by the Company’s internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng., who has the appropriate relevant qualifications, and experience in mining and reserves estimation practices.
(4)	Mineral reserve estimates for La Guitarra are based on the La Guitarra Silver Mine Technical Report dated March 15, 2015 compiled by First Majestic with contribution of Amec Foster Wheeler.
(5)	Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section in First Majestic’s AIF.
(6)	The cut-off grades and modifying factors used to convert mineral reserves from mineral resources are different for all mines. The cut-off grades are listed in each mine section in First Majestic’s AIF.

Share Capital

First Majestic’s authorized capital consists of an unlimited number of common shares without par value. First Majestic has no other classes of voting securities. As of the date hereof, a total of 122,210,796 common shares of First Majestic are issued and outstanding. As of the Effective Date, and assuming no SilverCrest Options are exercised and no further common shares of First Majestic are issued upon the exercise of outstanding options prior to the Effective Time, First Majestic will have 155,093,558 common shares issued and outstanding. See “Information Concerning First Majestic - Consolidated Capitalization”.

Each common share ranks equally with all other common shares of First Majestic with respect to dissolution, liquidation or winding-up of First Majestic and payment of dividends. The holders of common shares of First Majestic are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. First Majestic shareholders are entitled to one vote for each common share held of record on all matters to be voted on by such holders. Shareholders are entitled to receive pro rata such dividends as may be declared by the First Majestic Board, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of First Majestic, shareholders are entitled to receive, pro rata, the remaining property of First Majestic, if any, after payment of all debts and liabilities. Shareholders have no redemption, retraction, purchase, pre-emptive or conversion rights.

Pursuant to the BCBCA, the rights attaching to the First Majestic Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of First Majestic as at June 30, 2015, both before and after giving effect to the Arrangement. All amounts are in thousands of dollars, except share amounts. The table should be read in conjunction with First Majestic’s interim condensed consolidated financial statements for the three and six month periods ended June 30, 2015, including the notes thereto, and management’s discussion and analysis in respect thereof and other financial information contained in or incorporated by reference in this Circular.

	As at June 30, 2015		As at June 30, 2015 after giving effect to the Arrangement
Current Liabilities	US$	73,255	US$	89,125
Non-Current Liabilities(1)	US$	150,013	US$	182,913
Share Capital	US$	453,556	US$	586,089
Equity Reserves	US$	56,493	US$	58,939
Retained Earnings	US$	32,922	US$	30,936
Less: Cash and Cash Equivalents	US$	37,742	US$	70,879
Total Capitalization	US$	728,497	US$	877,123
Convertible Securities		8,458,013 options		11,130,098 options

Note:

(1)	Non-current liabilities also include decommissioning liabilities and deferred tax liabilities.

Prior Sales

On April 22, 2015, First Majestic closed a bought deal private placement pursuant to which First Majestic issued an aggregate of 4,620,000 common shares at a price of C$6.50 per common share for gross proceeds of C$30,030,000.

For the 12 month period prior to the date of this Circular, First Majestic has issued the following First Majestic Shares and options to purchase First Majestic Shares listed in the tables below:

Share Issuances

Date	Type of Security Issued	Number of First Majestic Shares issuable upon exercise or conversion	Exercise or conversion price per First Majestic Share		Reason for Issuance
September 16, 2014	Common shares	43,516	C$	10.13	La Guitarra Property
November 24, 2014	Common shares	50,000	C$	3.70	Option exercise
December 10, 2014	Common shares	50,000	C$	3.70	Option exercises
December 11, 2014	Common shares	30,000	C$	3.70	Option exercises
December 12, 2014	Common shares	12,500	C$	3.70	Option exercise
April 22, 2015	Common shares	4,620,000	C$	6.50	Private placement

Option Grants

Date	Type of Security Issued	Number of First Majestic Shares issuable upon exercise or conversion	Exercise or conversion price per First Majestic Share
November 15, 2014	Options	50,000	C$	5.94
January 5, 2015	Options	2,267,055	C$	6.14
February 3, 2015	Options	100,000	C$	8.00
April 6, 2015	Options	112,500	C$	6.90
May 11, 2015	Options	20,000	C$	5.98

Trading Price and Volume

The common shares of First Majestic are listed and posted for trading on the TSX under the trading symbol “FR” and on the NYSE under the trading symbol “AG”.

The following table sets forth the trading price range and volumes of the First Majestic Shares as reported by the TSX for the periods indicated:

Period	High (C$)	Low (C$)	Volume
August 2015 (to August 24)	5.39	3.76	8,479,827
July 2015	6.15	3.94	10,242,500
June 2015	6.54	5.84	4,938,700
May 2015	6.46	5.71	7,155,500
April 2015	7.08	5.85	10,249,000
March 2015	7.67	6.18	8,904,000
February 2015	8.00	6.79	7,610,800
January 2015	8.16	6.14	16,504,900
December 2014	6.04	3.98	15,715,619
November 2014	6.21	4.52	16,271,135
October 2014	8.98	5.45	12,624,081
September 2014	11.02	8.70	5,403,914
August 2014	12.27	10.47	5,652,531

The following table sets forth the trading price range and volumes of the First Majestic Shares as reported by the NYSE for the periods indicated:

Period	High (US$)	Low (US$)	Volume
August 2015 (to August 24)	4.12	2.85	27,460,000
July 2015	4.87	3.02	34,193,400
June 2015	5.32	4.76	24,571,200
May 2015	5.39	4.72	22,361,500
April 2015	5.68	4.81	34,932,300
March 2015	6.13	4.88	41,805,900
February 2015	6.34	5.40	37,893,700
January 2015	6.78	5.22	63,307,700
December 2014	5.12	4.03	81,353,900
November 2014	5.47	4.07	52,677,900
October 2014	7.84	5.13	44,415,000
September 2014	9.89	7.80	21,250,800
August 2014	10.93	9.69	19,300,200

The First Majestic Shares are also listed and posted for trading on the Bolsa Mexicana de Valores under the trading symbol “AG” and quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

Risk Factors

Investing in securities of First Majestic involves a significant degree of risk and must be considered speculative due to the high-risk nature of First Majestic’s business. SilverCrest shareholders should carefully consider the information included or incorporated by reference in this Circular and First Majestic’s historical consolidated financial statements and related notes thereto before making a decision concerning the Arrangement. There are various risks, including those discussed in First Majestic’s AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of First Majestic.

These risk factors, together with all of the other information included, or incorporated by reference in this Circular, including information contained in the section entitled “Forward-Looking Statements” and should be carefully reviewed and considered before a decision to invest in such securities is made.

Auditor, Registrar and Transfer Agent

The auditor of First Majestic is Deloitte LLP, Independent Registered Public Accounting Firm, of Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4.

First Majestic’s transfer agent and registrar is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia and Toronto, Ontario.

Appendix F

INFORMATION CONCERNING FIRST MAJESTIC POST-ARRANGEMENT

General

On completion of the Arrangement, First Majestic will continue to be a corporation existing under the BCBCA and the former SilverCrest Shareholders will be shareholders of First Majestic. After completion of the Arrangement, the business and operations of SilverCrest will be managed and operated as a subsidiary of First Majestic. First Majestic expects that the business and operations of First Majestic and SilverCrest will be consolidated and the principal executive office will be located at First Majestic’s current head office, being 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.

Organization Chart

The following chart shows the corporate relationship between First Majestic and SilverCrest and their material subsidiaries following completion of the arrangement:

Directors and Executive Officers of First Majestic

Information about the current directors and executive officers of First Majestic is as set forth in First Majestic’s AIF, which is incorporated by reference into this Circular. Following the Effective Date, it is anticipated that the First Majestic Board will be comprised of six directors, who are expected to be the current members of the First Majestic Board, being Keith Neumeyer, Ramon Davila, Robert A. McCallum, Douglas Penrose, Tony Pezzotti and David Shaw.

The directors and officers of SilverCrest will be replaced with directors and officers as determined by First Majestic.

Description of Share Capital

The authorized share capital of First Majestic following completion of the Arrangement will continue to be as described under the heading “Information Concerning First Majestic - Share Capital of First Majestic” and the rights and restrictions of the First Majestic Shares will remain unchanged. The capitalization of First Majestic will change as a result of the consummation of the Arrangement to reflect the issuance of the First Majestic Shares and the Replacement Options as contemplated in the Arrangement Agreement. See “Information Concerning First Majestic - Consolidated Capitalization”.

Selected First Majestic Unaudited Pro Forma Consolidated Financial Information

The selected unaudited pro forma consolidated financial information of First Majestic set forth below should be read in conjunction with First Majestic’s unaudited pro forma condensed consolidated financial statements and the accompanying notes thereto attached as Appendix G to this Circular. The unaudited pro forma condensed consolidated statement of financial position has been prepared from the unaudited condensed consolidated statements of financial position of each of First Majestic and SilverCrest as at June 30, 2015 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on June 30, 2015. The unaudited pro forma consolidated statement of loss for the year ended December 31, 2014 has been prepared from the audited statement of loss of First Majestic for the year ended December 31, 2014 and from the audited statement of operations and comprehensive earnings (loss) of SilverCrest for the year ended December 31, 2014 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2014. The unaudited pro forma condensed consolidated statement of (loss) earnings for the six months ended June 30, 2015 has been prepared from the unaudited statement of loss (earnings) of First Majestic for the six months ended June 30, 2015 and from the unaudited statement of operations and comprehensive earnings (loss) of SilverCrest for the six months ended June 30, 2015 and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2014.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between First Majestic and SilverCrest. The unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements of First Majestic and the accompanying notes included in Appendix G to this Circular.

All amounts are in thousands of dollars.

	As at June 30, 2015(1)
Statement of Financial Position
Cash and cash equivalents	US$	70,879
Total current assets	US$	131,635
Total assets	US$	948,002

Total current liabilities	US$	89,125
Total liabilities	US$	272,038

Total equity	US$	675,964
Total liabilities and equity	US$	948,002
(1) Totals may not sum due to rounding

	Year ended December 31, 2014(1)
Statement of Income
Revenues	US$	290,606
Cost of sales (excludes depletion, depreciation and amortization)	US$	178,440
Mine operating earnings	US$	44,000

General and administrative expenses	US$	25,897

Operating loss	US$	(93,642)

Loss before income taxes	US$	(81,210)

Income taxes	US$	(18,549)

Net loss for the year	US$	(62,661)

Note:

(1)	Totals may not sum due to rounding.

Post-Arrangement Shareholdings and Principal Shareholders

Assuming that no SilverCrest Optionholders exercise their SilverCrest Options before completion of the Arrangement, it is expected that pursuant to the Arrangement, SilverCrest Shareholders will receive approximately 32,882,762 First Majestic Shares in exchange for all of the outstanding SilverCrest Shares. Immediately following completion of the Arrangement, current First Majestic shareholders will hold approximately 79.2% of the First Majestic Shares issued and outstanding, while the former SilverCrest Shareholders will hold approximately 20.8% of the First Majestic Shares issued and outstanding (on a non-diluted basis).

To the knowledge of the directors and officers of First Majestic, following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of First Majestic carrying 10% or more of the voting rights attached to any class of voting securities of First Majestic.

Appendix G

FIRST MAJESTIC UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

G-1

FIRST MAJESTIC SILVER CORP.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2015

AND

FOR THE YEAR ENDED DECEMBER 31, 2014

(UNAUDITED)

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

G-2

First Majestic Silver Corp.

PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT JUNE 30, 2015

(Unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

					First Majestic
					Pro Forma
	First Majestic	SilverCrest	Note	Pro Forma	Condensed
	Silver Corp.	Mines Inc.	4	Adjustments	Consolidated
Assets

Current assets
Cash and cash equivalents	$37,742	$36,397	a	$754	$70,879
			i	(4,014)
Trade and other receivables	14,178	96	b	7,213	21,487
Tax receivables	-	11,206	b	(7,213)	3,993
Inventories	16,144	10,274	d	3,404	29,822
Other financial assets	2,468	177	j	445	3,090
Prepaid expenses and other	1,798	566		-	2,364
Total current assets	72,330	58,716		589	131,635

Non-current assets
Mining interests	428,704	17,961	c	30,627	472,744
			f	(4,378)
			i	(170)
Property, plant and equipment	258,728	103,444	c	(30,627)	331,527
			i	(18)
Deposits on non-current assets	3,474	-		-	3,474
Inventories	-	5,619		-	5,619
Other investments	3,003	-		-	3,003
Total assets	$766,239	$185,740		$(3,977)	$948,002

Liabilities and Equity		51,002

Current liabilities
Trade and other payables	$34,681	$4,808	e	$8,156	$47,645
Current portion of prepayment facilities	25,710	-		-	25,710
Current portion of lease obligations	10,190	-		-	10,190
Deferred revenue	-	1,886		-	1,886
Income taxes payable	2,674	1,020		-	3,694
Total current liabilities	73,255	7,714		8,156	89,125

Non-current liabilities
Prepayment and debt facilities	17,546	15,000		-	32,546
Lease obligations	11,558	-		-	11,558
Decommissioning liabilities	15,051	3,640		-	18,691
Deferred revenue	-	2,608		-	2,608
Other liabilities	1,933	-		-	1,933
Deferred tax liabilities	103,925	11,906	g	(254)	115,577
Total liabilities	$223,268	$40,868		$7,902	$272,038

Equity

Shareholders' equity
Share capital	$453,556	$128,777	h	132,533	$586,089
			k	(128,777)
Equity reserves	56,493	5,043	h	2,446	58,939
			k	(5,043)
Retained earnings	32,922	11,052	e	(1,986)	30,936
			k	(11,052)
Total equity	542,971	144,872		(11,879)	675,964
Total liabilities and equity	$766,239	$185,740		$(3,977)	$948,002

The accompanying notes are an integral part of the pro forma condensed consolidated financial statements

G-3

First Majestic Silver Corp.

PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF (LOSS) EARNINGS

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(Unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

					First Majestic
					Pro Forma
	First Majestic	SilverCrest	Note	Pro Forma	Condensed
	Silver Corp.	Mines Inc.	4	Adjustments	Consolidated

Revenues	$108,759	$40,244		$-	$149,003

Cost of sales (excludes depletion, depreciation and amortization)	65,650	20,514		-	86,164
Gross margin	43,109	19,730		-	62,839

Depletion, depreciation and amortization	34,672	6,094	l	(234)	40,532
Mine operating earnings	8,437	13,636		234	22,307

General and administrative expenses	8,568	2,594		-	11,162
Share-based payments	3,153	768		-	3,921
Accretion of decommissioning liabilities	389	186		-	575
Foreign exchange (gain) loss	(2,174)	558		-	(1,616)
Operating (loss) earnings	(1,499)	9,530		234	8,265

Investment and other (loss) income	447	143		-	590
Finance costs	(2,665)	(388)		-	(3,053)

(Loss) earnings before income taxes	(3,717)	9,285		234	5,802

Income taxes
Current income tax expense	1,412	558		-	1,970
Deferred income tax (recovery) expense	(1,446)	2,349	m	82	985
	(34)	2,907		82	2,955
Net (loss) earnings for the period	$(3,683)	$6,378		$152	$2,847

(Loss) earnings per common share - basic and diluted	$(0.03)	$0.05			$0.02

Weighted average shares outstanding - basic and diluted	119,355,855	118,753,205			152,501,672

The accompanying notes are an integral part of the pro forma condensed consolidated financial statements

G-4

First Majestic Silver Corp.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

					First Majestic
					Pro Forma
	First Majestic	SilverCrest	Note	Pro Forma	Condensed
	Silver Corp.	Mines Inc.	4	Adjustments	Consolidated

Revenues	$245,473	$45,133		$-	$290,606

Cost of sales (excludes depletion, depreciation and amortization)	154,843	23,597		-	178,440
Gross margin	90,630	21,536		-	112,166

Depletion, depreciation and amortization	60,466	8,168	l	(468)	68,167
Mine operating earnings	30,164	13,368		468	44,000

General and administrative expenses	19,393	6,504		-	25,897
Share-based payments	7,320	2,263		-	9,583
Accretion of decommissioning liabilities	801	303		-	1,104
Impairment of non-current assets	101,950	4,956		-	106,906
Foreign exchange (gain) loss	(6,312)	463		-	(5,849)
Operating loss	(92,988)	(1,121)		468	(93,642)

Investment and other income	18,627	926		-	19,553
Finance costs	(6,576)	(545)		-	(7,121)

Loss before income taxes	(80,937)	(740)		468	(81,210)

Income taxes
Current income tax expense	7,682	262		-	7,944
Deferred income tax (recovery) expense	(27,171)	514	m	164	(26,493)
	(19,489)	776		164	(18,549)
Net loss for the year	$(61,448)	$(1,516)		$304	$(62,661)

Loss per common share - basic and diluted	$(0.52)	$(0.01)			$(0.42)

Weighted average shares outstanding - basic and diluted	117,444,276	116,911,616			150,590,093

The accompanying notes are an integral part of the pro forma condensed consolidated financial statements

G-5

First Majestic Silver Corp.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

1.	DESCRIPTION OF THE TRANSACTION

On July 27, 2015, First Majestic Silver Corp. (“First Majestic” or the “Company”) and SilverCrest Mines Inc. (“SilverCrest”) jointly announced that they have entered into a definitive agreement (the "Arrangement Agreement") pursuant to which First Majestic has agreed to acquire all of the issued and outstanding common shares of SilverCrest for a consideration of 0.2769 common shares of First Majestic (the "Exchange Ratio") and CAD$0.0001 in cash per common share of SilverCrest. Outstanding SilverCrest stock options will be exchanged for equivalent fully vested options of First Majestic based on the Exchange Ratio.

In connection with the Arrangement Agreement, each SilverCrest shareholder will also receive 0.1667 common shares in a newly formed company (“New SilverCrest”) for each SilverCrest common share held. SilverCrest will transfer the Las Chispas, Cruz de Mayo, Angel de Plata, Huasabas and Estacion Llano exploration properties located in northern Mexico, as well as CAD$5.25 million in cash and certain other assets currently owned by SilverCrest to New SilverCrest. First Majestic will transfer its Guadalupe exploration property located in Durango, Mexico to New SilverCrest and will own approximately 9.9% of the shares of New SilverCrest following completion of the transaction.

The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of SilverCrest, and approval by the "majority of the minority", being a majority of the votes cast by SilverCrest shareholders other than J. Scott Drever, N. Eric Fier and Barney Magnusson, whose votes will not be included in determining minority approval pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. The transaction will also require the approval of a simple majority of the shareholders of First Majestic in accordance with the rules of the TSX and the NYSE. The special meetings of shareholders of SilverCrest and First Majestic are expected to take place in late September 2015.

These unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisition by First Majestic of all of the outstanding shares of SilverCrest.

2.	BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated statements of financial position of First Majestic as at June 30, 2015 and the unaudited pro forma consolidated statements of (loss) earnings for the six months ended June 30, 2015 and for the year ended December 31, 2014 have been prepared, for illustrative purposes only, to give effect to the proposed acquisition of SilverCrest by First Majestic pursuant to the assumptions described in notes 3 and 4 of these unaudited pro forma condensed consolidated financial statements. These unaudited pro forma condensed consolidated financial statements have been prepared based on financial statements which were in accordance with International Financial Reporting Standards (“IFRS”) and have been compiled from the following historical information:

a)	Pro forma condensed consolidated statements of financial position combining:
i)	The unaudited condensed interim consolidated statements of financial position of First Majestic as at June 30, 2015; and
ii)	The unaudited condensed interim consolidated statements of financial position of SilverCrest as at June 30, 2015.

b)	Pro forma condensed consolidated statements of (loss) earnings for the six months ended June 30, 2015 combining:
i)	The unaudited condensed consolidated interim statements of (loss) earnings of First Majestic for the three and six months ended June 30, 2015; and
ii)	The unaudited condensed consolidated interim statements of operations and comprehensive earnings of SilverCrest for the three and six months ended June 30, 2015.

c)	Pro forma consolidated statements of loss for the year ended December 31, 2014 combining:
i)	The audited consolidated statements of loss of First Majestic for the year ended December 31, 2014; and
ii)	The audited consolidated statements of operations and comprehensive loss of SilverCrest for the year ended December 31, 2014.

Notes Page 1 G-6

First Majestic Silver Corp.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

2.	BASIS OF PRESENTATION (continued)

The pro forma condensed consolidated statements of financial position as at June 30, 2015 has been prepared as if the transactions described in notes 3 and 4 had occurred on June 30, 2015. The pro forma consolidated statements of income for the six months ended June 30, 2015 and for the year ended December 31, 2014 have been prepared as if the transactions described in notes 1, 3 and 4 had occurred on January 1, 2014.

The unaudited pro forma condensed consolidated financial statements are not intended to reflect the financial performance or the financial position of First Majestic, which would have actually resulted had the transactions been effected on dates indicated. Actual amounts recorded upon consummation of the agreement will likely differ from those recorded in the unaudited pro forma condensed consolidated financial statements information. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair value of assets acquired and liabilities assumed, the market price of the related common shares and stock options. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the financial performance that may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of First Majestic and SilverCrest for the year ended December 31, 2014, and notes thereto; as well as the unaudited interim condensed consolidated financial statements of First Majestic and SilverCrest for the three and six months ended June 30, 2015.

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in First Majestic’s audited consolidated financial statements as at December 31, 2014. In preparing the unaudited pro forma condensed consolidated financial statements, a review was undertaken to identify accounting policy differences between First Majestic and SilverCrest where the impact was potentially material. The significant accounting policies of SilverCrest conform in all material respects to those of First Majestic.

3.	PRO FORMA PURCHASE PRICE ALLOCATION

These unaudited pro forma condensed consolidated financial statements have been prepared on the assumption that a total of 33,145,817 First Majestic common shares will be issued in exchange for (a) 118,753,205 SilverCrest shares outstanding as at June 30, 2015 and (b) 950,000 SilverCrest shares expected to be issued on the exercise of in-the-money SilverCrest options that will expire before closing of the transaction. The value of the First Majestic common shares issued was calculated based on the closing price of First Majestic common shares on August 20, 2015 of CAD$5.23 for the purpose of preparing these consolidated pro forma financial statements. The final common share purchase consideration will be determined based on the market price of First Majestic’s common shares on the closing date of the acquisition.

The transaction has an estimated total consideration of $135.0 million including the following items at June 30, 2015:

i)	33,145,817 First Majestic common shares at $4.00 per share (CAD$5.23) for total share consideration of $132.5 million;
ii)	2,672,085 First Majestic replacement options with fair value of $2.4 million;
iii)	Cash payment of $9,000 (CAD$12,000) as a result of cash consideration of CAD$0.0001 per SilverCrest share.

Notes Page 2 G-7

First Majestic Silver Corp.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.	PRO FORMA PURCHASE PRICE ALLOCATION (continued)

The fair value of the First Majestic replacement options was determined using a Black-Scholes model using the following weighted average assumptions:

Weighted average exercise price (CAD$)	$6.58
Weighted average fair value at grant date (CAD$)	$1.20
Average risk-free interest rate (%)	0.71%
Expected life (years)	2.97
Expected volatility (%)	44.00%

The transaction will be accounted for as a business combination. First Majestic has allocated the consideration estimating the fair value of the non-mining interest net assets to be equal to their carrying value, with the exception of finished goods inventory which have been adjusted to their estimated fair value. The balance of the consideration has been estimated to be the fair value of the acquired mining interests resulting in a $4.4 million pro-forma adjustment to mining interests. A deferred income tax asset of $0.3 million arising from temporary difference on purchase price allocation is recognized as a result of the fair value adjustments to inventories and mining interests.

The preliminary allocation of the purchase price for the purposes of these unaudited pro forma condensed consolidated financial statements is summarized in the table below:

Total Consideration

33,145,817 First Majestic shares at $4.00 (CAD$5.23) per share	$132,533
2,672,085 First Majestic replacement options	2,446
Cash paid	9
Total consideration	$134,988

Allocation of Purchase Price

Cash and cash equivalents	$33,146
Inventories	13,678
Other financial assets	445
Other working capital items	(1,839)
Non-current inventories	5,619
Property, plant and equipment	72,817
Mining interests	44,022
Decommissioning liabilities	(3,640)
Debt facility	(15,000)
Deferred revenue	(2,608)
Deferred tax liabilities	(11,652)
Net assets acquired	$134,988

Notes Page 3 G-8

First Majestic Silver Corp.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

3.	PRO FORMA PURCHASE PRICE ALLOCATION (continued)

The Company will complete a full and detailed valuation of the fair value of the net assets of SilverCrest acquired with the assistance of an independent third party. Additionally, the consideration given by First Majestic will be valued at the date of closing of the transaction and therefore the final consideration may be significantly different from that used in this pro forma information. A change of CAD$1.00 in the First Majestic share price would increase or decrease the consideration expected to be transferred by approximately $25.3 million. Therefore, it is likely that the purchase price and fair values of assets and liabilities acquired will vary from those shown below and the differences may be material. The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities up to the date of the transaction, and as further analysis (including the identification of intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown above) is completed. Consequently, the actual allocation of the purchase price may result in different adjustments than those in the unaudited pro forma condensed consolidated statements of financial position.

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the business combination of SilverCrest had occurred on June 30, 2015.

a)	To record $0.8 million (CAD$1.0 million) proceeds from SilverCrest shares expected to be issued on the exercise of in-the-money SilverCrest options that will expire before closing of the transaction.
b)	To reclassify $7.2 million in value added taxes receivable from income taxes receivable to trade and other receivables to conform with presentation of First Majestic’s financial statements.
c)	To reclassify $30.6 million in mine development costs from property, plant and equipment to mining interests to conform with presentation of First Majestic’s financial statements.
d)	To record finished goods inventories at their estimated fair value based on the June 30, 2015 spot gold and silver prices of $1,171 per ounce and $15.70 per ounce, respectively, net of estimated smelting and refining costs of $0.1 million.
e)	To record the estimated costs to be incurred by First Majestic ($2.0 million) and SilverCrest ($6.1 million) for transaction and change of control costs.
f)	To record the estimated fair value of the acquired mining interests based on the unallocated purchase consideration resulting in a $4.4 million pro-forma adjustment to mining interests.
g)	To record the deferred tax effect due to adjustments d) and f) above at the Mexican effective tax rate of 35.25%.
h)	To record the issuance of 33,145,817 First Majestic common shares recorded at a price of $4.00 (CAD$5.23) per share being the closing price of First Majestic’s shares at August 20, 2015 and the fair value of 2,672,085 First Majestic replacement options to be issued.
i)	To record assets to be transferred into New SilverCrest as described in Note 1 above, including the following:

Cash and cash equivalents	$(4,014)
Property, plant and equipment	(18)
Mining interests	(170)
Assets Transferred into New SilverCrest	$(4,202)

j)	To record First Majestic’s 9.9% interest in New SilverCrest following completion of the transaction, as described in Note 1 above.
k)	Elimination of historical equity of SilverCrest on acquisition.

Notes Page 4 G-9

First Majestic Silver Corp.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (continued)

The unaudited pro forma consolidated statements of income for the six months ended June 30, 2015 and year ended December 31, 2014 reflect the following adjustments as if the business combination had occurred on January 1, 2014:

l)	To adjust depletion, depreciation and amortization as a result of the decreased value of mining interests attributed to the Santa Elena Mine arising from the purchase price allocation.
m)	To record the deferred tax recovery at 35.25%, the effective tax rate in Mexico, relating to adjustments to depletion, depreciation and amortization costs arising from purchase price allocation per l) above.

5.	SHARE CAPITAL

First Majestic’s issued and outstanding shares, after reflecting the additional shares resulting from transactions described in notes 1, 3 and 4 at June 30, 2015, are as follows:

	Number of shares	Amount
Authorized
Unlimited common shares without par value

Issued
First Majestic common shares outstanding at June 30, 2015	122,214,640	$453,556
First Majestic common shares issued for the acquisition of SilverCrest	33,145,817	132,533
Pro forma balance, June 30, 2015	155,360,457	$586,089

6.	PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding for First Majestic have been adjusted to reflect the additional shares resulting from transactions described in notes 1, 3 and 4 effective January 1, 2014.

	Six Months Ended	Year Ended
	June 30, 2015	December 31, 2014
Weighted average number of shares on issue - basic and diluted	119,355,855	117,444,276
Adjustments for estimated shares to be issued for acquisition	33,145,817	33,145,817
Pro forma weighted average number of shares on issue - basic and diluted	152,501,672	150,590,093

Notes Page 5 G-10

APPENDIX H

INFORMATION CONCERNING SILVERCREST METALS INC.

No securities regulatory authority (including, without limitation, any securities regulatory authority of any Canadian province or territory, the United States Securities and Exchange Commission, or any securities regulatory authority of any U.S. State) has expressed an opinion about the securities described herein and it is an offence to claim otherwise.

Notice to Reader	2
Corporate Structure and History	2
Description of the Business	3
Properties of New SilverCrest	6
Available Funds and Principal Purposes	11
Selected Financial Information	12
Management’s Discussion and Analysis	13
Description of Share Capital of New SilverCrest	13
Market for Securities	14
Dividend Policy	14
Consolidated Capitalization	14
Prior Sales	15
Principal Shareholders of New SilverCrest	15
Escrowed Securities	15
Directors and Officers of New SilverCrest	16
Executive Compensation	22
Options and Other Rights to Purchase Securities of New SilverCrest	26
Indebtedness of Directors and Executive Officers	29
Audit Committee	29
Corporate Governance	30
Risk Factors	33
Interest of Management in Material Transactions	41
Material Contracts	41
Auditors, Transfer Agent and Registrar	42
Legal Matters	42
Interests of Experts	42
Promoter	42

SCHEDULES

Schedule I	Audited Financial Statements of SilverCrest Metals Inc. for the period June 23, 2015 to June 30, 2015

Schedule II	(I) Audited Carve-Out Financial Statements of the Exploration Properties Business of SilverCrest Mines Inc. for the years ended December 31, 2014 and 2013 (II) Unaudited Interim Financial Statements of the Exploration Properties Business of SilverCrest Mines Inc. for the three and six month period ended on June 30, 2015 and 2014

Schedule III	Unaudited Pro-Forma Financial Statements of SilverCrest Metals Inc. for the year ended December 31, 2014 and the six month period ended June 30, 2015 after giving effect to the Arrangement

Schedule IV	Management’s Discussion and Analysis of SilverCrest Metals Inc. for the period of June 23, 2015 to June 30, 2015

Schedule V	Management’s Discussion and Analysis of the Exploration Properties Business of SilverCrest Mines Inc. for the year ended December 31, 2014 and for the six month period ended June 30, 2015

Schedule VI	Audit Committee Charter

Schedule VII	Mandate of the Board of SilverCrest Metals Inc.

Notice to Reader

The following is a summary of the principal features of SilverCrest Metals Inc. (“New SilverCrest”) and its business and operations which should be read together with the other information and financial statements contained in the management information circular (the “Circular”) of SilverCrest Mines Inc. (“SilverCrest”), to which this Appendix H is attached. The information contained in this Appendix H, unless otherwise indicated, is provided as of August 24, 2015, the date of the Circular. All capitalized terms used in this Appendix H that are not otherwise defined herein have the meanings ascribed to such terms elsewhere in the Circular.

The Arrangement provides SilverCrest Shareholders with the opportunity to participate in New SilverCrest. Assuming the Arrangement Resolution is approved and other conditions to completion are satisfied, immediately following the Effective Time, a SilverCrest Shareholder (other than a Dissenting Shareholder) will receive, for each SilverCrest Share held or to which the SilverCrest Shareholder would otherwise be entitled upon the surrender or exercise of SilverCrest Options prior to the Effective Date, 0.1667 of a New SilverCrest Share and New SilverCrest will own the New SilverCrest Assets (as defined below).

The information concerning New SilverCrest contained in this Appendix H has been provided by SilverCrest. Although First Majestic has no knowledge that would indicate that any of the information provided by SilverCrest is untrue or incomplete, First Majestic does not assume any responsibility for the accuracy or completeness of such information or the failure by SilverCrest to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to First Majestic.

No securities regulatory authority (including, without limitation, any securities regulatory authority of any Canadian province or territory, the United States Securities and Exchange Commission, or any securities regulatory authority of any U.S. State) or stock exchange has expressed an opinion about the Arrangement or the New SilverCrest Shares to be issued pursuant to the Arrangement and it is an offence to claim otherwise.

Unless otherwise indicated herein, references to “C$” or “Canadian dollars” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. See also in the Circular “Forward-Looking Statements”.

Corporate Structure and History

New SilverCrest was incorporated under the name “1040669 B.C. Ltd.” under the BCBCA on June 23, 2015 for the purposes of completing the Arrangement. The Notice of Articles of New SilverCrest was subsequently amended on August 11, 2015 to change the name of the company to “SilverCrest Metals Inc.”

New SilverCrest has not carried on any active business since incorporation. See in this Appendix H, “Description of the Business — Acquisition of the New SilverCrest Assets”. New SilverCrest is not a reporting issuer (or the equivalent) in any jurisdiction. New SilverCrest intends to file an application with the TSX Venture Exchange (“TSX-V”) for listing of the New SilverCrest Shares following completion of the Arrangement. Listing of the New SilverCrest Shares will be subject to New SilverCrest meeting all of the listing terms and conditions of the TSX-V. Upon completion of the Arrangement, New SilverCrest expects to become a reporting issuer (or the equivalent) in all of the provinces of Canada except Quebec.

New SilverCrest is currently a wholly-owned subsidiary of SilverCrest. At the Effective Time, New SilverCrest will cease to be a wholly-owned subsidiary of SilverCrest and it is expected that 100% of the New SilverCrest Shares will be owned by Former SilverCrest Shareholders (other than Dissenting Shareholders). First Majestic will hold approximately 9.9% of the then issued New SilverCrest Shares. Pursuant to the Arrangement, New SilverCrest will acquire the New SilverCrest Assets and assume the New SilverCrest Transferred Liabilities (other than the liabilities relating solely to the SilverCrest Transferred Properties). Following completion of the Arrangement, New SilverCrest intends to be engaged in the exploration and, if appropriate, the development of the New SilverCrest Exploration Properties (as defined below) as well as the acquisition of additional exploration and development properties. See in this Appendix H, “Description of the Business”. In addition, New SilverCrest will have approximately C$5,250,000 in cash to pursue its exploration business. See in this Appendix H, “General Description of the Business” and “Available Funds”, and see in the Circular, “The Arrangement”.

While New SilverCrest plans to obtain a listing for the New SilverCrest Shares, there can be no assurance when, or if, the New SilverCrest Shares will be listed on the TSX-V or on any other stock exchange. As at the date of the Circular, there is no market through which the New SilverCrest Shares to be distributed pursuant to the Arrangement may be sold and New SilverCrest Shareholders may not be able to resell the New SilverCrest Shares to be distributed to them pursuant to the Arrangement. This may affect the pricing of the New SilverCrest Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the New SilverCrest Shares, and the extent of the regulations to which New SilverCrest is subject. See in this Appendix H, “Market for Securities” and “Risk Factors”.

The head office of New SilverCrest is located at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1. The registered office of New SilverCrest is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4.

New SilverCrest currently has one subsidiary, Compañía Minera La Llamarada, SA de CV, a company governed by the laws of Mexico (“New SilverCrest Sub”), which will hold the New SilverCrest Exploration Properties. Other than New SilverCrest Sub, upon completion of the Arrangement New SilverCrest will have no subsidiaries and no interest in any partnership, corporation or other business organization.

Description of the Business

General Description of the Business

New SilverCrest has as its focus, the further exploration and, if appropriate, development of the New SilverCrest Exploration Properties as well as the acquisition, exploration and development of properties that it considers to have potential for base mineral and precious metals discoveries in Mexico. New SilverCrest’s strategy will be to create shareholder value through the acquisition, exploration, advancement and development of mineral properties.

At the Effective Time, New SilverCrest will acquire the following mineral claims (whether patented or unpatented), concessions, leases, licenses, surface rights or other mineral rights and other interests from SilverCrest (other than the Guadalupe Property (as defined below) which will be acquired from First Majestic) in respect of:

1.	the Cruz de Mayo exploration property located in Sonora, Mexico (the “Cruz de Mayo Property”);

2.	the Las Chispas exploration property located in Sonora, Mexico;

3.	the Angel de Plata exploration property located in Sonora, Mexico;

4.	the Huasabas exploration property located in Sonora, Mexico;

5.	the Estacion Llano exploration property located in Sonora, Mexico; and

6.	the Guadalupe exploration property located in Durango, Mexico (the “Guadalupe Property”),

(collectively, the “New SilverCrest Exploration Properties”).

Of the New SilverCrest Exploration Properties, management of New SilverCrest considers the Cruz de Mayo Property to be material for the purposes of NI 43-101. See in this Appendix H, “Properties — The Cruz de Mayo Property”. The remaining properties are each in a preliminary stage and exploration to date on these properties by SilverCrest has been minimal.

At the Effective Time, New SilverCrest will also acquire (i) the SilverCrest name and logo, (ii) the office lease or a sublease of SilverCrest’s existing offices located at Suites 501 and 503, 570 Granville Street, Vancouver, British Columbia (the “New SilverCrest Offices”), and (iii) all office furniture, office equipment or office supplies located at the New SilverCrest Offices and all associated computer software licenses (collectively, with the New SilverCrest Exploration Properties, the “New SilverCrest Assets”). For a summary of the agreements relating to the transfer from SilverCrest and First Majestic to New SilverCrest of the New SilverCrest Assets, see in this Appendix H, “Description of the Business — Acquisition of the New SilverCrest Assets” below.

Business Objectives and Operations

The primary business objective of New SilverCrest is to attempt to achieve growth by advancing the exploration on the New SilverCrest Exploration Properties and through the acquisition of additional mineral properties.

New SilverCrest will consider additional acquisitions of mineral property interests, or corporations holding mineral property interests, on a going-forward basis after the Effective Time, with the objectives of: (i) creating additional value for shareholders through the acquisition of additional mineral exploration properties; and (ii) helping to minimize exploration risk by attempting to diversify New SilverCrest’s property portfolio. Although New SilverCrest believes that the current exploration prospects for the Cruz de Mayo Property are positive and the other New SilverCrest Exploration Properties show considerable upside potential, mineral exploration in general is both uncertain and subject to fluctuating commodity prices resulting from changing trends in supply and demand. As a result, New SilverCrest believes that by acquiring additional mineral properties, some of which may be prospective in other commodities, it will be better able to minimize overall exploration risk and risks associated with fluctuating commodities. Accordingly, New SilverCrest may seek to acquire additional mineral resource properties in the near future. However, there can be no assurance that New SilverCrest will be able to identify suitable additional mineral properties, that New SilverCrest will have sufficient financial resources to acquire such mineral properties, or that such properties will be available on terms acceptable to New SilverCrest or at all.

In determining whether to make an expenditure to acquire an additional mineral property that New SilverCrest considers prospective, the New SilverCrest Board will consider criteria such as the exploration history of the properties, their location, or a combination of these and other factors. There can be no assurances that New SilverCrest will be able to identify any such properties, or to acquire any such properties on favourable terms. Risk factors to be considered in connection with New SilverCrest’s search for and acquisition of additional mineral properties include the significant expenses required to locate and establish mineral reserves; the fact that expenditures made by New SilverCrest may not result in discoveries of commercial quantities of minerals; environmental risks; risks associated with land title, option and/or joint venture agreements, and property disputes; the competition faced by New SilverCrest; and the potential failure of New SilverCrest to generate adequate funding for any such acquisitions. As New SilverCrest’s portfolio of properties grows, New SilverCrest anticipates that there will be a greater emphasis on the exploration of such properties, with the long-term goal of developing the properties and achieving commercial production. New SilverCrest may enter into partnerships or joint ventures in order to fully exploit the exploration and production potential of its exploration assets.

Acquisition of the New SilverCrest Assets

At the Effective Time, New SilverCrest will have entered into a conveyance agreement (the “SilverCrest Conveyance Agreement”) with SilverCrest to effect the sale and transfer of the New SilverCrest Assets, other than the Guadalupe Property, (the “SilverCrest Transferred Properties”) and will have entered into a conveyance agreement (the “First Majestic Conveyance Agreement”) with First Majestic to effect the sale and transfer of the Guadalupe Property. The particulars of these conveyance agreements are set out below.

Pursuant to and on the terms and conditions set out in the SilverCrest Conveyance Agreement, SilverCrest will subscribe for and New SilverCrest will issue to SilverCrest such number of fully paid and non assessable New SilverCrest Shares as is equal to the total number of SilverCrest Shares issued and outstanding at the Effective Time (other than SilverCrest Shares held by Dissenting Shareholders) multiplied by 0.1667 for an aggregate purchase price of C$5,291,635 and, in satisfaction of such purchase price, SilverCrest will (i) pay to New SilverCrest cash in the amount of C$5,250,000, (ii) transfer to New SilverCrest all right, title and interest which it holds in and to (or, in the case of (B), at the discretion of First Majestic, arrange for a sublease of) (A) the SilverCrest name and logo, (B) the office lease of SilverCrest relating to SilverCrest’s existing offices located at Suites 501 and 503, 570 Granville Street, Vancouver, British Columbia, and (C) all office furniture, office equipment or office supplies located at such office location and all associated computer software licenses; (iii) endorse over to New SilverCrest the non interest bearing demand promissory note (the “Nusantara Note”) issued to SilverCrest by its subsidiary, Nusantara de Mexico S.A. de C.V., in the amount of C$24,235, which note will be immediately assigned by New SilverCrest to New SilverCrest Sub; and (iv) assume all of the SilverCrest Transferred Liabilities (other than SilverCrest Transferred Liabilities relating solely to the SilverCrest Transferred Properties).

Pursuant to and on the terms and conditions set out in the SilverCrest Conveyance Agreement, SilverCrest shall cause its subsidiaries to assign and transfer to New SilverCrest Sub and New SilverCrest shall cause New SilverCrest Sub to accept all right, title and interest in and to the SilverCrest Transferred Properties for an aggregate purchase price of C$24,235 and, in satisfaction of such purchase price, New SilverCrest Sub will (i) set-off the Nusantara Note against the cash portion of such purchase price and will surrender the Nusantara Note for cancellation; and (ii) assume all of the SilverCrest Transferred Liabilities relating solely to the SilverCrest Transferred Properties;

Pursuant to and on the terms and conditions set out in the First Majestic Conveyance Agreement, First Majestic will subscribe for and New SilverCrest will issue to First Majestic such number of fully-paid and non-assessable New SilverCrest Shares as is equal to the number of New SilverCrest Shares issued to SilverCrest under the SilverCrest Conveyance Agreement multiplied by 0.1099 for an aggregate purchase price equal the aggregate purchase price under the SilverCrest Conveyance Agreement multiplied by 0.1099. The purchase price will be satisfied by First Majestic causing First Majestic Sub to assign and transfer to New SilverCrest Sub all right, title and interest in and to the Guadalupe Property.

See in the Circular, “The Arrangement — Description of the Arrangement”.

Environmental Regulation

All aspects of New SilverCrest’s field operations will be subject to environmental regulations and generally will require approval by appropriate regulatory authorities prior to commencement. Any failure to comply could result in fines and penalties. With all projects at the exploration stage, the financial and operational impact of environmental protection requirements is minimal. Should any projects advance to the production stage, then more time and money would be involved in satisfying environmental protection requirements. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breaches of such requirements may also result in suspension or revocation of necessary licenses and authorizations, potential civil liability and the imposition of fines and penalties, all of which might have a significant negative impact on New SilverCrest. New SilverCrest intends to maintain a policy of operating its business in compliance with all environmental regulations.

Social and Environmental Policies

New SilverCrest will operate under principles of environmental and sociological best practices, and it will be its objective to be a responsible operator and friendly neighbour. New SilverCrest’s goal will be to work with community stakeholders to make positive contributions to local economic development. New SilverCrest intends to place a priority on hiring local workers and assisting in supporting local community development projects, where it can.

Employees

As of the date of the Circular, the sole employees of New SilverCrest are N. Eric Fier as President and Chief Executive Officer and Barney Magnusson as Chief Financial Officer. At the Effective Time, New SilverCrest expects to continue to have two (2) employees, with Mr. Fier employed full time and Mr. Magnusson employed part time. New SilverCrest also intends to hire, from time to time, additional employees in the future and contractors and consultants to perform specialized services.

New SilverCrest believes that its success is dependent on the performance of its management and key employees, many of whom will have specialized knowledge and skills relating to the precious metals and mineral exploration business. New SilverCrest believes it will have adequate personnel with the specialized skills required to successfully carry out its operations.

Competitive Conditions

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. New SilverCrest will compete with numerous companies and individuals that have resources significantly in excess of the resources of New SilverCrest, in the search for (i) attractive mineral properties; (ii) qualified service providers and employees; and (iii) equipment and suppliers.

The ability of New SilverCrest to acquire and explore additional properties depends on its success in exploring and developing its existing property interests and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of New SilverCrest may affect the marketability of any minerals mined or discovered by New SilverCrest.

Market Trends

New SilverCrest’s financial success will depend upon the extent to which it can discover mineralization and the economic viability of developing its properties. Such development may take years to complete and the resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by New SilverCrest will be largely dependent upon factors beyond New SilverCrest’s control, such as the market value of the commodities produced.

There are significant uncertainties regarding the price of minerals and the availability of equity financing for the purposes of mineral exploration and development. New SilverCrest’s future performance is largely tied to the development of its current mineral property interests and the overall financial markets. Current financial markets are likely to be volatile in Canada, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and raising funds. Companies worldwide have been affected negatively by these trends. As a result, New SilverCrest may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting New SilverCrest Shareholders. With continued market volatility and slower worldwide economic growth, New SilverCrest’s strategy is to seek out prospective resource properties to acquire, continue exploring the Cruz de Mayo Property, financing the ongoing exploration of the other New SilverCrest Exploration Properties. New SilverCrest believes this strategy will enable it to meet the near-term challenges presented by the capital markets while maintaining the momentum on key initiatives. These trends may limit New SilverCrest’s ability to develop and/or further explore the Cruz de Mayo Property, the other New SilverCrest Exploration Properties and/or other property interests acquired in the future.

Apart from these and the risk factors noted under the heading “Risk Factors”, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on New SilverCrest’s business, financial condition or results of operations.

Properties of New SilverCrest

If the Arrangement is completed, New SilverCrest will, directly or indirectly, acquire the interests in the New SilverCrest Exploration Properties. Of these properties, management of New SilverCrest considers the Cruz de Mayo Property to be material for the purposes of NI 43-101. The Cruz de Mayo Property is discussed in more detail below.

The Cruz de Mayo Property

The information in this Appendix H with respect to the Cruz de Mayo Property is the executive summary extracted from a technical report entitled “Mineral Resource Estimate for the Cruz de Mayo Property, Sonora, Mexico” effective August 17, 2015 pertaining to the Cruz de Mayo Property (the “Technical Report”) that was commissioned by and prepared for SilverCrest and New SilverCrest by Tetra Tech EBA Inc. in compliance with NI 43-101. Mr. James Barr is a “Qualified Person” and considered “independent” as both those terms are defined in NI 43-101. See in this Appendix H, “Interests of Experts”.

A copy of the Technical Report may be inspected by SilverCrest Shareholders at the head office of SilverCrest at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1 during normal business hours prior to the SilverCrest Meeting, or at the SilverCrest Meeting. It can also be accessed under SilverCrest’s profile on SEDAR at www.sedar.com. Following completion of the Arrangement, the Technical Report will be filed electronically with regulators by New SilverCrest and will be available for public viewing under New SilverCrest’s profile on SEDAR at www.sedar.com.

Property Description and Ownership

The Cruz de Mayo property is located in the State of Sonora, Mexico, approximately 22 km northwest of the town of Cumpas and 163 km north east of Hermosillo. The project is located 35 km directly northeast, and approximately 150 km total distance when travelled by paved road, of the Santa Elena mine. The Cruz de Mayo Property consists of two mineral concessions, Cruz de Mayo 2 and El Gueriguito, combining for a total area of 452 hectares. The Cruz de Mayo Property is to be transferred to New SilverCrest as part of the friendly acquisition of SilverCrest by First Majestic as announced on July 27, 2015. Transfer of property rights to New SilverCrest is currently underway. The shares of New SilverCrest are to be distributed to the shareholders of SilverCrest as a part of the First Majestic Transaction, resulting in New SilverCrest becoming the owner of the property as a separate, standalone company. When completed, New SilverCrest will hold a 100% ownership of the Cruz de Mayo 2 and El Gueriguito concessions through its wholly-owned subsidiary, Minera Llamarada S.A de C.V. The El Gueriguito concession is subject to a 2.5% NSR, to a maximum of US$1,000,000.

Geology and Mineralization

The Cruz de Mayo Project is located in the north-central part of the Sierra Madre Occidental, on the western flank of the Moctezuma River valley. The geology of the property consists of a sequence of felsic to intermediate volcanic and volcaniclastic rocks that have been thrust over andesite rocks in the footwall. The thrust sequence gives rise to the northwest trending ridge that is host to the deposit.

Mineralization is largely restricted to a series of discontinuous quartz veins that occupy the broad deformation zone created by the thrust fault. Cruz de Mayo is categorized as a low-sulphidation, epithermal silver deposit with minor gold, copper, and zinc. Mineralization occurs in banded quartz veins, stockwork and breccia and is commonly associated with silver sulfosalts, fluorite, calcite and minor sulphides. Iron oxides, including limonite, jarosite, goethite and hematite are also commonly associated with mineralization.

It is postulated that the structural deformation associated with the thrust fault provided a conduit system for mineralizing fluids, and was further enhanced by an increase in porosity and heterogeneity in the rhyolitic and volcaniclastic rocks.

Drilling and Exploration

The property has been the focus of small-scale exploration and mining efforts for over one hundred years. Records and local sources indicate that mining took place on the property prior to the Mexican Revolution in 1910, and on and off between 1945 and 1970. Unofficial reports suggest that approximately 5,000 tonnes of ore mined from the Cruz de Mayo deposit were shipped to the nearby La Caridad smelter for flux at a grade of 0.5 g/t gold and 150 g/t silver. No official records exist of this and no old tailings remain onsite.

Previously, SilverCrest carried out a number of exploration programs since acquiring the property in 2005, including over 15,000 metres of reverse circulation and diamond drilling. New SilverCrest has recently completed acquisition and assessment review of the exploration potential in the concessions. The results of this work have been reviewed in detail as part of the resource update.

Four separate metallurgical test programs have been completed between 2007 and 2012 by SilverCrest. The results of these test programs indicate that the mineralized samples leached favourably with cyanide, however, the results pertaining to metal recovery are inconclusive at this stage. Silver recoveries ranged from 25% to 91% and gold recoveries ranged from 51% to 95%, depending on test work parameters and conditions.

Mineral Resource Estimates

Tetra Tech EBA updated the resource estimates for Cruz de Mayo using Gemcom GEMS v. 6.6 modelling software. The estimate includes drilling results up to the end of 2012. The effective date for this work is August 15, 2015.

For the purpose of defining a suitable grade cut-off, the resource estimate is contemplated to support an autonomous onsite coarse crushing heap leach operation with both open pit and underground resource potential. The project was previously contemplated (EBA, 2011) as a remote open pit operation feeding material to the newly expanded Santa Elena Mine heap leach and processing plant, however, this is no longer considered for the project.

The updated resource estimate includes an additional 74 diamond drill and reverse circulation holes (9,304.8 metres), and a total of 4,764 samples which have been collected across the property since the previous Technical Report. Drilling was completed in mid-2012.

The resource was constrained within a geological model and within a 15 g/t silver mineralized 3D wireframe. A block size of 10 m x 10 m x 5 m was chosen for the model, and grades interpolated into the blocks using the inverse distance squared methodology. Silver grades are capped at 700 g/t and gold grades are capped at 1 g/t.

The results of the 2015 resource estimate are provided in the table below.

INDICATED
Target	AgEq Cut- off gpt	SG	Tonnage	Ag gpt	Au gpt	AgEq gpt	Contained Ag oz	Contained Au oz	Contained AgEq oz
Open Pit	45	2.544	396,000	114	0.17	131	1,457,000	2,000	1,663,000

Underground	120	2.544	396,000	170	0.25	193	2,173,000	3,000	2,466,000
Total Indicated		2.544	793,000	142	0.21	162	3,630,000	5,000	4,129,000

INFERRED
Target	AgEq Cut- off gpt	SG	Tonnage	Ag gpt	Au gpt	AgEq gpt	Contained Ag oz	Contained Au oz	Contained AgEq oz
Open Pit	45	2.544	76,000	77	0.29	105	189,000	1,000	257,000

Underground	120	2.544	249,000	145	0.24	167	1,157,000	2,000	1,336,000
Total Inferred		2.544	325,000	129	0.25	152	1,346,000	3,000	1,592,000

Notes:

-	Mineral resources are classified by Tetra Tech EBA and conform to NI 43-101 and CIM definitions for resources. Mineral Resources have been estimated from geological evidence and limited sampling;
-	Mineral resources are not mineral reserves and do not have demonstrated economic viability. In addition, inferred mineral resources are highly speculative and have a high degree of uncertainty. It cannot be assumed that any part of the inferred resources will be upgraded to a higher category with additional work;
-	AgEq calculations incorporate metal prices of US$ 16/oz Ag and US$ 1,100/oz Au, metal recoveries of 55% Ag and 75% Au for a Ag:Au metal value ratio of 93.75;
-	Tonnage and contained ounces have been rounded to the nearest thousand; and
-	Mineral Resources for Cruz de Mayo are reported using a base case of 45 gpt AgEq cut-off for open pit resources and 120 gpt AgEq for underground resources. Cut-off grades were estimated from metal prices and recoveries used for AgEq calculation and mining costs from similar mining projects in Mexico.

Conclusions and Recommendations

The Cruz de Mayo property is host to a near-surface, low-sulphidation epithermal silver deposit, located in Sonora, Mexico. Additional drilling on the property warranted a re-examination of the previous Mineral Resource Estimates reported in 2007 and 2011, which is part of this 43-101 report. The estimates completed by Tetra Tech EBA show a significant upgrade in resources from the inferred to the indicated categories, while reducing the overall tonnage from previous estimates.

The following recommendations are suggested for further work at Cruz de Mayo:

•	Evaluation of nearby potential acquisitions for expansion of resource.

•	Carry out more metallurgical work to define optimal recoveries

•	Resampling or twinned hole programs in areas with assays obtained exclusively with 4 acid digest.

•	Increase drillhole density in areas with potential to host high-grade shoots

The following budget is suggested:

Recommendation	Future Work	Estimated Cost (US$)
Phase I (12 months)
Land Acquisition	Acquire additional concessions adjacent property	$20,000
Drilling	Drill new target area for estimated 1,200m of drilling	$180,000
Analysis	Geochemical analysis of drill samples	$20,000
	Total cost Phase I	$220,000

Phase II
Additional Drilling	Infill drilling program of estimated 5,000m	$750,000
Analysis	Geochemical analysis of drill samples	$75,000
Metallurgical Test Work	Amenability to leaching	$50,000
Resource Estimation	Modeling and analysis	$50,000
	Total cost Phase II	$925,000

*Based on results and success of Phase I

The Las Chispas Property

The Las Chispas property is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The community of Arizpe (est. pop. 2,000) is located approximately 12 kilometres to the north of the property. The property consists of 17 concessions totalling to 1326.78 hectares.

In 1640, rich silver veins where discovered near Arizpe by soldiers under the command of Pedro de Perra. The property did not receive any notable exploration or production until the late 1800’s. From 1880 to 1930, several mines on the property had intermittent production. From public information, approximately 120 million ounces of silver and 200 thousand ounces of gold were cumulatively produced from the property. Since 1930, no significant work has been completed on the property.

During the early 1980’s, a local Mexican company reprocessed old waste and tailings dumps from Las Chispas. Processing was by vat leaching with no production records available.

In 2011, Minefinders Corp., completed a 7 hole reverse circulation drill program adjacent to one of the several mineralized zones on the property. Drill results were generally negative. Minefinders was unable to drill the main defined targets on the property due to the inability to secure rights to concessions.

In the first half of 2015, SilverCrest completed negotiations with local Mexican individuals and a Mexican company to acquire the property under several option to purchase agreements.

Geologically, the Las Chispas property consists of a Late Cretaceous – Early Tertiary low sulfidation epithermal system. Host rocks are volcanic tuffs, rhyolites, agglomerates and rhyolite breccias. Andesite dykes are noted in underground workings sub-parallel to mineralized structures.

The Las Chispas Mine is known for its world-class silver mineral specimens including polybasite, stephanite, native silver and pyrargyrite. Specimens are on display in private collections and museums worldwide.

Mineralization occurs in 0.5 to 5 metre wide veins with adjacent stockwork and breccias trending northwest- southeast for 1 to 1.5 kilometres. Depth from surface of known mineralization is estimated at 300 metres. Main veins dip 55 to 85 degrees to the southwest. Fourteen (14) epithermal veins have been previously defined on the property of which 3 have had notable production. The historical producing veins included Las Chispas, Guillermo Tell, and Babicanora. From public information, the Las Chispas mill production between 1908 through 1911 was approximately 25,000 tonnes grading 35 gpt gold and 4,500 gpt silver totalling an estimated 25,000 ounces of gold and 3.2 million ounces of silver. Several kilometres of underground workings exist on the property and are partially accessible.

Targets for modern exploration include drilling of near-surface (0 to 100 metres) vein extensions, depth (200 to 400 metres) extensions of historical producing areas, potential open pitable stockwork and breccia zones, and possibly reprocessing remaining waste and old tailings dumps.

The Silver Angel Property

The Silver Angel property is located approximately 165 kilometres northeast of Hermosillo, Sonora, Mexico. The community of Arizpe (est. pop. 2,000) is located approximately 25 kilometres to the west of the property. The property consists of one concession totalling 619 hectares.

The property did not receive any notable exploration or production until the late 1800’s and early 1900’s. Production from the Silver Angel was minor with no available records. An adit exists on the property with access to mineralization.

In 2005 and 2006, SilverCrest conducted a limited core drilling program to test a potential lower grade silver open pit target. Results were negative. A sulfide rich vein approximately five metres wide is exposed in the face of underground workings. The vein strikes east-west and is near vertical. Channel sampling of the face graded 280 gpt silver.

Geologically, the Silver Angel property consists of Late Cretaceous – Early Tertiary high sulfidation epithermal system. Host rocks are rhyolites and andesites.

Mineralization occurs in a 0.5 to 5 metre wide veins with adjacent stockwork trending east-west for 200 metres. Depth from surface of known mineralization is unknown. Vein dip is vertical.

Target for further exploration is the depth extension of the higher grade silver sulfide vein.

The Huasabas Property

The Huasabas property is located approximately 190 kilometres northeast of Hermosillo, Sonora, Mexico. The community of Huasabas (est. pop. 1,000) is located approximately 15 kilometres to the southeast of the property. The property consists of 1 concessions totalling to 800 hectares.

The property was claimed by SilverCrest in 2013 during a reconnaissance trip. No previous history is available for the property.

Geologically, the Huasabas property consists of Late Cretaceous – Early Tertiary low sulfidation epithermal system. Host rocks are andesite flows, volcanic tuffs, and rhyolite flows.

Mineralization occurs in a 5 to 50 metre wide vein with chalcedony, lattice and crustiform textures, stockwork and breccias trending north-south for approximately one kilometre. Depth from surface of mineralization is unknown. The vein dips 65 to 85 degrees to the west. Surface channel sampling results show anomalous gold (up to 0.2 gpt), silver (up to 2.5 gpt), mercury (up to 73 ppm), arsenic (up to 64 ppm) and antimony (up to 31 ppm).

The target is considered to be a high level low sulfidation epithermal system with the potential precious metals zone starting at 50 to 200 metres from surface.

The Estacion Llano Property

The Estacion Llano property is located approximately 140 kilometres north of Hermosillo, Sonora, Mexico. The community of Estacion Llano (est. pop. 1,000) is located approximately 8 kilometres to the east of the property. Also, the Timmins’ San Francisco mine is adjacent to the property. The property consists of one concession totalling to 2,378.76 hectares.

Minimal work has been completed on the property to date. Timmins Gold has completed drilling near the property.

The target is the extension of west-northwest mineralization from the San Francisco Mine.

This property is currently subject to litigation and depending on the outcome, may not be transferable to New SilverCrest.

The Guadalupe Property

The Guadalupe Property is located approximately 110 kilometres northwest of Durango City, Durango, Mexico. The community of Gavilanes (est. pop. 145) is located adjacent to the property and San Miguel de Cruces (est. pop. 1,800) is approximately 25 kilometres north. The property consists of one concession totalling 4,762.2 hectares.

The property was claimed by Hochschild Mining in 2007 and subsequently acquired by First Majestic in 2010. The property is located in the Gavilanes mining district with intermittent mining since the 1700’s. Santa Cruz Silver Mining recently discovered the “Gavilanes Deposit” immediately adjacent to the property. Primero Mining’s San Dimas Mine is approximately 20 kilometres to the southwest.

Geologically, the Guadalupe Property consists of Late Cretaceous – Early Tertiary intermediate sulfidation epithermal system. Host rocks are andesite and rhyolite flows.

Mineralization occurs in a 1 to 2 metre wide veins with stockwork and breccias trending northwest-southeast for approximately one kilometre. Depth from surface of mineralization is unknown. Veins dip 65 to 85 degrees to the west. Surface channel sampling results show anomalous gold (up to 3.77 gpt), silver (up to 680 gpt), lead (up to 0.6%), and zinc (up to 0.08%).

The target is considered to be an epithermal system with the precious and base metal zones starting at the surface.

Available Funds and Principal Purposes

Available Funds

Pursuant to the terms of the Arrangement Agreement and assuming completion of the Arrangement and the transfer of the New SilverCrest Assets in the manner described above under “Description of the Business — Acquisition of the New SilverCrest Assets”, on the Effective Date it is anticipated that New SilverCrest will have available working capital of approximately C$5,250,000. It is expected that these available funds will be used to carry out the business objectives of New SilverCrest set out under the heading “Description of the Business — Business Objectives and Operations”. See also in Schedules IV and V to this Appendix H, “Management’s Discussion and Analysis”, and see in the Circular, “The Arrangement — Description of the Arrangement”.

Principal Purposes

The following table summarizes expenditures anticipated by New SilverCrest based on current plans required to achieve its business objectives during the 18 month period following completion of the Arrangement. In addition to the amounts set out below, New SilverCrest may make additional acquisitions of mineral properties or interests as more fully described above, under the heading “Description of the Business — Business Objectives and Operations”.

Exploration and development(1)	C$	1,455,000
General and administrative(2)	C$	760,000
Unallocated	C$	3,035,000
Total	C$	5,250,000

Notes:

(1)	Includes initial valuation costs (C$25,000), option payments and taxes (C$230,000) and exploration costs (C$1,200,000). See in this Appendix H, “Properties of New SilverCrest — The Cruz de Mayo Property”.

(2)	Estimated general and administrative expenses, professional fees and other corporate costs for the 18 months following completion of the Arrangement, comprised of wages and employment benefits (C$157,500), office rent (C$112,500), legal, listing and filing fees (C$150,000), general corporate expenses (C$300,000) and audit fees (C$40,000).

Based on initial working capital available and the expenditures assumed (as listed above), New SilverCrest expects to have sufficient funds for at least the next 18 months. While New SilverCrest currently intends to spend the funds available to it as stated in the table above, there may be circumstances where the New SilverCrest Board determines that a reallocation of funds is necessary or advisable in order for New SilverCrest to meet its business objectives. If, due to unexpected additional capital requirements, New SilverCrest does not have sufficient funds to satisfy its capital obligations, it may be required to seek additional sources of capital. See in this Appendix H, “Risk Factors”.

Following completion of the Arrangement, under the Arrangement Agreement, New SilverCrest has agreed to indemnify First Majestic, SilverCrest and others from all losses suffered or incurred by them arising directly or indirectly out or in connection with the SilverCrest Transferred Liabilities. See in this Appendix H, “Risk Factors – Indemnified Liability Risk”.

Business Objectives

Following completion of the Arrangement, New SilverCrest proposes to undertake a strategic review of its properties to determine the projects and programs which will maximize shareholder value. New SilverCrest will also consider additional acquisitions of mineral property interests, or corporations holding mineral property interests, on a going forward basis, with the objectives of: (i) creating additional value for shareholders through the acquisition of additional mineral exploration and development properties; and (ii) helping to minimize exploration risk by attempting to diversify New SilverCrest’s property portfolio. Although New SilverCrest believes that the current exploration prospects for its exploration projects are positive, mineral exploration in general is both uncertain and subject to fluctuating commodity prices resulting from changing trends in supply and demand.

Selected Financial Information

Financial Statements

Included as Schedule I to this Appendix H are audited financial statements of New SilverCrest for the period ended June 30, 2015, comprised of a statement of financial position as at June 30, 2015, statement of comprehensive earnings (loss), statement of cash flows and statement of changes in shareholder’s equity for the period from incorporation on June 23, 2015 to June 30, 2015, and notes to such statements and the auditors’ report thereon.

Included as Schedule II to this Appendix H are (i) the audited carve out consolidated financial statements of New SilverCrest’s Exploration Properties Business (the “Exploration Properties Business”) for the years ended December 31, 2014 and 2013, and (ii) the unaudited condensed consolidated interim financial statements of the Exploration Properties Business for the six month period ended June 30, 2015, comprised of consolidated statements of financial position, consolidated statements of operations and comprehensive loss, statements of cash flows and statements of changes in equity in net assets, and notes to such statements (the “Exploration Properties Business Statements”) and the auditors’ report thereon.

Included as Schedule III to this Appendix H are the unaudited pro-forma condensed consolidated financial statements of New SilverCrest after giving effect to the Arrangement and the acquisition by New SilverCrest of the New SilverCrest Assets for the six month period ended June 30, 2015, comprised of a pro-forma consolidated statement of financial position as at June 30, 2015, pro-forma condensed consolidated statements of comprehensive loss for the six month period ended June 30, 2015 and the year ended December 31, 2014 and notes to such statements.

Selected Unaudited Pro-Forma Financial Information

The following tables set out selected unaudited pro-forma condensed consolidated financial information for New SilverCrest as at June 30, 2015, assuming the Arrangement occurred on June 30, 2015, all of which is qualified by the more detailed information contained in the unaudited pro-forma condensed consolidated financial statements of New SilverCrest as at June 30, 2015 included as Schedule III to this Appendix H.

Statement of Financial Position	As at June 30, 2015 (C$)
Assets
Current Assets
Cash	$5,250,001
Total Current Assets	5,250,001
Non-Current Assets
Exploration and evaluation assets	605,669
Property, plant and equipment	17,400
Total Assets	$5,873,070
Shareholders’ Equity
Capital stock	$5,873,070
Reserves	336,290
Deficit	(336,290)
Total Shareholders’ Equity	$5,873,070

Statement of Comprehensive Loss	For the six month period ended June 30, 2015 (C$)
Expenses
Corporate and administrative expenses	$(32,459)
Impairment charges	(175,908)
Income Taxes
Deferred tax recovery	9,871
Net and comprehensive loss for the period	$(198,496)

Management’s Discussion and Analysis

Included as Schedule IV to this Appendix H is Management’s Discussion and Analysis — SilverCrest Metals Inc. for the period from incorporation on June 23, 2015 to June 30, 2015. It includes financial information from, and should be read in conjunction with, the audited financial statements of New SilverCrest and the notes thereto, which are attached as Schedule I to this Appendix H, as well as the disclosure contained throughout this Appendix H and the Circular.

Included as Schedule V to this Appendix H is Management’s Discussion and Analysis — Exploration Properties Business of SilverCrest Mines Inc. for the year ended December 31, 2014 and the six month period ended June 30, 2015. It includes financial information from, and should be read in conjunction with, the audited carve-out consolidated financial statements of the Exploration Properties Business and the notes thereto, prepared in accordance with IFRS, which are attached as Schedule II to this Appendix H, as well as the disclosure contained throughout this Appendix H and the Circular.

Description of Share Capital of New SilverCrest

The authorized capital of New SilverCrest consists of an unlimited number of New SilverCrest Shares (common shares without par value) and an unlimited number of preferred shares without par value. The holders of New SilverCrest Shares are entitled to receive notice of and to attend, and to cast one vote for each New SilverCrest Share held by them at all meetings of New SilverCrest Shareholders, other than meetings at which only the holders of another class or series of shares (if any) are entitled to vote separately as a class or series. The New SilverCrest Shareholders are entitled to receive on a pro rata basis such dividends as the New SilverCrest Board may from time to time declare. In the event of the voluntary or involuntary liquidation, dissolution or winding up of New SilverCrest, subject to the rights of any preferred or other senior class or series of shares (if any) the holders of the New SilverCrest Shares will be entitled to receive on a pro rata basis all of the assets of New SilverCrest remaining after payment of all of New SilverCrest’s liabilities. The New SilverCrest Shares do not carry any pre-emptive, subscription, redemption, retraction, surrender or conversion or exchange rights, nor do they contain any sinking or purchase fund provisions.

Market for Securities

Listing of New SilverCrest Shares

An application will be made for the listing of the New SilverCrest Shares on the TSX-V. Listing will be subject to New SilverCrest fulfilling all the listing requirements of the TSX-V. There can be no assurances as to if, or when, the New SilverCrest Shares will be listed or traded on the TSX-V, or on any other stock exchange.

As at the date of the Circular, there is no market through which the New SilverCrest Shares to be distributed pursuant to the Arrangement may be sold and former SilverCrest Shareholders may not be able to resell the New SilverCrest Shares distributed to them pursuant to the Arrangement. This may affect the pricing of the New SilverCrest Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the New SilverCrest Shares, and the extent of the regulations to which New SilverCrest is subject. See in this Appendix H, “Risk Factors”.

As at the date of the Circular, New SilverCrest does not have any of its securities listed or quoted, has not applied to list to quote any of its securities, and does not intend to apply to list or quote any of its securities on a U.S. marketplace, or a marketplace outside Canada and the United States of America.

Dividend Policy

New SilverCrest has not paid dividends since its incorporation. While there are no restrictions precluding New SilverCrest from paying dividends, it has no source of cash flow and anticipates using all available cash resources towards its stated business objectives. At present, New SilverCrest’s policy is to retain earnings, if any, to finance its business operations. The New SilverCrest Board will determine if and when dividends should be declared and paid in the future based on New SilverCrest’s financial position at the relevant time.

Consolidated Capitalization

The following table sets out the share capital of New SilverCrest before and after giving effect to the Arrangement. The table should be read in conjunction with the unaudited pro-forma financial statements attached as Schedule III to this Appendix H, as well as with the other disclosure contained in this Appendix H and in the Circular.

Capital	Authorized	Amount outstanding as of the date of the Circular(1)	Amount outstanding assuming completion of the Arrangement(2)
New SilverCrest Shares	Unlimited	C$1.00 (1 New SilverCrest Share)	C$5,873,070 (21,966,928 New SilverCrest Shares)

(1)	See in this Appendix H, “Prior Sales”.
(2)	These figures are extracted from the unaudited pro-forma financial statements of New SilverCrest attached to this Appendix H as Schedule III, which are presented on the basis that the Arrangement was completed as at June 30, 2015. See also in the Circular, “The Arrangement — Description of the Arrangement”.

Prior Sales

The following table contains the details of the prior sales of securities by New SilverCrest from incorporation to the date of the Circular:

Date	Number of New SilverCrest Shares	Issue price per New SilverCrest Share
June 23, 2015(1)	1	C$	1.00

(1)	New SilverCrest was incorporated on June 23, 2015. One (1) New SilverCrest Share was issued to SilverCrest at a price of C$1.00 to facilitate the initial organization of New SilverCrest. See also in this Appendix H, “Consolidated Capitalization”.

Principal Shareholders of New SilverCrest

As of the date of the Circular, SilverCrest holds one (1) New SilverCrest Share representing 100% of the issued and outstanding New SilverCrest Shares. Upon completion of the Arrangement and pursuant to its terms, it is expected that 90.1% of the New SilverCrest Shares will be owned by the former SilverCrest Shareholders (other than Dissenting Shareholders) and 9.9% of the New SilverCrest Shares will be held by First Majestic which will receive the New SilverCrest Shares in consideration for the First Majestic Transferred Property (see in the Circular, “The Arrangement — Description of the Arrangement”. If, after completion of the Arrangement, the New SilverCrest Shares are not listed and posted for trading on the TSX-V within (i) 90 days of the Effective Date, then New SilverCrest shall ensure that a total of 10.89% of the New SilverCrest Shares are held by First Majestic or one of its affiliates upon the listing of New SilverCrest on the TSX-V; (ii) 120 days of the Effective Date, then New SilverCrest shall ensure that a total of 12.52% of the New SilverCrest Shares are held by First Majestic or one of its affiliates upon the listing of New SilverCrest on the TSX-V; and (iii) 365 days of the Effective Date, then New SilverCrest shall ensure that a total of 14.4% of the New SilverCrest Shares are held by First Majestic or one of its affiliates upon the listing of New SilverCrest on the TSX-V. For further details with respect to the distribution of the New SilverCrest Shares on completion of the Arrangement, see in the Circular, “The Arrangement”.

Assuming completion of the Arrangement, to the knowledge of New SilverCrest’s directors and officers, no person will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the then outstanding New SilverCrest Shares in the circumstances which are described below.

Name	Type of Ownership	Number of New SilverCrest Shares at Date of Circular	Percentage of New SilverCrest Shares at Date of Circular	Number of New SilverCrest Shares Assuming Completion of the Arrangement(1)		Percentage of New SilverCrest Shares Assuming Completion of the Arrangement(1)
First Majestic	Direct	0	0%	2,174,726	(2)	9.9	%(3)

Notes:

(1)	Pursuant to the Plan of Arrangement, upon the Arrangement being effected, 0.1667 New SilverCrest Shares will be distributed for each of the outstanding SilverCrest Shares. Information as to holdings of SilverCrest Shares and for the purposes of these calculations has been taken from the central securities registers of SilverCrest or from insider reports or other disclosure documents electronically filed with regulators and publicly available through the Internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca or SEDAR at www.sedar.com.

(2)	The number of New SilverCrest Shares that will be owned by First Majestic or one of its affiliates following the completion of the Arrangement is subject to adjustment if any SilverCrest Shareholders exercise their Dissent Rights and in connection with the elimination of fractional New SilverCrest Shares pursuant to the Plan of Arrangement.

(3)	Assumes 21,966,928 New SilverCrest Shares issued and outstanding after completion of the Arrangement. If TSX-V approval is not obtained within 365 days of the Effective Date, 19.8% of the New SilverCrest Shares will be held by First Majestic on a partially-diluted basis, and 17.6% on a fully-diluted basis.

Escrowed Securities

As of the date of the Circular, no securities of New SilverCrest are held in escrow or are anticipated to be held in escrow following the Effective Date.

Directors and Officers of New SilverCrest

As of the date of the Circular, the directors of New SilverCrest are N. Eric Fier, Barney Magnusson, Dunham L. Craig, J. Scott Drever, Ross O. Glanville, George W. Sanders and Graham C. Thody. At the Effective Time, the directors of New SilverCrest are expected to be the same. Each of the directors of New SilverCrest will hold office until the next annual general meeting of New SilverCrest Shareholders unless the director’s office is earlier vacated in accordance with the articles of New SilverCrest or the director becomes disqualified to serve as a director.

The following table sets forth the name, province or state and country of residence, position with New SilverCrest, principal occupation during the previous five (5) years and the pro forma number of voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised, for the proposed directors and executive officers of New SilverCrest after giving effect to the Arrangement.

Name, Province (or State) and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years	Number of New SilverCrest Shares Beneficially Owned, Directly or Indirectly or Over which Control or Direction is Exercised(1)
N. Eric Fier British Columbia, Canada	President, Chief Executive Officer and Director	Director since June 23, 2015	Chief Operating Officer (since May 2003) and President (from June 2013 to February 2015) of SilverCrest; Chief Operating Officer of Goldsource Mines Inc., a mineral exploration company (since June 2010); President of Maverick Mining Consultants Inc., a consulting company (since July 2001); and Market Director of EBA Engineering Consultants Ltd. (from October 2003 to October 2013)	242,378

Barney Magnusson British Columbia, Canada	Chief Financial Officer and Director	Director since June 23, 2015	Chief Financial Officer of SilverCrest (since May 2003); Chief Financial Officer of Goldsource (since June 2010); and President of Adapa Management Ltd., a private management and investment company (since 1985)	300,181

J. Scott Drever British Columbia, Canada	Director	Director since June 23, 2015	Chief Executive Officer (since June 2013), Chairman (from May 2008 – June 2014) and President (from May 2003 to June 2013) of SilverCrest; Chief Executive Officer (since February 2014), Chairman (from May 2008 to February 2014) and President (from August 2005 to February 2014) of Goldsource; and President of Nemesis Enterprises Ltd., a management consulting company (since 1995)	278,943

Name, Province (or State) and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years	Number of New SilverCrest Shares Beneficially Owned, Directly or Indirectly or Over which Control or Direction is Exercised(1)
Ross O. Glanville(2)(3)(4) British Columbia, Canada	Director	Director since August 6, 2015	Professional Mining Engineer; President of Ross Glanville & Associates Ltd., a mining consulting firm (since October 1990); and Chairman of Clifton Star Resources, a mineral exploration company (since October 2011), and Director of three other publicly listed mining and exploration companies	36,674

George W. Sanders(2)(3)(4) British Columbia, Canada	Director	Director since August 6, 2015	President (since March 2007) and Director (since May 2002) of Goldcliff Resource Corporation, a mineral exploration company, and Director of Bitterroot Resources Ltd. (since September 2002)	45,926

Graham C. Thody(2)(3)(4) British Columbia, Canada	Chairman and Director	Director since August 6, 2015	Chairman of SilverCrest (since June 2014); Chairman of Goldsource (since February 2014); President and Chief Executive Officer of UEX Corporation (from November 2009 to January 2014); and Director of several publicly listed mineral exploration companies	43,342

Dunham L. Craig British Columbia, Canada	Director	Director since August 6, 2015	Interim President of SilverCrest (since February 2015); and President and Chief Executive Officer (since September 2005) and Director (since May 2006) of Geologix Exploration Inc., a mineral exploration company	N/A

Bernard Poznanski British Columbia, Canada	Corporate Secretary	n/a	Partner of Koffman Kalef LLP, a law firm (since 1993)	49,843

Notes:

(1)	Assumes 997,288 New SilverCrest Shares issued and outstanding after the completion of the Arrangement and the exercise or surrender pursuant to the Plan of Arrangement of: (a) such number of SilverCrest Options that the individuals in the table above have indicated they currently intend to exercise or surrender; and (b) all of the in-the-money SilverCrest Options held by other SilverCrest Optionholders. The information as to New SilverCrest Shares to be beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to New SilverCrest by its proposed directors and officers as of the date hereof.

(2)	Proposed member of the Audit Committee of New SilverCrest.

(3)	Proposed member of the Compensation Committee of New SilverCrest.

(4)	Proposed member of the Corporate Governance and Nominating Committee of New SilverCrest.

Management of New SilverCrest

The following is a brief description of the background and experience of each proposed member of the New SilverCrest management team and New SilverCrest Board. Unless otherwise specified, the organizations named in the descriptions below are still carrying on business.

N. Eric Fier — President, Chief Executive Officer and Director (age: 54)

Mr. Fier is a Certified Professional Geologist (USA) and Engineer (Canada) with over 30 years of experience in the international mining industry including exploration, acquisition, development and production of numerous mining projects in Guyana, Chile, Brazil, Central America, Mexico and Peru.. He has in-depth knowledge of project evaluation and management, reserve estimation and economic analysis, construction, as well as operations management. Mr. Fier previously worked as Chief Geologist with Pegasus Gold Corp., Senior Engineer & Manager with Newmont Mining Corp. and Project Manager with Eldorado Gold Corp. and is currently the Chief Operating Officer of Goldsource, as well as the Chief Operating Officer of SilverCrest. Mr. Fier served as a principal consultant for Goldsource's Saskatchewan Border coal project before his appointment as Chief Operating Officer of Goldsource.

As President and Chief Executive Officer of New SilverCrest, Mr. Fier is responsible for management of the affairs of New SilverCrest, reporting directly to the New SilverCrest Board, and following completion of the Arrangement, he intends to devote the majority of his working time to the affairs of New SilverCrest.

Barney Magnusson — Chief Financial Officer (age: 64)

Mr. Magnusson has more than 30 years of experience in corporate finance and public company management. He is a former senior officer and director of three mining companies that developed producing mines: Dayton Mines Inc. (Chile), High River Gold Mines Ltd. (Manitoba, Canada) and Brohm Resources Inc. (South Dakota, USA). He is the current Chief Financial Officer of Goldsource and also serves as the current Chief Financial Officer of SilverCrest. He has dealt extensively with international finance and investment communities.

Mr. Magnusson will enter into an employment agreement with New SilverCrest. Mr. Magnusson, as Chief Financial Officer, will dedicate as much time as required to New SilverCrest in order to perform his duties.

J. Scott Drever — Director (age: 72)

Mr. Drever has plus 40 years of international experience in mineral exploration and development and mining operations. He has served as an executive officer and director of a number of public companies listed on the TSX and the TSX-V, including the Dome Mines Group, Placer Dome Ltd., Blackdome Mining Corporation, DiamondWorks Ltd. and SilverCrest (of which he is the current Chairman and Chief Executive and a director). Mr. Drever has extensive experience with international mining corporations in corporate management, strategic planning, finance and corporate development.

Ross O. Glanville — Director (age: 68)

Mr. Glanville has over forty years of resource-related experience in numerous countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville obtained a Bachelor of Applied Science in Engineering (Mining) in 1970, became a member of the Professional Engineers Association of British Columbia in 1972, obtained a Masters Degree in Business Administration in 1974, and became a member of the Certified General Accountants Association of B.C. in 1980. He has specialized in valuations, fairness opinions, and litigation support, often as expert witness, related to the mining and exploration industry. He has prepared hundreds of valuations and fairness opinions for mining and exploration companies in North America, Africa, Australia, South America, Asia, and Europe. Mr. Glanville has formed public companies, listed on the TSX, the Australian Stock Exchange, NASDAQ, and the TSX-V, and has served on the Boards of Directors of five companies with producing mines, and still serves as a director of three of these companies.

George W. Sanders — Director (age: 59)

Mr. Sanders is a mining entrepreneur with over 35 years in mining and exploration finance experience. Mr. Sanders is also a Director of Bitterroot Resources Ltd., and a Director and President of Goldcliff Resource Corporation. He spent over 15 years as a registered representative and precious metals specialist with the investment firm Canaccord Capital Corporation (now Canaccord Genuity Corp.) and its predecessor companies. Mr. Sanders has held Corporate Development positions with Richmont Mines Ltd., Consolidated Cinola Mines and Shore Gold Inc. He will provide New SilverCrest with a solid base in corporate finance and investor relations.

Graham C. Thody — Director (age: 65)

Mr. Thody is a member of the British Columbia Institute of Chartered Accountants as well as the Canadian Institute of Chartered Accountants. He served as a member of the BCICA By-Laws Committee for several years. Mr. Thody has also served as a Director and Executive Member of the Lions Gate Hospital Foundation, as well as the Chair of its Finance Committee. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia. He was a Partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver, British Columbia from 1979 until his retirement in 2007. His practice focus included audits of reporting companies, corporate finance (including initial public offerings), corporate mergers and acquisitions as well as domestic and international tax matters. He was President and CEO of UEX Corporation from November 2009 until his retirement in January 2014. He is currently a director of several reporting companies which are involved in mineral exploration and development throughout North, Central and South America.

Dunham L. Craig — Director (age: 63)

Mr. Craig has 26 years in the mining industry which has encompassed all aspects of mining projects and operations, progressing from exploration discovery to feasibility, financing, permitting, construction and production related to two mines. He has extensive experience in Canada, Central America and Mexico with groups such as Wheaton River Minerals Inc. and Glencairn Gold Inc. and has worked in development, construction and production in Latin America for over 15 years. In addition to his “discovery to production” experience with Wheaton River Minerals, Mr. Craig was Project, Construction & Interim Mine Manager for a 12,000 tpd gold heap leach operation in Central America. Mr. Craig is currently President and CEO of Geologix Explorations which has successfully acquired and permitted a 38,000 tpd gold/copper project in Mexico.

Bernard Poznanski — Corporate Secretary (age: 61)

Mr. Poznanski has a broad legal background in corporate finance, mergers & acquisitions and securities law. He has acted for a wide variety of companies listed on the TSX, the TSX-V, the NYSE and NASDAQ. Mr. Poznanski is one of the founding partners of Koffman Kalef LLP and currently heads the firm's securities group.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no current or proposed director or executive officer of New SilverCrest is, as at the date of the Circular, or has been, within the ten years preceding the date of the Circular, a director, chief executive officer or chief financial officer of any company (including New SilverCrest) that

(a)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

The current directors and executive officers of New SilverCrest (with the exception of Ross O. Glanville and Dunham L. Craig) were directors and/or executive officers of SilverCrest in December 2010 when SilverCrest received notification of administrative proceedings from the United States Securities and Exchange Commission. This notification was issued as a result of a registration statement filed in 1999 by Strathclair Ventures Ltd., a predecessor company to SilverCrest which was under different management until SilverCrest assumed control in 2003. The order alleged that Strathclair (now SilverCrest) had not filed periodic reports with the SEC sufficient to maintain its registration in the United States. Following discussions with the SEC and in order to remedy the situation, SilverCrest entered into a consent order with the SEC dated January 10, 2011 through which SilverCrest agreed to the revocation of the registration of its common shares under the United States Securities Exchange Act of 1934. As a result, broker-dealers in the United States were unable to effect transactions in the common shares of SilverCrest. On May 31, 2011, SilverCrest filed a registration statement on Form 40 F for the purpose of registering its common shares under the United States Securities Exchange Act of 1934. Upon the registration statement taking effect on August 1, 2011, broker dealers in the United States were able to effect transactions in common shares of SilverCrest in the United States.

Ross O. Glanville, a director of New SilverCrest, was also a director of Clifton Star Resources Inc., when the British Columbia Securities Commission issued a cease trade order on July 22, 2011 in connection with the failure to file technical reports and material change reports in the required forms disclosing Clifton’s mineral resource estimates on its material properties. After changes in the management and board of directors (including the appointment of Mr. Glanville as Chairman of Clifton Star), and the filing of the relevant documents, the cease trade order was revoked on March 5, 2012.

Bernard Poznanski, the Corporate Secretary of New SilverCrest, was a director of Energem Resources Inc. when certain management cease trade orders were issued against the insiders of Energem. Mr. Poznanski ceased to be a director of Energem on May 1, 2006. Particulars of the orders are as follows:

(a)	On March 7, 2006, the BCSC issued a management cease trade order in connection with the late filing of Energem’s 2005 comparative annual financial statements, 2005 annual MD&A and a 2005 Annual Information Form. The management cease trade order was revoked on May 31, 2006, after the relevant documents were filed; and

(b)	On April 20, 2005, the BCSC issued a management cease trade order in connection with the late filing of Energem’s 2004 comparative annual financial statements, 2005 first interim period financial statements and MD&A for the 2005 first interim period. The management cease trade order was revoked on June 2, 2005 after the relevant documents were filed.

Other than as disclosed herein, no current or proposed director or executive officer of New SilverCrest or any shareholder holding a sufficient number of common shares of New SilverCrest to affect materially the control of New SilverCrest:

(a)	is, as at the date of the Circular, or has been, within the ten years preceding the date of the Circular, a director or executive officer of any company (including New SilverCrest) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within the ten years preceding the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding New SilverCrest.

The foregoing information, not being within the knowledge of New SilverCrest, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of New SilverCrest to affect materially the control of New SilverCrest.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of New SilverCrest will be subject in connection with the business of New SilverCrest. In particular, certain of the proposed directors and/or officers of New SilverCrest serve as directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties and whose business may, from time to time, be in direct or indirect competition with New SilverCrest. Such associations may give rise to conflicts of interest from time to time. The directors of New SilverCrest are required by law to act honestly and in good faith with a view to the best interests of New SilverCrest and to disclose any interest, which they may have in any project opportunity of New SilverCrest. Conflicts, if any, will be subject to and governed by laws applicable to directors’ and officers’ conflicts of interest, including the procedures and remedies available under the BCBCA. The BCBCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the BCBCA. As at the date of the Circular, New SilverCrest is not aware of any existing or potential material conflicts of interest between New SilverCrest and any current or proposed director or officer of New SilverCrest. See in this Appendix H, “Risk Factors — Conflicts of Interest”.

Other Reporting Issuer Experience

The following table sets out the directors, officers or promoters of New SilverCrest that are, or have been within the last five (5) years, directors, officers or promoters of other reporting issuers:

Name of director, officer or promoter	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	Period
N. Eric Fier	Goldsource Mines Inc. (British Columbia)	TSX-V	Chief Operating Officer	June 2010 to present
Barney Magnusson	Goldsource Mines Inc.	TSX-V	Chief Financial Officer	June 2010 to present
(British Columbia)
	Bitterroot Resources Ltd.	TSX-V	Chief Financial Officer	September 2010 to present
(British Columbia)
J. Scott Drever	Goldsource Mines Inc.	TSX-V	Chief Executive Officer	February 2014 to present
	(British Columbia)		Chairman	May 2008 to February 2014
August 2005 to February 2014
President
Ross O. Glanville	Clifton Star Resources Inc.	TSX-V	Chairman	October 2011 to present
(British Columbia)
	Archon Minerals Limited	TSX-V	Director	April 1993 to present
(British Columbia)
	Avino Silver & Gold Mines Ltd.	TSX-V	Director	December 2014 to present
(British Columbia)
		TSX-V	Director	August 7, 2012 to present
Baja Mining Corporation
(British Columbia)

George W. Sanders	Bitterroot Resources Ltd.	TSX-V	Director	September 2002 to present
(British Columbia)
		TSX-V	President	March 2007 to present
	Goldcliff Resource Corporation		Director	May 2002 to present
(British Columbia)
Graham C. Thody	Goldsource Mines Inc.	TSX-V	Chairman and Director	February 2014 to present
(British Columbia)
			Director	January 2014 to present
	UEX Corporation	TSX	President and Chief Executive Officer	November 2009 to January 2014
(British Columbia)
			Director	May 2005 to present
	Geologix Explorations Inc.	TSX
(British Columbia)

Dunham L. Craig	Geologix Explorations Inc. (British Columbia)	TSX	President and Chief Executive Officer Director	September 2005 to present May 2006 to present

Name of director, officer or promoter	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	Period
Bernard Poznanski	Chesapeake Gold Corp. (British Columbia)	TSX-V	Corporate Secretary	April 2006 to present

	Endeavour Silver Corp. (British Columbia)	TSX	Corporate Secretary	March 2009 to present

	Goldsource Mines Inc. (British Columbia)	TSX-V	Corporate Secretary	June 1997 to present

	Kibo Mining PLC (London, England)	AIM	Director	August 2012 to August 2013

	Orestone Mining Corp. (British Columbia)	TSX-V	Corporate Secretary	June 2011 to present

	Pacific GeoInfo Corp. (British Columbia)	TSX-V	Assistant Corporate Secretary	October 2009 to present

	Peregrine Diamonds Ltd. (Canada)	TSX	Assistant Corporate Secretary	August 2008 to present

	Photon Control Inc. (British Columbia)	TSX-V	Corporate Secretary	June 2002 to present

	Reliance Resources Limited (British Columbia)	TSX-V	Corporate Secretary	August 2012 to October 2014

	Rye Patch Gold Corp. (British Columbia)	TSX-V	Corporate Secretary	April 2006 to present

Ross O. Glanville was previously director of Baja Mining Corporation for the period April 2005 to May 2011.

George W. Sanders was previously director of Bitterroot Resources Ltd. for the period June 1994 to June 1997.

Executive Compensation

For purposes of this section, the terms “Named Executive Officers” or “NEO” refer to each of the following individuals:

(a)	a chief executive officer (“CEO”) of New SilverCrest;

(b)	a chief financial officer (“CFO”) of New SilverCrest;

(c)	each of New SilverCrest’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000; and

(d)	each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of New SilverCrest, nor acting in a similar capacity, at the end of that financial year.

Compensation Discussion and Analysis

It is expected that the compensation committee of the New SilverCrest Board (the “Compensation Committee”) will be responsible for ensuring that New SilverCrest has in place an appropriate plan for executive compensation and for making recommendations to the New SilverCrest Board with respect to the compensation of New SilverCrest’s executive officers. It is expected that the Compensation Committee will ensure that total compensation paid to all Named Executive Officers is fair and reasonable and is consistent with New SilverCrest’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. New SilverCrest’s compensation philosophy will be to foster entrepreneurship at all levels of the organization through, among other things, the granting of stock options, which will be a significant component of executive compensation. This approach is based on the assumption that the performance of the New SilverCrest Share price over the long term is an important indicator of long term performance.

It is expected that New SilverCrest’s compensation philosophy will be based on the following fundamental principles:

(a)	Compensation programs align with shareholder interests — New SilverCrest aligns the goals of executives with maximizing long term shareholder value;

(b)	Performance sensitive — compensation for executive officers should be linked to operating and market performance of New SilverCrest and fluctuate with the performance; and

(c)	Offer market competitive compensation to attract and retain talent — the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of the compensation program in compensating all NEOs will be developed based on the above-mentioned compensation philosophy and will be as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with shareholders’ interests and with the execution of New SilverCrest business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Aggregate compensation for each NEO will be designed to be competitive. The Compensation Committee will review from time to time the compensation practices of similarly situated companies when considering New SilverCrest’s executive compensation policy. Although the Compensation Committee will review each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the NEO’s role within New SilverCrest, it will be primarily focused on remaining competitive in the market with respect to total compensation.

From time to time, on an ad hoc basis, the Compensation Committee will review data related to compensation levels and programs of various companies that are similar in size to New SilverCrest and operate within the mining exploration and development industry. The Compensation Committee will also rely on the experience of its members as officers and/or directors at other companies in similar lines of business as New SilverCrest in assessing compensation levels. These other companies are identified in this Appendix H under the heading “Corporate Governance — Directorships”.

Aligning the Interests of the NEOs with the Interests of the New SilverCrest Shareholders

New SilverCrest believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. New SilverCrest’s objective will be to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value. A combination of fixed and variable compensation will be used to motivate executives to achieve overall corporate goals. The three basic components of New SilverCrest’s executive officer compensation program will be:

•	fixed salary;

•	annual incentives (cash bonus); and

•	option based compensation.

Fixed salary will comprise a portion of the total cash-based compensation; however, annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) market performance of the New SilverCrest Shares. To date, no specific formulae have been developed to assign a specific weighting to each of these components. Instead, the New SilverCrest Board will consider each performance target and New SilverCrest’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

The Compensation Committee and the New SilverCrest Board will approve the salary ranges for the NEOs. The base salary review for each NEO will be based on assessment of factors such as current competitive market conditions, compensation levels within compensation practices of similarly situated companies and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. New SilverCrest may consider comparative data for New SilverCrest’s peer group which would be accumulated from a number of external sources including independent consultants. New SilverCrest’s policy for determining salary for executive officers will be consistent with the administration of salaries for all other employees. As of the date of the Circular, New SilverCrest has not paid any salaries.

Annual Incentives

To date, New SilverCrest has not awarded any annual incentives by way of cash bonuses. However, New SilverCrest, in its discretion, may award such incentives in order to motivate executives to achieve short-term corporate goals. The Compensation Committee and the New SilverCrest Board will approve annual incentives.

The success of NEOs in achieving their individual objectives and their contribution to New SilverCrest in reaching its overall goals are to be factors in the determination of their annual bonus. The Compensation Committee shall assess each NEO’s performance on the basis of his or her respective contribution to the achievement of the predetermined corporate objectives, as well as to needs of New SilverCrest that arise on a day to day basis. This assessment will be used by the Compensation Committee in developing its recommendations to the New SilverCrest Board with respect to the determination of annual bonuses for the NEOs. Where the Compensation Committee cannot unanimously agree, the matter will be referred to the full New SilverCrest Board for decision. The New SilverCrest Board will rely heavily on the recommendations of the Compensation Committee in granting annual incentives.

Option-Based Awards

Following completion of the Arrangement, the directors and executive officers of New SilverCrest will hold approximately the following New SilverCrest Options to purchase New SilverCrest Shares under the New SilverCrest Option Plan (assuming that no SilverCrest Options are exercised prior to the Effective Time):

Name of Director / Executive Officer	New SilverCrest Options
N. Eric Fier	191,705
Barney Magnusson	191,705
J. Scott Drever	191,705
Ross O. Glanville	125,025
George W. Sanders	91,685
Graham C. Thody	100,020
Dunham L. Craig	50,010
Bernard Poznanski	12,503

Options held by management will be taken into consideration by the Compensation Committee at the time of any subsequent option grants under the New SilverCrest Option Plan in determining the quantum or terms of any such subsequent option grants. Options may be granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of New SilverCrest. The size of the option awards is anticipated to be in proportion to the deemed ability of the individual to make an impact on New SilverCrest’s success, as determined by the New SilverCrest Board. See in this Appendix H, “Options and Other Rights to Purchase Securities of New SilverCrest”.

Compensation of Executives

As at the date of the Circular, no remuneration or other compensation has been paid or provided by New SilverCrest to its executive officers for their services.

The New SilverCrest Board will approve targeted amounts of annual incentives for each NEO at the beginning of each financial year. The targeted amounts will be determined by the Compensation Committee based on a number of factors, including comparable compensation of similar companies.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day-to-day corporate activities, will trigger the award of a bonus payment to the NEOs. The NEOs will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Compensation Committee’s and the New SilverCrest Board’s assessment of overall performance. The determination as to whether a target has been met will ultimately be made by the New SilverCrest Board and the New SilverCrest Board will reserve the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

At or prior to the Effective Time, New SilverCrest expects to enter into employment agreements with each of its Named Executive Officers, pursuant to which the Named Executive Officers will provide management and administrative services to, and be compensated for those services by, New SilverCrest, as more particularly described in this Appendix H below under the heading “Executive Compensation — Employment Agreements”.

Employment Agreements

At or prior to the Effective Time, New SilverCrest will enter into an employment agreement with N. Eric Fier pursuant to which Mr. Fier will provide his services as President and Chief Executive Officer of New SilverCrest in consideration of an annual base salary of C$60,000. The agreement will include a severance clause which provides for payment of one and one-half times of then applicable base salary, bonus and benefits if Mr. Fier is terminated without cause or two times of then applicable base salary, bonus and benefits if New SilverCrest undergoes a change in control, as defined in Mr. Fier’s employment agreement.

At or prior to the Effective Time, New SilverCrest will enter into an employment agreement with Barney Magnusson pursuant to which Mr. Magnusson will provide his services as Chief Financial Officer of New SilverCrest on a part-time basis in consideration of annual fees of approximately C$45,000 per year. The agreement will include a severance clause which provides for payment of one and one-half times of then applicable base salary, bonus and benefits if Mr. Magnusson is terminated without cause or two times of then applicable base salary, bonus and benefits if New SilverCrest undergoes a change in control, as defined in Mr. Magnusson’s employment agreement.

Pension Plan Benefits, Termination and Change of Control Benefits

New SilverCrest does not anticipate having in place any pension or retirement plan. New SilverCrest has not provided compensation, monetary or otherwise to any person who now acts as a NEO of New SilverCrest, in connection with or related to the retirement, termination or resignation of such person and New SilverCrest has provided no compensation to such persons as a result of a change of control of New SilverCrest, its subsidiaries or affiliates. Other than as may be provided pursuant to employment agreement with Mr. Fier, as described herein, New SilverCrest is not now and will not be at the Effective Time party to any compensation plan or arrangement with NEOs resulting from the resignation, retirement or the termination of employment of any person.

Compensation Risk Considerations

The Compensation Committee will be responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. New SilverCrest anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking. New SilverCrest does not currently have a policy that restricts directors or NEOs from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of New SilverCrest, as of the date of hereof, no director or NEO of New SilverCrest has participated in the purchase of such financial instruments.

Base salaries will be fixed in amount and will not encourage risk taking. While annual incentive awards will focus on the achievement of short-term or annual goals and short-term goals may encourage the taking of short-term risks at the expense of long term results, New SilverCrest’s annual incentive award program will represent a small percentage of employees’ compensation opportunities. Annual incentive awards will be based on various personal and company-wide achievements. Such performance goals are subjective and include achieving individual and/or corporate targets and objectives, as well as general performance in day-to-day corporate activities which would trigger the award of a bonus payment to the NEO. The determination as to whether a target has been met will ultimately be made by the New SilverCrest Board (after receiving recommendations of the Compensation Committee) and the New SilverCrest Board will reserve the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate. Funding of the annual incentive awards will be capped at the company level and the distribution of funds to the executive officers will be at the discretion of the Compensation Committee.

Stock option awards are important to further align employees’ interests with those of the New SilverCrest Shareholders. The ultimate value of the awards is tied to the price of the New SilverCrest Shares and since awards are expected to be staggered and subject to long-term vesting schedules, they will help ensure that NEOs have significant value tied in long-term stock price performance.

Compensation of Directors

At the date of the Circular, New SilverCrest has seven directors and, following the Effective Time, New SilverCrest expects to continue to have seven directors. See in this Appendix H, “Directors and Officers of New SilverCrest”. No remuneration has been paid to the directors for their services as directors to the date hereof.

New SilverCrest does not plan to provide cash remuneration for its directors. In addition, each of the directors will be entitled to participate in the New SilverCrest Option Plan as more fully described under the heading “Limitations on Option Grants to Non-Employee Directors”.

Options and Other Rights to Purchase Securities of New SilverCrest

New SilverCrest will adopt the New SilverCrest Option Plan, subject to its ratification and confirmation by the SilverCrest Shareholders at the SilverCrest Meeting. See in the Circular “Approval of New SilverCrest Option Plan”. If approved, the New SilverCrest Option Plan will be implemented at the Effective Time. The New SilverCrest Option Plan is a rolling stock option plan that sets the number of New SilverCrest Shares issuable thereunder at a maximum of 10% of the New SilverCrest Shares issued and outstanding at the time of any grant.

As of the date of the Circular, no stock options have been granted nor have any other rights or securities to purchase New SilverCrest Shares been issued by New SilverCrest. At the Effective Time, 1,593,652 New SilverCrest Options will be issued at the Effective Time pursuant to the Plan of Arrangement, as described below, in connection with the exchange of the then issued and outstanding SilverCrest Options. The New SilverCrest Options will be governed by the New SilverCrest Option Plan. The New SilverCrest Board does not intend to grant any additional incentive stock options pursuant to the New SilverCrest Option Plan until the New SilverCrest Shares are listed on the TSX-V or other stock exchange such that a fair market value exercise price for options can be determined. See also in this Appendix H, “Executive Compensation — Option-Based Awards” and “Consolidated Capitalization”.

Category of Optionholder	Number of New SilverCrest Options Held as a Group
Officers and proposed officers of New SilverCrest(1)	395,913
Directors and proposed directors of New SilverCrest (who are not also officers or proposed officers)(2)	558,445
Employees or proposed employees of New SilverCrest (who are not also officers or proposed officers)	N/A

Category of Optionholder	Number of New SilverCrest Options Held as a Group
Consultants or proposed consultants of New SilverCrest (who are not also officers or proposed officers)	N/A
Officers and past officers of SilverCrest (who are not also officers or directors or proposed officers or directors of New SilverCrest)(3)	374,242
Directors and past directors of SilverCrest (who are not also directors or proposed directors of New SilverCrest)	N/A
Employees of SilverCrest (who are not also officers or proposed officers or employees or proposed employees of New SilverCrest)	200,040
Consultants of SilverCrest (who are not also consultants or proposed consultants of New SilverCrest)	65,013

Notes:

(1)	Includes New SilverCrest Options to be held by N. Eric Fier, Barney Magnusson and Bernard Poznanski. See also in this Appendix H, “Executive Compensation — Option-Based Awards”.

(2)	Includes New SilverCrest Options to be held by Dunham L. Craig, J. Scott Drever, Ross O. Glanville, George W. Sanders and Graham C. Thody.

(3)	Includes New SilverCrest Options to be held by Brent McFarlane, Marcio Fonseca, Michael Rapsch and Tom Keating of SilverCrest.

The following is a summary of the principal terms of the New SilverCrest Stock Option Plan (the “Option Plan”).

Material Terms of the New SilverCrest Option Plan

The following is a summary of the material terms of the Option Plan:

•	The number of New SilverCrest Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan is 10% of the issued and outstanding New SilverCrest Shares from time to time.

•	The Option Plan is administered by a “Committee” which means the Board of Directors of New SilverCrest or such committee of the Board of Directors that the Board of Directors has designated to administer the Option Plan.

•	The exercise price for options granted under the Option Plan will not be less than the “market price” of the New SilverCrest Shares (which, under the Option Plan, is the last closing price of the New SilverCrest Shares on the TSX-V before the date of the option grant) or such other minimum exercise price as may be required or permitted by the TSX-V.

•	Options may be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee’s cessation of services to New SilverCrest.

•	The vesting for each option shall be determined by the Committee at the time that the option is granted, and shall be specified in the option agreement or certificate in respect of the option.

•	Options granted to any optionee who is a director, officer, employee or consultant shall expire the earlier of: (a) that date which is 90 days (30 days for optionees engaged in investor relations activities) after the optionee ceases to be in at least one of such categories unless an earlier date is provided for in the optionee’s option agreement or certificate; and (b) the expiry of the option period. New SilverCrest may extend the period specified in the aforementioned clause (a) in respect of any option for a specified period up to the expiry of the option period, subject to any applicable regulatory approvals.

•	Options are non transferable and non assignable, except by will and by the laws of descent and distribution. During the lifetime of an optionee, the option may be exercised only by the optionee.

•	In the event of the death of an optionee while in service to New SilverCrest or a related entity of New SilverCrest, each outstanding option held by the optionee (to the extent then vested and not exercised) shall be exercisable until the earlier of (a) the expiration of one year following such death unless an earlier date is provided for in the option agreement or certificate with respect to the option, and (b) the expiry of the option period, but only by the persons to whom the optionee’s rights under the option shall pass by the optionee’s will or by the laws of descent and distribution.

•	If the expiry date of any option would otherwise occur during or within 10 business days following the end of a period in which the trading of the New SilverCrest Shares is restricted by the policies of New SilverCrest (a “Blackout Period”), then the expiry date of such option shall be extended to the date which is the 10th business day following the expiration of the Blackout Period.

•	The Committee may, in its discretion but subject to any necessary regulatory approvals, provide for the extension of the exercisability of a stock option, accelerate the vesting or exercisability of any option, eliminate or make less restrictive any restrictions contained in an option, waive any restriction or other provision of the Option Plan or an option or otherwise amend or modify an option in any manner that is either (a) not adverse to the optionee or (b) consented to by such optionee.

•	If there is a takeover bid or tender offer made for all or any of the issued and outstanding New SilverCrest Shares (a “Bid”), then the Committee may, by resolution, permit all outstanding options to become immediately exercisable in order to permit the New SilverCrest Shares issuable under such options to be tendered to such Bid. If the Bid is not completed within the time specified therein or all of the New SilverCrest Shares tendered by the optionee pursuant to the Bid are not taken up or paid for by the offeror in respect thereof, the New SilverCrest Shares received pursuant to such exercise, including any New SilverCrest Shares that are not taken up and paid for pursuant to the Bid, may be returned by the optionee to New SilverCrest, and the Option shall be reinstated as if it had not been exercised.

•	In lieu of exercising an option, the Committee may permit an optionee to elect to receive, without payment by the optionee of any additional consideration, New SilverCrest Shares equal to the value of the option (or the portion thereof being exercised) by surrender of the option to New SilverCrest, together with written notice reflecting such “cashless” exercise. In such event, the optionee shall receive that number of New SilverCrest Shares, disregarding fractions, which, when multiplied by the market price on the date of the cashless exercise, have a total value equal to the product of that number of New SilverCrest Shares subject to the option times the difference between the market price on the date of the cashless exercise and the option exercise price. For the purpose of cashless exercises of options, the market price of one New SilverCrest Share as of a particular cashless exercise date is the volume weighted average trading price of one New SilverCrest Share on the TSX-V, or another stock exchange where the majority of the trading volume and value of the New SilverCrest Shares occurs, for the five trading days immediately preceding such date.

•	The New SilverCrest Board may in its absolute discretion amend the Option Plan without shareholder approval at any time, provided that no such amendment will adversely affect any outstanding options granted thereunder without the optionee’s consent. Without limiting the generality of the foregoing, the New SilverCrest Board may make the following types of amendments to the Option Plan without shareholder approval:

(a)	any amendment pertaining to the vesting provisions of each option;

(b)	any amendment to the terms of the Option Plan relating to the effect of termination, cessation of employment, disability or death of an optionee on the right to exercise options;

(c)	any amendment as may be necessary or desirable to bring the Option Plan into compliance with securities, corporate or tax laws and the rules and policies of any stock exchange upon which the New SilverCrest Shares are from time to time listed;

(d)	any amendment of a “housekeeping” nature including, but not limited to, amendments of a clerical, grammatical or typographical nature;

(e)	any amendment with respect to the administration of the Option Plan;

(f)	any amendment to correct any defect, supply any information or reconcile any inconsistency in the Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Option Plan;

(g)	any amendment to the termination provisions of the Option Plan or any option, other than an amendment extending the expiry date of such option beyond its original expiry date;

(h)	any amendment to the class of eligible persons that may participate under the Option Plan; and

(i)	any other amendments, whether fundamental or otherwise, not requiring shareholder approval under applicable law or the rules, regulations and policies of any stock exchange on which New SilverCrest’s shares are listed and of all securities commissions or similar securities regulatory authorities having jurisdiction over New SilverCrest.

Any amendment to the Option Plan is also subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of New SilverCrest and, where required for such approvals, the approval of the shareholders of New SilverCrest.

Limitations on Option Grants to Non-Employee Directors

As a pre-production mineral company that is still in the development stage, New SilverCrest will have a small number of employees and will rely extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, New SilverCrest may choose to compensate directors partly with incentive stock options, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the shareholders of New SilverCrest by providing them with the opportunity to participate in the upside that results from their contribution. While other larger and/or established operating companies may place limitations on non-employee director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, New SilverCrest believes that some methodologies used to quantify the value of options at the time of the grant (using an option pricing model that values options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of New SilverCrest. Because such methodologies typically incorporate stock volatility into the calculation of option value, the volatility of New SilverCrest’s stock (compared with more established operating companies) can significantly inflate option value. The result is that an option grant in a given year could be valued at well in excess of the proposed limits discussed above even if the option is out-of-the money on the date of grant. While New SilverCrest does not object to the principle of limiting non-employee director compensation, New SilverCrest believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, New SilverCrest intends to continue to evaluate the concept of granting options to non-employee directors on a case-by-case basis, making grants based on the contribution of the directors and having regard to the levels of compensation offered by companies in analogous stages of development.

Indebtedness of Directors and Executive Officers

None of the current or proposed directors or officers of New SilverCrest, nor any affiliate or associate of the current or proposed directors or officers of New SilverCrest, is or was indebted to New SilverCrest (or to another entity which is the subject of a guarantee support agreement, letter of credit, or other similar arrangement or undertaking provided by New SilverCrest entered into in connection with a purchase of securities or otherwise per item 10.1 of Form 51-102F5 — Information Circular,) at any time since its incorporation.

Audit Committee

The Audit Committee will be responsible for monitoring New SilverCrest’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The initial members of the Audit Committee will be Ross O. Glanville, George W. Sanders and Graham C. Thody, all of whom are “independent” directors as defined in National Instrument 52-110 — Audit Committees (“NI 52-110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110 which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of New SilverCrest’s financial statements. The New SilverCrest Board has adopted the Audit Committee charter (the “Audit Committee Charter”) which is attached as Schedule VI to this Appendix H.

Relevant Education and Experience

Ross O. Glanville — Mr. Glanville has over forty years of resource-related experience in numerous countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville obtained a Bachelor of Applied Science in Engineering (Mining) in 1970, became a member of the Professional Engineers Association of British Columbia in 1972, obtained a Masters Degree in Business Administration in 1974, and became a member of the Certified General Accountants Association of B.C. in 1980. He has specialized in valuations, fairness opinions, and litigation support, often as expert witness, related to the mining and exploration industry. He has prepared hundreds of valuations and fairness opinions for mining and exploration companies in North America, Africa, Australia, South America, Asia, and Europe. Mr. Glanville has formed public companies, listed on the TSX, the Australian Stock Exchange, NASDAQ, and the TSX-V, and has served on the Boards of Directors of five companies with producing mines, and still serves as a director of three of these companies.

George W. Sanders — Mr. Sanders is a mining entrepreneur with over 35 years in mining and exploration finance experience. Mr. Sanders is also a Director of Bitterroot Resources Ltd., and a Director and President of Goldcliff Resource Corporation. He spent over 15 years as a registered representative and precious metals specialist with the investment firm Canaccord Capital Corporation (now Canaccord Genuity Corp.) and its predecessor companies. Mr. Sanders has held Corporate Development positions with Richmont Mines Ltd., Consolidated Cinola Mines and Shore Gold Inc. He provides the Company with a solid base in corporate finance and investor relations.

Graham C. Thody — Mr. Thody is a member of the British Columbia Institute of Chartered Accountants as well as the Canadian Institute of Chartered Accountants. He served as a member of the BCICA By-Laws Committee for several years. Mr. Thody has also served as a Director and Executive Member of the Lions Gate Hospital Foundation, as well as the Chair of its Finance Committee. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia. He was a Partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver, British Columbia from 1979 until his retirement in 2007. His practice focus included audits of reporting companies, corporate finance (including initial public offerings), corporate mergers and acquisitions as well as domestic and international tax matters. He was President and CEO of UEX Corporation from November 2009 until his retirement in January 2014. He is currently a director of several reporting companies which are involved in mineral exploration and development throughout North, Central and South America.

Pre-Approval Policies and Procedures

The Audit Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of New SilverCrest.

Corporate Governance

National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators sets out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of New SilverCrest’s intended approach to corporate governance in relation to the Guidelines.

The Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with New SilverCrest. A “material relationship” is in turn defined as a relationship which could, in the view of the New SilverCrest Board, be reasonably expected to interfere with such member’s independent judgment. At the Effective Time, the New SilverCrest Board is expected to be comprised of seven members, five of whom the New SilverCrest Board has determined are “independent directors” within the meaning of NI 58-101. Dunham L. Craig, J. Scott Drever, Ross O. Glanville, George W. Sanders and Graham C. Thody are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with New SilverCrest. The basis for this determination is that, since the date of incorporation of New SilverCrest, none of the independent directors have worked for New SilverCrest, received remuneration from New SilverCrest or had material contracts with or material interests in New SilverCrest which could interfere with their ability to act with a view to the best interests of New SilverCrest. N. Eric Fier and Barney Magnusson are not independent directors since each of them is also an officer of New SilverCrest.

The New SilverCrest Board believes that it will function independently of management. To enhance its ability to act independent of management, the New SilverCrest Board may in the future meet in the absence of members of management or may excuse such persons from all or a portion of any meeting where an actual or potential conflict of interest arises or where the New SilverCrest Board otherwise determines is appropriate.

Directorships

Except for N. Eric Fier and Barney Magnusson, all of the directors of New SilverCrest are currently directors of SilverCrest; however, upon completion of the Arrangement none of these directors will remain directors of SilverCrest. In addition, certain of the directors of New SilverCrest are also current directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other Reporting Issuer (or equivalent in a foreign jurisdiction)	Trading Market
N. Eric Fier	N/A	N/A

Barney Magnusson	N/A	N/A

J. Scott Drever	Goldsource Mines Inc.	TSX-V
(British Columbia)

Ross O. Glanville	Clifton Star Resources Ltd.	TSX-V
(British Columbia)
	Archon Minerals Limited	TSX-V
(British Columbia)
	Avino Silver & Gold Mines Ltd.	TSX-V
(British Columbia)
	Baja Mining Corporation	TSX-V
(British Columbia)

George W. Sanders	Bitterroot Resources Ltd.	TSX-V
(British Columbia)
	Goldcliff Resource Corporation	TSX-V
(British Columbia)

Graham C. Thody	Goldsource Mines Inc.	TSX-V
(British Columbia)
	UEX Corporation	TSX
(British Columbia)
	Geologix Explorations Inc.	TSX
(British Columbia)

Dunham L. Craig	Geologix Explorations Inc.	TSX
(British Columbia)

Orientation and Continuing Education

While New SilverCrest currently has no formal orientation and education program for new board members, it is expected that sufficient information (such as recent financial statements, technical reports and various other operating, property and budget reports) will be provided to all new board members to ensure that new directors are familiarized with New SilverCrest’s business and the procedures of the New SilverCrest Board. In addition, new directors will be encouraged to visit and meet with management on a regular basis. New SilverCrest will also encourage continuing education of its directors and officers where appropriate in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to New SilverCrest. The New SilverCrest Board’s continuing education will also consist of correspondence with New SilverCrest’s legal counsel to remain up to date with developments in relevant corporate and securities’ law matters.

Ethical Business Conduct

The fiduciary duties placed on individual directors by New SilverCrest’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the New SilverCrest Board in which the director has an interest will ensure that the New SilverCrest Board operates independently of management and in the best interests of New SilverCrest.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of New SilverCrest and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors and proposed directors of New SilverCrest also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the BCBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director will be required to declare the nature and extent of his interest and will not be entitled to vote at meetings of directors which evoke such a conflict.

Board Committees

The New SilverCrest Board will have three standing committees: the Audit Committee, a corporate governance and nominating committee (the “Corporate Governance and Nominating Committee”) and the Compensation Committee. The proposed members of these committees are Ross O. Glanville, George W. Sanders and Graham C. Thody. The New SilverCrest Board has adopted the Audit Committee Charter which is attached as Schedule VI to this Appendix H. The New SilverCrest Board intends to adopt a charter for the Compensation Committee prior to the Effective Time.

Nomination of Directors

Responsibility for identifying new candidates to join the New SilverCrest Board will belong to the New SilverCrest Board as a whole. The New SilverCrest Board will encourage all directors to participate in the process of identifying and recruiting new candidates. The Corporate Governance and Nominating Committee will have the responsibility of making recommendations to the New SilverCrest Board with respect to the new nominees and for assessing directors on an on-going basis. While there are no specific criteria for New SilverCrest Board membership, New SilverCrest will seek to attract and retain directors with business knowledge and a particular expertise in mineral exploration and development or other areas of specialized knowledge (such as finance) which will assist in guiding the officers of New SilverCrest. The initial members of the Corporate Governance and Nominating Committee will be Ross O. Glanville, George W. Sanders and Graham C. Thody, all of whom are independent directors within the meaning of NI 58-101.

Compensation Committee

The Compensation Committee will be responsible for assisting New SilverCrest in determining compensation of senior management of New SilverCrest as well as reviewing the adequacy and form of the directors’ compensation. The Compensation Committee is expected to annually review the goals and objectives of New SilverCrest’s Chief Executive Officer for the upcoming year and to perform an appraisal of New SilverCrest’s Chief Executive Officer’s performance for the past year. The Compensation Committee will also administer and make recommendations regarding the operation of New SilverCrest’s incentive plans. The initial members of the Compensation Committee will be Ross O. Glanville, George W. Sanders and Graham C. Thody, all of whom are independent directors within the meaning of NI 58-101.

Compensation

The Compensation Committee of the New SilverCrest Board will review, on an annual basis, the adequacy and form of compensation of directors and officers and will ensure that the levels of compensation of the New SilverCrest Board reflect the responsibilities, time commitment and risks involved in being an effective director.

Because of New SilverCrest’s status as a pre-production mineral company that is still in the development stage, New SilverCrest will have a relatively small number of employees and will rely extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, New SilverCrest may compensate directors partly with New SilverCrest Options, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the New SilverCrest shareholders by providing them with the opportunity to participate in any increase in shareholder value that results from their contribution. See in this Appendix H, “Executive Compensation — Compensation of Directors” and “Options and Other Rights to Purchase Securities of New SilverCrest — Limitations on Option Grants to Non-Employee Directors”.

Audit Committee

On or before the Effective Date, New SilverCrest will establish an Audit Committee comprised of a majority of directors considered to be independent and financially literate in accordance with applicable securities laws. The Audit Committee Charter is attached as Schedule VI to this Appendix H. See in this Appendix H, “Audit Committee”.

Other Board Committees

Other than the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee, it is not anticipated that New SilverCrest will have any additional committees immediately following the Effective Time. The New SilverCrest Board may, however, establish additional committees (such as an Occupational Health and Safety Committee and Disclosure Committee) after the Effective Time, depending on the needs of New SilverCrest.

Board Mandate

The New SilverCrest Board has adopted a written mandate (the “Board Mandate”), a copy of which is attached as Schedule VII to this Appendix H.

Assessments

Given its early stage of development, the New SilverCrest Board will not initially take any formal steps to assess the performance of the New SilverCrest Board or its committees. The New SilverCrest Board will consider New SilverCrest Board and committee performance, from time to time, as required.

Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of New SilverCrest and could cause New SilverCrest’s operating and financial performance to differ materially from the estimates described in forward-looking statements related to New SilverCrest. These include widespread risks associated with any form of business and specific risks associated with New SilverCrest’s business and its involvement in the mineral exploration and development industry. An investment in the New SilverCrest Shares, as well as New SilverCrest’s prospects, are highly speculative due to the high-risk nature of its business and the present stage of its operations. New SilverCrest Shareholders may lose their entire investment. The risks described below are not the only ones facing New SilverCrest. Additional risks not currently known to New SilverCrest, or that New SilverCrest currently deems immaterial, may also impair New SilverCrest’s business or operations. If any of the following risks actually occur, New SilverCrest’s business, financial condition, operating results and prospects could be adversely affected.

SilverCrest Shareholders should consult with their professional advisors to assess the Arrangement and their resulting investment in New SilverCrest. In evaluating New SilverCrest and its business and whether to vote in favour of the Arrangement, SilverCrest Shareholders should carefully consider, in addition to the other information contained in the Circular and this Appendix H, the risk factors which follow, as well as the risks associated with the Arrangement (see in the Circular “Risks Factors Relating to the Arrangement”). These risk factors may not be a definitive list of all risk factors associated with the Arrangement, an investment in New SilverCrest or in connection with New SilverCrest’s business or operations.

No Assurance of Listing of New SilverCrest Shares

The New SilverCrest Shares are not currently listed on any stock exchange. Although an application will be made for listing of the New SilverCrest Shares on the TSX-V, there is no assurance when, or if, the New SilverCrest Shares will be listed on the TSX-V or on any other stock exchange. Listing will be subject to New SilverCrest meeting the listing requirements and other conditions of the TSX-V. Listing of the New SilverCrest Shares on the TSX-V or on any other exchange is not a condition to the completion of the Arrangement. Until the New SilverCrest Shares are listed on a stock exchange, shareholders of New SilverCrest may not be able to sell their New SilverCrest Shares. Even if a listing is obtained, ownership of New SilverCrest Shares will entail a high degree of risk.

In addition, First Majestic is entitled to more than 9.9% of the outstanding New SilverCrest Shares as at the Effective Date if the New SilverCrest Shares are not listed and posted for trading on the TSX-V by certain dates, as follows: (i) if not within 90 days of the Effective Date, then New SilverCrest must ensure that a total of 10.89% of the New SilverCrest Shares are held by First Majestic or one of its affiliates upon the listing of New SilverCrest on the TSX-V; (ii) if not within 120 days of the Effective Date, then New SilverCrest shall ensure that a total of 12.52% of the New SilverCrest Shares are held by First Majestic or one of its affiliates upon the listing of New SilverCrest on the TSX-V; and (iii) if not within 365 days of the Effective Date, then New SilverCrest shall ensure that a total of 14.4% of the New SilverCrest Shares are held by First Majestic or one of its affiliates upon the listing of New SilverCrest on the TSX-V. In any such case, the shares of other New SilverCrest Shareholders will be further diluted.

Tax risks if the New SilverCrest Shares are not listed on a designated stock exchange

If the New SilverCrest Shares are not listed on a designated stock exchange in Canada before the due date for New SilverCrest’s first income tax return or if New SilverCrest does not otherwise satisfy the conditions in the Tax Act to be a “public corporation”, the New SilverCrest Shares will not be considered to be a qualified investment for a Registered Plan from their date of issue. Where a Registered Plan acquires a New SilverCrest Share in circumstances where the New SilverCrest Share is not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the annuitant under the Registered Plan, including that the Registered Plan may become subject to penalty taxes, the annuitant of such Registered Plan may be deemed to have received income therefrom or be subject to a penalty tax or, in the case of a registered education savings plan, such plan may have its tax exempt status revoked.

Market Price of New SilverCrest Shares

The New SilverCrest Shares do not currently trade on any exchange or market. Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the New SilverCrest Shares is also likely to be significantly affected by short-term changes in mineral prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to New SilverCrest’s performance that may have an effect on the price of the New SilverCrest Shares include the following: (i) the extent of analytical coverage available to investors concerning New SilverCrest’s business may be limited if investment banks with research capabilities do not follow New SilverCrest’s securities; (ii) lessening in trading volume and general market interest in New SilverCrest’s securities may affect an investor’s ability to trade significant numbers of New SilverCrest Shares; (iii) the size of New SilverCrest’s public float may limit the ability of some institutions to invest in New SilverCrest’s securities; and (iv) a substantial decline in the price of the New SilverCrest Shares that persists for a significant period of time could cause New SilverCrest’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the New SilverCrest Shares at any given point in time may not accurately reflect New SilverCrest’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New SilverCrest may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The fact that no market currently exists for the New SilverCrest Shares may affect the pricing of the New SilverCrest Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the New SilverCrest Shares and the extent of the regulations to which New SilverCrest is subject.

No History of Operations or Earnings

New SilverCrest has no history of operations or earnings. New SilverCrest is an exploration stage company and no operating revenues are anticipated until one of New SilverCrest’s projects comes into production, which may or may not occur. As such, any future revenues and profits are uncertain. New SilverCrest is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that New SilverCrest will be successful in achieving a return on the SilverCrest Shareholders’ investment in the New SilverCrest Shares and the likelihood of success must be considered in light of its early stage of operations. New SilverCrest will require additional financing to further explore, develop, acquire, and achieve commercial production on its property interests and, if financing is unavailable for any reason, New SilverCrest may become unable to acquire and retain its property interests and carry out its business plan.

There can be no assurance that the Cruz de Mayo Property or any other property will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. New SilverCrest will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that New SilverCrest will generate revenue from any source, operate profitably or provide a return on investment in the future.

No Mineral Production

New SilverCrest does not have an interest in a mineral-producing property. There is no assurance that commercial quantities of minerals will be discovered at any New SilverCrest property, nor is there any assurance that any future exploration programs of New SilverCrest on the Cruz de Mayo Property or any other properties will yield any positive results. Even where commercial properties of minerals are discovered, there can be no assurance that any property of New SilverCrest will ever be brought to a stage where mineral reserves can be profitably produced thereon. Factors which may limit the ability of New SilverCrest to produce mineral resources from its properties include, but are not limited to, the price of mineral resources are explored, availability of additional capital and financing and the nature of any mineral deposits.

Exploration and Development Risks

New SilverCrest is a junior resource company focused primarily on the acquisition, exploration and development of mineral properties located in Mexico. New SilverCrest’s properties, including the Cruz de Mayo Property, have no established Mineral Reserves (as defined by NI 43-101). There is no assurance that any of New SilverCrest’s projects can be mined profitably. Accordingly, it is not assured that New SilverCrest will realize any profits in the short to medium term, if at all. Any profitability in the future from the business of New SilverCrest will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors.

The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time that even a combination of management’s careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves and resources by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current or future exploration and development programs of New SilverCrest will result in profitable commercial mining operations. The profitability of New SilverCrest’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral reserves that are sufficient to support commercial mining operations and to construct, complete and install mining and processing facilities on those properties that are actually developed.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. New SilverCrest’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of silver and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. The financing, exploration, development and mining of any of New SilverCrest’s properties is furthermore subject to a number of macroeconomic, legal and social factors, including commodity prices, laws and regulations, political conditions, currency fluctuations, the ability to hire and retain qualified people, the inability to obtain suitable adequate machinery, equipment or labour and obtaining necessary services in jurisdictions in which New SilverCrest operates. Unfavourable changes to these and other factors have the potential to negatively affect New SilverCrest’s operations and business.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate or even mitigate. While the discovery of a mineral-bearing structure may result in an increase in value for shareholders, few properties which are explored are ultimately developed into producing mines.

Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by New SilverCrest will result in a profitable commercial mining operation. Whether a silver, gold or other precious or base metal or mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of mineralization and proximity to infrastructure; mineral prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in New SilverCrest not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by New SilverCrest towards the exploration and evaluation of silver, gold, copper or other minerals will result in discoveries or production of commercial quantities of silver, gold or other minerals. In addition, once in production, mineral reserves are finite and there can be no assurance that New SilverCrest will be able to locate additional reserves as its existing reserves are depleted.

Reliability of Mineral Resource Estimates

Mineral Resources are estimates based on sampling of the mineralized material in a deposit. Such estimates may not be found to be accurate. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimation of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Inferred Resources are ones for which there has been insufficient exploration to define an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

Unless otherwise indicated, mineralization figures presented in this Appendix H and the Technical Report are based upon estimates made by geologists and New SilverCrest’s personnel. Although the Mineral Resource figures set out in this Appendix H and in the Technical Report have been carefully prepared and reviewed or verified by qualified persons, these amounts are estimates only and no assurance can be given that an identified mineral resource will ever become a Mineral Reserve or in any way qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, all of which may prove to be unreliable. Furthermore, there are risks related to the reliability of analytical results and unforeseen possible variations in grade or other considerations.

Global Financial Conditions

Recent global financial conditions have been characterized by increased volatility and access to public financing, particularly for junior mineral exploration companies, has been negatively impacted. These conditions may affect New SilverCrest’s ability to obtain equity or debt financing in the future on terms favourable to New SilverCrest or at all. If such conditions continue, New SilverCrest’s operations could be negatively impacted.

Commodity Markets

The price of New SilverCrest’s securities, its financial results, and its access to the capital required to finance its exploration activities may in the future be adversely affected by declines in the price of precious and base metals. Precious metal prices fluctuate widely and are affected by numerous factors beyond New SilverCrest’s control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. If these or other factors continue to adversely affect the price of precious and base metals, the market price of New SilverCrest’s securities may decline.

Market Fluctuation and Commercial Quantities

The market for minerals is influenced by many factors beyond New SilverCrest’s control, including without limitation the supply and demand for minerals. In addition, the metals industry in general is intensely competitive and there is no assurance that, even if apparently commercial quantities and qualities of metals (such as silver) are discovered, a market will exist for their profitable sale. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond New SilverCrest’s control, including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure, the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, and environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability such that any adverse combination of such factors may result in New SilverCrest not receiving an adequate return on invested capital or having its mineral projects be rendered uneconomic.

Insurance and Uninsured Risks

New SilverCrest’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties, personal injury or death, environmental damage to New SilverCrest’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

New SilverCrest may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to New SilverCrest or to other companies in the mining industry on acceptable terms. New SilverCrest might also become subject to liability for pollution or other hazards which it may not be insured against or which New SilverCrest may elect not to insure against because of premium costs or other reasons. Losses from these events may cause New SilverCrest to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect New SilverCrest or require it to expend significant funds. There is also a risk that environmental and other laws and regulations may become more onerous, making it more costly for New SilverCrest to remain in compliance with such laws and regulations.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect New SilverCrest’s operations. Environmental hazards may exist on the properties on which New SilverCrest holds interests which are unknown to New SilverCrest at present and which have been caused by previous or existing owners or operators of the properties.

New SilverCrest cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition. There is no assurance that any future changes to environmental regulation, if any, will not adversely affect New SilverCrest.

Foreign Mineral Properties

New SilverCrest’s properties are located in Mexico and therefore exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of New SilverCrest’s business activities and appropriation of assets. Some of New SilverCrest’s properties are located in areas where Mexican drug cartels may operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to New SilverCrest’s foreign operations. If New SilverCrest were to experience resistance or unrest in connection with its operations, it could have a material adverse effect on its operations and profitability.

To the extent New SilverCrest acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Surface Rights

A mineral concession in Mexico does not confer any ownership of surface rights. The majority of New SilverCrest’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest to New SilverCrest within its mineral concessions that are overlain by significant habitation or industrial users, however there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or residential interests. New SilverCrest will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. SilverCrest’s mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. There can be no assurance that New SilverCrest will be able to negotiate and acquire surface access rights on terms acceptable to New SilverCrest or at all.

Land Title

The acquisition of the right to explore and/or exploit mineral properties is a detailed and time-consuming process. The principal property interests that New SilverCrest owns or controls, including those interests comprising of the Cruz de Mayo Property, come under the laws of Mexico, which has its own registration and management systems. Although New SilverCrest has either obtained title opinions or reviewed title for the Cruz de Mayo property, there is no guarantee that title to such mineral property interest will not be challenged or impugned. New SilverCrest’s mineral property interests may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects. New SilverCrest may also experience challenges in effecting the transfer of title to certain of its mineral properties. There may be valid challenges to the title of the mineral property interests which, if successful, could impair development and/or operations.

Competitive Industry Environment

The mining industry is highly competitive in all of its phases, both domestically and internationally. New SilverCrest’s ability to acquire properties and develop mineral reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration, of which there is a limited supply. New SilverCrest may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than New SilverCrest. Competition could adversely affect New SilverCrest’s ability to attract necessary funding or acquire suitable producing properties or prospects for mineral exploration in the future. Competition for services and equipment could result in delays if such services or equipment cannot be obtained in a timely manner due to inadequate availability, and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project development, exploration or construction costs and result in project delays. See above in this Appendix H, “Competitive Conditions”.

Additional Capital and Financing Risks

New SilverCrest plans to focus on exploring for minerals and will use its working capital to carry out such exploration. Although at the Effective Time, New SilverCrest will receive C$5,250,000 in cash from SilverCrest, New SilverCrest has no source of operating cash flow. The exploration and development of the Cruz de Mayo Property and/or New SilverCrest’s other properties may be dependent upon New SilverCrest’s ability to obtain financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of New SilverCrest’s projects.

Government Regulation

New SilverCrest’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for New SilverCrest to carry out its activities, its various licences and permits must be obtained and kept current. There is no guarantee that New SilverCrest’s licences and permits will be granted, or that once granted will be extended. In addition, the terms and conditions of such licences or permits could be changed and there can be no assurances that any application to renew any existing licences will be approved. There can be no assurance that all permits that New SilverCrest requires will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that New SilverCrest has obtained, could have a material adverse impact on New SilverCrest. New SilverCrest may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. New SilverCrest will also have to obtain and comply with permits and licences that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that New SilverCrest will be able to comply with any such conditions. Future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes.

Dividend Policy

It is not anticipated that dividends will be paid on the New SilverCrest Shares in the short to medium term. Investors in New SilverCrest’s securities cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is unlikely that investors will receive any return on their investment in New SilverCrest’s securities other than through possible share price appreciation.

Reliance on Key Personnel

New SilverCrest’s development will depend on the efforts of key management and other key personnel. Loss of any of these people, particularly to competitors, could have a material adverse effect on New SilverCrest’s business. Further, with respect to future development of New SilverCrest’s projects, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside New SilverCrest’s control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect New SilverCrest’s ability to employ the specific personnel required. Due to the relatively small size of New SilverCrest, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on New SilverCrest’s business, results of future operations and financial condition. New SilverCrest does not intend to take out ‘key person’ insurance in respect of any directors, officers or other employees.

Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. New SilverCrest has no history of operations and has not made any assessment as to the effectiveness of its internal controls. Though New SilverCrest intends to put into place a system of internal controls appropriate for its size, and reflective of its level of operations, there are limited internal controls currently in place.

Conflicts of Interest

Certain of the directors and/or officers of New SilverCrest also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving New SilverCrest should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of New SilverCrest and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Indemnified Liability Risk

Pursuant to the Arrangement Agreement, New SilverCrest has covenanted and agreed that, following the Effective Time, it will indemnify First Majestic, SilverCrest and their subsidiaries, affiliates, directors, officers, partners, employees, advisors, shareholders and agents (each an “Indemnified Party”) from all losses suffered or incurred by an Indemnified Party as a result of or arising directly or indirectly out of or in connection with the SilverCrest Transferred Liabilities (as such term is defined in the Arrangement Agreement), which includes:

(a)	all liabilities or obligations (contingent or otherwise) (other than any liability or obligation for Taxes) in respect (but only in respect) of the SilverCrest Transferred Assets (including the operations or activities in connection therewith);

(b)	all liabilities or obligations for Taxes payable to any Governmental Entity arising from, or in connection with the transaction contemplated under the SilverCrest Conveyance Agreement;

(c)	all liabilities or obligations for Taxes payable but not yet paid or reflected in the contingencies or commitments in the annual audited consolidated financial statements of SilverCrest as at, and for the years ended, December 31, 2014 and December 31, 2013 including the notes thereto, to any Governmental Entity and imposed on, or is in respect of, the SilverCrest Transferred Assets and/or any liabilities or obligations referred to as a SilverCrest Transferred Liability net of all applicable credits, deductions, and other amounts available (including any loss carryforwards) with respect to the SilverCrest Transferred Assets; and

(d)	TSX-V fees in respect of the listing of the New SilverCrest Shares on the TSX-V.

New SilverCrest will remain liable under this indemnity for two years following the Effective Date. Because of New SilverCrest’s limited financial resources, any requirement to indemnify under these provisions could have a material adverse effect on the ability of New SilverCrest to carry out its business plan.

Passive Foreign Investment Corporation (“PFIC”)

Based on current business plans and financial expectations, it is expected that New SilverCrest will be a PFIC for the current tax year and may be a PFIC in subsequent years, which could have adverse U.S. federal income tax consequences for U.S. Holders (as defined in the Circular under “Certain United States Federal Income Tax Considerations”). If New SilverCrest is a PFIC for any year during a U.S. Holder’s holding period, then such U.S. Holder generally will be subject to a special adverse tax regime with respect to so-called “excess distributions” received on New SilverCrest Shares. Gain realized upon a disposition of New SilverCrest Shares (including upon certain dispositions that would otherwise be tax-deferred) also will be treated as excess distributions. Further, distributions from a PFIC will not qualify for preferential tax rates as “qualified dividends.”

A U.S. Holder of PFIC shares may make a “QEF Election” or a “Mark-to-Market Election” (each as defined in the Circular under “Certain United States Federal Income Tax Considerations”) with respect to such shares to mitigate the adverse tax rules that apply to PFICs. These elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. A U.S. Holder who makes a QEF Election generally must report on a current basis its pro rata share of net capital gain and ordinary earnings for any year in which New SilverCrest is a PFIC, whether or not New SilverCrest distributes any amounts to its shareholders. A U.S. Holder may make a QEF Election only if the U.S. Holder receives certain information (known as a “PFIC annual information statement”) from New SilverCrest annually. There can be no assurance that New SilverCrest, if it were classified as a PFIC, will supply the information and statements necessary for the U.S. Holder to make and maintain a valid QEF Election. A U.S. Holder who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of New SilverCrest Shares over the U.S. Holder’s basis therein.

For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement, including the consequences under the PFIC rules, please see the discussion in the Circular under “Certain United States Federal Income Tax Considerations”.

Interest of Management in Material Transactions

Since New SilverCrest’s incorporation, no director, executive officer, or New SilverCrest Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding New SilverCrest Shares, or any known associates or affiliates or such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect New SilverCrest other than SilverCrest in connection with New SilverCrest’s incorporation (see in this Appendix H, “Corporate Structure and History”), the entering into of the Arrangement Agreement (see in the Circular, “The Arrangement”), and the transfer of the New SilverCrest Assets to New SilverCrest in connection with the Arrangement (see in this Appendix H, “Description of the Business”).

Certain directors and officers of New SilverCrest are also currently directors and officers of SilverCrest but will not remain directors and officers of SilverCrest following the Effective Time.

Material Contracts

The only material contracts entered into by New SilverCrest, other than in the ordinary course of business, since the date of incorporation of New SilverCrest or to be entered into in connection with the Arrangement are as follows:

1.	the Arrangement Agreement dated as of July 26, 2015, among SilverCrest, New SilverCrest and First Majestic (see in the Circular, “The Arrangement”);

2.	the SilverCrest Conveyance Agreement to be entered into prior to the Effective Date (see in this Appendix H, “Description of the Business — Acquisition of the New SilverCrest Assets” and “Properties of New SilverCrest — The Cruz de Mayo Property”); and

3.	the First Majestic Conveyance Agreement to be entered into prior to the Effective Date (see in this Appendix H, “Description of the Business — Acquisition of the New SilverCrest Assets”).

A copy of the Arrangement Agreement may be inspected by SilverCrest Shareholders at the registered office of SilverCrest at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4 during normal business hours prior to the Meeting, or at the Meeting. It can also be accessed under SilverCrest’s profile on SEDAR at www.sedar.com. Following completion of the Arrangement, the Arrangement Agreement, the SilverCrest Conveyance Agreement and the First Majestic Conveyance Agreement will be filed electronically with regulators by New SilverCrest and will be available for public viewing under New SilverCrest’s profile on SEDAR at www.sedar.com.

Auditors, Transfer Agent and Registrar

The auditors of New SilverCrest are Davidson and Company LLP, 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G6. The auditors were appointed on June 23, 2015. The registrar and transfer agent of New SilverCrest is expected to be Computershare Investor Services Inc. at its principal office in the city of Toronto, Ontario.

Legal Matters

There are no legal proceedings or regulatory actions involving New SilverCrest or its properties as at the date of the Circular, and New SilverCrest knows of no such proceedings or actions currently contemplated.

Interests of Experts

The technical report entitled “Mineral Resource Estimate for the Cruz de Mayo Property, Sonora, Mexico” effective August 17, 2015 pertaining to the Cruz de Mayo Property, commissioned by and prepared for SilverCrest and New SilverCrest by James Barr on behalf of Tetra Tech EBA Inc., was prepared in accordance with NI 43-101 and is the technical report from which certain technical information relating to New SilverCrest’s mineral projects on a property material to New SilverCrest contained in this Appendix H has been derived.

The person named above is a “Qualified Person” as defined in NI 43-101, and has been responsible for preparing the technical reports with respect to New SilverCrest referred to in this Appendix H.

To the best knowledge of SilverCrest and New SilverCrest, the aforementioned person does not hold any securities of SilverCrest or of any associate or affiliate of SilverCrest nor held any such securities when he prepared the reports referred to above or following the preparation of such reports nor did he receive any direct or indirect interest in any securities of SilverCrest or of any associate or affiliate of SilverCrest in connection with the preparation of such reports.

The aforementioned person has no direct or indirect interest in SilverCrest, any of its associates or affiliates or in the New SilverCrest Exploration Properties and is not currently expected to be elected, appointed or employed as a director, officer or employee of New SilverCrest or of any associate or affiliate of New SilverCrest.

Davidson & Company LLP is New SilverCrest’s auditor, and such firm has prepared an auditor’s report dated August 24, 2015, with respect to SilverCrest Metals Inc.’s financial statements for the period June 23, 2015 to June 30, 2015 and auditor’s report dated August 24, 2015, with respect to the Carve-Out Financial Statements of the Exploration Properties Business of SilverCrest Metals Inc. for the financial years ended December 31, 2014 and 2013, which were filed with the Canadian securities regulators on SEDAR (www.sedar.com). As of the date of the Circular, Davidson and Company LLP are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Certain legal matters relating to the Arrangement are to be passed upon Koffman Kalef LLP on behalf of New SilverCrest. Based on security holdings as of the date of the Circular, the partners and associates of Koffman Kalef LLP will hold less than 1% of the New SilverCrest Shares on the Effective Date.

Other than as described above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of New SilverCrest or of any associate or affiliate of New SilverCrest.

Promoter

SilverCrest, a significant shareholder of New SilverCrest, may be considered to be a promoter of New SilverCrest within the meaning of relevant Canadian securities legislation. As of the date hereof, SilverCrest beneficially owns or exercises control or direction over one (1) New SilverCrest Share, comprising 100% of all issued and outstanding New SilverCrest Shares as of the date hereof. Following completion of the Arrangement, SilverCrest will not own any shares in New SilverCrest.

Schedule I

Audited Financial Statements of SilverCrest Metals Inc. for the period June 23, 2015 to June 30, 2015

SILVERCREST METALS INC.

(A Newly Incorporated Business)

FINANCIAL STATEMENTS

JUNE 30, 2015

(Expressed in Canadian Dollars)

SILVERCREST METALS INC. (A Newly Incorporated Business)

INDEPENDENT AUDITORS' REPORT

To the Directors of

SilverCrest Metals Inc.

We have audited the accompanying financial statements of SilverCrest Metals Inc., which comprise the statement of financial position as at June 30, 2015, and the statements of comprehensive earnings (loss), cash flows and changes in shareholder’s equity for the period from incorporation on June 23, 2015 to June 30, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of SilverCrest Metals Inc. as at June 30, 2015 and its financial performance and its cash flows for the period from incorporation on June 23, 2015 to June 30, 2015 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about SilverCrest Metals Inc.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

August 24, 2015

SILVERCREST METALS INC.

(A Newly Incorporated Business)

STATEMENT OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT

JUNE 30, 2015
ASSETS

Cash	$1

SHAREHOLDER'S EQUITY

Capital stock	$1

Nature of operations and going concern (note 1)

Subsequent event (note 4)

Approved by the Board and authorized for issue on August 24, 2015:

"N. Eric Fier ”	Director	“Barney Magnusson”	Director

The accompanying notes are an integral part of these financial statements.

3

SILVERCREST METALS INC.

(A Newly Incorporated Business)

STATEMENT OF COMPREHENSIVE EARNINGS (LOSS)

(Expressed in Canadian Dollars)

PERIOD FROM INCORPORATION ON JUNE 23, 2015 TO JUNE 30, 2015

Comprehensive earnings (loss) for the period	$-

The accompanying notes are an integral part of these financial statements.

4

SILVERCREST METALS INC.

(A Newly Incorporated Business)

STATEMENT OF CASH FLOWS

(Expressed in Canadian Dollars)

PERIOD FROM INCORPORATION ON JUNE 23, 2015 TO JUNE 30, 2015

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES

Capital stock issued	$1

Change in cash during the period	1

Cash, beginning of the period	-

Cash, end of the period	$1

The accompanying notes are an integral part of these financial statements.

5

SILVERCREST METALS INC.

(A Newly Incorporated Business)

STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

(Expressed in Canadian Dollars)

PERIOD FROM INCORPORATION ON JUNE 23, 2015 TO JUNE 30, 2015

	Capital Stock
	Number	Amount

Issuance of capital stock	1	$1

The accompanying notes are an integral part of these financial statements.

6

SILVERCREST METALS INC.

(A Newly Incorporated Business)

NOTES TO THE FINANICAL STATEMENTS

(Expressed in Canadian Dollars)

PERIOD FROM INCORPORATION ON JUNE 23, 2015 TO JUNE 30, 2015

1. NATURE OF OPERATIONS AND GOING CONCERN

SilverCrest Metals Inc. (“SilverCrest Metals Inc.”, the “Company” or “SCM”) was incorporated under the Business Corporation Act (British Columbia) on June 23, 2015 under the name 1040669 B.C. Ltd. and is a wholly-owned subsidiary of SilverCrest Mines Inc. (“SilverCrest” or “SVL”). Articles of amendment were subsequently filed on August 11, 2015 to change the name of the Company to SilverCrest Metals Inc. The head office and principal address of the Company is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

SVL is in the process of completing an arrangement as described in Note 4 that will result in SCM holding title to various exploration properties located in Mexico. These financial statements reflect the financial position, comprehensive earnings (loss), cash flows and changes in shareholder equity of the Company as at June 30, 2015 and for the period from incorporation on June 23, 2015 to June 30, 2015. SCM has not begun any operating activities.

While these financial statements have been prepared on a going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of business, there are material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern. The Company has no sources of funding and its business and arrangement disclosed in Note 4 are dependent on approvals by the shareholders of SVL, applicable regulatory authorities and the Supreme Court of British Columbia.

2. BASIS OF PRESENTATION

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These financial statements were approved for issuance by the Board of Directors on August 24, 2015.

3. SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares and preferred shares without par value. Upon incorporation on June 23, 2015, the Company issued one common share at a price of $1 to SVL.

4. SUBSEQUENT EVENT

On July 26 2015, SVL, SCM and First Majestic Silver Corp. (“First Majestic”) entered into an arrangement agreement whereby First Majestic will acquire, through an arrangement, all the outstanding common shares of SVL. Under the arrangement, each SVL shareholder will receive 0.2769 common shares of First Majestic plus $0.0001 in cash for each SVL common share held, and 0.1667 common shares of SCM for each SVL common share held.

As part of the arrangement, SVL will transfer the Cruz de Mayo, Las Chispas, Angel de Plata, Huasabas and Estacion Llano exploration properties located in northern Mexico, as well as $5.25 million in cash and certain other assets currently owned by SVL to SCM. First Majestic will transfer its Guadalupe exploration property located in Durango, Mexico to SCM, and First Majestic will own approximately 9.9% of the shares of SCM following completion of the transaction.

7

Schedule II

(I)	Audited Carve-Out Financial Statements of the Exploration Properties Business of SilverCrest Mines Inc. for the years ended December 31, 2014 and 2013

(II)	Unaudited Interim Financial Statements of the Exploration Properties Business of SilverCrest Mines Inc. for the three and six month period ended on June 30, 2015 and 2014

(EXPLORATION PROPERTIES BUSINESS)

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

FOR THE YEAR ENDED DECEMBER 31, 2014

(Expressed in United States Dollars)

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of

SilverCrest Mines Inc. (Exploration Properties Business)

We have audited the accompanying consolidated financial statements of SilverCrest Mines Inc. (Exploration Properties Business), which comprise the consolidated statements of financial position as of December 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive loss, cash flows and changes in equity in net assets for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of SilverCrest Mines Inc. (Exploration Properties Business) as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicate that SilverCrest Mines Inc. (Exploration Properties Business) has suffered recurring losses from operations and has a net capital deficiency. These matters, along with the other matters set forth in Note 2, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

August 24, 2015

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States Dollars)

AS AT

	December 31, 2014		December 31, 2013

ASSETS

Non-Current Assets	$		$
Property, plant and equipment (note 5)		24,245		24,507
Exploration and evaluation assets (note 6)		142,559		2,981,200
Total Non-Current Assets		166,804		3,005,707

TOTAL ASSETS		$166,804		$3,005,707

LIABILITIES AND EQUITY IN NET ASSETS

Non-Current Liabilities
Asset retirement obligations		$-		$150,000
Deferred tax liability (note 8)		8,000		998,000
Total Non-Current Liabilities		8,000		1,148,000

Equity In Net Assets
Contributions from SilverCrest Mines Inc.		3,140,371		2,907,282
Deficit		(2,981,567)		(1,049,575)
		158,804		1,857,707

TOTAL LIABILITIES AND EQUITY IN NET ASSETS		$166,804		$3,005,707

Nature of operations (note 1)

Approved by the Board and authorized for issue on August 24, 2015.

" Graham Thody ”	Director	“J. Scott Drever”	Director

The accompanying notes are an integral part of these consolidated financial statements.

3

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in United States Dollars)

Years Ended December 31,	2014	2013

GENERAL AND OTHER EXPENSES

Corporate and administrative expenses	$46,824	$51,575
Impairment charges (note 6)	2,875,168	-
Loss before taxes	(2,921,992)	(51,575)

INCOME TAXES
Deferred tax recovery (expense) (note 8)	990,000	(196,000)

NET AND COMPREHENSIVE LOSS FOR THE YEAR	$(1,931,992)	$(247,575)

The accompanying notes are an integral part of these consolidated financial statements.

4

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)

Years Ended December 31,	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(1,931,992)	$(247,575)
Items not affecting cash:
Depreciation	11,698	9,912
Impairment charges	2,875,168	-
Deferred tax (recovery) expense	(990,000)	196,000
Net cash used in operating activities	(35,126)	(41,663)
CASH FLOWS FROM FINANCING ACTIVITIES
Contributions from SilverCrest Mines Inc.	233,089	163,405
Net cash provided by financing activities	233,089	163,405
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(11,436)	(12,925)
Exploration and evaluation assets	(186,527)	(108,817)
Net cash used in investing activities	(197,963)	(121,742)

Change in cash, during the year	-	-
CASH, beginning of the year	-	-
CASH, end of the year	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

5

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY IN NET ASSETS
(Expressed in United States Dollars)

	Contributions from
	SilverCrest Mines Inc.	Deficit	Total

Balance at December 31, 2012	$2,743,877	$(802,000)	$1,941,877

Contributions from SilverCrest Mines Inc.	163,405	-	163,405
Net and comprehensive loss for the year	-	(247,575)	(247,575)

Balance at December 31, 2013	2,907,282	(1,049,575)	1,857,707

Contributions from SilverCrest Mines Inc.	233,089	-	233,089
Net and comprehensive loss for the year	-	(1,931,992)	(1,931,992)

Balance at December 31, 2014	$3,140,371	$(2,981,567)	$158,804

The accompanying notes are an integral part of these consolidated financial statements.

6

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
YEARS ENDED DECEMBER 31, 2014 and 2013

1.	NATURE OF OPERATIONS

These consolidated financial statements reflect the financial position, results of operations and cash flows of SilverCrest Mines Inc. (Exploration Properties Business) (the “Business” or “Exploration Properties Business”). The head office and principal address of SilverCrest Mines Inc. (“SVL” or “SilverCrest”) is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of SVL’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4. SVL is participating in the arrangement (the “Arrangement”) announced July 27, 2015, whereby First Majestic Silver Corp. (“First Majestic”) proposed to acquire SVL. As part of the Arrangement, SVL will transfer the Cruz de Mayo, Las Chispas, Angel de Plata, Huasabas and Estacion Llano exploration properties, as well as CAD$5.25 million in cash and certain other assets currently owned by SVL to SilverCrest Metals Inc. (“SCM”). First Majestic will transfer its Guadalupe exploration property located in Durango, Mexico to SCM, and First Majestic will own approximately 9.9% of the shares of SCM following completion of the transaction. Closing of the arrangement is dependent on approvals by the shareholders of SVL, applicable regulatory authorities and the Supreme Court of British Columbia.

These consolidated financial statements have been prepared for the purposes of the Arrangement, and reflect the financial position, operations and cash flows of the Cruz de Mayo, Las Chispas, Huasabas and Estacion Llano exploration properties derived from the accounting records of SVL. The consolidated statements consist of statements of financial position, statements of operations and comprehensive loss, statements of cash flows and statements of changes in equity in net assets as if the Business had been operating independently during the periods presented.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation and Measurement

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies applied in these consolidated financial statements are based on IFRSs in effect as at December 31, 2014.

These consolidated financial statements have been prepared on a historical cost basis. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The consolidated financial statements have been presented under the continuity of interest’s basis of accounting with the consolidated statements of financial position based on the amounts recorded by SilverCrest. The consolidated statements of operations and comprehensive loss for the years ended December 31, 2014, and 2013 reflect nominal activity at the Mexican exploration properties as SilverCrest’s primary focus during this period was implementing expansion plans at its flag ship property, the Santa Elena Mine, Sonora, Mexico.

These consolidated financial statements have been prepared by management on a going concern basis which assumes that the Business will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Business has incurred ongoing losses, does not generate revenues and will require additional contributions from SVL in order to meet its ongoing level of operations and discharge its liabilities as they come due. These material uncertainties raise substantial doubt upon the Business’s ability to continue as a going concern. The continuing operations of the Business is dependent upon its ability to continue to receive financial support, successfully complete the exploration and development of its mineral properties and commence profitable operations in the future.

These financial statements were approved for issuance by the Board of Directors on August 24, 2015.

Basis of Consolidation

These consolidated financial statements include the accounts of the Business and its wholly-owned subsidiary, Nusantara de Mexico S.A. de C.V., a Mexico corporation.

The Business consolidates subsidiaries where the Business has the ability to exercise control. Control is achieved when the Business has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

7

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
YEARS ENDED DECEMBER 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment (“PPE”) is stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Carrying amounts of PPE are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component.

Depreciation is provided using the straight line method over the following terms:

Computer equipment and furniture	3-5 years
Computer software	1 year

An item of PPE is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Mineral properties and exploration and evaluation assets

Pre-exploration costs are expensed in the period in which they are incurred.

Once the legal right to explore a mineral property has been acquired, all costs related to the acquisition, exploration and evaluation of mineral properties are capitalized by property. These direct expenditures include such costs as materials used, surveying costs, geological studies, drilling costs, payments made to contractors and depreciation of plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

Exploration and evaluation expenditures for each mineral property are carried forward as an asset provided that one of the following conditions is met:

•	Such costs are expected to be recouped in full through successful development and exploration of the mineral property or alternatively, by sale; or

•	Exploration and evaluation activities in the mineral property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves but active and significant operations in relation to the mineral property are continuing, or planned for the future.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Business’s intentions for the development of such a property. If a mineral property does not prove viable, all unrecoverable costs associated with the property are charged to the consolidated statement of operations and comprehensive loss at the time the determination is made. Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mining assets”. Exploration and evaluation expenditures accumulated are also tested for impairment before the mineral property costs are transferred to development properties.

Impairment of tangible and intangible assets

At each financial position reporting date the carrying amounts of the Business’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to dispose (“FVLCTD”) and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of operations and comprehensive loss.

8

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
YEARS ENDED DECEMBER 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the statement of operations and comprehensive loss.

Asset retirement obligations

The Business recognizes a legal liability for obligations relating to the reclamation of mineral interests (exploration and evaluation assets) and property, plant, and equipment when those obligations arise from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reliable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures.

Foreign currency translation

The presentation and functional currency of the Business and its subsidiary is the United States dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are translated at the exchange rates on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the reporting date exchange rates.

Taxation

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity. Current income tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

The Business follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period of substantive enactment.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Business does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded. Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Contributions

Contributions from SVL to the Business are presented as part of equity. The Business has no share capital, options or warrants, and as a result, there is no applicable share-related disclosures.

9

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
YEARS ENDED DECEMBER 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial assets

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Business’s accounting policy for each category is as follows:

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Business manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Business’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held-to-maturity (“HTM”)

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Business’s management has the intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale (“AFS”)

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

Financial liabilities

Financial liabilities are classified into one of two categories:

- Fair value through profit or loss; and

- Other financial liabilities.

Fair value through profit or loss

This category comprises derivatives, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities

This category typically includes accounts payable and accrued liabilities and long-term debt, all of which are recognized at amortized cost.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted.

For all financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or

- default or delinquency in interest or principal payments; or

- it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

10

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
YEARS ENDED DECEMBER 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

3.	CRITICAL JUDGMENTS AND ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Business’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:

Critical Judgments in applying Accounting Policies

The critical judgments that the Business’s management has made in the process of applying the Business’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Business’s consolidated financial statements are as follows:

Economic Recoverability and Probability of Future Economic Benefit of Exploration and Evaluation Costs

Management has determined that costs related to exploration drilling, evaluation studies and other work that have been capitalized have probable future benefit and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Business’s assets and liabilities are as follows:

Provisions for Asset Retirement Obligations

The Business’s provision for asset retirement obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

4.	MANAGEMENT OF CAPITAL

The Business’s objective when managing capital is to safeguard the Business’s ability to continue as a going concern in order to support the exploration and evaluation of its mineral properties. The capital of the Business consists of items included in equity in net assets.

The Business manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Business may attempt to raise new funds.

In order to facilitate the management of its capital requirements, the Business prepares semi-annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. The semi-annual and updated budgets are approved by the Board of Directors. There are no external restrictions on management of capital. The Business believes it will be able to raise new funds as required in the long term to fund its exploration programs, but recognizes there will be risks involved that may be beyond its control.

11

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
YEARS ENDED DECEMBER 31, 2014 and 2013

5.	PROPERTY, PLANT AND EQUIPMENT

Corporate
Office
Cost
Balance at December 31, 2012	$108,817
Additions	12,925
Balance at December 31, 2013	121,742
Additions	11,436
Balance at December 31, 2014	$133,178

Accumulated depreciation
Balance at December 31, 2012	$87,323
Charge for the year	9,912
Balance at December 31, 2013	97,235
Charge for the year	11,698
Balance at December 31, 2014	$108,933

Carrying amounts
At December 31, 2013	$24,507

At December 31, 2014	$24,245

6.      EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Business has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

2014			2014
	Cruz de Mayo	Other	Total
Balance at December 31, 2013	$2,981,200	$-	$2,981,200
Additions
Acquisition and option payments	$30,000	$-	$30,000
Deferred exploration costs	13,968	142,559	156,527
Change in asset retirement obligations	(150,000)	-	(150,000)
Impairment charges	(2,875,168)	-	(2,875,168)
Subtotal, 2014 additions	(2,981,200)	142,559	(2,838,641)

Balance at December 31, 2014	$-	$142,559	$142,559

2013			2013
	Cruz de Mayo	Other	Total
Balance at December 31, 2012	$2,872,383	$-	$2,872,383
Additions
Acquisition and option payments	$50,000	$-	$50,000
Deferred exploration costs	58,817	-	58,817
Subtotal, 2013 additions	108,817	-	108,817

Balance at December 31, 2013	$2,981,200	$-	$2,981,200

12

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
YEARS ENDED DECEMBER 31, 2014 and 2013

6.	EXPLORATION AND EVALUATION ASSETS (continued)

Cruz de Mayo Project, Sonora, Mexico

The Business purchased a 100% interest in certain mineral concessions, located in Sonora State, Mexico, in 2004, and on November 19, 2010, finalized an assignment agreement to acquire a 100% interest in the El Guereguito concession in the same state. The Business has the right to acquire the 100% interest in the El Guereguito concession by making staged option payments totaling $1,000,000. From November 2010 to November 2014, the Business has made staged option payments totalling $195,000. The Business has the right to make early payment with no additional consideration. There is a 2.5% NSR on revenues from production of minerals which ceases on cumulative payments of $1,000,000.

For the year ended December 31, 2014, an impairment charge of $2,875,168 was recognized in respect of the Cruz de Mayo Project, representing all expenditures and acquisition costs incurred to date. The Business is currently focusing its efforts on properties other than Cruz de Mayo and does not anticipate incurring significant exploration and evaluation expenditures on this project. The Business intends to maintain the Cruz de Mayo Project on a care and maintenance. All future expenditures will be reflected directly in the consolidated statements of operations and comprehensive loss.

Other Properties, Sonora, Mexico

The Business has a number of other Mexican exploration properties that includes Las Chispas, Angel de Plata, Huasabas and Estacion Llano with nominal exploration activity.

7.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Business is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk and foreign currency risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Business will not be able to meet its financial obligations as they fall due. The Business has in place a planning and budgeting process to help determine the funds required to ensure the Business has the appropriate liquidity to meet its operating and growth objectives.

b.	Foreign Currency Risk

The Business operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Business are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Business, and may also affect the value of the Business’s assets and liabilities. The Business has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

8.	INCOME TAXES

A reconciliation of income taxes calculated at the combined statutory tax rate to the income tax expense is as follows:

	2014	2013
Net loss before taxes	$(2,921,992)	$(51,575)
Combined statutory tax rate	26.00%	25.75%
Expected income tax	(759,700)	(13,300)
Effect of different foreign statutory rates on earnings of subsidiaries	759,700	13,300
Permanent differences	(990,000)	196,000
Total income tax expense (recovery)	$(990,000)	$196,000

Current income tax expense	$-	$-
Deferred tax expense (recovery)	$(990,000)	$196,000

13

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)
YEARS ENDED DECEMBER 31, 2014 and 2013

8.	INCOME TAXES (continued)

The composition of the Business’s deferred tax assets and liabilities are as follows:

	2014	2013
Mexico operations
Deferred tax assets:
Asset retirement obligations	$-	$53,000
Deferred tax liabilities:
Exploration and evaluation assets	(8,000)	(1,051,000)
Deferred tax liabilities, net	$(8,000)	$(998,000)

9.	SEGMENTED INFORMATION

The Business operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

14

(EXPLORATION PROPERTIES BUSINESS)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

(Unaudited – Expressed in United States Dollars)

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)

Page

Condensed Consolidated Statements of Financial Position	3

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss	4

Condensed Consolidated Interim Statements of Cash Flows	5

Condensed Consolidated Interim Statements of Changes in Equity in Net Assets	6

Notes to the Condensed Consolidated Interim Financial Statements	7 – 8

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in United States Dollars)

AS AT

	June 30, 2015		December 31, 2014

ASSETS

Non-Current Assets	$		$
Property, plant and equipment (note 3)		17,370		24,245
Exploration and evaluation assets		-		142,559
Total Non-Current Assets		17,370		166,804

TOTAL ASSETS		$17,370		$166,804

LIABILITIES AND EQUITY IN NET ASSETS

Non-Current Liabilities
Deferred tax liability		$-		$8,000
Total Non-Current Liabilities		-		8,000

Equity In Net Assets
Contributions from SilverCrest Mines Inc.		3,159,801		3,140,371
Deficit		(3,142,431)		(2,981,567)
		17,370		158,804

TOTAL LIABILITIES AND EQUITY IN NET ASSETS		$17,370		$166,804

Nature of operations (note 1)

Approved by the Board and authorized for issue on August 24, 2015.

" Graham Thody ”	Director	“J. Scott Drever”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in United States Dollars)

For the periods ended June 30,	Three months ended		Six months ended
	2015	2014	2015	2014

GENERAL AND OTHER EXPENSES

Corporate and administrative expenses	$(22,867)	$(2,619)	$(26,305)	$(26,265)
Impairment charges	(142,559)	-	(142,559)	-
Loss before taxes	(165,426)	(2,619)	(168,864)	(26,265)

INCOME TAXES
Deferred tax recovery	8,000	-	8,000	-

NET AND COMPREHENSIVE LOSS FOR THE PERIOD	$(157,426)	$(2,619)	$(160,864)	$(26,265)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited – Expressed in United States Dollars)

For the six months period ended June 30,	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(160,864)	$(26,265)
Items not affecting cash:
Depreciation	6,875	5,237
Impairment charges	142,559	-
Deferred tax recovery	(8,000)	-
Net cash used in operating activities	(19,430)	(21,028)
CASH FLOWS FROM FINANCING ACTIVITIES
Contributions from SilverCrest Mines Inc.	19,430	21,028
Net cash provided by investing activities	19,430	21,028

Change in cash during the period	-	-
Cash, beginning of the period	-	-
Cash, end of the period	$-	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY IN NET ASSETS

(Unaudited – Expressed in United States Dollars)

	Contributions from
	SilverCrest Mines Inc.	Deficit	Total

Balance at December 31, 2013	$2,907,282	$(1,049,575)	$1,857,707

Contributions from SilverCrest Mines Inc.	21,028	-	21,028
Net and comprehensive loss for the period	-	(26,265)	(26,265)

Balance at June 30, 2014	2,928,310	(1,075,840)	1,852,470

Contributions from SilverCrest Mines Inc.	212,061	-	212,061
Net and comprehensive loss for the period	-	(1,905,727)	(1,905,727)

Balance at December 31, 2014	3,140,371	(2,981,567)	158,804

Contributions from SilverCrest Mines Inc.	19,430	-	19,430
Net and comprehensive loss for the period	-	(160,864)	(160,864)

Balance at June 30, 2015	$3,159,801	$(3,142,431)	$17,370

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in United States Dollars)

THREE AND SIX MONTHS ENDED JUNE 30, 2015 and 2014

1.     NATURE OF OPERATIONS

These condensed consolidated interim financial statements reflect the financial position, results of operations and cash flows of SilverCrest Mines Inc. (Exploration Properties Business) (the “Business” or “Exploration Properties Business”). The head office and principal address of SilverCrest Mines Inc. (“SVL” or “SilverCrest”) is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of SVL’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4. SVL is participating in the arrangement (the “Arrangement”) announced July 27, 2015, whereby First Majestic Silver Corp. (“First Majestic”) proposed to acquire SVL. As part of the Arrangement, SVL will transfer the Cruz de Mayo, Las Chispas, Angel de Plata, Huasabas and Estacion Llano exploration properties, as well as CAD$5.25 million in cash and certain other assets currently owned by SVL to SilverCrest Metals Inc. (“SCM”). First Majestic will transfer its Guadalupe exploration property located in Durango, Mexico to SCM, and First Majestic will own approximately 9.9% of the shares of SCM following completion of the transaction. Closing of the arrangement is dependent on approvals by the shareholders of SVL, applicable regulatory authorities and the Supreme Court of British Columbia.

These condensed consolidated interim financial statements have been prepared for the purposes of the Arrangement, and reflect the financial position, operations and cash flows of the Cruz de Mayo, Las Chispas, Huasabas and Estacion Llano exploration properties derived from the accounting records of SVL. The condensed consolidated interim statements consist of statements of financial position, statements of operations and comprehensive loss, statements of cash flows and statements of changes in equity in net assets as if the Business had been operating independently during the periods presented.

2.     BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements should be read in conjunction with Business’s audited consolidated financial statements for the year ended December 31, 2014, which include information necessary or useful to understanding the Business and financial statement presentation. In particular, the Business’s significant accounting policies, use of judgments and estimates were presented in notes 2 and 3, respectively, of these audited consolidated financial statements, and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements have been prepared by management on a going concern basis which assumes that the Business will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Business has incurred ongoing losses, does not generate revenues and will require additional contributions from SVL in order to meet its ongoing level of operations and discharge its liabilities as they come due. These material uncertainties raise substantial doubt upon the Business’s ability to continue as a going concern. The continuing operations of the Business is dependent upon its ability to continue to receive financial support, successfully complete the exploration and development of its mineral properties and commence profitable operations in the future.

These financial statements were approved for issuance by the Board of Directors on August 24, 2015.

Basis of Consolidation

These consolidated financial statements include the accounts of the Business and its wholly-owned subsidiary, Nusantara de Mexico S.A. de C.V., a Mexico corporation.

The Business consolidates subsidiaries where the Business has the ability to exercise control. Control is achieved when the Business has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

7

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2015 and 2014

3.     PROPERTY, PLANT AND EQUIPMENT

Corporate
Office
Cost
Balance at December 31, 2013	$121,742
Additions	11,436
Balance at December 31, 2014	133,178
Balance at June 30, 2015	$133,178

Accumulated depreciation
Balance at December 31, 2013	$97,235
Charge for the year	11,698
Balance at December 31, 2014	108,933
Charge for the period	6,875
Balance at June 30, 2015	$115,808

Carrying amounts
At December 31, 2014	$24,245

At June 30, 2015	$17,370

4.     FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Business is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk and foreign currency risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.     Liquidity Risk

Liquidity risk is the risk that the Business will not be able to meet its financial obligations as they fall due. The Business has in place a planning and budgeting process to help determine the funds required to ensure the Business has the appropriate liquidity to meet its operating and growth objectives.

b.      Foreign Currency Risk

The Business operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Business are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Business, and may also affect the value of the Business’s assets and liabilities. The Business has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

5.     SEGMENTED INFORMATION

The Business operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

8

Schedule III

Unaudited Pro-Forma Financial Statements of SilverCrest Metals Inc. for the year ended December 31, 2014 and the six month period ended June 30, 2015 after giving effect to the Arrangement

SILVERCREST METALS INC.

PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2015

(Unaudited – Expressed in Canadian Dollars)

SILVERCREST METALS INC.

Page

Unaudited Pro-Forma Condensed Consolidated Statement of Financial Position	2

Unaudited Pro-Forma Condensed Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2015	3

Unaudited Pro-Forma Condensed Consolidated Statements of Comprehensive Loss for year ended December 31, 2014	4

Notes to Pro-Forma Condensed Consolidated Financial Statements	5- 6

SILVERCREST METALS INC.

PRO-FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian Dollars)

AS AT

	SilverCrest Mines Inc. (Exploration Properties				SilverCrest Metals Inc.
	Business)	SilverCrest Metals Inc.	Note	Pro-Forma	Pro-Forma
	June 30, 2015	June 30, 2015	3	Adjustments	Consolidated

ASSETS

Current Assets
Cash	$-	$1	b	$5,250,000	$5,250,001
Total Current Assets	-	1		5,250,000	5,250,001

Non-Current Assets
Exploration and evaluation assets	-	-	b	24,235	605,669
			c	581,434
Property, plant and equipment	17,370	-	b	30	17,400
Total Non-Current Assets	17,370	-		605,699	623,069

TOTAL ASSETS	$17,370	$1		$5,855,699	$5,873,070

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ Equity
Contibutions from SilverCrest Mines Inc.	$3,159,801	$	a	$(3,159,801)	$-
Capital stock	-	1	a, b	17,370	5,873,070
			b	5,274,265
			c	581,434
Reserves	-		d	336,290	336,290
Deficit	(3,142,431)		a	3,142,431	(336,290)
			d	(336,290)
Total Shareholders' Equity	17,370	1		6,191,989	5,873,070

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$17,370	$1		$6,191,989	$5,873,070

2

SILVERCREST METALS INC.

PRO-FORMA CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2015

(Unaudited - Expressed in Canadian Dollars)

	SilverCrest Mines Inc.			SilverCrest Metals Inc.
	(Exploration Properties	SilverCrest Metals	Pro-Forma	Pro-Forma
	Business)	Inc.	Adjustments	Consolidated

GENERAL AND OTHER EXPENSES

Corporate and administrative expenses	$(32,459)	$-	$-	$(32,459)
Impairment charges	(175,908)	-	-	(175,908)
Loss before taxes	(208,367)	-	-	(208,367)

INCOME TAXES
Deferred tax recovery	9,871	-	-	9,871

NET AND COMPREHENSIVE LOSS FOR THE PERIOD	$(198,496)	$-	$-	$(198,496)

3

SILVERCREST METALS INC.

PRO-FORMA CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Unaudited - Expressed in Canadian Dollars)

	SilverCrest Mines Inc.				SilverCrest Metals Inc.
	(Exploration Properties	SilverCrest Metals	Note 3	Pro-Forma	Pro-Forma
	Business)	Inc.		Adjustments	Consolidated

GENERAL AND OTHER EXPENSES

Corporate and administrative expenses	$(57,778)	$-		$-	$(57,778)
Impairment charges	(3,547,754)	-		-	(3,547,754)
Share-based compensation	-	-	d	(336,290)	(336,290)
Loss before taxes	(3,605,532)	-		(336,290)	(3,941,822)

INCOME TAXES
Deferred tax recovery	1,221,590	-		-	1,221,590

NET AND COMPREHENSIVE LOSS FOR THE YEAR	$(2,383,942)	$-		$(336,290)	$(2,720,232)

4

SILVERCREST METALS INC.

NOTES TO THE PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2015

(Unaudited - Expressed in Canadian Dollars)

1.  BASIS OF PRESENTATION

The unaudited pro-forma condensed consolidated financial statements (the “pro-forma financial statements”) of SilverCrest Metals Inc. (“SCM”) have been prepared for inclusion in the Joint Information Circular of SilverCrest Mines Inc. (“SVL”), First Majestic Silver Corp. (“First Majestic”) and SCM, dated August 24, 2015, relating to proposed acquisition of SVL by First Majestic through an arrangement. As part of the arrangement, SVL will transfer the Cruz de Mayo, Las Chispas, Angel de Plata, Huasabas and Estacion Llano exploration properties (collectively the “Mexico Exploration Properties” or the “Exploration Properties Business”) as well as $5.25 million in cash and certain other assets currently owned by SVL to SCM. First Majestic will transfer its Guadalupe exploration property located in Durango, Mexico to SCM, and First Majestic will own approximately 9.9% of the shares of SCM following completion of the transaction.

These pro-forma financial statements have been derived from the audited financial statements of SCM as at June 30, 2015, the audited carve-out consolidated financial statements of the Exploration Properties Business of SVL as at December 31, 2014, and the unaudited carve-out condensed consolidated interim financial statements of the Exploration Properties Business of SVL as at June 30, 2015.

The pro-forma condensed consolidated statement of financial position has been prepared as if the arrangement had occurred on June 30, 2015. The pro-forma condensed consolidated statements of comprehensive loss for the six months ended June 30, 2015 and the year ended December 31, 2014 have been prepared as if the arrangement had occurred on January 1, 2014.

The pro-forma financial statements have been prepared by the management of SVL in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and incorporate the principal accounting polices expected to be used to prepare the carve-out consolidated financial statements of the Exploration Properties Business of SVL.

The pro-forma adjustments are based on certain estimates and assumptions and it is likely that the actual adjustments will differ from the pro-forma adjustments and it is possible the differences may be material. The pro-forma financial statements have been prepared for illustrative purposes only and may not be indicative of SCM’s financial position or operating results that would have occurred if the arrangement had been in effect at the dates indicated. Further, these pro-forma financial statements are not necessarily indicative of the financial position that may be obtained in the future. These pro-forma financial statements should be read in conjunction with the financial statements and other information available to SCM, as referred to above.

2.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these pro-forma financial statements are consistent with those set out in the Exploration Properties Business of SVL’s audited consolidated financial statements as at December 31, 2014. For the purpose of these pro-forma financial statements, the amounts under the Exploration Properties Business of SVL were adjusted to reflect conversion from United States dollar to Canadian dollars. The statements of comprehensive loss were translated to Canadian dollars using an average exchange ratio of US$1.00 to C$1.23, while the statement of financial position was considered by Management to be immaterial to translate.

3.  PRO-FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro-forma financial statements were prepared on the following assumptions:

a)	Elimination of historical equity accounts of SCM at the date of the transaction.

b)	The transfer by SVL of $5.25 million in cash, the Mexico Exploration Properties, and certain Vancouver office assets for an aggregate subscription price of $5,291,635.

c)	The transfer by First Majestic of the Guadalupe exploration property for an amount of $581,434.

d)	As part of the arrangement, all outstanding SVL share purchase options were exchanged at the exchange ratio of 0.1667 resulting in 1,608,655 new SCM options exercisable for common shares of SCM at exercise price of $0.06. The fair value of the new SCM options amounted to $336,290 and was recorded in the consolidated statements of comprehensive loss. The fair value was determined using a Black-Scholes model using the following weighted average assumptions at June 30, 2015:

Options
Risk-free interest rate	0.59%
Expected dividend yield	-
Expected stock price volatility	49.46%
Forfiture rate	1.00%
Expected option lives	3.0 years

5

SILVERCREST METALS INC.

NOTES TO THE PRO-FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2015

(Unaudited - Expressed in Canadian Dollars)

4.  PRO-FORMA CAPITAL STOCK

SCM’s issued and outstanding shares, after reflecting the additional shares resulting from transactions described in Note 3 at June 30, 2015, are as follows:

	Capital Stock
	Number of Shares	Amount
Capital stock as set out in the audited financial statements of SCM	1	$1
Shares issued on transfer of SVL assets	19,792,201	$5,291,635
Shares issued on transfer of First Majestic assets	2,174,726	$581,434
Pro-forma balance, June 30, 2015	21,966,928	5,873,070

6

Schedule IV

Management’s Discussion and Analysis of SilverCrest Metals Inc. for the period of June 23, 2015 to June 30, 2015

SILVERCREST METALS INC.

(A Newly Incorporated Business)

MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE PERIOD ENDED JUNE 30, 2015

SILVERCREST METALS INC. (A Newly Incorporated Business)
MANAGEMENT’S DISCUSSION AND ANALYSIS
PERIOD FROM INCORPORATION ON JUNE 23, 2015 TO JUNE 30, 2015

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Metals Inc. (the “Company” or “SCM”) for the period from incorporation on June 23, 2015 to June 30, 2015. The MD&A is intended to help the reader understand the Company’s operations, financial performance and present and future business environment. The MD&A should be read in conjunction with the audited consolidated financial statements at June 30, 2015, and the related notes contained therein which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. All amounts are stated Canadian dollars. The date of this MD&A is August 24, 2015.

DESCRIPTION OF BUSINESS

SCM was incorporated on June 23, 2015 under the name 1040669 B.C. Ltd. to focus on the exploration and development of precious metals mineral projects with an emphasis on projects throughout Mexico. Articles of amendment were subsequently filed on August 11, 2015 to change the name of the Business to SilverCrest Metals Inc. The head office and principal address of the Company is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. SilverCrest Mines Inc. (“SilverCrest” or “SVL”) is the Company’s only shareholder.

As of the date of this MD&A, the Company does not have any assets or liabilities and has incurred no operations.

SVL is in the process of completing an arrangement with First Majestic Silver Corp. (“First Majestic”) whereby First Majestic will acquire all the outstanding common shares of SVL. Under the arrangement, each SVL shareholder will receive 0.2769 common shares of First Majestic, plus $0.0001 in cash, and 0.1667 common shares of SCM for each SVL common share held.

As part of the arrangement, SVL will transfer the Cruz de Mayo, Las Chispas, Angel de Plata, Huasabas and Estacion Llano exploration properties located in Sonora, Mexico, as well as $5.25 million in cash and certain other assets currently owned by SVL to SCM. First Majestic will transfer its Guadalupe exploration property located in Durango, Mexico to SCM, and First Majestic will own approximately 9.9% of the shares of SCM following completion of the transaction.

The Board of Directors of SilverCrest has unanimously approved the transaction. The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of SilverCrest. The transaction will also require the approval of a simple majority of the shareholders of First Majestic in accordance with the rules of the TSX and the NYSE. The special meetings of shareholders of SilverCrest and First Majestic will take place on September 25, 2015 to seek approval for the transaction with closing expected to occur early in October.

In addition to shareholder, court and creditor approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

Upon closing of the Arrangement, SCM intends to make an application to the TSX Venture Exchange for its shares to be listed for trading on the TSX Venture Exchange. If the SCM shares do not become listed or quoted for trading on any stock exchange, this could have a material adverse effect on the liquidity of the SCM shares and negatively impact the share price of SCM shares following the completion of the Arrangement.

Of the exploration properties, management of SCM considers the Cruz de Mayo Property to be material for the purposes of National Instrument 43-101 – Standards for Disclosure of Mineral Projects. The remaining properties are each in a preliminary stage and exploration to date of these properties by SilverCrest and First Majestic has been minimal. Further information about Cruz de Mayo and other exploration properties can be obtained from Appendix H to the Joint Information Circular of SilverCrest and First Majestic, dated August 24, 2015, which is available under SilverCrest and First Majestic’s profiles on www.sedar.com.

1

Schedule V

Management’s Discussion and Analysis of the Exploration Properties Business of SilverCrest Mines Inc. for the year ended December 31, 2014 and for the six month period ended June 30, 2015

(EXPLORATION PROPERTIES BUSINESS)

MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2014

INTRODUCTION

This management’s discussion and analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (Exploration Properties Business) (the “Exploration Properties Business”) for the three and twelve months ended December 31, 2014. The MD&A is dated August 24, 2015, unless otherwise indicated and should be read in conjunction with the audited “carve-out” consolidated financial statements and related notes of the Exploration Properties Business for the years ended December 31, 2014 and 2013 included elsewhere in the Joint Information Circular (the “Circular”) of SilverCrest Mines Inc. (“SVL”), First Majestic Silver Corp. (“First Majestic”) and SilverCrest Metals Inc. (“SCM”). The Circular, relating to the Arrangement (as defined below), is dated August 24, 2015 and is available on SEDAR under SVL and First Majestic’s profiles on www.sedar.com. The results presented for years ended December 31, 2014, and 2013 are not necessarily indicative of the results that may be expected for any future period. All amounts are stated in United States dollars (US$) unless Canadian dollars (C$) are indicated.

DESCRIPTION OF BUSINESS

SVL is participating in an arrangement (the “Arrangement”) whereby First Majestic will acquire all the outstanding common shares of SVL. Under the Arrangement, each SVL shareholder will receive 0.2769 common shares of First Majestic, plus C$0.0001 in cash, and 0.1667 common shares of SCM for each SVL common share held.

As part of the Arrangement, SVL will transfer the Cruz de Mayo, Las Chispas, Angel de Plata, Huasabas and Estacion Llano exploration properties (collectively the “Mexico Exploration Properties”) located in Sonora, Mexico, as well as C$5.25 million in cash and certain other assets currently owned by SVL to SCM. First Majestic will transfer its Guadalupe exploration property located in Durango, Mexico to SCM, and First Majestic will own approximately 9.9% of the shares of SCM following completion of the transaction.

The Board of Directors of SVL has unanimously approved the transaction. The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of SVL. The transaction will also require the approval of a simple majority of the shareholders of First Majestic in accordance with the rules of the TSX and the NYSE. The special meetings of shareholders of SVL and First Majestic will take place on September 25, 2015 to seek approval for the transaction with closing expected to occur early in October.

In addition to shareholder, court and creditor approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

Upon closing of the Arrangement, SCM intends to make an application to the TSX Venture Exchange for its shares to be listed for trading on the TSX Venture Exchange. If the SCM shares do not become listed or quoted for trading on any stock exchange, this could have a material adverse effect on the liquidity of the SCM shares and negatively impact the share price of SCM shares following the completion of the Arrangement.

DISCUSSION OF OPERATIONS

The carve-out consolidated financial statements for the years ended December 31, 2014 and 2013 have been prepared for the purposes of the Arrangement, and reflect the assets, liabilities, operations, and cash flows of the Exploration Properties Business derived from the accounting records of SVL. The consolidated statements consist of statements of financial position, statements of operations and comprehensive loss, statements of cash flows and statements of changes in equity in net assets as if the Exploration Properties Business had been operating independently during the periods presented.

The consolidated statements of operations and comprehensive loss of the Exploration Properties Business for the years ended December 31, 2014 and 2013 reflect nominal activity at the Mexico Exploration Properties as SVL’s primary focus during this period was implementing expansion plans at its flag ship property, the Santa Elena Mine, Sonora, Mexico. Corporate and administrative expenses incurred during fiscal 2014 of $46,824 and during fiscal 2013 of $51,575 related to depreciation of property, plant and equipment and the care and maintenance of the Mexico Exploration Properties.

2

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2014

MINERAL PROPERTY INTERESTS

As part of the Arrangement, SVL’s 100% interest in the Mexico Exploration Properties will be transferred to SCM.

During fiscal 2013 and 2014 the Exploration Properties Business did not carry out significant exploration programs on the Mexico Exploration Properties. The Exploration Properties Business is in the process of considering appropriate programs for the Mexico Exploration Properties. Further information about the Mexico Exploration Properties can be obtained from Appendix H to the Circular.

During fiscal 2014 and 2013, the Exploration Properties Business incurred $156,527 and $58,817, respectively, in concession taxes for the Mexico Exploration Properties.

SELECTED ANNUAL INFORMATION

The following financial data has been prepared in accordance with IFRS:

	2014	2013	2012
Revenues	$-	$-	$-
Net and comprehensive loss (1)	$1,931,992	$247,575	$425,090
Total assets (2)	$166,804	$3,005,707	$2,893,877

(1)	The net loss for the year ended December 31, 2014 increased significantly primarily from a $2.88 million non-cash impairment charge recognized in respect of the Cruz de Mayo Project, representing all expenditures and acquisition costs incurred to date and partially offset by a recovery of deferred taxes. SVL elected to write off the Cruz de Mayo Project as it has been focusing its efforts on properties other than Cruz de Mayo and did not anticipate incurring significant exploration and evaluation expenditures on this project in the near term.

(2)	Total assets decreased in 2014 with the impairment charge taken on the Cruz de Mayo Project.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Exploration Properties Business for the eight most recently completed financial quarters, prepared in accordance with IFRS:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Net and comprehensive loss	$(188,473)	$(23,254)	$(2,619)	$(23,646)	$(208,894)	$(12,894)	$(12,894)	$(12,894)

As the Exploration Properties Business has no operating revenues to generate earnings and cash flow, in most quarters losses can be expected due to the general and administrative expenses incurred in running the Exploration Properties Business. In addition, if the Mexico Exploration Properties are impaired, the capitalized acquisition and exploration costs associated with such properties are written off, which can result in a significant increase in the net loss for the quarter in question.

The net and comprehensive loss for the three months ended December 31, 2014 increased significantly primarily from a $2.88 million non-cash impairment charge recognized in respect of the Cruz de Mayo Project, representing all expenditures and acquisition costs incurred to date and partially offset by a recovery of deferred taxes.

LIQUIDITY AND CAPITAL RESOURCES

The Exploration Properties Business has no operations that generate cash flows, has incurred ongoing losses and has relied primarily on contributions from SVL to finance its activities. The Exploration Properties Business’s future financial success will depend on the discovery of one or more economic mineral deposits. This process can take many years, can consume significant resources and is largely based on factors that are beyond the control of the Exploration Properties Business’s management.

The continuing operations of the Exploration Properties Business are dependent upon its ability to continue to receive financial support, successfully complete the exploration and development of its mineral properties and commence profitable operations in the future.

There is no assurance that the Exploration Properties Business will be able to access funding at the times and in the amounts required to fund the Exploration Properties Business’s activities. The outlook for the World economy remains uncertain and vulnerable to various shocks that could adversely affect the Exploration Properties Business’s ability to raise additional funds going forward.

3

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2014

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2014, the Exploration Properties Business had no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Related parties include the Board of Directors and management, close family and enterprises that are controlled by these individuals. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Exploration Properties Business did not enter into any related party transaction during the years ended December 31, 2014 and 2013.

PROPOSED TRANSACTION

As of the date of this document, the Arrangement described in the “Description of Business” section has not been completed. Other than the Arrangement and the transactions proposed to be completed in connection therewith there are no additional proposed transactions as at the date hereof.

FINANCIAL INSTRUMENTS

The Exploration Properties Business is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk and foreign currency risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Exploration Properties Business will not be able to meet its financial obligations as they fall due. The Exploration Properties Business has in place a planning and budgeting process to help determine the funds required to ensure the Exploration Properties Business has the appropriate liquidity to meet its operating and growth objectives.

Foreign Currency Risk

The Exploration Properties Business operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Exploration Properties Business are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Exploration Properties Business, and may also affect the value of the Exploration Properties Business’s assets and liabilities. The Exploration Properties Business has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in Appendix H to the Circular. Important risk factors to consider, among others, are

•	No Assurance of Listing of SCM Shares;
•	No History of Operations;
•	No Mineral Production;
•	Land Title;
•	Additional Capital and Financing Risk; and
•	Reliance on Key Personnel.

Certain statements contained in the following MD&A constitute forward-looking statements within the meaning of applicable Canadian securities legislation. Such forward-looking statements, including the closing of the proposed transaction, the listing of SCM’s shares on the TSX Venture Exchange and the ability of obtaining sufficient financial support, involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Exploration Properties Business to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. The Exploration Properties Business undertakes no obligation to update these forward-looking statements included in this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

4

(EXPLORATION PROPERTIES BUSINESS)

MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2015

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2015

INTRODUCTION

This management’s discussion and analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (Exploration Properties Business) (the “Exploration Properties Business”) for the three and six months ended June 30, 2015. The MD&A is dated August 24, 2015, unless otherwise indicated and should be read in conjunction with the unaudited “carve-out” condensed consolidated interim financial statements and related notes of the Exploration Properties Business for the six months ended June 30, 2015 included elsewhere in the Joint Information Circular (the “Circular”) of SilverCrest Mines Inc. (“SVL”), First Majestic Silver Corp. (“First Majestic”) and SilverCrest Metals Inc. (“SCM”). The Circular, relating to the Arrangement (as defined below), is dated August 24, 2015 and is available on SEDAR under SVL and First Majestic’s profiles on www.sedar.com. The results presented for the six months ended June 30, 2015, are not necessarily indicative of the results that may be expected for any future period. All amounts are stated in United States dollars (US$) unless Canadian dollars (C$) are indicated.

DESCRIPTION OF BUSINESS

SVL is participating in an arrangement (the “Arrangement”) whereby First Majestic will acquire all the outstanding common shares of SVL. Under the Arrangement, each SVL shareholder will receive 0.2769 common shares of First Majestic, plus C$0.0001 in cash, and 0.1667 common shares of SCM for each SVL common share held.

As part of the Arrangement, SVL will transfer the Cruz de Mayo, Las Chispas, Angel de Plata, Huasabas and Estacion Llano exploration properties (collectively the “Mexico Exploration Properties”) located in Sonora, Mexico, as well as C$5.25 million in cash and certain other assets currently owned by SVL to SCM. First Majestic will transfer its Guadalupe exploration property located in Durango, Mexico to SCM, and First Majestic will own approximately 9.9% of the shares of SCM following completion of the transaction.

The Board of Directors of SVL has unanimously approved the transaction. The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of SVL. The transaction will also require the approval of a simple majority of the shareholders of First Majestic in accordance with the rules of the TSX and the NYSE. The special meetings of shareholders of SVL and First Majestic will take place on September 25, 2015 to seek approval for the transaction with closing expected to occur early in October.

In addition to shareholder, court and creditor approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

Upon closing of the Arrangement, SCM intends to make an application to the TSX Venture Exchange for its shares to be listed for trading on the TSX Venture Exchange. If the SCM shares do not become listed or quoted for trading on any stock exchange, this could have a material adverse effect on the liquidity of the SCM shares and negatively impact the share price of SCM shares following the completion of the Arrangement.

DISCUSSION OF OPERATIONS

The carve-out condensed consolidated interim financial statements for the six months ended June 30, 2015 have been prepared for the purposes of the Arrangement, and reflect the assets, liabilities, operations, and cash flows of the Exploration Properties Business derived from the accounting records of SVL. The consolidated statements consist of statements of financial position, statements of operations and comprehensive loss, statements of cash flows and statements of changes in equity in net assets as if the Exploration Properties Business had been operating independently during the periods presented.

The condensed consolidated interim statements of operations and comprehensive loss for six months ended June 30, 2015 reflect nominal activity at the Mexico exploration properties as SVL’s primary focus during this period was implementing expansion plans at its flag ship property, the Santa Elena Mine, Sonora, Mexico. Corporate and administration expenses incurred during the three and six months ended June 30, 2015 of $22,867 and $26,305 related to depreciation of property, plant and equipment and the care and maintenance of the Mexico Exploration Properties.

2

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2015

MINERAL PROPERTY INTERESTS

As part of the Arrangement, SVL’s 100% interest in the Mexico Exploration Properties will be transferred to SCM.

During the six months end June 30, 2015 the Exploration Properties Business did not carry out significant exploration programs on the Mexico Exploration Properties. The Exploration Properties Business is in the process of considering appropriate programs for the Mexico Exploration Properties. Further information about the Mexico Exploration Properties can be obtained from Appendix H to the Circular.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Exploration Properties Business for the eight most recently completed financial quarters, prepared in accordance with IFRS:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Net and comprehensive loss	$(147,712)	$(13,153)	$(1,882,473)	$(23,254)	$(2,619)	$(23,646)	$(208,894)	$(12,894)

As the Exploration Properties Business has no operating revenues to generate earnings and cash flow, in most quarters losses can be expected due to the general and administrative expenses incurred in running the Exploration Properties Business. In addition, if the Mexico Exploration Properties are impaired, the capitalized acquisition and exploration costs associated with such properties are written off, which can result in a significant increase in the net loss for the quarter in question.

The net and comprehensive loss for the three months ended December 31, 2014 increased significantly primarily from a $2.88 million non-cash impairment charge recognized in respect of the Cruz de Mayo Project, representing all expenditures and acquisition costs incurred to date and partially offset by a recovery of deferred taxes.

LIQUIDITY AND CAPITAL RESOURCES

The Exploration Properties Business has no operations that generate cash flows, has incurred ongoing losses and has relied primarily on contributions from SVL to finance its activities. The Exploration Properties Business’s future financial success will depend on the discovery of one or more economic mineral deposits. This process can take many years, can consume significant resources and is largely based on factors that are beyond the control of the Exploration Properties Business’s management.

The continuing operations of the Exploration Properties Business are dependent upon its ability to continue to receive financial support, successfully complete the exploration and development of its mineral properties and commence profitable operations in the future.

There is no assurance that the Exploration Properties Business will be able to access funding at the times and in the amounts required to fund the Exploration Properties Business’s activities. The outlook for the World economy remains uncertain and vulnerable to various shocks that could adversely affect the Exploration Properties Business’s ability to raise additional funds going forward.

OFF BALANCE SHEET ARRANGEMENTS

As at June 30, 2015, the Exploration Properties Business had no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Related parties include the Board of Directors and management, close family and enterprises that are controlled by these individuals. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Exploration Properties Business did not enter into any related party transaction during the six months ended June 30, 2015.

PROPOSED TRANSACTION

As of the date of this document, the Arrangement described in the “Description of Business” section has not been completed. Other than the Arrangement and the transactions proposed to be completed in connection therewith there are no additional proposed transactions as at the date hereof.

3

SILVERCREST MINES INC. (EXPLORATION PROPERTIES BUSINESS)
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2015

FINANCIAL INSTRUMENTS

The Exploration Properties Business is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk and foreign currency risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity Risk

Liquidity risk is the risk that the Exploration Properties Business will not be able to meet its financial obligations as they fall due. The Exploration Properties Business has in place a planning and budgeting process to help determine the funds required to ensure the Exploration Properties Business has the appropriate liquidity to meet its operating and growth objectives.

Foreign Currency Risk

The Exploration Properties Business operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Exploration Properties Business are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Exploration Properties Business, and may also affect the value of the Exploration Properties Business’s assets and liabilities. The Exploration Properties Business has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in Appendix H to the Circular. Important risk factors to consider, among others, are

•	No Assurance of Listing of SCM Shares;
•	No History of Operations ;
•	No Mineral Production;
•	Land Title;
•	Additional Capital and Financing Risks; and
•	Reliance on Key Personnel.

Certain statements contained in the following MD&A constitute forward-looking statements within the meaning of applicable Canadian securities legislation. Such forward-looking statements, including the closing of the proposed transaction, the listing of SCM shares on the TSX Venture Exchange and the ability of obtaining sufficient financial support, involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Exploration Properties Business to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. The Exploration Properties Business undertakes no obligation to update these forward-looking statements included in this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

4

Schedule VI

Audit Committee Charter

SCHEDULE VI TO
APPENDIX H

SILVERCREST METALS INC.
(the “Company”)

Audit Committee Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors (“Board”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

•	review and appraise the performance of the Company’s external auditor; and

•	provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be “independent” directors (as defined in National Instrument 52-110 – Audit Committees, or any successor instrument thereto) and shall satisfy the financial literacy and experience requirements of applicable securities laws, rules and any applicable stock exchange requirements, except as permitted by applicable securities regulatory guidelines. If any of the Company’s securities are listed on the NYSE Amex Equities or the NYSE, at least one member of the Committee shall be considered “financially sophisticated” within the meaning of Rule 803B of the NYSE Amex LLC Company Guide. The determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer and the external auditor in separate sessions. The Committee shall hold in camera sessions, without management present, at every meeting.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports

(a)	review and update, if applicable or necessary, this Audit Committee Charter annually;

(b)	review with management and the independent auditor the Company’s annual and interim financial statements, management’s discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c)	review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP or IFRS methods on the financial statements;

(d)	review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e)	review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(f)	review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually; and

(g)	ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

2.	External Auditor

(a)	review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b)	obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company;

(c)	review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d)	take appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	select and, where applicable, replace the external auditor to be nominated annually for shareholder approval;

(f)	determine the compensation to be paid to the external auditor;

(g)	at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(i)	review with the external auditor the audit plan for the year-end financial statements; and

(j)	deal directly with the external auditor and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee’s first scheduled meeting following such pre-approval. Pre-approval of non-audit services is satisfied if:

(i)	the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

(ii)	the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii)	the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3.	Financial Reporting Processes

(a)	in consultation with the external auditor, review with management the integrity of the Company’s financial reporting process, both internal and external;

(b)	consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditor and management;

(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e)	following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(g)	review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)	review certification process;

(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(l)	carry out a review designed to ensure that effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual.

4.	Other

(a)	review any material related party transactions;

(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(c)	set compensation for (i) an external auditor engaged for the purpose of preparing an audit report or performing other audit review or attest services for the Company, (ii) any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee; and

(d)	be provided with appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (ii) compensation to any advisors’ employment by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Schedule VII

Mandate of the Board of SilverCrest Metals Inc.

SILVERCREST METALS INC.

Mandate of the Board of Directors

The directors of the Company are responsible for managing the business and affairs of SilverCrest Metals Inc. (the “Company”) and, in doing so, must act honestly and in good faith with a view to the best interests of the Company.

The Board’s mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives, and supervising senior management who are responsible for the implementation of the Board’s objectives and day-to-day management of the Company. The Board retains a supervisory role and ultimate responsibility for all matters relating to the Company and its business.

The Board discharges its responsibilities both directly and through its committees, including the Audit Committee, the Corporate Governance and Nominating Committee (“Corporate Governance Committee”) and the Compensation Committee. The Board may also appoint ad hoc committees periodically to address issues of a more short-term nature.

Specific responsibilities of the Board include the following:

Board Organization

1.	The Board takes into account recommendations of the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval of its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation. When the Chair of the Board is not an independent director, the independent directors of the Board shall designate an independent director to be the lead director. The Board is responsible for determining the roles and responsibilities of the independent Chair or, if applicable, lead director. The Board shall annually evaluate the independence of the Chair or, if applicable, lead director.

2.	The Board may delegate to Board committees matters that the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

3.	The Board is responsible for ensuring that measures are taken to orient new directors regarding the role of the Board, its committees and its directors and the nature and operation of the Company’s business. The Board is also responsible for ensuring that measures are taken to provide continuing education for its directors to ensure that they maintain the skill and knowledge necessary to meet their obligations as directors.

4.	The Board shall annually review the performance of the Board and its committees against their respective charters and mandates and disclose the process in all applicable public documents. The Board shall also annually evaluate the performance of individual directors, the performance of the Chair and the performance of the lead director, if any.

Management

5.	The Board is responsible for approving the appointment of the officers of the Company. The Board, together with the Chief Executive Officer (or President, if there is no Chief Executive Officer) of the Company, may develop a position description for the Chief Executive Officer or President (as the case may be) if desired.

6.	The Board approves the compensation of officers and reviews and approves the Company’s incentive compensation plans. In doing so, the Board takes into account the advice and recommendations of the Compensation Committee.

7.	The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business, are reviewed by and are subject to the prior approval of the Board.

8.	The Board ensures that adequate plans are in place for management development and succession.

9.	The Board assumes a more direct role in managing the business and affairs of the Company during any period of crisis or emergency.

Strategic Planning

10.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the goals and objectives of the Company.

11.	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

12.	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

13.	The Board will consider alternative strategies in response to possible change of control transactions or takeover bids with a view to maximizing value for shareholders.

Monitoring of Financial Performance and Other Financial Matters

14.	The Board is responsible for enhancing the alignment of shareholder expectations, Company plans and management performance.

15.	The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals and revising its direction to management in light of changing circumstances affecting the Company; and

16.	Directly and through the Audit Committee, the Board assesses the integrity of internal control over financial reporting and management information systems.

17.	The Board reviews and approves capital, operating and exploration and development expenditures including any budgets associated with such expenditures.

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18.	The Board is responsible for approving the annual audited financial statements and, if required by applicable securities legislation, the interim financial statements, and the notes and Management’s Discussion and Analysis accompanying such financial statements. The Board may delegate responsibility for approving interim financial statements to the Audit Committee.

19.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business, including material investments, acquisitions and dispositions of material capital assets, material capital expenditures, material joint ventures, and any other major initiatives outside the scope of approved budgets.

20.	The Board approves those matters that are required under the Company’s governing statute to be approved by the directors of the Company, including the issuance, purchase and redemption of securities and the declaration and payment of any dividends.

Risk Management

21.	The Board is responsible for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

22.	The Board monitors the conduct of the Company and ensures that it complies with applicable legal and regulatory requirements.

Policies and Procedures

23.	The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Company is operated and approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations. The Board is responsible for adopting a written code of ethical business conduct for the directors, officers and employees of the Company and is responsible for establishing procedures to monitor compliance with the code and to encourage and promote a culture of ethical business conduct.

24.	The Board is responsible for taking steps to ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

25.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

Communications and Reporting

26.	The Board is responsible for approving a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

27.	The Board is responsible for ensuring appropriate policies and processes are in place to ensure the Company’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

3

Appendix I

Fairness Opinion of National Bank Financial Inc.

I-1

July 26, 2015

The Board of Directors
SilverCrest Mines Inc.

570 Granville Street, Suite 501

Vancouver, B.C.

V6C 3P1

To the Board of Directors:

National Bank Financial Inc. (“NBF”, “we” or “us”) understands that SilverCrest Mines Inc. (“SilverCrest” or the “Company”), First Majestic Silver Corp. (“First Majestic”) and 1040669 B.C. Ltd. (“New SilverCrest”) have entered into an arrangement agreement (the “Arrangement Agreement”) dated July 26, 2015. Under the terms of the Arrangement Agreement, First Majestic will acquire all of the issued and outstanding common shares of SilverCrest (each a “SilverCrest Share” and, collectively, the “SilverCrest Shares”) and the holders of SilverCrest Shares (the “SilverCrest Shareholders”) will receive 0.2769 (the “Exchange Ratio”) of a common share of First Majestic (each whole such share a “First Majestic Share”) plus $0.0001 in cash (collectively, the “Consideration”) for each SilverCrest Share held. In addition, each SilverCrest Shareholder will receive 0.1667 of a common share (each whole such share a “New SilverCrest Share”) of New SilverCrest for each SilverCrest Share held. New SilverCrest will hold SilverCrest’s Las Chispas, Cruz de Mayo, Angel de Plata, Huasabas and Estacion Llano exploration properties located in northern Mexico,and First Majestic’s Guadalupe exploration property located in Durango, Mexico and certain other assets owned by SilverCrest and will be capitalized with approximately C$5.25 million in cash. The transactions contemplated by the Arrangement Agreement will be implemented by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia).

NBF further understands that First Majestic has entered into a lock-up agreement with all SilverCrest directors and senior officers (the “Locked-Up Securityholders”) with respect to the SilverCrest Shares beneficially owned by the Locked-Up Securityholders (the “Lock-up Agreement”), whereby the Locked-Up Securityholders, among other things, commit to vote such securities in favour of the Arrangement, subject to the terms and conditions of the Lock-up Agreement.

We understand that the material terms and conditions of the Arrangement will be fully described in a joint management information circular (the “Circular”) to be prepared by SilverCrest and First Majestic and mailed to their respective Shareholders in connection with a shareholders’ meeting to be called by SilverCrest to seek shareholder approval of the Arrangement and a shareholders’ meeting to be called by First Majestic to seek shareholders’ approval of the issuance of First Majestic Shares as part of the Arrangement.

Engagement of NBF

NBF has been retained by SilverCrest pursuant to an engagement agreement dated effective June 3, 2015 (the “Engagement Agreement”) to provide financial advice to the Company, including providing our opinion (the “Opinion”) to the board of directors of SilverCrest (the “Board”) as to the fairness, from a financial point of view, to SilverCrest Shareholders(other than First Majestic and its affiliates) of the Consideration to be received by them pursuant to the Arrangement for purposes of the Board’s consideration of the Arrangement and its recommendation to the SilverCrest Shareholders in connection therewith. The effective date of this Opinion is July 26, 2015.

I-2

NBF has not been asked to prepare and has not prepared a formal valuation under MI 61-101 (defined below) of SilverCrest or First Majestic or a valuation of any of the securities or assets of either SilverCrest or First Majestic and this Opinion should not be construed as such.

NBF will be paid fees for its services as financial advisor to SilverCrest, including for the delivery of the Opinion. A portion of the fees payable to NBF are contingent on the completion of the Arrangement. In addition, NBF is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by SilverCrest in certain circumstances.

NBF understands that the Opinion and a summary thereof will be included in the Circular and, subject to the terms of the Engagement Agreement, NBF consents to such disclosure.

Relationship with Interested Parties

NBF is not an “associated” or “affiliated” entity or “issuer insider” (as such terms are used in Multilateral Instrument 61-101 of the Ontario Securities Commission and the Québec Autorité des marchés financiers (“MI 61-101”)) of SilverCrest or First Majestic. It has not had nor does it currently anticipate having a relationship with or providing services to either SilverCrest or First Majestic which would have an effect on its independence for purposes of providing this Opinion. As described in the Circular, NBF provided certain services to SilverCrest in advance of its formal engagement in connection with SilverCrest’s canvass of potential transactions, commencing in the autumn of 2014.

NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of SilverCrest or First Majestic and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. NBF, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to SilverCrest or First Majestic.

Credentials of NBF

NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. This Opinion is the opinion of NBF and the form and content hereof have been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. NBF has extensive experience in the preparation and provision of fairness opinions in connection with transactions similar to the Arrangement.

Overview of SilverCrest

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, British Columbia. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located in the State of Sonora, Mexico. The operation comprises a high-grade, epithermal silver and gold deposit, along with a 3,000 tpd conventional milling facility. Santa Elena is projected to produce in a range of 4.7 to 5.1 million silver equivalent ounces in 2015. The SilverCrest Shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “SVL” and on the NYSE MKT under the symbol “SVLC” and are also traded through the Regulated Unofficial Market of the Frankfurt Stock Exchange under the symbol “CW5”.

Overview of First Majestic

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the company achieving its corporate growth objectives. The First Majestic Shares are listed for trading on the TSX under the symbol “FR” and are also listed for trading on the New York Stock Exchange under the symbol “AG”, on the Mexican Stock Exchange under the symbol “AG” and quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

I-3

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out as the case may be, among other things, the following:

a)	Drafts of the Arrangement Agreement and the Lock-up Agreement;

b)	SilverCrest’s audited annual financial statements, the accompanying MD&A and annual information forms for the years ended December 31, 2012, 2013 and 2014;

c)	SilverCrest’s unaudited quarterly report and accompanying MD&A for the three-month period ending March 31, 2015;

d)	drafts of SilverCrest’s unaudited quarterly report and accompanying MD&A for the three-month and six month periods ending June 30, 2015;

e)	the management information circular of SilverCrest dated May 1, 2015 relating to the annual meeting of shareholders of SilverCrest held on June 10, 2015;

f)	National Instrument 43-101 - Standards of Disclosure for Mineral Projects technical reports of SilverCrest;

g)	certain non-public documents regarding SilverCrest made available to NBF, including financial and technical information prepared by management of SilverCrest;

h)	certain SilverCrest financial models prepared by management of SilverCrest;

i)	2015 SilverCrest Budget prepared by management of SilverCrest;

j)	discussions with senior executives of SilverCrest;

k)	First Majestic’s audited annual financial statements, the accompanying MD&A and annual information forms for the years ended December 31, 2012, 2013 and 2014;

l)	First Majestic’s unaudited quarterly report and accompanying MD&A for the three-month period ending March 31, 2015;

m)	drafts of First Majestic’s unaudited quarterly report and accompanying MD&A for the three-month and six month periods ending June 30, 2015;

n)	the management information circular of First Majestic dated April 1, 2015 relating to the annual meeting of shareholders of First Majestic held on May 21, 2015;

o)	National Instrument 43-101 - Standards of Disclosure for Mineral Projects technical reports of First Majestic;

p)	certain non-public documents regarding First Majesticmade available to NBF, including financial and technical information prepared by management of First Majestic;

q)	five year First Majestic budget prepared by management of First Majestic;

I-4

r)	certain First Majestic financial models prepared by NBF in conjunction with SilverCrest management;

s)	participation in a due diligence review session by SilverCrest management regarding its findings following site visits to First Majestic projects;

t)	public information relating to the business, operations, financial performance and share trading history of SilverCrest, First Majestic and other public companies we considered relevant;

u)	various reports published by equity research analysts regarding SilverCrest, First Majestic and other public companies we considered relevant;

v)	data with respect to other transactions of a comparable nature which we considered relevant;

w)	discussions with SilverCrest management with respect to the results of the market canvassing process;

x)	a certificate dated July 23, 2015 of two senior officers of SilverCrest attesting to the accuracy and completeness of information provided to us; and

y)	such other corporate, financial and market information and analyses as considered appropriate by us in the circumstances.

NBF has not, to the best of its knowledge, been denied access by SilverCrest to any information under the control of SilverCrest that has been requested by NBF. No limitation has been placed on NBF’s scope of review hereunder.

Prior Valuations

Senior officers of SilverCrest have represented to NBF that, to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of SilverCrest or any of its material assets or subsidiaries prepared within the past 24 months. No prior bona fide offer or other material expert report was considered by NBF in coming to the conclusions or opinions in this Opinion.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, we have relied upon the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by SilverCrest, its subsidiaries or their respective directors, officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). Our Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not been requested to, nor, subject to the exercise of professional judgment, have we attempted to, verify independently the completeness, accuracy or fair presentation of the Information.

Two senior officers of SilverCrest have represented to NBF in a certificate dated July 23, 2015, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of SilverCrest or in writing by SilverCrest or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives to NBF or obtained by NBF from the System for Electronic Document Analysis and Retrieval (SEDAR) relating to SilverCrest, its subsidiaries, associates or affiliates or the Arrangement for the purpose of preparing the Opinion was, at the date the Information was provided to NBF, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of SilverCrest, its subsidiaries, associates or affiliates, or the Arrangement and did not and does not omit to state a material fact in respect of SilverCrest, its subsidiaries, associates or affiliates, or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any such statement was made; and that (ii) since the dates on which the Information was provided to NBF, except as disclosed in writing to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of SilverCrest or any of its subsidiaries, associates or affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

I-5

With respect to any forecasts, projections, estimates and/or budgets provided to NBF and used in its analyses, NBF notes that projecting future results of any company is inherently subject to uncertainty. NBF has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions in the opinion of SilverCrest, are (or were at the time and continue to be) reasonable in the circumstances.

NBF has assumed that, in all respects material to its analysis, the Arrangement Agreement executed by the parties will be in substantially the form provided to us, the representations and warranties of the parties to the Arrangement Agreement contained therein are true, accurate and complete in all material respects, such parties will each perform all of the respective covenants and agreements to be performed by them under the Arrangement Agreement, and all conditions to the obligations of such parties as specified in the Arrangement Agreement will be satisfied without any waiver thereof. NBF has also assumed that all material approvals and consents required in connection with the consummation of the Arrangement will be obtained and that in connection with obtaining any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that would have a material adverse effect on First Majestic.

We have also assumed that the Lock-up Agreement will be entered into by the parties thereto substantially in the form of the drafts provided to us, that all of the representations and warranties to be contained in the Lock-up Agreement will be correct as of the date hereof and that the Locked-Up Securityholders will vote all of their securities in favour of the Arrangement.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement.We express no opinion as to the value at which the First Majestic Shares or New SilverCrest Shares may trade following completion of the Arrangement.

This Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of SilverCrest or First Majesticas they are reflected in the Information and as they were represented to us in our discussions with the management of SilverCrest. In our analyses and in connection with the preparation of our Opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of NBF and any party involved in the Arrangement. This Opinion is provided to the Board for its use only and may not be relied upon by any other person.NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. NBF believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion. The Opinion should be read in its entirety.

I-6

This Opinion is addressed to and is for the sole use and benefit of the Board, and may not be referred to, summarized, circulated, publicized or reproduced or disclosed to or used or relied upon by any party without the express written consent of NBF. This Opinion is not to be construed as a recommendation to any SilverCrest Shareholder to vote in favour of, or against, the Arrangement.

Value Considerations

In support of the Opinion, NBF has performed certain value analyses on SilverCrest, based on those methodologies and assumptions that NBF considered appropriate in the circumstances for the purposes of providing its Opinion. In the context of the Opinion, NBF has considered, among others, the following methodologies:

a)	the Net Asset Value (“NAV”) Approach (as defined below);

b)	the Precedent Transactions Approach (as defined below); and

c)	the Comparable Trading with Control Premium Approach (as defined below).

NAV Approach

The NAV Approach builds up a value by separately considering each operating, development, exploration and financial asset, the individual values of which are estimated through the application of the methodology viewed as the most appropriate in the circumstances, net of obligations and liabilities, including reclamation and closure costs, associated with each individual asset. The value of each operating, development and exploration asset is summed to produce a total asset value from which the Company’s financial assets and liabilities are added and/or subtracted, as well as an estimate of the present value of corporate general and administrative costs that were not directly assignable to the operating assets (the “NAV Approach”).

SilverCrest’s principal assets consist of: i) the Santa Elena Mine, located in the State of Sonora, Mexico(“Santa Elena Mine”) and, ii) the La Joya property in the Durango State, Mexico (the “La Joya Property”) and a portfolio of mineral properties including the Ermitano property (collectively, the “Exploration Projects”). The La Joya Property and Exploration Projects were ascribed value based on comparable staged properties and included in the SilverCrest NAV.

To value the Santa Elena Mine, NBF utilized an unlevered discounted cash flow (“DCF”) analysis whereby NBF calculated the present value of the unlevered after-tax cash flows over the life of the Santa Elena Mineat a prescribed discount rate. Unlevered after-tax operating cash flows have been reduced on an annual basis by the estimated amount of capital expenditures needed to maintain the Santa Elena Mine in good working condition during the period of the projected cash flows and the anticipated working capital requirements to arrive at a measure of free cash flow. Forecasts of free cash flow were based on equity research estimates, guidance provided by SilverCrest senior management and NBF’s assessment thereof, in the exercise of its professional judgment, over the life of the Santa Elena Mine. Silver and gold price forecasts were considered under research analyst consensus estimates and the spot price.

NBF discounted the unlevered after-tax cash flows by a discount rate consistent with industry standard for producing mining projects. To determine a range of values using the NAV Approach, a range of discount rates were used.

Use of DCF analysis for the Santa Elena Mine under the NAV Approach requires that certain assumptions be made in order to develop the projected free cash flows. NBF performed sensitivity analysis on a variety of the assumptions including, but not limited to: silver price, gold price, discount rate, silver grade, gold grade, silver recovery, gold recovery, production, operating costs, general and administration expenses, and sustaining capital costs.

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Precedent Transactions Approach

NBF reviewed publicly available information on acquisition transactions of comparable silver producing companies (the “Precedent Transactions Approach”). NBF considered these transactions based upon the implied multiples of Price/NAV and Enterprise Value (defined below) to mineral reserves (“Enterprise Value/Reserves”) and mineral resources (“Enterprise Value/Resources”) where available, with enterprise value calculated as equity value plus debt, less cash and cash equivalents (“Enterprise Value”). NBF then applied a range of selected multiples based upon these transactions to the corresponding data of SilverCrest.

NBF also reviewed premia paid to shareholders of acquired companies in these transactions as at the date of announcement of the transaction and based on the average volume weighted average prices (“VWAP”) over the preceding 20-day period. NBF then applied a range of selected premia based upon these transactions to the corresponding data of SilverCrest.

Comparable Trading with Control Premium Approach

NBF reviewed public market trading statistics of comparable silver producing companies and premia paid to shareholders on acquisition transactions of comparable silver producing companies (the “Comparable Trading with Control Premium Approach”). NBF considered multiples based on Price/NAV, Enterprise Value/Reserves, Enterprise Value/Resources and share price to operating cash flow per share (“Price/Cash Flow”) for each of the comparable companies. Estimated financial data for the selected comparable companies was based on publicly available equity research analysts’ estimates and public disclosure by the selected companies. NBF also reviewed equity research analysts’ reports and analysis on SilverCrest, with respect to, among other things, production, cash costs, capital costs, cash flow, NAV and financial prospects. NBF applied a range of selected multiples to the corresponding data of SilverCrest to develop an implied equity value and thereon applied a range of selected premia based upon the reviewed acquisition transactions.

First Majestic Value Analyses

NBF also applied certain value analysis methodologies to First Majestic in order to analyse the value of the First Majestic Shares to be received as part of the Consideration under the Arrangement. The primary methodology used in this analysis was the review of public market trading statistics of comparable silver producing companies (the “Comparable Trading Approach”) to First Majestic. Estimated financial data for the selected comparable companies was based on publicly available research analysts’ estimates and public disclosure by the selected companies. NBF also reviewed equity research analysts’ reports and analysis on First Majestic, with respect to, among other things, production, cash costs, capital costs, cash flow, NAV and financial prospects. NBF applied a range of selected multiples to the corresponding data of First Majestic.

NBF also evaluated and assessed the production and cash flow profile of First Majestic pro forma completion of the Arrangement with SilverCrest (the “Pro Forma Analysis”). These considerations were assessed utilizing financial models prepared by NBF in consultation with SilverCrest and reviewed by SilverCrest. The Pro Forma Analysis was based on several metal price forecasts including research analyst consensus estimates and the spot price. In addition, the Pro Forma Analysis took into consideration scenario analysis with respect to its projections of First Majestic’s five mining operations that were the subject of the modeling analysis undertaken.

In Addition, NBF reviewed and summarized the trading liquidity of First Majestic, as well as SilverCrest including each Company’s trading on the TSX and New York Stock Exchange. It was determined that First Majestic’s common shares have significantly more trading liquidity than SilverCrest’s common shares based on total volume of shares traded, as well as total value of shares traded.

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Fairness Considerations

The assessment of fairness of the Consideration (excluding the value of the New SilverCrest Shares), from a financial point of view, must be determined in the context of the particular transaction. NBF based its conclusion in the Opinion upon a number of quantitative and qualitative factors including, but not limited to:

a)	the fact that the Exchange Ratio implies an offer price of $1.30 per SilverCrest Share based on the TSX closing price per First Majestic Shares of $4.68 on July 24, 2015, representing a premium of 35% to the TSX closing price of $0.96 per SilverCrest Share and a premium of approximately 37% based on the 30-day VWAP of the First Majestic Shares and SilverCrest Shares on the TSX ended July 24, 2015;

b)	the Consideration compares favourably with our analyses using the NAV Approach;

c)	the Consideration compares favourably with our analyses using the Precedent Transactions Approach;

d)	the Consideration compares favourably with our analyses using the Comparable Trading with Control Premium Approach;

e)	the Arrangement being expected to provide SilverCrest Shareholders with greater liquidity;

f)	a review of the impact of the Transaction on First Majestic’s cash position, asset diversification, geopolitical risk profile, operating profile, growth outlook and relative positioning versus peers; and

g)	other factors or analyses, which we have judged, based on our experience in rendering such opinions, to be relevant.

Conclusion

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Consideration to be received by the SilverCrest Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the SilverCrest Shareholders (other than First Majestic and its affiliates).

Yours very truly,

National Bank Financial Inc.

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Appendix J

Fairness Opinion of CORMARK SECURITIES INC.

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July 24, 2015

The Board of Directors of First Majestic Silver Corp.

1805 - 925 West Georgia Street

Vancouver, BC

Canada V6C 3L2

Dear Sirs,

Cormark Securities Inc. (“Cormark”) understands that First Majestic Silver Corp. (“First Majestic” or the “Company”) and SilverCrest Mines Inc. (“SilverCrest”) intend to enter into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which First Majestic has agreed to acquire all of the issued and outstanding common shares of SilverCrest for consideration of 0.2769 of a common share of First Majestic (the "Exchange Ratio") plus C$0.0001 in cash per SilverCrest common share. The Exchange Ratio implies a value of C$1.30 per SilverCrest share based on the closing price of First Majestic's common shares on the Toronto Stock Exchange ("TSX") on July 24, 2015. The offer represents a premium of approximately 37% to SilverCrest's 30-day volume-weighted average price ("VWAP") on the TSX for the period ending July 24, 2015 and a 35% premium to SilverCrest's previous closing price. The transaction will be implemented by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia). In addition, shareholders of SilverCrest will receive shares in a newly formed company ("New SilverCrest") which will hold certain exploration assets currently held by SilverCrest and First Majestic. The specific terms and conditions of, and other matters relating to, the Arrangement will be outlined in a joint information circular of First Majestic and SilverCrest to be mailed to shareholders of First Majestic and SilverCrest (the “Circular”).

Cormark has been retained by the Company to prepare and deliver an opinion as to the fairness of the Arrangement, from a financial point of view, to First Majestic (the “Fairness Opinion”). For the purposes of the Fairness Opinion, Cormark has assumed that the transaction will be completed in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, having regard to all of the elements of the transaction, including, receiving the majority of the minority votes if necessary.

CORMARK’S ENGAGEMENT

Cormark was initially contacted by the Company to act as financial advisor and to provide it with a Fairness Opinion on a potential transaction involving First Majestic and SilverCrest in February 2015. Cormark was formally retained by the Company pursuant to an engagement letter dated May 9, 2015 (the “Engagement Letter”). The terms of the Engagement Letter provide that Cormark is to be paid a fee by First Majestic upon completion of the Arrangement (the “Completion Fee”) and is to be paid a fee on delivery of the Fairness Opinion (the “Fairness Opinion Fee”), which is to be credited against the Completion Fee. The Fairness Opinion Fee is not contingent in whole or in part on the success of the Arrangement or on the conclusions reached in the Fairness Opinion. In addition, Cormark is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services under the Engagement Letter.

CREDENTIALS OF CORMARK

Cormark is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Cormark has participated in a significant number of transactions involving public and private companies, maintains a particular expertise advising companies in the global mining sector and has extensive experience in preparing fairness opinions.

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The Fairness Opinion represents the opinion of Cormark and its form and content have been approved for release by a committee of senior investment banking professionals of Cormark, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

INDEPENDENCE OF CORMARK

Neither Cormark, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of First Majestic, SilverCrest, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Cormark has not been engaged to provide any financial advisory services nor has it participated in any underwriting involving First Majestic, SilverCrest, or any of their associates or affiliates during the 24-month period preceding the date Cormark was first contacted in respect of the Arrangement.

Cormark acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have, and may in the future have, positions in the securities of First Majestic or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such entities or other clients for which it may have received or may receive compensation. As an investment dealer, Cormark conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement or one or more of the Interested Parties.

There are no understandings, agreements or commitments between Cormark and First Majestic, SilverCrest or any other Interested Party with respect to any future financial advisory or investment banking business. Cormark may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for First Majestic, SilverCrest or any other Interested Party.

SCOPE OF REVIEW

In connection with preparing the Fairness Opinion, Cormark has reviewed, relied upon (without verifying or attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

a)	the draft Arrangement Agreement dated July 24, 2015;

b)	audited annual financial statements and management’s discussion and analysis of SilverCrest for each of the years ended December 31, 2014, December 31, 2013 and December 31, 2012;

c)	quarterly financial statements and management’s discussion and analysis of SilverCrest for the quarters ended March 31, 2015, September 30, 2014, June 30, 2014 and March 31, 2014;

d)	annual information form of SilverCrest for the year ended December 31, 2014;

e)	audited annual financial statements and management’s discussion and analysis of First Majestic for each of the years ended December 31, 2014, December 31, 2013 and December 31, 2012;

f)	annual information form of First Majestic for the year ended December 31, 2014;

g)	quarterly financial statements and management’s discussion and analysis of First Majestic for the quarters ended March 31, 2015, September 30, 2014, June 30, 2014 and March 31, 2014;

h)	technical report titled: First Majestic Silver Corp., La Guitarra Silver Mine, Temascaltepec, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update (Dated: March 15, 2015);

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i)	technical report titled: NI 43-101 Technical Report for the San Martín Silver Mine, State of Jalisco, Mexico (Dated: May 13, 2013);

j)	technical report titled: NI 43-101 Technical Report for the Del Toro Silver Mine, Zacatecas State, México (Dated: August 20, 2012);

k)	technical report titled: Technical Report for the La Parrilla Silver Mine, State of Durango, México (Dated: September 8, 2011);

l)	technical report titled: Technical Report for the La Encantada Silver Mine, Coahuila State, México (Dated: January 12, 2009);

m)	technical report titled: UPDATE TO SANTA ELENA PRE-FEASIBILITY STUDY SONORA, MEXICO (Dated: December 31, 2014);

n)	technical report titled: NI 43-101 Technical Report Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project Sonora, Mexico (Dated: January 12, 2009);

o)	confidential information made available by SilverCrest and First Majestic concerning the business, operations, assets, liabilities and prospects of the companies;

p)	meetings and discussions with directors of the Company;

q)	due diligence meetings with senior executives of the Company and SilverCrest concerning the past and current operations and financial condition and the prospects of the Company and SilverCrest;

r)	public information (including corporate presentations and that information prepared by industry research analysts) related to the business, operations, financial performance and trading history of the Company and other selected mining companies, as we considered relevant;

s)	public information with respect to precedent transactions of a comparable nature which we considered relevant; and

t)	such other information, made such other investigations, prepared such other analyses and had such other discussions as we considered appropriate in the circumstances.

Cormark has had full access to and cooperation from the senior officers of First Majestic and has not, to the best of its knowledge, been denied access by the Company to any information requested by Cormark.

PRIOR VALUATIONS

The Company has represented to Cormark that there have been no independent appraisals or valuations (as defined in MI 61-101) or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries on any of their respective material assets or liabilities which have been prepared as of a date within the preceding 24 months that otherwise have not been provided to Cormark.

ASSUMPTIONS AND LIMITATIONS

Cormark has not been asked to prepare and has not prepared a formal valuation of the Company, SilverCrest or any of their respective securities or assets, and the Fairness Opinion should not be construed as such. Cormark has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which the First Majestic or SilverCrest shares may trade at any future date. Cormark similarly was not engaged to review any legal, tax or accounting aspects of the Arrangement. Cormark has relied upon, without independent verification or investigation, the assessment by the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. In addition, the Fairness Opinion does not address the relative merits of the Arrangement as compared to any other transaction involving the Company, the prospects or likelihood of any alternative transaction or any other possible transaction involving the Company, its assets or its securities.

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With the approval of the board of directors (the “Board”) and as is provided for in the Engagement Letter, Cormark has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it by or on behalf of the Company and its directors, officers, agents and advisors or otherwise (collectively, the “Information”) and Cormark has assumed that this Information does not omit any material fact or any fact necessary to be stated to make that Information not misleading. The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information including the absence of any undisclosed material change. Subject to the exercise of professional judgment and except as expressly described herein, Cormark has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information.

With respect to financial and operating forecasts, projections, estimates and/or budgets provided to Cormark and used in the analyses supporting the Fairness Opinion, Cormark has noted that projecting future results of any company is inherently subject to uncertainty. Cormark has assumed that such forecasts, projections, estimates and/or budgets were reasonably prepared consistent with industry practice on a basis reflecting the best currently available assumptions, estimates and judgments of management of the Company as to the future financial performance of First Majestic and SilverCrest and are (or were at the time and continue to be) reasonable in the circumstances. In rendering the Fairness Opinion, Cormark expresses no view as to the reasonableness of such forecasts, projections, estimates and/or budgets or the assumptions on which they are based.

Senior officers of the Company have represented to Cormark in a certificate delivered as of the date hereof, among other things, that: (a) the Information provided by, or on behalf, of the Company or any of its affiliates or its representatives and agents to Cormark for the purpose of preparing the Fairness Opinion was, at the date such information was provided to Cormark, and is now, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company and its affiliates or the Arrangement and did not and does not omit a material fact in relation to the Company and its affiliates or the Arrangement necessary to make the Information not misleading in light of the circumstances under which it was provided; (b) since the dates on which the Information was provided to Cormark, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; (c) to the best of the Company’s knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its affiliates or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to Cormark; and (d) since the dates on which the Information was provided to Cormark by the Company, no material transaction has been entered into by the Company or any of its affiliates which has not been disclosed in complete detail to Cormark.

This Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its affiliates, as they were reflected in the Information and as they have been represented to Cormark in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, Cormark has made certain assumptions with respect to expected industry performance, general business and economic conditions and other matters, most of which are beyond the control of Cormark or any party involved in the Arrangement. Cormark believes these assumptions are reasonable under the current circumstances; however, actual future results may demonstrate that certain assumptions were incorrect.

In preparing the Fairness Opinion, Cormark has also assumed that the disclosure provided or incorporated by reference in the Circular and any other documents prepared in connection with the Arrangement will be accurate in all material respects and will comply with the requirements of all applicable laws, that all of the conditions required to implement the Arrangement will be met, that the procedures being followed to implement the Arrangement are valid and effective, and that the Circular will be distributed to First Majestic and SilverCrest shareholders in accordance with applicable laws.

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The Fairness Opinion has been prepared for the exclusive use of the Board in connection with the Arrangement. The Fairness Opinion may not be used by any person or relied upon by any other person and may not be used or relied upon by the Board for any purpose other than the purpose hereinbefore stated, without the express prior written consent of Cormark. Except as contemplated herein, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. Cormark hereby consents to the reference to Cormark and the description of, reference to and reproduction of the Fairness Opinion in the Circular prepared in connection with the Arrangement for delivery to First Majestic and SilverCrest shareholders and filing with the securities commissions or similar regulatory authorities in each province and territory of Canada.

Cormark believes that the Fairness Opinion must be considered and reviewed as a whole and that selecting portions of the stated analyses or factors considered by Cormark, without considering all the stated analyses and factors together, could create a misleading view of the process underlying, or the scope of the Fairness Opinion. The preparation of a fairness opinion of this nature is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any First Majestic shareholder as to whether or not to vote in favour of the Arrangement.

The Fairness Opinion is given as of the date hereof and Cormark disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Cormark’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Cormark reserves the right to change, modify or withdraw the Fairness Opinion.

The Fairness Opinion has been prepared in accordance with the Disclosure Standards for Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Fairness Opinion.

FAIRNESS OPINION

Based upon and subject to the foregoing, Cormark is of the opinion that, as at of the date hereof, the Arrangement is fair, from a financial point of view, to First Majestic.

Yours very truly,

CORMARK SECURITIES INC.

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Appendix K

Interim Order

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SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

AUG 2 4 2015

ENTERED

Form 35 (Rules 8-4(1), 13-1(3) and 17-1(2))

No. S-156937
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF *THE BUSINESS CORPORATIONS ACT*, S.B.C. 2002, C. 57

AND

IN THE MATTER OF AN ARRANGEMENT AMONG SILVERCREST MINES INC. AND ITS SECURITYHOLDERS AND INVOLVING FIRST MAJESTIC SILVER CORP. AND SILVERCREST METALS INC.

SILVERCREST MINES INC.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE	MASTER HARPER	)	24 AUGUST 2015
		)	
		)	

UPON THE APPLICATION of the Petitioner without notice coming on for hearing at Vancouver, British Columbia, on the 24th day of August, 2015, and on hearing Jasmin Z. Ahmad, counsel for the Petitioner, and on reading the affidavit #1 of J. Scott Drever sworn on August 20, 2015 and the materials filed herein;

THIS COURT ORDERS that:

Definitions

1. For the purposes of this Order Made After Application (this "Interim Order"), unless otherwise defined, terms that begin with capital letters have the respective meanings set out in the draft information circular relating to the special meeting of the shareholders of the Petitioner attached as Exhibit "F" to the Affidavit of J. Scott Drever sworn on August 20, 2015 (the "Drever Affidavit").

Special General Meeting

2. The Petitioner be at liberty to call, hold and conduct a special meeting (the "SilverCrest Meeting") of the holders of its common shares (the "SilverCrest Shareholders") at the

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Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on September 25, 2015, or as otherwise provided by Order of this Court, for the following purposes:

(a) for the SilverCrest Shareholders to consider and, if deemed advisable, pass one or more special resolutions to approve, with or without variation, the arrangement (the "Arrangement") involving the Petitioner, its shareholders, First Majestic Silver Corp. and SilverCrest Metals Inc. in accordance with the plan of arrangement, a copy of which is attached as Schedule "A" to Exhibit "B" to the Drever Affidavit; and

(b) to transact such further and other business as may properly be brought before the SilverCrest Meeting or any adjournment(s) or postponement(s) thereof.

Notice of the SilverCrest Meeting

3. Not less than 21 days before the date appointed for the SilverCrest Meeting, the Petitioner shall cause to be sent by prepaid ordinary mail, by courier or by email (in the case of those Shareholders who have consented in writing to receive by email from the Petitioner notices and other documents to be sent to SilverCrest Shareholders), as determined by the Petitioner to be the most appropriate method of communication, to each of the SilverCrest Shareholders at their respective addresses appearing in the register of SilverCrest Shareholders or the records of the Petitioner the following:

(a) a notice of meeting (the "Notice of Special Meeting") convening the SilverCrest Meeting, substantially in the form of Exhibit "D" to the Drever Affidavit,

(b) a letter of transmittal, substantially in the form of Exhibit "E" to the Drever Affidavit,

(c) an information circular (the "Circular"), substantially in the form of Exhibit "F" to the Drever Affidavit, and

(d) a form of proxy (the "Form of Proxy"), substantially in the form of Exhibit "G" to the Drever Affidavit.

(collectively, the "Meeting Materials").

4. Only those SilverCrest Shareholders recorded in the register of SilverCrest Shareholders as at the close of business on August 17, 2015 (the "Record Date"), shall be entitled to receive notice of and to attend and vote at the SilverCrest Meeting and at any adjournment thereof;

5. In the case of beneficial owners of common shares of the Petitioner (the "Beneficial SilverCrest Shareholders") who do not appear in the register of SilverCrest Shareholders, the Petitioner shall comply with its obligations with respect to notice of the SilverCrest Meeting and the delivery of the Meeting Materials by complying with Canadian Securities Administrators' National Instrument 54-101, *Communications with Beneficial Owners of Securities of a Reporting Issuer*;

6. The Petitioner is directed to distribute to the holders of options of the Petitioner (the "SilverCrest Optionholders") the Circular (including all appendices) by any method permitted for notice to the SilverCrest Shareholders set forth in paragraph 3 above, concurrently with the distribution of the Meeting Materials to the SilverCrest Shareholders. Distribution to the SilverCrest Optionholders

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shall be to their addresses as they appear on the books and records of the Petitioner or its registrar and transfer agent at the close of business on the Record Date.

7. Notice of further revisions, amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to SilverCrest Shareholders, Beneficial SilverCrest Shareholders, SilverCrest Optionholders, directors and auditors by press release, news release, newspaper advertisement or notice sent to those persons or entities by the means specified in paragraphs 3, 5 and 6 and as determined by the Petitioner to be the most appropriate method of communication;

8. The sending of the Meeting Materials in accordance with paragraphs 3 and 5 of this Interim Order shall constitute good and sufficient service of the Meeting Materials on all persons who are entitled to receive notice of this proceeding and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and such service shall be deemed effective on the day on which the Meeting Materials are mailed, couriered, or emailed;

9. The accidental omission to give notice of the SilverCrest Meeting, or the non-receipt of such notice or of any of the Meeting Materials by any one or more of the SilverCrest Shareholders or of the Beneficial SilverCrest Shareholders shall not invalidate any resolution passed or proceeding taken at the SilverCrest Meeting;

10. The form of documents substantially in the form set forth in Exhibits "D", "E", "F" and "G" to the Drever Affidavit are approved for use in connection with the SilverCrest Meeting;

Conduct of the SilverCrest Meeting

11. Except as provided for in this Interim Order or further Order of the Court, the SilverCrest Meeting shall be called, held and conducted in accordance with the provisions of the *Business Corporations Act*, S.B.C. 2002, c. 57 (the "Act") and the articles of the Petitioner;

12. The only persons entitled to attend the SilverCrest Meeting shall be the registered SilverCrest Shareholders as of the Record Date or their valid proxyholders, the Petitioner's directors, officers, auditor and advisors, representatives of First Majestic Silver Corp. ("First Majestic") and any other person admitted on the invitation of the Chairperson;

13. Graham C. Thody, the Chairperson of the board of directors of the Petitioner (the "Board"), or failing him, J. Scott Drever, the Chief Executive Officer of the Petitioner or failing him, Bernard Poznanski, the Corporate Secretary of the Petitioner, shall be chairperson of the SilverCrest Meeting; or failing them, the chairperson shall be determined in accordance with the articles of the Petitioner;

14. The only persons entitled to vote at the SilverCrest Meeting shall be the SilverCrest Shareholders as at the close of business on the Record Date or their proxyholders. Each common share of the Petitioner shall carry one vote at the SilverCrest Meeting;

15. To be voted at the SilverCrest Meeting, any instrument of proxy must be deposited at the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto Ontario M5J 2Y1 by mail delivery or fax at its address set out in the form of proxy, substantially in the form set forth in Exhibit "G" to the Drever Affidavit, no later than 10:00 a.m. (Vancouver time) on September 23, 2015, or, if the SilverCrest Meeting is adjourned or postponed, not less

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than 48 hours (excluding Saturdays, Sundays and holidays) prior to the start of such adjourned or postponed meeting, subject to the discretion of the chairperson of the SilverCrest Meeting to accept proxies deposited after this deadline, provided that if the chairperson accepts any proxies after this deadline, the chairperson must accept all proxies deposited after this deadline;

17. Once commenced, the SilverCrest Meeting may, subject to the terms of the Arrangement Agreement, be adjourned from time to time and no further notice of such adjournment or the holding of any adjourned meeting or meetings need be given thereafter unless the period of adjournment is greater than 30 days;

18. Subject to the terms of the Arrangement Agreement, the Board may adjourn or postpone the SilverCrest Meeting from time to time, without the need for approval of the Court. Notice of such further adjournment or postponement may be communicated, at any time prior to the adjourned postponed meeting date, to SilverCrest Shareholders, SilverCrest Beneficial Shareholders, SilverCrest Optionholders, directors and auditors by press release, news release, newspaper advertisement or notice sent to those persons or entities by the means specified in paragraphs 3, 5 and 6 and as determined by the Petitioner to be the most appropriate method of communication;

19. Any adjournment or postponement of the SilverCrest Meeting will not change the Record Date for the SilverCrest Meeting.

Amendments

20. The Petitioner is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, provided it has obtained any required consents under the Arrangement Agreement or otherwise, and the Plan of Arrangement as so amended, revised or supplemented will be the Plan of Arrangement which is submitted to the SilverCrest Meeting and which will thereby become the subject of the Arrangement Resolution.

Scrutineer

21. Computershare Trust Company of Canada will be authorized to act as scrutineer for the SilverCrest Meeting.

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Dissent Rights

22. The SilverCrest Shareholders shall be entitled to exercise dissent rights in respect of the resolution approving the Arrangement pursuant to and in the manner set forth in sections 237 to 247 of the Act as modified by this Interim Order and by Article 3 of the Arrangement and to seek the fair value for their shares of the Petitioner.

23. Notwithstanding anything in the Act, a SilverCrest Shareholder who wishes to exercise dissent rights must ensure that a written Dissent Notice is received by the Petitioner at its registered office at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H4 on or before 5:00 p.m. (Vancouver time) on September 22, 2015, or in the case of the postponement or adjournment of the SilverCrest Meeting date, on or before 5:00 p.m. (Vancouver time) on the date that is two business days immediately preceding the date of the postponed or adjourned SilverCrest Meeting date and, in either case, must strictly comply with the dissent procedures set out in the Circular and in the Arrangement.

24. If the Arrangement is approved by the SilverCrest Shareholders at the SilverCrest Meeting, the Petitioner shall be at liberty to apply to this Court on September 30, 2015, or such other date as may be set by this Court, for a final Order approving the Arrangement and for related orders and declarations;

25. Each of:

(a) the delivery of the Meeting Materials (including the Notice of Hearing of Petition for final Order substantially in the form of Exhibit "H" to the Drever Affidavit (the "Notice of Hearing of Petition") to the SilverCrest Shareholders; and

in accordance with the terms of this Interim Order, shall constitute good and sufficient service of notice of the date of hearing of the application for the final Order and no other material need to be served on any person unless a response to petition substantially in the form of Form 67 of the *Rules of Court* (the "Response to Petition") is filed and served in accordance with the terms of paragraph 26 of this Order;

26. Any SilverCrest Shareholder or SilverCrest Optionholder may appear on the application for the Final Order provided they file the Response to Petition with this Court and deliver the filed Response to Petition to the lawyers for the Petitioner by 4:00 p.m. (Vancouver time) on September 25, 2015.

27. In the event the application for a final Order does not proceed on the date set forth on the Notice of Hearing of Petition, and is adjourned, only those persons who served a Response to Petition shall be entitled to be given notice of the adjourned application date.

28. The Final Order, if granted, will provide the basis for the parties to rely on the exemption from registration provided in Section 3(a)(10) of the United States *Securities Act of 1933* with respect to the issuance of the Consideration Shares, Spinco Shares and Replacement Options to be issued pursuant to the Arrangement.

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Variance and General Provisions

29. The Petitioner shall be entitled to seek leave to vary the terms of this Interim Order upon the giving of such notice as this Court may direct; and

30. Rules 4-3, 4-5, 8-1, 8-2 and 16-1(4) and (8) of the Supreme Court Civil Rules will not apply to any further applications in respect of this proceeding, including the application for the final Order and any application to vary this Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for the Petitioner
Jasmin Z. Ahmad

BY THE COURT

Registrar

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Appendix L

Notice of Hearing of Petition for Final Order

No. S-156937

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF DIVISION 5 OF PART 9 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA),

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF AN ARRANGEMENT INVOLVING

SILVERCREST MINES INC., FIRST MAJESTIC SILVER CORP. and SILVERCREST METALS INC. (FORMERLY 1040669 B.C. LTD).

NOTICE OF HEARING OF PETITION

NOTICE IS HEREBY GIVEN that a Petition has been filed by SilverCrest Mines Inc. (the “Petitioner”) for sanction and approval of an arrangement (the “Arrangement”) pursuant to section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving the Petitioner, its shareholders, SilverCrest Metals Inc. (its wholly owned subsidiary), and First Majestic Silver Corp. (“First Majestic”), which Arrangement is described in greater detail in the joint information circular of the Petitioner and First Majestic dated August 24, 2015 accompanying this Notice of Hearing of Petition.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated August 24, 2015, has given declarations and directions with respect to the Arrangement and as to the calling of a meeting of the holders (the “Shareholders”) of common shares (the “Shares”) of the Petitioner for the purpose of such Shareholders voting upon a resolution to approve the Arrangement, and the Court has directed that the Shareholders shall have the right to dissent under the provisions of section 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

AND NOTICE IS FURTHER GIVEN that if the Arrangement is approved by the Shareholders, further to the Interim Order, the Petition for an Order approving the Arrangement will be heard before a Justice of the Supreme Court of British Columbia at the Court House at 800 Smithe Street, Vancouver, British Columbia on September 30, 2015 at the hour of 9:45 in the forenoon, or so soon thereafter as counsel may be heard.

At the hearing of the Petition, the Petitioner intends to seek:

(a)	an Order approving the Arrangement pursuant to section 288 of the BCBCA; and

(b)	such other and further orders, declarations and directions as the Court may deem just.

Any Shareholder of the Petitioner desiring to support or oppose the making of an Order on the said application may be heard at the hearing of the application by filing and delivering a Response to Petition as set forth below and any affidavit material upon which the Shareholder may wish to rely.

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IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION IN THE PETITION OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE of your intention by filing a form of Response to Petition at the Vancouver Registry of the Supreme Court of British Columbia (the “Registry”) as soon as reasonably practicable and, in any event, no later than two days before the hearing of the application for a final Order and YOU MUST ALSO DELIVER a copy of the Response to Petition to the Petitioner’s address for delivery, which is set out below.

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry.

The address of the Registry is: 800 Smithe Street, Vancouver, British Columbia.

AND NOTICE IS FURTHER GIVEN that, at the hearing of the application in the Petition and subject to the foregoing, Shareholders of the Petitioner and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement.

If you do not file and deliver a Response to Petition as aforesaid and attend either in person or by Counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved it will significantly affect the legal rights of Shareholders of the Petitioner.

A copy of the said Petition and other documents in the proceedings will be furnished to any Shareholder of the Petitioner upon request in writing addressed to the solicitors for the Petitioner at its address for delivery set out below.

The Petitioner’s address for delivery is c/o Koffman Kalef LLP Business Lawyers, 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4, Attention: Jasmin Z. Ahmad.

DATED this 24th day of August, 2015.

Koffman Kalef LLP
Solicitors for the Petitioner

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Appendix M

DISSENT PROVISIONS UNDER THE BCBCA

Division 2 – Dissent Proceedings

Definitions and application

237 (1)	In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent; and

“payout value” means, (a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution, (b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or (c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)           This Division applies to any right of dissent exercisable by a shareholder except to the extent that (a) the court orders otherwise, or (b) in the case of a right of dissent authorized by a resolution referred to in section 238(1)(g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1)   A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution; or

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must:

(a)	prepare a separate notice of dissent under section 242 for (i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and (ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting;

(b)	identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent; and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver; and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)           If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)          If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote:

(a)	a copy of the proposed resolution; and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)          If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote:

(a)	a copy of the proposed resolution; and

(b)	a statement advising of the right to send a notice of dissent.

(3)           If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote:

(a)	a copy of the resolution;

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)           Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241         If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent:

(a)	a copy of the entered order; and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1)   A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must:

(a)	if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be;

(b)	if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section; or

(c)	if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)           A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)           A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)           A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and:

(i)	the names of the registered owners of those other shares;

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners; and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the Dissenting SilverCrest Shareholder, a statement to that effect and:

(i)	the name and address of the beneficial owner; and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)           The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1)    A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1)   A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2)          The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)           Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)           Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)           A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1)    A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)          A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)          Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)          If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)           A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246          The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company; or

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247          If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and (c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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